UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended: December 31, 2024

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from to

Commission file number 1-9183

Harley-Davidson, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	**39-1382325**
(State of organization)	**(I.R.S. Employer Identification No.)**

3700 West Juneau Avenue	**Milwaukee**	**Wisconsin**	**53208**
(Address of principal executive offices)			**(Zip code)**

Registrant's telephone number, including area code: (414) 342-4680

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par value, $.01 per share	HOG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer	☒	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

Aggregate market value of the voting stock held by non-affiliates of the registrant at June 28, 2024: $4,358,110,124

Number of shares of the registrant's common stock outstanding at January 31, 2025: 124,536,850 shares

Documents Incorporated by Reference
Part III of this report incorporates information by reference from registrant's Proxy Statement for the annual meeting of its shareholders to be held on May 14, 2025

Harley-Davidson, Inc.

Form 10-K

For The Year Ended December 31, 2024

[This page intentionally left blank]

(1) Note regarding forward-looking statements

The Company intends that certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "plans," "may," "will," "estimates," "targets," "intends," "forecasts," "sees," "commits," "assumes," "envisions," or words of similar meaning. Similarly, statements that describe or refer to future expectations, future plans, strategies, objectives, outlooks, targets, guidance, commitments or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, unfavorably or favorably, from those anticipated as of the date of this report. Certain of such risks and uncertainties are described in close proximity to such statements or elsewhere in this report, including in *Item 1A. Risk Factors* and under the Cautionary Statements section in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included under the Overview and Guidance sections in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* are only made as of February 5, 2025, and the remaining forward-looking statements in this report are made as of the date of the filing of this report (February 26, 2025), and the Company disclaims any obligations to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Item 1. Business

General

Harley-Davidson was founded in 1903. Harley-Davidson, Inc. was incorporated in 1981, at which time it purchased the Harley-Davidson® motorcycle business from AMF Incorporated in a management buyout. In 1986, Harley-Davidson, Inc. became publicly held. Unless the context otherwise requires, all references to the "Company" include Harley-Davidson, Inc. and all of its subsidiaries. The Company has three reportable segments: Harley-Davidson Motor Company (HDMC), LiveWire, and Harley-Davidson Financial Services (HDFS). The Company's reportable segments, which are discussed in greater detail below, are strategic business units that offer different products and services and are managed separately based on the fundamental differences in their operations. Revenue by segment for the last three fiscal years was as follows (in thousands):

	2024	2023	2022
HDMC	$ 4,121,906	$ 4,844,594	$ 4,887,672
LiveWire	26,358	38,298	46,833
HDFS	1,038,538	953,586	820,625
	$ 5,186,802	$ 5,836,478	$ 5,755,130

Strategy[1]

The Hardwire is the Company's 2021-2025 strategic plan guided by its mission and vision, which the Company introduced on February 2, 2021. The plan targets long-term profitable growth through focused efforts that extend and strengthen the brand and drive value for its shareholders. The Company's ambition is to enhance its position as the most desirable motorcycle brand in the world. Desirability is a motivating force driven by emotion. Harley-Davidson has long been associated with igniting desirability, and it is embedded in its vision; it is at the heart of its mission, and it is part of its over 120-year legacy. To drive desirability, the Company will:

- Design, engineer and advance the most desirable motorcycles in the world - reflected in quality, innovation, and craftsmanship
- Build a lifestyle brand valued for the emotion reflected in every product and experience for riders and non-riders alike
- Focus on customers, delivering adventure and freedom for the soul

The Hardwire strategic priorities are as follows:

Profit focus: Investing in its strongest motorcycle product segments – Harley-Davidson plans to invest significant time and resources on strengthening and growing its leadership positions in its strongest, most profitable motorcycle product segments: Grand American Touring, large Cruiser and Trike.

Selective expansion and redefinition: To win in attractive motorcycle segments and markets – The Company plans to selectively expand into and within motorcycle product segments, focusing on product segments that are profitable and aligned with the Company's product and brand capabilities, such as Adventure Touring and middleweight Cruiser.

The Company plans to focus on markets that matter most to its future growth. The Company will also continue to test further avenues for desirable long-term growth such as premium low-displacement motorcycles.

Lead in Electric: Investing in leading the electric motorcycle market – Electric motorcycles form a part of the Company's future, and it is committed to leading the electric motorcycle market. The focus will be on technology development, with an approach to product and go-to-market actions that reflect the expectations of the targeted customer to deliver the most desirable electric motorcycles in the world.

Growth beyond bikes: Expanding complementary businesses and engaging beyond product – Harley-Davidson creates products, services and experiences that inspire its customers to discover adventure, find freedom for the soul and live the Harley-Davidson lifestyle. The Company's parts and accessories, apparel and licensing, and financial services businesses are all important pillars of the Company's future success as a global lifestyle brand. Through The Hardwire, the Company plans to grow the profitability of these businesses through refreshed product and program offerings, stronger execution and additional opportunities, including digital and in-dealership purchases.

Integrated customer experience: Growing our connection with riders and non-riders – The Hardwire puts customers at the forefront of the Company's products, experiences and investments – from the rider who may dream of motorcycling or just learned to ride, all the way to riders who are deeply passionate about and invested in the Harley-Davidson lifestyle. The Company recognizes the different needs and expectations of its customers and is creating touchpoints tailored to individual needs. Powered by integrated data, the goal is to seamlessly engage with customers, creating a meaningful, unique and personalized experience with Harley-Davidson each and every time.

Inclusive Stakeholder Management – The Company strives to deliver long-term value to all stakeholders. Inclusive Stakeholder Management is the unifying theme for how the Company will help drive additional shareholder value for its investors.

Harley-Davidson Motor Company (HDMC) Segment

HDMC designs, manufactures and sells Harley-Davidson motorcycles. HDMC also sells motorcycle parts, accessories, and apparel as well as licenses its trademarks. HDMC conducts business on a global basis, with sales in the United States (U.S.), Canada, Europe/Middle East/Africa (EMEA), Asia Pacific, and Latin America. HDMC's products are sold to retail customers primarily through a network of independent dealers. Dealers generally stock and sell Harley-Davidson motorcycles, parts and accessories, apparel, and licensed products and service motorcycles. Dealership points by geographic location as of December 31, 2024 were as follows:

	U.S.	Canada	EMEA	Asia Pacific	Latin America	Total
Dealership points	570	48	314	263	29	1,224

HDMC also distributes its motorcycles through an independent distributor in India. The independent distributor sells HDMC's products through independent Harley-Davidson dealers in India, included in the table above, as well as through the distributor's existing dealer network.

HDMC's parts and accessories and apparel are also retailed through HDMC's eCommerce websites in the U.S., in Canada and in certain European markets. Products sold through the U.S. eCommerce website are retailed to consumers through authorized U.S. dealers. Products sold through Canadian and European eCommerce websites are retailed by HDMC directly to the consumer. In addition, HDMC utilizes third-party eCommerce websites in other select international markets.

HDMC revenue by product line as a percent of total revenue for the last three fiscal years was as follows:

	2024	2023	2022
Motorcycles	76.1 %	78.4 %	77.5 %
Parts and accessories	15.8	14.4	15.0
Apparel	5.8	5.0	5.5
Licensing	0.6	0.6	0.8
Other products and services	1.7	1.6	1.2
	100.0 %	100.0 %	100.0 %

Motorcycles – HDMC offers internal combustion engine motorcycles under the Harley-Davidson brand. The majority of HDMC's internal combustion engines have displacements that are greater than 600 cubic centimeters (cc) up to approximately 1900cc's. Additionally, HDMC offers smaller-displacement Lightweight motorcycles in certain markets. HDMC markets its motorcycles in six categories that reflect customer needs and preferences and the Company's unique combination of product heritage and innovation. HDMC's product categories include: Grand American Touring, Trike, Cruiser, Sport, Lightweight, and Adventure Touring. The motorcycle industry uses the following motorcycle product segments:

- Touring – emphasizes rider comfort and load capacity and incorporates features such as fairings and luggage compartments ideal for long rides, including the Company's Grand American Touring and Trike models
- Dual Sport – designed primarily for off-highway recreational use with the capability for use on public roads
- Adventure – designed primarily for on-highway use and capable of light-duty, off-highway riding, including the Company's Adventure Touring models
- Cruiser – emphasizes styling, customization and casual riding, including the Company's Cruiser and Sport models
- Standard – a basic motorcycle typically featuring upright seating for one or two passengers, including the Company's Lightweight models
- Sportbike – incorporates racing technology and performance and aerodynamic styling and riding position

Competition in the motorcycle industry is based upon a number of factors, including product capabilities and features, styling, price, quality, reliability, warranty, availability of financing, and quality of the dealer networks that sell the products. The Company believes its Harley-Davidson motorcycles continue to generally command a premium price at retail relative to competitors' motorcycles. Harley-Davidson motorcycles offer unique styling, customization, innovative design, distinctive sound, superior quality and reliability and include a warranty. HDMC also considers the availability of its line of motorcycle parts and accessories and apparel, the availability of financing through HDFS and its global network of dealers to be competitive advantages.

Industry data includes on-road motorcycles with internal combustion engines with displacements greater than 600cc's and electric motorcycles with kilowatt peak power equivalents greater than 600cc's. In 2024, approximately 79% of the total annual dealer retail sales of new Harley-Davidson motorcycles were sold in the U.S. and European 601+cc markets. Other significant markets for HDMC, based on the HDMC's 2024 retail sales data, include Canada, Japan, Australia, New Zealand and China.

Industry registration data[(a)(b)(c)] for 601+cc motorcycles was as follows:

	2024	2023	2022
Industry new motorcycle registrations:			
United States[(d)]	253,156	256,710	264,367
Europe[(e)]	516,260	473,486	406,145
Harley-Davidson new motorcycle registrations:			
United States[(d)]	94,383	97,169	109,034
Europe[(e)]	25,860	22,494	24,752
Harley-Davidson market share data:			
United States[(d)]	37.3 %	37.9 %	41.2 %
Europe[(e)]	5.0 %	4.8 %	6.1 %

(a) Data includes on-road models with internal combustion engines with displacements greater than 600cc's and electric motorcycles with kilowatt (kW) peak power equivalents greater than 600cc's (601+cc). On-road 601+cc models include dual purpose models, three-wheeled motorcycles and autocycles.

(b) New motorcycle registrations for the industry and Harley-Davidson are provided by or derived from third-party sources. New motorcycle registrations include consumer registrations (retail registrations) and to a lesser extent manufacturer, distributor and dealer registrations (non-retail registrations), for example, to register demonstration fleets. In the later part of 2024, manufacturers (including the Company), distributors and dealers registered some motorcycles through non-retail registrations to qualify the motorcycles under the new Euro 5+ emissions standard to allow for subsequent retail sale after December 31, 2024. As a result, Harley-Davidson new motorcycle registrations for Europe in 2024 included a higher proportion of non-retail registrations in 2024 compared to 2023 and 2022. While the Company believes industry registrations for Europe in 2024 were impacted in a similar manner, it does not have access to information necessary to confirm this. Therefore, the Company is unable to determine the impact of non-retail registrations, either positive or negative, on its 2024 market share for Europe. Harley-Davidson new motorcycle registrations in 2024 for Europe included approximately 1,800 and 1,900 new motorcycles registered by the Company and its dealers, respectively, in connection with the Euro 5+ emissions standard.

(c) The registration data for Harley-Davidson motorcycles presented in this table will differ from the Harley-Davidson retail sales data presented in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* (Item 7). The Company's source for retail sales data in Item 7 is sales and warranty registrations provided by dealers as compiled by the Company. Differences may arise related to the exclusion of non-retail registrations from the Item 7 retail sales data, the inclusion of additional markets in the Item 7 retail sales data and the timing of data submissions to the independent sources.

(d) U.S. industry data is derived from information provided by the Motorcycle Industry Council. This third-party data is subject to revision and update.

(e) Europe data includes Austria, Belgium, Denmark, Finland, France, Germany, Italy, Luxembourg, Netherlands, Norway, Spain, Sweden, Switzerland, and the United Kingdom. Industry data is derived from information provided by Management Services Helwig Schmitt GmbH. This third-party data is subject to revision and update.

Parts and Accessories – Parts and accessories products are comprised of Genuine Motor Parts and Genuine Motor Accessories. Genuine Motor Parts include replacement parts and Genuine Motor Accessories includes mechanical and cosmetic accessories.

Apparel and Licensing – Apparel includes clothing and riding gear including Genuine MotorClothes®. In addition, the Company creates reach and awareness of the Harley-Davidson brand among its customers and the non-riding public by licensing the name "Harley-Davidson" and other trademarks owned by the Company for use on a range of products.

Patents and Trademarks – HDMC strategically manages its portfolio of patents, trade secrets, copyrights, trademarks and other intellectual property.

The Company owns, and continues to obtain, patent rights that relate to HDMC motorcycles and related products and processes for their production. Certain technology-related intellectual property is also protected, where appropriate, by license agreements, confidentiality agreements or other agreements with suppliers, employees and other third parties. HDMC diligently protects its intellectual property, including patents and trade secrets, and its rights to innovative and proprietary technologies and designs. This protection, including enforcement, is important as HDMC moves forward with investments in new products, designs and technologies. While the Company believes patents are important to HDMC's business operations and in the aggregate constitute a valuable asset, the success of the business is not dependent on any one patent or group of patents. HDMC's active patent portfolio has an average remaining age of approximately fourteen years. A patent review committee manages the patent strategy and portfolio of HDMC.

Trademarks are important to HDMC's businesses and licensing activities. HDMC has a vigorous worldwide program of trademark registration and enforcement to maintain and strengthen the value of the trademarks and prevent the unauthorized use of those trademarks. The HARLEY-DAVIDSON trademark and the Bar and Shield trademark are each highly recognizable to the public and are very valuable assets. Additionally, HDMC uses numerous other trademarks, trade names and logos which are registered worldwide. The following are among HDMC's trademarks: HARLEY-DAVIDSON, H-D, HARLEY, the Bar & Shield Logo, MOTORCLOTHES, the MotorClothes Logo, the #1 Logo, the Willie G Skull Logo, HARLEY OWNERS GROUP, H.O.G., the H.O.G. Logo, SCREAMIN' EAGLE, SOFTAIL and SPORTSTER. The HARLEY-DAVIDSON trademark has been used since 1903 and the Bar and Shield trademark since at least 1910. Substantially all of HDMC's trademarks are owned by Harley-Davidson Motor Company, Inc., which manages HDMC's global trademark strategy and portfolio.

Marketing – The Harley-Davidson brand, products and consumer experiences are marketed to riders and enthusiasts worldwide. Creating awareness, interest and advocacy of the Harley-Davidson brand, motorcycles, parts and accessories, apparel, financial offerings and experiences occurs primarily through consumer events, digital marketing and social media as well as more traditional promotional and advertising activities. Additionally, Harley-Davidson dealers within HDMC's global network engage in a wide range of local marketing and events.

Experiences that build community and connect people with the Harley-Davidson brand and with one another are at the center of much of HDMC's marketing efforts. To develop, engage and retain committed riders, HDMC participates in and sponsors motorcycle rallies, tours, racing activities, music festivals and other special events. HDMC also sponsors the Harley Owners Group (H.O.G.®), H-D Membership and Harley-Davidson Riding Academy which together focus on connecting Harley-Davidson riders, inspiring interest in riding, fostering motorcycle culture, training new riders and building a passionate community of Harley-Davidson riders and enthusiasts around the world.

Seasonality – The seasonality of HDMC's wholesale motorcycle shipments generally correlates with the timing of retail sales made by dealers. Retail sales generally track closely with regional riding seasons.

Motorcycle Manufacturing – The majority of HDMC's manufacturing processes are performed in HDMC's U.S. manufacturing facilities which supply the U.S. market as well as certain international markets. Additionally, HDMC operates facilities in Thailand and Brazil. HDMC's Thailand facility manufactures motorcycles for certain Asian and European markets as well as limited non-core (Sport and Adventure Touring) motorcycle models for the North American market. In Brazil, HDMC operates a facility that assembles motorcycles from component kits sourced from HDMC's U.S. facilities and suppliers. HDMC's global manufacturing operations are focused on driving world-class quality and performance. A global manufacturing footprint enables HDMC to be close to customers, provide quality products at a competitive price and grow its overall business.

Raw Materials and Purchased Components – HDMC continues to establish and reinforce long-term, mutually beneficial relationships with its suppliers. Through these collaborative relationships, HDMC gains access to technical and commercial resources for application directly to product design, development and manufacturing initiatives. In addition, through a continued focus on collaboration and strong supplier relationships, the Company believes HDMC will be positioned to achieve its strategic objectives and deliver cost and quality improvements over the long-term.[1]

HDMC's principal raw materials include steel and aluminum castings, forgings, steel sheet and bar. HDMC also purchases certain motorcycle components including, but not limited to, electronic fuel injection systems, batteries, tires, seats, electrical components, instruments and wheels. HDMC closely monitors the overall viability of its supply base. HDMC proactively works with its suppliers to avoid or minimize disruptions resulting from supply chain challenges, such as those that HDMC experienced during 2022, which resulted in increased costs and disruptions in the availability of certain raw materials and purchased components.

Regulation – International, federal, state and local authorities have various environmental control requirements relating to air, water and noise that affect the business and operations of HDMC. HDMC strives to ensure that its facilities and products comply with all applicable environmental regulations and standards. In addition, climate change-related legislation and regulation could impact the Company and the actions it takes to respond to climate change concerns. The motorcycle industry is already subject to regulations worldwide that govern product characteristics and that differ by region, country, state or province and locality. Regulations continue to be proposed to address concerns regarding the environment, including global climate change and its impact. The precise implications of those actions, as well as future efforts, are uncertain.

HDMC's motorcycles and certain other products that are sold in the U.S. are subject to certification by the United States Environmental Protection Agency (EPA) and the California Air Resources Board (CARB) for compliance with applicable emissions and noise standards. Certain Harley-Davidson products are designed to comply with EPA and CARB standards and the Company believes it will comply with future requirements when they go into effect, as applicable.[1] Additionally, certain of HDMC's products must comply with the motorcycle emissions, noise and safety standards of Canada, the European Union,

Japan, Brazil and certain other foreign markets where they are sold, and the Company believes HDMC's products currently comply with those standards. As HDMC expects environmental standards to become more stringent over time, HDMC will continue to incur research, development and production costs in this area for the foreseeable future.[1]

HDMC, as a manufacturer of motorcycle products, is subject to the U.S. National Traffic and Motor Vehicle Safety Act, which is administered by the U.S. National Highway Traffic Safety Administration (NHTSA). HDMC has certified to NHTSA that certain of its motorcycle products comply fully with all applicable federal motor vehicle safety standards and related regulations, as applicable. HDMC has from time to time initiated certain voluntary recalls. During the three years ending December 31, 2024, HDMC accrued $35.9 million associated with 13 voluntary recalls.

LiveWire (LiveWire) Segment

LiveWire is an all-electric motorcycle brand with a focus on pioneering the two-wheel electric motorcycle space. LiveWire sells electric motorcycles, electric balance bikes for kids, parts and accessories and apparel in the United States and certain international markets. Electric motorcycles, related parts and accessories and apparel are sold at wholesale to a network of independent retail partners and direct to consumers through a company-owned dealer and online sales. Electric balance bikes and related parts and accessories are sold under the STACYC brand at wholesale to independent dealers and distributors and direct to consumers online.

The relevant electric vehicle and related internal combustion engine (ICE) markets for LiveWire include:

- Small and large scooters
- Light, medium and heavy weight motorcycles
- Three-wheeled motorcycles and automobiles
- Side-by-side ATVs and four-wheelers

LiveWire expects competition from leading ICE-focused motorcycle companies and from smaller electric vehicle-focused companies.

Patents and Trademarks – LiveWire strategically manages its portfolio of patents, trade secrets, copyrights, trademarks and other intellectual property. The Company owns, and continues to obtain, patent rights that relate to LiveWire electric motorcycles, electric balance bikes and related products and processes for their production. Certain technology-related intellectual property is also protected, where appropriate, by license agreements, confidentiality agreements or other agreements with suppliers, employees and other third parties. LiveWire diligently protects its intellectual property, including its rights in proprietary inventions and technologies, unique designs, and trade secrets. This protection, including enforcement, is important as LiveWire moves forward with investments in new products, designs and technologies. While the Company believes patents are important to LiveWire's business operations and in the aggregate constitute a valuable asset, the success of the business is not dependent on any one patent or group of patents. LiveWire's design patents have a term of 15 years from the date of issuance and LiveWire's utility patents have a term of 20 years from their priority application date. Trademarks are important to LiveWire's business and licensing activities. LiveWire has a worldwide program of trademark registration and enforcement designed to maintain and strengthen the value of the trademarks and prevent unauthorized use of those trademarks. LiveWire uses numerous trademarks, trade names and logos, which are registered in various countries. LiveWire's trademarks include LIVEWIRE, the LiveWire logo, LIVEWIRE ONE, MULHOLLAND, ALPINISTA, DEL MAR, S2 and MAKE EVERY SECOND COUNT as well as STACYC, STACYC STABILITY CYCLE, and unique designs of each.

Marketing – LiveWire's brand, products and the riding experience are marketed to consumers in the U.S. and select international markets. Marketing occurs primarily through digital and experiential activities as well as through more traditional promotional and advertising activities. LiveWire is making investments to provide potential customers with many other opportunities to engage with the brand and experience LiveWire products. Additionally, LiveWire's dealers engage in a wide range of local marketing and events.

Seasonality – The seasonality of LiveWire's wholesale motorcycle shipments generally correlates with the timing of retail sales. Retail sales generally track closely with regional riding seasons. Additionally, motorcycle shipments can be impacted by the timing of the introduction of new motorcycle models.

Manufacturing – LiveWire does not have independent manufacturing facilities. HDMC manufactures and assembles LiveWire motorcycles. LiveWire purchases electric motorcycles from HDMC to sell under the LiveWire brand. On November 5, 2024, LiveWire announced a non-binding Memorandum of Understanding with Kwang Yang Motor Co., KTD. and its relevant subsidiaries (KYMCO) to collaborate on a new electric maxi-scooter project. STACYC purchases electric balance bikes through contract manufacturing agreements from strategic partners and bike assemblers located in Taiwan and China.

Raw Materials and Purchased Components – LiveWire continues to establish and reinforce long-term, mutually beneficial relationships with its suppliers. Through these collaborative relationships, LiveWire gains access to technical and commercial resources for application directly to product design, development and manufacturing initiatives. In addition, through a continued focus on collaboration and strong supplier relationships, LiveWire believes it is positioned to achieve its strategic objectives and deliver cost and quality improvements over the long-term.[1]

The principal raw materials in LiveWire's products include battery cells, semi-conductor chips, steel and aluminum castings, forgings, steel sheet and bar. Additional raw materials in LiveWire's products include certain motorcycle components including, but not limited to, batteries, tires, seats, electrical components, instruments and wheels. LiveWire closely monitors the overall viability of its supply base. LiveWire proactively works with its suppliers to avoid or minimize disruptions resulting from supply chain challenges.

Regulation – LiveWire's motorcycles and certain other products that are sold in the U.S. are subject to certification by the EPA and CARB for compliance with applicable emissions and noise standards. Certain LiveWire products are designed to comply with EPA and CARB standards, and LiveWire believes it will comply with future requirements when they go into effect, as applicable. Additionally, certain of LiveWire's products must comply with the motorcycle emissions and safety standards of certain other international markets where they are sold, and LiveWire believes its products currently comply with those standards, as applicable. As LiveWire expects environmental standards to become more stringent over time, LiveWire will continue to incur research, development and production costs in this area for the foreseeable future.

LiveWire is subject to the U.S. National Traffic and Motor Vehicle Safety Act, which is administered by NHTSA. LiveWire has certified to NHTSA that certain of its motorcycle products comply fully with all applicable federal motor vehicle safety standards and related regulations. LiveWire may from time to time initiate voluntary recalls or field actions. During the three years ending December 31, 2024, LiveWire accrued $0.3 million associated with 4 voluntary recalls.

LiveWire operates in an industry that is subject to and benefits from environmental regulations, which have generally become more stringent over time, particularly across developed markets. Regulations in some of LiveWire's target markets include limited economic incentives to purchasers of electric vehicles and tax credits for electric vehicle manufacturers. While LiveWire expects environmental regulations to contribute to its growth, it is possible for certain regulations to result in margin pressures.

Harley-Davidson Financial Services (HDFS) Segment

HDFS is engaged in the business of financing and servicing wholesale inventory receivables and retail consumer loans, primarily for the purchase of Harley-Davidson and LiveWire motorcycles. HDFS also works with certain unaffiliated third parties to provide motorcycle insurance and voluntary protection products to motorcycle owners. HDFS conducts business principally in the U.S. and Canada. The dealers of HDMC as well as their retail customers in EMEA, Asia Pacific and Latin America generally have access to financing through third-party financial institutions, some of which have licensing agreements with HDFS.

Wholesale Financial Services – HDFS provides wholesale financial services to the U.S. and Canadian independent dealers of HDMC and LiveWire, including floorplan and open account financing of motorcycles and parts and accessories. All of the U.S. and Canadian independent dealers of HDMC and all U.S. independent dealers of LiveWire utilized HDFS financing programs at some point during 2024.

Retail Financial Services – HDFS provides retail financing to consumers, consisting primarily of installment lending for the purchase of new and used Harley-Davidson and LiveWire motorcycles. HDFS's retail financial services are available through most of the dealerships of HDMC and LiveWire in the U.S. and Canada.

Insurance Services – HDFS works with certain unaffiliated third parties that offer point-of-sale motorcycle insurance and voluntary protection products through most of the dealers of HDMC and LiveWire in the U.S. and Canada. HDFS also direct-markets motorcycle insurance and service contracts provided by unaffiliated third parties to owners of Harley-Davidson and LiveWire motorcycles. In addition, HDFS markets a comprehensive package of business insurance coverages and services provided by unaffiliated third parties to owners of independent HDMC and LiveWire dealerships.

Licensing – HDFS has licensing arrangements with third-party financial institutions that issue credit cards bearing the Harley-Davidson brand in the U.S. and certain international markets. Internationally, HDFS licenses the Harley-Davidson brand to local third-party financial institutions that offer products to retail customers of HDMC such as financing, insurance, and voluntary protection products.

Funding – The Company believes a diversified and cost-effective funding strategy is important to meet HDFS's goal of providing credit while delivering appropriate returns and profitability. HDFS operations in 2024 were funded with unsecured debt, unsecured commercial paper, asset-backed commercial paper conduit facilities, committed unsecured bank facilities, asset-backed securitizations, and brokered certificates of deposit that HDFS offers to customers indirectly through contractual arrangements with third-party banks and/or securities brokerage firms through its bank subsidiary.

Competition – The Company regards the ability of HDFS to offer a package of wholesale and retail financial services in the U.S. and Canada as a significant competitive advantage. Competitors in the financial services industry compete for business based largely on price and, to a lesser extent, service. HDFS competes on convenience, service, brand association, dealer relations, industry experience, terms, and price.

In the U.S. and Canada, HDFS financed 70.6% and 26.2% of new Harley-Davidson motorcycles retailed by dealers during 2024, respectively, compared to 67.5% and 33.3%, respectively, during 2023. Competitors for retail motorcycle finance business are primarily banks, credit unions and other financial institutions. In the motorcycle insurance business, competition primarily comes from national insurance companies and from insurance agencies serving local or regional markets. For insurance and voluntary protection products, HDFS faces competition from certain regional and national industry participants as well as dealer in-house programs. Competition for the wholesale motorcycle finance business primarily consists of banks and other financial institutions providing wholesale financing to dealers in their local markets.

Trademarks – HDFS uses various trademarks and trade names for its financial services and products, which are licensed from Harley-Davidson Motor Company, Inc., including HARLEY-DAVIDSON, H-D and the Bar & Shield Logo.

Seasonality – HDFS experiences seasonal variations in retail financing activities based on the timing of regional riding seasons in the U.S. and Canada. In general, from mid-March through August, retail financing volume is greatest. HDFS wholesale financing volume is affected by inventory levels at dealers. Dealers generally have higher inventory in the first half of the year. As a result, outstanding wholesale finance receivables are generally higher during the same period.

Regulation – HDFS operations are generally subject to supervision and regulation by federal and state administrative agencies and various foreign governmental authorities. Many of the requirements imposed by such entities are in place to provide consumer protection as it pertains to the selling and servicing of financial products and services. Therefore, HDFS operations may be subject to limitations imposed by regulations, laws and judicial and/or administrative decisions. In the U.S., for example, applicable laws include the federal Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, the Servicemembers Civil Relief Act, the unfair, deceptive and abusive practices (UDAAP) provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the consumer data privacy and security provisions of the Gramm-Leach Bliley Act.

Depending on the specific facts and circumstances involved, non-compliance with these laws may limit the ability of HDFS to collect all or part of the principal or interest on applicable loans, entitling the borrower to rescind the loan or to obtain a refund of amounts previously paid, or could subject HDFS to the payment of damages or penalties and administrative sanctions, including "cease and desist" orders, and could limit the number of loans eligible for HDFS's asset-backed financing programs.

The Dodd-Frank Wall Street Reform and Consumer Protection Act granted the federal Consumer Financial Protection Bureau (the Bureau) significant supervisory, enforcement and rule-making authority in the area of consumer financial products and services. Certain actions and regulations of the Bureau will directly impact HDFS and its operations. For example, the Bureau has supervisory authority over non-bank larger participants in the vehicle financing market, which includes a non-bank subsidiary of HDFS.

Such regulatory requirements and associated supervision also could limit the discretion of HDFS in operating its business. Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any charter, license or registration at issue, as well as the imposition of civil fines, criminal penalties and administrative sanctions.

Eaglemark Savings Bank (ESB), a subsidiary of HDFS, is a Nevada state thrift chartered as an Industrial Loan Company. The activities of ESB are governed by federal laws and regulations and State of Nevada banking laws. ESB is subject to examination by the Federal Deposit Insurance Corporation (FDIC) and Nevada state bank examiners. ESB originates retail loans, retains certain of those loans and sells the remaining loans to a non-banking subsidiary of HDFS. This process allows HDFS to offer retail products with many common characteristics across the U.S. and to similarly service loans to U.S. retail customers.

Human Capital Management

The Company strives to attract, retain, motivate and develop top talent by creating job opportunities, paying workers fairly, ensuring safety and well-being and fostering a positive work environment in which all employees can perform at their best.

Workforce Composition – As of December 31, 2024, the Company's global workforce was comprised of approximately 5,900 employees, including approximately 5,100, 200 and 600 employees within the HDMC, LiveWire, and HDFS segments, respectively. Of all employees, 82.5% are based in the U.S., 57.9% are salaried, and 34.8%, or approximately 2,000 hourly unionized employees at the Company's U.S. manufacturing facilities, are represented as follows with collective bargaining agreements:

- York, Pennsylvania – International Association of Machinist and Aerospace Workers (IAM); agreement will expire on October 15, 2027
- Milwaukee, Wisconsin – United Steelworkers of America (USW) and IAM; agreements will expire on March 31, 2029
- Tomahawk, Wisconsin – USW, agreement will expire on March 31, 2029

Talent – Attracting and retaining talent is critical in an increasingly competitive landscape. The Company relies on its talented workforce to innovate and excel, driving the Company's performance. The Company maintains high standards in our hiring, retention and talent development practices.

- The Company performed talent reviews for all levels of salaried employees to gain a view of the Company's top talent and to aid in differentiating and supporting development of talent across the Company.
- The Company measured employee sentiment and engagement at key lifecycle points and provided learning resources to help leaders improve their teams' engagement and overall employee experience. As part of this development, over 1,500 salaried employees accessed approximately 6,000 learning content items from on-demand digital learning platforms. The learning content items focused primarily on leadership, goal-setting and talent management and development.
- Following employee onboarding, the Company connected with over 350 new employees in the new employee community and provided access to new employee resources, including learning events and critical resources to support them through their first six months at the Company.

Safety – Employee safety is an important aspect of the Company's ability to attract talent and create a positive work environment. The Company's unwavering commitment to safety is demonstrated through policies and procedures that promote a safe work environment. The Company promotes open communication regarding workplace safety issues and improvements. The Company continued its strong health and safety performance, ending the year with a 0.4 recordable rate, 0.3 restricted time (DART) rate and 0.1 lost time (DAFWII) rate for the Company.

Employee Well-Being – Inclusive Stakeholder Management continues to be one of six key priorities under The Hardwire, and the Company believes that the success of The Hardwire will be realized through the well-being, engagement and empowerment of its employees.

- The Company maintained its focus on supporting employee wellness by continuing its investment in the Healthy Behavior Rewards, a program built on incentivizing employees to take action on improving their personal health.
- The Company continued its investment in mental health, engaging 20% of its global population in its newly launched mental health support program.
- The Company increased its investment in employee well-being through the addition of dedicated Health Promotion Specialists focused on improving the physical, mental, financial and social well-being of employees.
- In 2024, the Company held its third annual Month of Volunteering Challenge. Over 285 employees completed 1,863 hours of service, increasing participation by 90% over the previous year. This program encourages employees to be "here to help" by making meaningful impacts in their local communities, deepening relationships with peers and positively contributing to their personal well-being. Over the course of the year, the Company's employees completed over 2,500 volunteer hours spread across nearly 500 employees.
- The Company continued to implement its revamped Total Rewards approach which included pay for performance, pay transparency, and annual market evaluations.

Internet Access

The Company's website address is http://www.harley-davidson.com. The Company's website address for investor relations is http://investor.harley-davidson.com/.

The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports, are available on its investor relations website free of charge as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the United States Securities and Exchange Commission (SEC) and will be available on its investor website for a period of five (5) years thereafter. Prior SEC filings can be found on the SEC's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

In addition, the Company makes available, through its investor relations website, the following corporate governance materials: (i) the Company's Corporate Governance Policy; (ii) Committee Charters approved by the Company's Board of Directors for the Audit and Finance Committee, Human Resources Committee, Nominating and Corporate Governance Committee and Brand and Sustainability Committee; (iii) the Company's Code of Business Conduct (the Code of Conduct); (iv) the Conflict of Interest Process for Directors, Executive Officers and Other Employees (the Conflict Process); (v) a list of the Company's Board of Directors; (vi) the Company's Bylaws; (vii) the Company's Environmental and Energy Policy; (viii) the Company's Policy for Managing Disclosure of Material Information; (ix) the Company's Supplier Code of Conduct; (x) the California Transparency in Supply Chain Act Disclosure; (xi) the Statement on Conflict Minerals; (xii) the Political Engagement and Contributions 2019-2024; and (xiii) the Company's Clawback Policy. The Company's Notice of Annual Meeting and Proxy Statement for its 2025 annual meeting of shareholders, which will include information related to the compensation of the Company's named executive officers, will be made available through its investor relations website.

The Company satisfies the disclosure requirements under the Code of Conduct, the Conflict Process and applicable New York Stock Exchange listing requirements regarding waivers of the Code of Conduct or the Conflict Process by disclosing the information in the Company's proxy statement for its annual meeting of shareholders or on its investor relations website. The Company is not including the information contained on or available through any of its websites as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

Item 1A. Risk Factors

An investment in Harley-Davidson, Inc. involves risks, including those discussed below. These risk factors should be considered carefully before deciding whether to invest in the Company.

Operational Risks

- **The Company's ability to remain competitive is dependent upon its capability to develop and successfully introduce new, innovative and compliant products.** The motorcycle market is highly competitive and continues to change in terms of styling preferences and advances in new technologies and, at the same time, is subject to increasing and evolving regulations, including those related to safety and emissions. Price, reliability, styling, quality and product features are some of the factors that impact competition in the motorcycle market and electric vehicle market. The Company must continue to distinguish its products from its competitors' products with unique styling and new technologies that consumers desire. Introducing new models may not lead to the desired results, including driving unit sales growth. As the Company incorporates new and different features and technology into its products, the Company must protect its intellectual property from imitators and ensure its products do not infringe the intellectual property of other companies. In addition, these new products must comply with applicable regulations in the markets in which they are sold and satisfy the potential demand for products that produce lower emissions and achieve better fuel economy. The Company must make product advancements to respond to changing consumer preferences, market demands, and legal and regulatory requirements. The Company must also be able to design and manufacture these products and deliver them to a global marketplace in an efficient and timely manner and at prices that are attractive to customers. As a pioneer in a new industry, the Company's LiveWire segment inherently has limited experience designing, testing, manufacturing, marketing and selling electric motorcycles and the Company therefore cannot assure that LiveWire will be able to meet customer expectations. The electric vehicle market is relatively new and may not develop as the Company expects. In addition, electric vehicles are inherently new products and electric vehicle companies may also experience delays in the design, production and commercial release of new products. To the extent the LiveWire segment delays the launch of future models of electric vehicles or the electric vehicle market fails to develop as the Company expects, its growth prospects could be adversely affected as it may fail to establish or grow its market share. There can be no assurances that the Company will be successful in these endeavors, or that existing and prospective customers will like or want the Company's new products.

- **The Company faces increasing competition and failure to compete effectively may adversely impact its business and operating results.** Many of the Company's competitors are more diversified than the Company, and they may compete in all segments of the motorcycle market, other powersports markets and/or the automotive market. Also, the Company's manufacturer's suggested retail price for its motorcycles is generally higher than its competitors. If

price becomes a more important factor for consumers in the markets in which the Company competes, the Company may be at a competitive disadvantage. The Company also faces pricing pressure from international competitors who may have the advantage of manufacturing and marketing products in their respective countries, allowing them to sell products at lower prices within or outside their respective countries. Furthermore, many competitors headquartered outside the U.S. experience a financial benefit when there is a strengthening in the U.S. dollar relative to their home currency that can enable them to reduce prices to U.S. consumers. The Company and LiveWire Group, Inc. are also subject to policies and actions of the U.S. Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE). Many major competitors of the Company and LiveWire Group, Inc. are not subject to the requirements of the SEC or the NYSE rules. As a result, the Company or LiveWire Group, Inc. may be required to disclose certain information that may put the Company or LiveWire Group, Inc. at a competitive disadvantage to their principal competitors. Additionally, the Company's LiveWire segment is subject to competition in the electric vehicle sector from companies that are at various levels of maturity, which include several major motorcycle companies that have electric vehicles available today and other current and prospective motorcycle manufacturers that are or may be developing electric vehicles. Increased competition or failure of the electric vehicle market to develop may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect the business, prospects, financial condition and operating results of the LiveWire segment. As a result of new entrants into the electric vehicle market, there may be increased competition for component and other parts of LiveWire's electric vehicles, which may have limited or single-source supply, or suppliers may be unwilling to provide product at lower volumes. In addition, the Harley-Davidson Financial Services segment faces competition from various banks, insurance companies and other financial institutions that may have access to additional sources of capital at more competitive rates and terms, particularly for borrowers in higher credit tiers. The Company's responses to these competitive pressures, or its failure to adequately address and respond to these competitive pressures, may have a material adverse effect on the Company's business and results of operations.

- **The Company must prevent and detect issues with its products, components purchased from suppliers and their manufacturing processes to reduce recall campaigns, warranty costs, litigation, product liability claims, delays in new model launches and regulatory investigations.** The Company must complete any recall campaigns within cost expectations. The Company must continually improve and adhere to product development and manufacturing processes and ensure that its suppliers and their sub-tier suppliers adhere to product development and manufacturing processes, to ensure the Company and its dealers are selling high-quality products that meet customer needs and desires and comply with applicable regulations. If product designs or manufacturing processes are defective, the Company could experience delays in new model launches, field actions such as product programs and product recalls, inquiries or investigations from regulatory agencies, and warranty claims and product liability claims, which may involve purported class actions or significant jury verdicts. For example, during the second quarter of 2022, the Company received information from a Tier 2 supplier concerning a potential regulatory compliance matter relating to the Tier 2 supplier's brake hose assemblies. As a result, out of an abundance of caution, the Company suspended all vehicle assembly and shipments for approximately two weeks during the second quarter of 2022. In June 2023, the same Tier 2 supplier notified the Company that it was investigating a new, separate potential quality issue with brake hose assemblies produced by the Tier 2 supplier after the Company's 2022 production suspension. Due to this issue, the Company was forced to suspend production of most of the motorcycles manufactured at its York facility and run limited motorcycle manufacturing operations there for approximately two weeks. As permitted by federal law, both the Tier 2 supplier and the Company leveraged NHTSA's standard process to petition the agency for a determination that both of the potential non-compliances are inconsequential to motor vehicle safety. If NHTSA makes the inconsequentiality determinations requested, the Company will be exempt from conducting a field action or a recall of its motorcycles related to these matters. Based on its expectation that NHTSA will make the inconsequentiality determinations, the Company does not expect that these matters will result in material costs in the future and no such costs have been accrued. However, it is possible that a recall or field action could be required that could cause the Company to incur material costs. Any product recall in the future, whether initiated by the Company or a supplier, may result in adverse publicity, damage the Company's brand image, and adversely affect the Company's business, prospects, financial condition and operating results. Such recalls, whether caused by systems or components engineered or manufactured by the Company, LiveWire or the suppliers of either of them, may involve significant expense, the possibility of lawsuits and diversion of management's attention and other resources, which could adversely affect the Company's brand image and the Company's business, prospects, financial condition and operating results. While the Company uses reasonable methods to estimate the cost of warranty, recall and product liabilities, and appropriately reflects those in its financial statements, there is a risk the actual costs could exceed estimates and result in damages that are not covered by insurance. Further, selling

products with quality issues, the announcement of recalls and the filing of product liability claims (whether or not successful), may also adversely affect the reputation and brand strength of the Company or LiveWire with a resulting adverse impact on sales.

- **Increased supply of and/or declining prices for used motorcycles and excess supply of new motorcycles may adversely impact retail sales of new motorcycles by the Company's dealers.** The Company has observed that when the supply of used motorcycles increases or the prices for used Harley-Davidson motorcycles decline, there can be reduced demand among retail purchasers for new Harley-Davidson motorcycles (at or near manufacturer's suggested retail prices). Further, the Company and its dealers can and do take actions that influence the markets for new and used Harley-Davidson motorcycles. For example, introduction of new motorcycle models with significantly different styling, design, functionality, technology or other customer satisfiers can result in increased supply of used motorcycles, which could result in declining prices for used motorcycles and prior model-year new motorcycles. Also, while the Company is operating with a remodeled approach to supply and inventory management, that approach may not be effective, or the Company's competitors could choose to supply new motorcycles to the market in excess of demand at reduced prices, which could also have the effect of reducing demand for new Harley-Davidson motorcycles (at or near manufacturer's suggested retail prices). Ultimately, reduced demand among retail purchasers for new Harley-Davidson motorcycles leads to reduced shipments by the Company.

- **A significant cybersecurity incident or data privacy breach could disrupt the Company's information technology environment and data security infrastructure, impacting its business operations, and may adversely affect the Company's reputation, revenue and earnings.** The Company is dependent on the security, availability, and integrity of its information technology environment and data security infrastructure to operate certain business activities. Additionally, the Company relies on its ability to develop and continually update its information technology environment and related infrastructure in response to its changing business needs. The Company implements new technologies and necessary upgrades to these technologies while supporting its older technologies, and the implementation of the new technologies and upgrades to technologies may not perform as expected. Third-party service providers and vendors not under the direct control of the Company may provide and/or manage some of these technologies. The Company and certain of its third-party service providers and vendors receive, store and transmit digital personal and other information in connection with the Company's human resources operations, financial services operations, e-commerce, the Harley Owners Group, dealer management, mobile applications and other aspects of its business. In addition, the Company's operations are dependent in many ways on its information systems and those of its third-party service providers and vendors. The Company's information systems, and those of its third-party service providers and vendors, are susceptible to continually evolving cybersecurity risks. Unauthorized parties engage in a regular practice of attempting to gain access to these systems or the information the Company and its third-party service providers and vendors maintain and use through fraud or other means of deceiving the Company's employees and third-party service providers and vendors. Hardware, software or applications the Company develops or obtains from third-parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security and/or the Company's operations. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or detect. The Company has implemented and regularly reviews and updates processes and procedures designed to protect against unauthorized access to or use of secured data and to prevent data loss. However, the ever-evolving threats mean the Company and third-party service providers and vendors must continually evaluate and adapt systems and processes, and there is no guarantee that they will be adequate to safeguard against all cybersecurity incidents or misuses of data. The Company and certain of the Company's third-party providers have experienced information security attacks, but to date they have not materially compromised the Company's computing environment or resulted in a material impact on the Company's business or operations or the material release of confidential information about its employees, customers, dealers, suppliers or other third parties. Any future significant compromise or breach of the Company's data security, whether external or internal, or misuse of customer, employee, dealer, supplier or Company data could result in disruption to the Company's operations, significant costs, lost sales, lawsuits with third-parties, fines and penalties, government enforcement actions, unauthorized release of confidential or otherwise protected information, corruption of data, negative impact on the value of investment in research, development and engineering, remediation costs and/or damage to the Company's reputation. In addition, as the regulatory environment related to information security, data collection and use and privacy becomes increasingly rigorous with new and evolving requirements, compliance could also result in the Company being required to incur additional costs.

- **The Company's motorcycle operations are dependent upon unionized labor.** A substantial portion of the hourly production employees working in the Company's motorcycle operations are represented by unions and covered by collective bargaining agreements. The Company is currently a party to four collective bargaining agreements with

local affiliates of the International Association of Machinists and Aerospace Workers and the United Steelworkers of America. The current collective bargaining agreement with hourly employees in Pennsylvania will expire on October 15, 2027, and the agreements with employees in Wisconsin will expire on March 31, 2029. There is no certainty that the Company will be successful in negotiating new agreements with these unions that extend beyond the current expiration dates or that these new agreements will be on terms that will allow the Company to be competitive. The Company's decisions regarding opening, closing, expanding, contracting or restructuring its facilities may involve changes to existing or new bargaining agreements. Failure to renew existing agreements when they expire or to amend agreements or establish new collective bargaining agreements when that is necessary on terms acceptable to the Company and the unions could result in the relocation of production, work stoppages or other labor disruptions, which may have a material adverse effect on the Company's business and results of operations.

- **The Company relies on its suppliers to obtain raw materials and provide component parts for use in the manufacture of its motorcycles.** Inflationary pressures and availability of components and raw materials, or instability in logistics, including the escalating tensions between the U.S. and foreign leaders regarding the Panama Canal, and related costs may negatively impact the Company's profitability. The Company may experience supply problems relating to raw materials and components such as component shortages, unfavorable pricing, poor quality, termination of supply of some of the Company's components or untimely delivery. The prices for these raw materials and components may fluctuate depending on market conditions, which include inflation of raw material costs, exchange rate fluctuations, commodity market volatility, tariffs, embargoes, sanctions, trade policies, and other trade restrictions. In certain circumstances, the Company relies on a single supplier to provide component parts, and a change or disruption in this established supply relationship may cause disruption in the Company's production schedule. In addition, the price and availability of raw materials and component parts from suppliers can be adversely affected by factors outside of the Company's control such as the supply of a necessary raw material, capacity constraints, labor shortages or disputes, natural disasters, extreme weather events, pandemics (like COVID-19), epidemics or other public health crises, trade and shipping disruptions, fluctuating costs of ocean freight, wars and trade policies. Further, the Company's suppliers may experience difficulty in funding their day-to-day cash flow needs because of tightening credit caused by financial market disruption. In addition, adverse economic conditions and related pressure on select suppliers due to difficulties in the global manufacturing arena could adversely affect their ability to supply the Company. The unavailability of any component or supplier could result in production delays, product design changes and impact the Company's ability to fulfill orders. Changes in laws and policies relating to trade and taxation may also adversely impact the Company's foreign suppliers. These supplier risks may have a material adverse effect on the Company's business and results of operations. Such disruptions have resulted in and could further result in manufacturing inefficiencies due to the delay in delivering components for production or having to find alternative components due to lack of availability and could place the Company in an uncompetitive position resulting in a material adverse effect on its operations, financial condition and/or cash flows.

- **The Company primarily sells its products at wholesale and must rely to a large extent on a network of dealers and distributors to manage the retail distribution of its products.** The Company depends on the capability of its distributors and dealers to develop and implement effective retail sales plans to create demand among retail purchasers for the motorcycles and related products and services that the dealers purchase from the Company. If the Company's distributors and dealers are not successful in these endeavors, or do not appropriately adapt to the evolving retail landscape and effectively implement the Company's and their own retail strategies then the Company will be unable to maintain or grow its revenues and meet its financial expectations. Further, there is no assurance that the Company's, dealers' or distributors' retail strategies will be successful. Additionally, distributors and dealers may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, such as weakened retail sales and tightened credit. If distributors and dealers are unsuccessful, they may exit or be forced to exit the business or, in some cases, the Company may seek to terminate relationships with certain distributors and dealerships. As a result, the Company could face additional adverse consequences related to the termination of distributor and dealer relationships. Additionally, liquidating a former distributor or dealer's inventory of new and used motorcycles can add downward pressure on new and used motorcycle prices. Further, the unplanned loss of any of the Company's distributors or dealers may lead to inadequate market coverage for retail sales of new motorcycles and for servicing previously sold motorcycles, create negative impressions of the Company with its retail customers and adversely impact the Company's ability to collect wholesale receivables that are associated with that dealer. Finally, the Company is exposed to credit risk in the event of a dealer failure or inability to redistribute motorcycles that the Company has repossessed from a closing dealer or that a closing dealer has surrendered to the Company at invoice price through the Company's subsidiary HDFS.

- **Weather and weather-related events may impact retail sales by the Company's dealers.** The Company has observed that abnormally cold and/or wet conditions in a region, including impacts from hurricanes or unusual

storms, could have the effect of reducing demand or changing the timing for purchases of new and used Harley-Davidson motorcycles and parts and accessories. Fires and other natural disasters could have similar negative impacts. Reduced demand for new Harley-Davidson motorcycles ultimately leads to reduced shipments by the Company.

- **The Company incurs substantial costs with respect to employee pension and healthcare benefits.** The Company's cash funding requirements and its estimates of liabilities and expenses for pensions and healthcare benefits for both active and retired employees are based on several factors that are outside the Company's control. These factors include funding requirements of the Pension Protection Act of 2006, the rate used to discount the future estimated liabilities, the rate of return on plan assets, current and projected healthcare costs, healthcare reform or legislation, retirement age and mortality. Changes in these factors can impact the expense, liabilities and cash requirements associated with these benefits, which could have a material adverse effect on future results of operations, liquidity or shareholders' equity. In addition, costs associated with these benefits may put the Company under significant cost pressure as compared to its competitors that may not bear the costs of similar benefit plans.

- **The Company relies on third-parties to perform certain operating and administrative functions for the Company.** Similar to suppliers of raw materials and components, the Company may experience problems with outsourced services, such as unfavorable pricing, untimely delivery of services or poor quality. Also, these suppliers may experience adverse economic conditions due to changing economic factors that could lead to difficulties supporting the Company's operations, such as inflation, turnover, and labor strikes or shortages. In light of the amount and types of functions that the Company has outsourced, these service provider risks may have a material adverse effect on the Company's business and results of operations.

- **The Company's operations are dependent upon attracting and retaining skilled employees, including skilled labor, executive officers and other senior leaders. The Company's future success depends on its continuing ability to identify, hire, develop, motivate, retain and promote skilled personnel for all areas of its organization and to effectively execute reorganization actions within expected costs and realize the expected benefits of those actions.** The Company is highly dependent on its senior management, including its Chief Executive Officer, Jochen Zeitz, and other key personnel. The loss of key personnel, including Jochen Zeitz, could adversely affect the Company's operations and profitability. Further, the Company's current and future total compensation arrangements, which include benefits and incentive awards, may not be successful in attracting new employees and retaining and motivating the Company's existing employees. In addition, the Company must cultivate and sustain a work environment where employees are engaged and energized in their jobs to maximize their performance, and the Company must effectively execute reorganization actions. If the Company does not succeed in attracting new personnel, retaining existing personnel, implementing effective succession plans and motivating and engaging personnel, including executive officers, the Company may be unable to develop and distribute products and services and effectively execute its plans and strategies.

- **The use by our employees of artificial intelligence tools or technology can adversely impact our business by posing risks to Company confidential or proprietary information and could give rise to legal actions or reputational damage, or otherwise adversely affect our business.** The Company's workforce may use artificial intelligence tools or technology, which may result in the exposure of our confidential or proprietary information to unauthorized third-parties and the misuse of the Company's intellectual property. Use of artificial intelligence tools or technology may also result in claims against the Company alleging violation of third-party intellectual property rights. Use of artificial intelligence tools or technology may also result in inaccurate results that could cause mistakes in the Company's decision-making or other business activities, which may have an adverse impact on the Company's business and results of operations. Further, there is no guarantee that the Company's training and enforcement of procedures governing the use of artificial intelligence will be adequate to safeguard against the unauthorized use of artificial intelligence tools or technology.

Strategic Risks

- **The Company may not be able to successfully execute its business plans and strategies.** There is no assurance that the Company will be able to execute its business plans and strategies, including the Company's strategic plan, The Hardwire. The Company's ability to meet the strategic priorities in The Hardwire depends upon, among other factors, the Company's ability to: (i) accurately analyze, predict and react to changing market conditions; (ii) develop and introduce products, services and experiences on a timely basis that the market accepts, that enable the Company to generate desired sales levels and that provide the desired financial returns, including successfully implementing and executing plans to strengthen and grow its leadership position in Grand American Touring, larger Cruiser, and Trike, focusing on opportunities in profitable segments, and growing its complementary businesses, including HDFS, parts and accessories, apparel and licensing, and membership and experiences; (iii) effectively implement changes relating to its dealers and distribution methods; (iv) realize the anticipated business benefits of LiveWire as a separate business; (v) realize the anticipated business benefits of partnerships, licensees and business ventures; (vi) perform in a manner that enables the Company to benefit from market opportunities while competing against existing and new competitors; and (vii) optimize long-term value for all stakeholders.

- **The Company may not realize the expected business benefits from LiveWire as a separate business of the Company.** The Company expects to maintain a controlling equity ownership of LiveWire as a separate business and significant ongoing commercial relationships with it. There are no assurances that LiveWire as a separate but consolidated business will be able to execute its business plans and strategies. The Company's ability to realize the expected business benefits from LiveWire will be affected by, among other factors: (i) the status of LiveWire as an early stage company with a history of losses that is expected to incur significant expenses and continuing losses for several years until it begins significant deliveries of its electric vehicles, which may occur later than expected or not at all; (ii) the ability of LiveWire to achieve profitability, which is dependent on the successful development and commercial introduction and acceptance of its electric vehicles, and its services, which may not occur; (iii) that LiveWire will be a new entrant into a new space and it may not be able to adequately control the costs of its operations; (iv) the electric vehicle sector and products and services of LiveWire are and will be subject to strong competition; (v) the business and prospects of LiveWire are heavily dependent on its ability to develop, maintain and strengthen its brand, and it may lose the opportunity to build a critical mass of customers; (vi) the ability of LiveWire to execute on its plans to develop, produce, market and sell its electric vehicles; and (vii) the willingness and ability of the retail partners of LiveWire, largely drawn from the Company's traditional motorcycle dealer network, to be able to effectively establish and maintain relationships with customers for electric vehicles. The failure of LiveWire to successfully manage these risks may adversely affect the business and results of the Company's operations.

- **International sales and operations subject the Company to risks that may have a material adverse effect on its business.** International operations and sales remain an important part of the Company's strategy. Further, international operations and sales are subject to various risks, including political and economic instability, local labor market conditions, the imposition of new and existing foreign tariffs (including rebalancing tariffs in response to tariffs the U.S. imposes) and other trade barriers, the impact of foreign government laws and regulations and U.S. laws and regulations that apply to international operations, the effects of income and withholding taxes, governmental expropriation and differences in business practices. The Company may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international operations and sales that could cause loss of revenues and earnings. Unfavorable changes in the political, regulatory and business climate could have a material adverse effect on the Company's net sales, financial condition, profitability and cash flows. International sales require modification of products to meet local requirements or preferences, which may impact the Company's ability to achieve international sales growth. Business practices that may be accepted in other countries can violate U.S. or other laws that apply to the Company. Violations of laws that apply to the Company's foreign operations, such as the U.S. Foreign Corrupt Practices Act and economic sanctions laws, could result in severe criminal or civil sanctions, could disrupt the Company's business and result in an adverse effect on the Company's reputation, business and results of operations.

- **The Company's success depends upon the continued strength of the Harley-Davidson brand.** The Company believes that the Harley-Davidson brand has significantly contributed to the success of its business and that maintaining and enhancing the brand is critical to maintaining and expanding its customer base. Failure to protect the brand from infringers or to grow or maintain the value of the Harley-Davidson brand may have a material adverse effect on the Company's business and results of operations. Further, third-parties with whom the Company has business relationships or that have, or are perceived to have, close ties to the brand, including its employees, dealers, brand ambassadors and influencer network, may fail to represent the brand in a manner consistent with the Company's

brand image or act in a manner that harms the Company's reputation, which could cause immediate harm to the Company's reputation and brand. The reputations of the Company's employees, dealers, brand ambassadors and influencer network could negatively impact how consumers view the Company's products or brand. The use of online media by the Company, its brand ambassadors, its influencer network, and its consumers has increased the risk that its brand and reputation could be negatively impacted. The speed and reach of information dissemination have drastically increased with the use of online media. The dissemination of information via online media has given users the ability to organize collective actions such as boycotts and other brand-damaging behaviors more effectively and could harm the Company's brand or business, regardless of the information's accuracy. The harm may be immediate, without affording the Company an opportunity for redress or correction and may have an adverse effect on the Company's business, financial condition and results of operations. In addition, an increase in the use of online media for product promotion and marketing may increase the burden on the Company to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. The Company's reputation may also be adversely affected by inappropriate use of its marks or name, including potential negative publicity, loss of confidence or other damage to the Company's image due to licensed use.

- **Activist shareholders or activist campaigns could cause the Company to incur substantial costs, hinder the execution of the Company's strategy or have other adverse impacts on the Company.** The Company may receive proposals from shareholders requesting certain corporate actions that may not align with the Company's business strategies or the interests of the Company's other shareholders or be the target of activist campaigns aimed at pressuring the Company to take actions that do not align with the Company's business strategies or the interests of the Company's shareholders, which can be costly and time-consuming. These activities may disrupt the Company's operations by diverting management's attention and resources and requiring the Company to retain advisors on these matters, including legal, financial, and public relations, and may negatively impact the reputation of the Company and its operating results and negatively affect the Company's ability to attract new investors, customers, and employees.

- **The timing and amount of the Company's share repurchase strategy are subject to a number of uncertainties.** The Company's Board of Directors has authorized the Company's discretionary repurchase of outstanding common stock to be completed in the open market or through privately negotiated transactions. In July 2024, the Company's Board of Directors authorized the Company to repurchase up to 24.4 million additional shares of its common stock on a discretionary basis with no dollar limit or expiration date, and the Company announced plans to repurchase $1 billion of its common stock on a discretionary basis starting in the third quarter of 2024 through the end of 2026. The amount and timing of share repurchases are based on a variety of factors that could cause the Company to limit, suspend or delay future stock repurchases. Such factors include but are not limited to: (i) unfavorable market and economic conditions, (ii) the trading price of its common stock, (iii) the nature and magnitude of other investment opportunities available to the Company from time to time, (iv) legal constraints on trading at certain times; and (v) the availability of cash. Delaying, limiting or suspending the Company's stock repurchase program may negatively affect performance versus earnings per share targets, and ultimately its stock price.

- **The Company's insurance coverage strategy may not be adequate to protect it from all business risks.** The Company may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God and other claims against it, for which the Company may have no insurance coverage or insufficient insurance coverage. Its policies may include significant deductibles or self-insured retentions, policy limitations and exclusions. Therefore, the Company cannot be certain that its insurance coverage will be sufficient to cover all future losses or claims against it. A loss that is uninsured or that exceeds policy limits may require the Company to pay substantial amounts, which may harm the Company's financial condition and operating results.

Financial Risks

- **The HDFS segment is exposed to credit risk on its retail and wholesale finance receivables.** Credit risk is the risk of loss arising from a failure by a customer, including the Company's dealers, to meet the terms of any contract with HDFS. Wholesale and retail credit losses are influenced by general business and economic conditions, including inflation, unemployment rates, bankruptcy filings, recessionary conditions and other factors that negatively affect household incomes, as well as contract terms and customer credit profiles. These credit losses are also influenced by the markets for new and used motorcycles, and the Company and its dealers can and do take actions that impact those markets. For example, the introduction of new models by the Company that represent significant upgrades on previous models may result in increased supply or decreased demand in the market for used Harley-Davidson branded motorcycles, including those motorcycles that serve as collateral or security for credit that HDFS has

extended. This in turn could adversely impact the prices at which repossessed motorcycles may be sold, which may lead to increased credit losses for HDFS. Further, even when HDFS does exercise its rights to seek repossession of collateral, there is no assurance that a motorcycle will be successfully repossessed, which also may lead to increased credit losses for HDFS. Negative changes in general business, economic or market factors may have an additional adverse impact on the Company's financial services credit losses and future earnings. HDFS's retail credit losses have changed, and the Company believes they will continue to change over time due to changing consumer credit behavior, macroeconomic conditions including the impact of inflation and HDFS's efforts to increase prudently structured loan approvals to sub-prime borrowers. In addition, HDFS's efforts to adjust underwriting criteria based on market and economic conditions and actions that the Company has taken and could take that impact motorcycle values may impact HDFS's retail credit losses.

- **The Company is exposed to market risk from changes in foreign currency exchange rates, commodity prices and interest rates.** The Company sells its products globally and in most markets outside the U.S. those sales are made in the foreign country's local currency. As a result, a weakening in those foreign currencies relative to the U.S. dollar can adversely affect the Company's revenue and margin, and cause volatility in its results of operations. Furthermore, many competitors headquartered outside the U.S. experience a financial benefit from a strengthening in the U.S. dollar relative to their home currency that can enable them to reduce prices to U.S. consumers. The Company is also subject to risks associated with changes in prices of commodities. Earnings from the Company's financial services business are affected by changes in interest rates. In certain regions, including North America and Europe, financing for new vehicle sales has been available in the past several years at relatively low interest rates due to, among other things, expansive government monetary policies. When benchmark interest rates are high when compared with the recent past, rates available to consumers for new vehicle financing are high as well, which makes the Company's motorcycles relatively less affordable to customers and can steer customers to less expensive motorcycles that would be less profitable for the Company, adversely affecting the Company's financial condition and operating results. Additionally, if consumer interest rates increase substantially or if financial service providers, including Harley-Davidson Financial Services, tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase the Company's motorcycles. As a result, a further substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on the Company's business, prospects, financial condition and operating results. Although the Company uses derivative financial instruments to some extent to manage a portion of its exposure to foreign currency exchange rates, commodity prices and interest rate risks, the Company does not attempt to manage its entire expected exposure, and these derivative financial instruments generally do not extend beyond one year, except for the Company's cross-currency swaps related to foreign denominated debt, the duration of which corresponds with the duration of the hedged debt, and may expose the Company to credit risk in the event of counterparty default to the derivative financial instruments. There can be no assurance that in the future the Company will successfully manage these risks.

- **The HDFS segment is highly dependent on accessing capital markets to fund operations at competitive interest rates, the Company's access to capital and its cost of capital are highly dependent upon its credit ratings, and any negative credit rating actions may adversely affect its earnings and results of operations.** Liquidity is essential to the Company's financial services business. Disruptions in financial markets may cause lenders and institutional investors to reduce or cease to loan money to borrowers, including financial institutions. The Company's HDFS segment may be negatively affected by difficulty in raising capital in the long-term and short-term capital markets. These negative consequences may in turn adversely affect the Company's business and results of operations in various ways, including through higher costs of capital and reduced funds available through its HDFS segment to provide loans to dealers and their retail customers. Additionally, the ability of the Company and its HDFS segment to access unsecured capital markets is influenced by their short-term and long-term credit ratings. If the Company's credit ratings are downgraded or its ratings outlook is negatively changed, then the Company's cost of borrowing could increase, which may result in reduced earnings and reduced interest margins, and the Company's access to capital may be disrupted or impaired.

Legal, Regulatory & Compliance Risks

- **Changes in trade policies, including the imposition of tariffs, their enforcement and downstream consequences, may have a material adverse impact on the Company's business, results of operations and outlook.** In January 2025, the global tariff landscape began to quickly change with the U.S. implementing tariffs on various foreign countries, either generally or with respect to certain products, and certain of those foreign countries implementing rebalancing tariffs on the U.S., either generally or with respect to certain products. In certain circumstances the U.S. and certain foreign countries temporarily suspended tariffs they had recently implemented, either in whole or in

part. The U.S. continues to implement new, reinstated or adjusted tariffs, and the Company expects that it will continue with this practice. Foreign countries subject to these U.S. tariffs continue to implement new, reinstated or adjusted rebalancing tariffs, and the Company expects that foreign countries will continue with that practice. The U.S. and foreign countries may also amend, suspend or withdraw their respective recently enacted tariffs at any time. If the recently enacted tariffs are not amended, suspended or withdrawn, it is likely to negatively impact the Company's ability to sell products domestically and internationally at or near current prices as tariffs impact the cost of raw materials, components and motorcycles.

For example, on February 10, 2025, the U.S. announced a 25% tariff on steel and aluminum imported into the U.S.; these tariffs are set to take effect on March 12, 2025. These tariffs are similar to tariffs the U.S. implemented in 2018 on steel and aluminum imported into the U.S. from the EU. In response to those 2018 steel and aluminum tariffs, the EU implemented incremental rebalancing tariffs of 25% on certain products imported into the EU from the U.S., including non-electric motorcycles. In April 2021, the EU's 25% incremental rebalancing tariff started to apply to the Company's motorcycles imported into the EU from its manufacturing facilities in the U.S. and Thailand. On October 21, 2021, the U.S. and EU agreed to suspend these tariffs, with the EU suspension of its incremental tariffs now set to expire on March 31, 2025. If the EU tariff suspension expires without changes, all of the Company's motorcycles imported into the EU would be subject to a total 56% tariff.

Based in part on the history of the 2018 incremental rebalancing tariffs implemented by the EU, the Company expects foreign countries, including the EU, to implement rebalancing tariffs in response to the steel and aluminum tariffs announced by the U.S. on February 10, 2025. As the rebalancing tariffs implemented by the EU in 2018 applied to the Company's motorcycles, it is possible that rebalancing tariffs that may be implemented by the EU or other countries in response to the 2025 steel and aluminum tariffs could apply to the Company's motorcycles. It is also possible that the EU will reinstate the 2018 rebalancing tariffs when they are set to expire on March 31, 2025, or sooner, subjecting the Company's motorcycles imported into the EU to a 56% tariff. The U.S. tariffs and rebalancing tariffs that were recently enacted or that may be enacted, in addition to impacting the cost of motorcycles, could increase the cost of components and materials used to make the Company's motorcycles and other products. Higher production costs could make the Company's motorcycles and other products less affordable for consumers, both in the U.S. and in foreign countries, and negatively impact consumer demand.

- **The Company must comply with governmental laws and regulations that are subject to change and involve significant costs.** The Company's sales and operations in areas outside the U.S. are subject to foreign laws, regulations and the legal systems of foreign courts or tribunals. These laws and policies governing operations of foreign-based companies may result in increased costs or restrictions on the ability of the Company to sell its products in certain countries. U.S. laws and policies affecting foreign trade and taxation may also adversely affect the Company's international sales operations.

The Company's U.S. sales and operations are subject to governmental policies and regulatory actions of agencies of the United States Government, including the United States Environmental Protection Agency (EPA), SEC, National Highway Traffic Safety Administration, U.S. Department of Labor and Federal Trade Commission. In addition, the Company's sales and operations are also subject to laws and actions of state legislatures and other local regulators, including dealer statutes and licensing laws. Changes in regulations, changes in interpretations of regulations by governmental agencies, or the imposition of additional regulations may have a material adverse effect on the Company's business and results of operations.

Tax – The Company is subject to income and non-income based taxes in the U.S. federal and state jurisdictions and in various foreign jurisdictions. Significant judgment is required in determining the Company's worldwide income tax liabilities and other tax liabilities. The Company believes that it complies with applicable tax laws. If the governing tax authorities have a different interpretation of the applicable laws or if there is a change in tax laws, the Company's financial condition and/or results of operations may be adversely affected. To the extent there are considerable changes to tax laws, the Company may need to readjust its tax strategy, and may not be able to take full advantage of, or fully mitigate the adverse impacts of, such changes.

Environmental – Many of the Company's products are subject to statutory and regulatory requirements governing emissions, noise and other matters, including standards imposed by the EPA, state regulatory agencies, such as the California Air Resources Board, and regulatory agencies in certain foreign countries where the Company's motorcycle products are sold. The Company is also subject to statutory and regulatory requirements governing emissions and noise in the conduct of the Company's manufacturing operations. Any significant change to the regulatory requirements governing emissions and noise may substantially increase the cost of manufacturing the Company's

products. If the Company fails to meet existing or new requirements, then the Company may be unable to produce and sell certain products or may be subject to fines or penalties.

Electric Vehicles - The Company's LiveWire segment is subject to substantial regulation. Unfavorable changes to, or failure to comply with, current or future regulations could substantially harm the Company's business and its operating results. Increased environmental, safety, emissions or other regulations may result in higher costs, cash expenditures and/or sales restrictions. Regulations related to the electric vehicle industry and alternative energy are currently evolving and the Company's LiveWire segment faces risks associated with changes to these regulations, such as: (i) the imposition of a carbon tax or the introduction of a cap-and-trade system on electric utilities, either of which could increase the cost of electricity and thereby the cost of operating an electric vehicle; (ii) new state regulations of electric vehicles fees could discourage consumer demand for electric vehicles; (iii) the increase of subsidies for alternative fuels such as corn and ethanol could reduce the operating cost of vehicles that use such alternative fuels and gasoline, and thereby reduce the appeal of electric vehicles; (iv) revocation of or discontinuation of federal and/or state incentives or subsidies for the manufacture, sale or purchase of electric vehicles which could reduce the appeal of electric vehicles; (v) changes to the regulations governing the assembly and transportation of battery cells could increase the cost of battery cells or make such commodities more difficult to obtain; (vi) changes in regulation, for example relating to the noise required to be emitted by electric vehicles, may impact the design or function of electric vehicles, and thereby lead to decreased consumer appeal; (vii) changes in regulations governing the range and miles per gallon of gasoline equivalent calculations could lower LiveWire's electric vehicles' ratings, making electric vehicles less appealing to consumers; and (viii) the amendment or rescission of the CAFE standards could reduce new business opportunities for the LiveWire business. To the extent compliance with new regulations is cost prohibitive, the Company's business, prospects, financial condition and operating results could be materially and adversely affected.

Financial Services – The HDFS segment is governed by a wide range of U.S. federal and state and foreign laws that regulate financial and lending institutions, and financial services activities. In the U.S. for example, these laws include the federal Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, the Servicemembers Civil Relief Act, the unfair, deceptive and abusive practices (UDAAP) provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the consumer data privacy and security provisions of the Gramm-Leach Bliley Act. HDFS operations originate the majority of its consumer loans through its subsidiary, Eaglemark Savings Bank, a Nevada state thrift chartered as an Industrial Loan Company. U.S. federal and state bodies may in the future impose additional laws, regulations and supervision over the financial services industry.

Violations of, or non-compliance with, relevant laws and regulations may limit the ability of HDFS to collect all or part of the principal or interest on applicable loans, may entitle the borrower to rescind the loan or obtain a refund of amounts previously paid, could subject HDFS to payment of damages, civil fines, or criminal penalties and administrative sanctions and could limit the number of loans eligible for HDFS securitization programs. Such regulatory requirements and associated supervision also could limit the discretion of HDFS in operating its business, such as through the suspension or revocation of any charter, license or registration at issue, as well as the imposition of administrative sanctions, including "cease and desist" orders. The Company cannot assure that the applicable laws or regulations will not be amended or construed in ways that are adverse to HDFS, that new laws and regulations will not be adopted in the future, or that laws and regulations will not attempt to limit the interest rates or convenience fees charged by HDFS, any of which may adversely affect the business of HDFS or its results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) is a sweeping piece of legislation impacting financial services and the full effect continues to evolve as regulations that are intended to implement the Dodd-Frank Act are adopted, and the text of the Dodd-Frank Act is analyzed by stakeholders and the courts. The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the Bureau). The Bureau has significant enforcement and rule-making authority in the area of consumer financial products and services. The direction that the Bureau will take, the regulations it will adopt, and its interpretation of existing laws and regulations are all elements that are not yet fully known and subject to change. Given the fact that a single director leads the Bureau, and the director is subject to at-will removal by the President, the strategic direction and priorities of the Bureau can be subject to volatile swings upon changes in presidential administrations. The Bureau and the Federal Trade Commission ("FTC") regularly investigate the products, services and operations of those engaged in vehicle finance activities. As a result of such investigations, both the Bureau and the FTC have announced various enforcement actions against lenders and servicers in the past few years involving significant penalties, consent orders, cease and desist orders and similar remedies that, if applicable to us or the products and services we offer, may require us to cease or alter certain business practices, which could have a material adverse effect on our results of operations, financial condition, and liquidity. Compliance may be costly and could affect operating results as the implementation of new forms, processes, procedures and controls and infrastructure may be required. Compliance may create

operational constraints and place limits on pricing. Failure to comply, as well as changes to laws and regulations, or the imposition of additional laws and regulations, could affect HDFS' earnings, limit its access to capital, limit the number of loans eligible for HDFS securitization programs and have a material adverse effect on HDFS' business and results of operations. The Bureau also has supervisory authority over certain non-bank larger participants in the vehicle financing market, which includes a non-bank subsidiary of HDFS, allowing the Bureau to conduct comprehensive and rigorous on-site examinations that could result in enforcement actions, fines, changes to processes and procedures, product-related changes or consumer refunds or other actions.

- **The Company's operations may be affected by greenhouse gas emissions and climate change and related regulations**. Climate change is receiving increasing attention worldwide. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. The U.S. Congress has previously considered and may in the future implement restrictions on greenhouse gas emissions. In addition, several U.S. states, including states where the Company has manufacturing facilities, have previously considered and may in the future implement greenhouse gas registration and reduction programs. Energy security and availability and its related costs affect all aspects of the Company's manufacturing operations worldwide, including the Company's supply chain. The Company's manufacturing facilities use energy, including electricity and natural gas, and certain of the Company's facilities emit amounts of greenhouse gas that may be affected by these legislative and regulatory efforts. Greenhouse gas regulation could increase the price of the electricity the Company purchases, increase costs for use of natural gas, potentially restrict access to or the use of natural gas, require the Company to purchase allowances to offset the Company's own emissions or result in an overall increase in costs of raw materials, any one of which could increase the Company's costs, reduce competitiveness in a global economy or otherwise negatively affect the Company's business, operations or financial results. Many of the Company's suppliers face similar circumstances. Physical risks to the Company's business operations as identified by the Intergovernmental Panel on Climate Change and other expert bodies include scenarios such as sea level rise, extreme weather conditions and resource shortages. Extreme weather may disrupt the production and supply of component parts or other items such as natural gas, a fuel necessary for the manufacture of motorcycles and their components. Supply disruptions would raise market rates and jeopardize the continuity of motorcycle production.

  Further, in response to concerns about global climate changes and related changes in consumer preferences, the Company is likely to face greater regulatory pressure to develop products that generate less emissions and to generate less emissions in all phases of its operations. For example, both the United Kingdom (UK) and EU passed legislation in 2022 to end fossil fuel car sales in 2035 and 2040, respectively. While these laws target fossil fuel cars, the ongoing concerns about global climate and related changes in consumer preferences could lead to a similar ban on internal combustion engines, which would have a material adverse effect on the Company's business and results of operations. Additionally, in the near term, the Company will not be primarily focused on electric vehicles but will be channeling its focus in this area through its majority investment in LiveWire Group, Inc. As a result, the separation of the LiveWire business may adversely affect the Company's efforts to develop electric vehicles outside of the LiveWire business, at least in the near term, and that could have longer-term negative impacts on the Company's ability to offer electric vehicles in response to pressure to develop products that generate less emissions.

  In addition, expanding mandatory disclosures regarding environmental reporting may expand the nature, scope and complexity of environmental matters the Company is required to control, assess and report upon. For example, the EU's Corporate Sustainability Reporting Directive (CSRD) went into effect in January 2023 and requires companies that operate in the EU to make disclosures across environmental, social and governance topics, and the Company will file its first CSRD annual report in 2026. Additionally, in October 2023, California enacted climate reporting legislation, making California the first state in the U.S. to impose requirements on greenhouse gas emissions disclosure and mandate reporting on climate-related financial risks. There can be no certainty that the Company will manage such issues successfully, including the associated costs.

- **Regulations related to materials that the Company purchases to use in its products could cause the Company to incur additional expenses and may have other adverse consequences.** Laws or regulations impacting the Company's supply chain, such as the UK Modern Slavery Act and the Uyghur Forced Labor Prevention Act, could affect the sourcing and availability of some of the raw materials that the Company uses in the manufacturing of its products and the apparel and licensing products sourced from its suppliers. The Company's supply chain is complex, and if it is not able to fully understand its supply chain and effectively mitigate any issues, then the Company may face reputational challenges with customers, investors, regulators or others and other adverse consequences. For example, many countries in which the Company distributes its products are introducing regulations that require knowledge and disclosure of virtually all materials and chemicals in the Company's products. Accordingly, the

Company could incur significant costs related to the process of complying with these laws, including potential difficulty or added costs in satisfying the disclosure requirements.

- **The Company is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject the Company to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect the Company's business, results of operations, financial condition and reputation.** The Company is subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which it conducts or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act ("*FCPA*"), the U.K. Bribery Act 2010 (the "*U.K. Bribery Act*"), and other anti-corruption laws and regulations. Due to Russia's invasion of Ukraine, the U.S., in coordination with the United Kingdom and the European Union, among others, has implemented sanctions and export control measures targeting Russia, Belarus, and Russian-controlled regions of Ukraine (Crimea, the so-called Donetsk People's Republic, and Luhansk People's Republic). These measures include prohibitions on the export, re-export, or transfer of luxury goods, among other products, to Russia and Belarus, including motorcycles, motorcycle parts and accessories, and leather goods. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. The Company's policies and procedures designed to ensure compliance with these regulations may not be sufficient and its directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which the Company may be held responsible.

  The Company's business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. The Company's global operations expose the Company to the risk of violating, or being accused of violating, anti-corruption laws and economic and trade sanctions laws and regulations. The Company's failure to comply with these laws and regulations may expose it to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite the Company's compliance efforts and activities, it cannot assure compliance by its employees or representatives for which it may be held responsible, and any such violation could materially adversely affect the Company's reputation, business, prospects, financial condition and operating results.

  Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject the Company to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, financial condition and operating results. In addition, changes in economic sanctions laws in the future could adversely impact the Company's business and investments in its common stock.

General Risks

- **Changes in general economic and business conditions, tightening of credit and retail markets, political events or other factors may adversely impact dealers' retail sales.** The motorcycle industry is impacted by general economic conditions over which motorcycle manufacturers have little control. These factors can weaken the retail environment and lead to weaker demand for discretionary purchases, such as the Company's motorcycles. Weakened economic conditions in certain business sectors and geographic areas can also result in reduced demand for the Company's products. Tightening of credit can limit the availability of funds from financial institutions and other lenders and sources of capital which could adversely affect the ability of retail consumers to obtain loans for the purchase of motorcycles from lenders, including HDFS. For example, recent macroeconomic conditions have impacted our customers globally, with inflationary pressures creating affordability challenges and high interest rates contributing to delays in customers' decisions to upgrade to new models, adversely impacting dealers' retail sales and the Company's results of operations.

- **Geopolitical conditions, including regional conflicts, terrorism, war, and international disputes could cause damage or disruption to commerce and the economy, and thus have a material adverse effect on the Company's financial condition and operating results.** The Company operates around the world in various geographic regions and is subject to global events that are beyond its control. The motorcycle industry can also be affected by political events and other factors over which motorcycle manufacturers have little control. For example, the ongoing conflict between Russia and Ukraine could lead to significant market and other disruptions, including significant volatility in

commodity prices and supply and prices of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increases in cyberattacks and espionage, which could adversely affect the Company's business, financial condition and operating results. The ongoing conflict has led to an unprecedented expansion of sanctions programs imposed by the United States, European Union, United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People's Republic and Luhansk People's Republic.

Further, ongoing regional conflicts, including the military conflict between Israel and Hamas, a U.S. designated Foreign Terrorist Organization, the Red Sea conflict involving attacks on commercial ships by the Houthis in the Red Sea, and the risk of increased tensions between China and Taiwan, could result in increased pressure on our supply chain, which could increase the cost of manufacturing. The Company has a number of suppliers in China, and a conflict between China and Taiwan may impact the Company's supply chain. The length, impact and outcome of international conflicts are highly unpredictable, and such conflicts could lead to significant volatility in commodity prices and supply and prices of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increases in cyberattacks and espionage, which could impact the Company's financial condition and operating results.

- **The Company is and may in the future become subject to legal proceedings and commercial or contractual disputes.** Potential future lawsuits or other claims, or future adverse developments associated with existing unresolved lawsuits and other claims, may harm the Company's business, financial condition, reputation and brand. The defense of these lawsuits or other claims may result in the expenditure of significant financial resources and the diversion of management's time and attention away from business operations. In addition, the Company may be required to make payments in connection with the resolution of lawsuits or other claims by settlement or otherwise, and any such payment may have a material adverse effect on the Company's business and results of operations. .

The Company disclaims any obligation to update these risk factors or any other forward-looking statements. The Company assumes no obligation, and specifically disclaims any such obligation, to update these risk factors or any other forward-looking statements to reflect actual results, changes in assumptions or other factors affecting such forward-looking statements.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company has implemented policies and procedures that are intended to manage and reduce cybersecurity risks. Material risks from cybersecurity threats are managed across HDMC, HDFS, LiveWire and third-party suppliers and vendors. Cybersecurity risks and threats are monitored by the Company's Corporate Information Security Office and routinely discussed with senior management across the Company. Cybersecurity risks are identified and assessed through third-party assessments, IT security assessments, audits conducted by Internal Audit and risk and compliance reviews. Additionally, as part of the Company's cybersecurity risk management process, tabletop exercises are conducted at the technical and management levels. During these tabletop exercises, cybersecurity incidents are simulated, aimed at ensuring the Company is prepared in the event of a cybersecurity incident and to help identify areas of improvement for the cybersecurity program.

The Company takes measures to regularly update and continuously improve its cybersecurity program, including conducting independent program assessments, performing penetration testing and scanning the Company's systems for vulnerabilities using external third-party tools and techniques to test security controls, auditing applicable data policies and monitoring emerging laws and regulations related to information security. The Company also periodically engages third-party consultants to assist in assessing and enhancing its cybersecurity program. The Company has implemented risk-based controls to protect its information, customer information, third-party information, its information systems and its business operations. The Company follows the National Institute of Standards and Technology (NIST) Cybersecurity Framework and has adopted security-control principles based on NIST, other industry-recognized standards and contractual requirements, as required.

With respect to third parties, the Company's cybersecurity program includes a cybersecurity supply chain risk management component aimed at identifying and mitigating risks from vendors, suppliers, and other third-parties. The supply chain risk management program is integrated into the Company's procurement workflow and includes conducting due

diligence on select suppliers, vendors and other third parties. The cybersecurity risks of the vendor, supplier or other third party are evaluated by the Corporate Information Security Office when assessing the engagement and determining the appropriate oversight of the vendor, supplier or other third party. The Company also contractually requires suppliers, vendors and other third parties with access to its information technology systems, sensitive business data or personal information to implement and maintain appropriate security controls and contractually restricts their ability to use the Company's data, including personal information, for purposes other than to provide services to the Company, except as required by law. To oversee the risks associated with these service providers, the Company works with suppliers, vendors and other third parties to help ensure that their cybersecurity protocols are appropriate to the risk presented by their access to or use of the Company's systems and/or data, including notification and coordination concerning incidents occurring on third-party systems that may affect the Company.

The Company's cybersecurity program also includes a cybersecurity training component. All employees are required to complete annual cybersecurity training focused on helping the workforce recognize cyber threats and scams, avoid falling victim to threats and scams, and report potential threats and scams. In addition, periodic cybersecurity awareness messages are posted on the Company portal.

While the Company has experienced, and may in the future experience, cybersecurity incidents, prior incidents have not materially affected the Company's business, results of operations or financial condition. Although the Company has invested in the protection of its data and information technology and monitors its systems on an ongoing basis, there can be no assurance that such efforts will in the future prevent material compromises to Company information technology systems that could have a material adverse effect on the Company's business. For additional information, refer to "A significant cybersecurity incident or data privacy breach may adversely affect the Company's reputation, revenue and earnings," in *Item 1A. Risk Factors*.

Governance

The Audit and Finance Committee, consisting entirely of independent directors and on behalf of the Board of Directors, has oversight responsibility for enterprise risk and enterprise risk management systems for the Company, including cybersecurity risks. The Committee reports on its activities related to risk oversight to the full Board after each meeting. The Audit and Finance Committee is actively involved in reviewing the Company's information security and technology risks and opportunities, including cybersecurity, and discusses these topics on a regular basis. The Audit and Finance Committee also receives updates on a quarterly basis from senior management, including the Chief Information Security and Privacy Officer (CISO) regarding cybersecurity matters. These updates include cybersecurity risks, mitigation and status of cybersecurity risks, cybersecurity incidents (if any), cybersecurity initiatives and cybersecurity industry news and trends. In the event of a potentially material cybersecurity event, the Presiding Director and the Chair of the Audit and Finance Committee will be notified and briefed. If appropriate, the Audit and Finance Committee and/or full Board of Directors would hold a meeting or meetings to discuss and be briefed on the event.

The Company's cybersecurity program is led by the CISO who is responsible for assessing and managing the Company's data privacy function and information security and technology risks, including cybersecurity. The CISO has over 20 years of cyber industry and compliance experience, serving in a CISO capacity for over 10 of those years. The CISO reports to our Chief Digital and Operations Officer, who has extensive experience in leading information systems management, strategy and operational execution, including information security and incident management, prevention and response.

At the management level, the Company has established a Cyber Incident Review Committee consisting of senior executives including the Chief Legal Officer, Chief Financial Officer, Chief Accounting Officer, Chief Communications Officer, Chief Digital and Operations Officer, Director of Internal Audit and Deputy General Counsel, that meets regularly with the CISO to ensure identified issues are addressed expeditiously and reported to the appropriate regulatory agencies as required. In addition, the CISO escalates issues determined to be significant to the Chief Legal Officer in accordance with the Company's incident response processes.

Item 2. Properties

A summary of the principal operating properties of the Company as of December 31, 2024 is as follows:

Type of Facility	Location	Status
HDMC:		
Corporate office	Milwaukee, WI	Owned
Product development center	Wauwatosa, WI	Owned
Manufacturing - Motorcycle powertrain production	Menomonee Falls, WI	Owned
Manufacturing - Motorcycle components parts production and painting	Tomahawk, WI	Owned
Manufacturing - Motorcycle parts fabrication, painting and assembly	York, PA	Owned
Manufacturing - Motorcycle production for Asian and European markets	Rayong, Thailand	Owned
Manufacturing - Motorcycle assembly for Brazilian market	Manaus, Brazil	Leased
HDFS:		
Corporate and retail operations office	Reno, NV	Leased
Wholesale and retail operations office	Plano, TX	Leased
LiveWire:		
Corporate office	Milwaukee, WI	Owned
Product development center	Wauwatosa, WI	Owned
LiveWire Labs - Customer experience center	Malibu, CA	Leased
LiveWire Labs - Retail operations	Carson, CA	Leased
LiveWire Labs - Marketing displays and test rides	Los Angeles, CA	Leased
STACYC - Corporate office and research and development activities	Fort Worth, TX	Leased

The Company has one Corporate office and one Product development center which include separate spaces for HDMC and LiveWire operations. LiveWire motorcycles and components are manufactured at the HDMC U.S. manufacturing locations.

Item 3. Legal Proceedings

Refer to *Note 15 of the Notes to Consolidated financial statements* for a discussion of certain legal proceedings in which the Company is involved.

H-D Japan Matter - As reported, on or about July 30, 2024, the Fair Trade Commission in Japan ("Japan FTC") initiated an investigation into Harley-Davidson Japan KK ("H-D Japan"), a subsidiary of the Company, for alleged improper activity, including setting excessive sales quotas for H-D Japan's motorcycle dealers. H-D Japan is evaluating the matter and cooperating with the Japan FTC in its investigation. The Company does not expect that this matter will result in material costs in the future, and no costs have been accrued to date. The Company is not aware of activity similar to the alleged activity occurring outside Japan.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Harley-Davidson, Inc. common stock is traded on the New York Stock Exchange under the trading symbol HOG. As of January 31, 2025, there were 60,854 shareholders of record of Harley-Davidson, Inc. common stock.

The Company's share repurchases, which consisted of discretionary share repurchases and shares of common stock that employees surrendered to satisfy withholding taxes in connection with the vesting of restricted stock units and performance shares were as follows during the quarter ended December 31, 2024:

Fiscal Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	331,587	$ 33	331,587	24,244,162
November 1 to November 30	1,644,481	$ 33	1,644,481	22,599,681
December 1 to December 31	1,066,604	$ 33	1,066,604	21,533,240
	3,042,672	$ 33	3,042,672	

In August 2023, the Company's Board of Directors authorized the Company to repurchase up to 10.0 million shares of its common stock on a discretionary basis with no dollar limit or expiration date. In July 2024, the Company's Board of Directors authorized the Company to repurchase up to 24.4 million additional shares of its common stock on a discretionary basis with no dollar limit or expiration date. As of December 31, 2024, 21.5 million shares remained under the July 2024 authorization. The Company repurchased 3.0 million shares on a discretionary basis during the quarter ended December 31, 2024.

Under the share repurchase authorization, the Company's common stock may be purchased through any one or more of a Rule 10b5-1 trading plan and discretionary purchases on the open market, block trades, accelerated share repurchases or privately negotiated transactions. The repurchase authority has no expiration date but may be suspended, modified or discontinued at any time.

The Company maintains a capital allocation policy to (i) fund The Hardwire strategic initiatives, including the associated capital expenditures, (ii) pay dividends and (iii) exercise discretionary share repurchases. This policy is designed to support the investment required to enhance the long-term value of the Company and to return any excess cash to shareholders.

The amount of capital to be allocated to share repurchases is approved periodically by the Company's Board of Directors, taking into account the Company's expected cash flow over time. The specific number of shares repurchased, if any, and the timing of repurchases are determined by the Company management from time to time and will depend on a number of factors, including share price, trading volume, and general market conditions, as well as on working capital requirements, general business conditions, and other factors.

The Harley-Davidson, Inc. 2020 Incentive Stock Plan and the 2022 Aspirational Incentive Stock Plan (Incentive Plans) and predecessor stock plans permit participants to satisfy all or a portion of the statutory federal, state, and local withholding tax obligations arising in connection with plan awards by electing to (a) have the Company withhold shares otherwise issuable under the award, (b) tender back shares received in connection with such award or (c) deliver other previously owned shares, in each case having a value equal to the amount to be withheld. During the fourth quarter of 2024, the Company acquired 585 shares of common stock that employees presented to the Company to satisfy withholding taxes in connection with the vesting of restricted stock units and performance shares.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters within *Part III* of this Annual Report contains certain information relating to the Company's equity compensation plans.

The following information in this Item 5 is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference into such a filing: the SEC requires the Company to include a line graph presentation comparing cumulative five year common stock returns with a broad-based stock index and either a nationally recognized industry index or an index of peer companies selected by the Company. The Company has chosen to use the Standard & Poor's (S&P) MidCap 400 Index as the broad-based index and the S&P MidCap 400 Consumer Discretionary Index as its peer index. The graph assumes a beginning investment of $100 on December 31, 2019 and that all dividends are reinvested.



Comparison of Cumulative Five Year Total Return

	2019	2020	2021	2022	2023	2024
Harley-Davidson, Inc.	$ 100	$ 100	$ 104	$ 117	$ 106	$ 88
S&P MidCap 400 Index	$ 100	$ 114	$ 142	$ 123	$ 143	$ 163
S&P MidCap 400 Consumer Discretionary Index	$ 100	$ 131	$ 167	$ 132	$ 164	$ 180

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Harley-Davidson, Inc. operates in three segments: Harley-Davidson Motor Company (HDMC), LiveWire, and Harley-Davidson Financial Services (HDFS). Unless the context otherwise requires, all references to the "Company" include Harley-Davidson, Inc. and all its subsidiaries.

The "% Change" figures included in the Results of Operations section were calculated using unrounded dollar amounts and may differ from calculations using the rounded dollar amounts presented. Certain "% Change" deemed not meaningful (NM) have been excluded.

(1) Note Regarding Forward-Looking Statements

The Company intends that certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "plans," "may," "will," "estimates," "targets," "intends," "forecasts," "sees," "commits," "assumes," "envisions," or words of similar meaning. Similarly, statements that describe or refer to future expectations, future plans, strategies, objectives, outlooks, targets, guidance, commitments or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, unfavorably or favorably, from those anticipated as of the date of this report. Certain of such risks and uncertainties are described in close proximity to such statements or elsewhere in this report, including in *Item 1A. Risk Factors* and under the Cautionary Statements section in this *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in the Overview and Guidance sections in this *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* are only made as of February 5, 2025 and the remaining forward-looking statements in this report are only made as of the date of the filing of this report

(February 26, 2025), and the Company disclaims any obligations to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview[1]

During 2024, a challenging economic environment, including high-interest rates, adversely impacted consumer demand for premium discretionary products including the Company's motorcycles. Net income attributable to Harley-Davidson, Inc. for 2024 was $455.4 million, or $3.44 per diluted share, down from $706.6 million, or $4.87 per diluted share, in 2023. Consolidated operating income in 2024 decreased $362.5 million compared to 2023 due to lower operating income in the HDMC segment, partially offset by higher operating income in the HDFS segment and lower operating losses in the LiveWire segment.

HDMC segment operating income was $277.8 million in 2024 compared to operating income of $661.2 million in 2023. The reduction in operating income in 2024 was due primarily to lower motorcycle shipments, which fell in response to a decline in worldwide retail motorcycle sales. Operating income was also unfavorably impacted by changes in pricing, shipment mix, foreign currency rates and manufacturing expenses, partially offset by lower raw material costs compared to 2023.

LiveWire segment operating loss was $109.6 million in 2024 compared to an operating loss of $116.8 million in 2023. The decrease in operating loss in 2024 was due primarily to lower operating expenses, partially offset by a decrease in revenue from electric balance bikes and electric motorcycles.

HDFS segment operating income was $248.4 million in 2024 compared to operating income of $234.7 million in 2023. The increase in operating income was due primarily to higher interest income, partially offset by higher interest expense, an increase in the provision for credit losses and higher operating expenses.

Retail sales of Harley-Davidson motorcycles declined during 2024 as they were negatively impacted by a continued challenging macroeconomic environment. Worldwide dealer retail unit sales of new Harley-Davidson motorcycles decreased 7.1% in 2024 compared to 2023. During 2024, retail sales decreased 3.6% and 12.4% in U.S. and international markets, respectively, compared to 2023. Refer to the *Harley-Davidson Retail Sales* section for further discussion of retail sales results.

Key Factors Impacting the Company

Supply Matters – During the second quarter of 2022, the Company received information from a Tier 2 supplier, Proterial Cable America, Inc. ("PCA" f/k/a Hitachi Cable America, Inc.), concerning a potential regulatory compliance matter relating to PCA's brake hose assemblies. As a result, out of an abundance of caution, the Company suspended all vehicle assembly and shipments for approximately two weeks during the second quarter of 2022. Since then, the Company has been working through the regulatory compliance matter with PCA, the Company's relevant Tier-1 suppliers, and the National Highway Traffic Safety Administration (NHTSA), the agency responsible for brake hose assembly compliance in the United States.

In connection with this matter, in July 2022, PCA notified NHTSA of a population of brake hose assemblies manufactured between May and July of 2022 that were non-compliant with select NHTSA laboratory test standards. Based on that filing, in August 2022, the Company notified NHTSA of the corresponding population of Harley-Davidson motorcycles containing those brake hose assemblies. In October 2022, PCA amended its original notification, expanding its population of non-compliant brake hose assemblies to include units produced by PCA for use in Harley-Davidson motorcycles beginning as early as model year 2008. In December 2022, the Company amended its August notification, expanding the population to also include Harley-Davidson motorcycles that contained PCA's newly identified brake hose assemblies. In March 2023, PCA again amended its NHTSA notification, identifying additional compliance issues with the previously identified brake hose assemblies. The Company followed PCA's March amendment with a derivative amended notification to NHTSA in May 2023.

In June 2023, the Company received a letter from PCA advising that PCA was investigating a new, separate potential quality issue with brake hose assemblies produced by PCA after the Company's 2022 production suspension. Due to this issue, the Company was forced to suspend production of most of the motorcycles manufactured at its York facility and run limited motorcycle manufacturing operations there for approximately two weeks. The Company continued to manufacture, among other motorcycles, the 2023 CVO Road Glide and Street Glide, which do not use PCA's brake hose assemblies. It also continued its normal motorcycle manufacturing operations at its international facilities. In connection with this matter, in late June 2023, PCA filed a new and separate NHTSA notification, identifying certain brake hose assemblies produced between June of 2022 and June of 2023 as noncompliant with select NHTSA laboratory test standards. The Company followed PCA's June 2023 notification by filing a derivative notification with NHTSA in early July 2023.

As permitted by federal law, both PCA and the Company have utilized NHTSA's standard process to petition the agency to determine that these compliance issues are inconsequential to motor vehicle safety ("Inconsequentiality Determinations"). If NHTSA makes the Inconsequentiality Determinations requested, the Company will be exempt from conducting a field action or recall of its motorcycles related to these matters.

In its inconsequentiality petitions, the Company has presented NHTSA with: (1) extensive independent, third-party and internal testing demonstrating that the brake hose assemblies at issue are robust to extreme conditions - which far exceed maximum expected motorcycle lifetime demands - with no impact to brake performance; and (2) real-world field safety data showing no documented crashes or injuries attributable to the identified compliance issues for the relevant affected populations. The Company believes its petitions are closely comparable to inconsequentiality petitions that have resulted in successful inconsequentiality determinations in the past. The Company is also confident that its position that the compliance issues are inconsequential to motor vehicle safety is strong and, therefore, no field action or recall will be necessary.

Based on its expectation that NHTSA will make Inconsequentiality Determinations, the Company does not expect that these regulatory noncompliance matters will result in material costs in the future, and no costs have been accrued to date. However, it is possible that a field action or recall could be required that could cause the Company to incur material costs. There are several variables and uncertainties associated with any potential field action or recall that are not yet fully known including, but not limited to, the population of brake hose assemblies and motorcycles, the specific field action or recall required, the complexity and cost of the required repair, the need for and availability of replacement parts, the suppliers of replacement parts and the number of motorcycle owners that would participate. The Company estimates, based on its available information and assumptions, that the cost of a potential field action or recall in the aggregate, if any were to occur, could range from approximately $140 million to $450 million. The Company continues to evaluate and update its estimates as it learns more about these regulatory matters, including the variables and uncertainties discussed above. During 2024, the Company adjusted the estimated range to reflect changes in the estimated cost of replacement parts and labor. The estimated population of potentially impacted brake lines and motorcycles remains unchanged. The Company also continues to maintain its expectation that NHTSA will make the requested Inconsequentiality Determinations and that these regulatory matters will not result in any material field action or recall costs. If a material field action or recall were to result, the Company would seek full recovery of those amounts from its suppliers.

Interest Rates - Interest rates remained heightened during much of 2024 and started to decline in the latter part of 2024. This follows a significant increase during 2022 and into 2023 as central banks attempted to reduce inflation. The current higher interest rate environment has adversely impacted HDFS' interest income margin due to a higher cost of funds that is only partially offset by increased interest rates on financing products sold by HDFS. Additionally, higher interest rates have adversely impacted consumer discretionary purchases, like the Company's motorcycles, as higher borrowing costs made these purchases less affordable or impacted the consumer's ability to obtain financing.

Incremental U.S. and Foreign Tariffs – In January 2025, the global tariff landscape began to quickly change with the U.S. implementing tariffs on various foreign countries, either generally or with respect to certain products, and certain of those foreign countries implementing rebalancing tariffs on the U.S., either generally or with respect to certain products. In certain circumstances the U.S. and certain foreign countries temporarily suspended tariffs they had recently implemented, either in whole or in part. The U.S. continues to implement new, reinstated or adjusted tariffs, and the Company expects that it will continue with this practice. Foreign countries subject to these U.S. tariffs continue to implement new, reinstated or adjusted rebalancing tariffs, and the Company expects that foreign countries will continue with that practice. The U.S. and foreign countries may also amend, suspend or withdraw their respective recently enacted tariffs at any time. If the recently enacted tariffs are not amended, suspended or withdrawn, it is likely to negatively impact the Company's ability to sell products domestically and internationally at or near current prices as tariffs impact the cost of raw materials, components and motorcycles.

For example, on February 10, 2025, the U.S. announced a 25% tariff on steel and aluminum imported into the U.S.; these tariffs are set to take effect on March 12, 2025. These tariffs are similar to tariffs the U.S. implemented in 2018 on steel and aluminum imported into the U.S. from the EU. In response to those 2018 steel and aluminum tariffs, the EU implemented incremental rebalancing tariffs of 25% on certain products imported into the EU from the U.S., including non-electric motorcycles. In April 2021, the EU's 25% incremental rebalancing tariff started to apply to the Company's motorcycles imported into the EU from its manufacturing facilities in the U.S. and Thailand. On October 21, 2021, the U.S. and EU agreed to suspend these tariffs, with the EU suspension of its incremental tariffs now set to expire on March 31, 2025. If the EU tariff suspension expires without changes, all of the Company's motorcycles imported into the EU would be subject to a total 56% tariff.

Based in part on the history of the 2018 incremental rebalancing tariffs implemented by the EU, the Company expects foreign countries, including the EU, to implement rebalancing tariffs in response to the steel and aluminum tariffs announced by the U.S. on February 10, 2025. As the rebalancing tariffs implemented by the EU in 2018 applied to the Company's motorcycles, it is possible that rebalancing tariffs that may be implemented by the EU or other countries in response to the 2025 steel and aluminum tariffs could apply to the Company's motorcycles. It is also possible that the EU will reinstate the 2018 rebalancing tariffs when they are set to expire on March 31, 2025, or sooner, subjecting the Company's motorcycles imported into the EU to a 56% tariff. The U.S. tariffs and rebalancing tariffs that were recently enacted or that may be enacted, in addition to impacting the cost of motorcycles, could increase the cost of components and materials used to make the Company's motorcycles and other products. Higher production costs could make the Company's motorcycles and other products less affordable for consumers, both in the U.S. and in foreign countries, and negatively impact consumer demand.

Additionally, in November 2024, the European Court of Justice denied the Company's appeal of the revocation in 2021 of Binding Origin Information (BOI) decisions. Prior to the revocation, the BOI decisions allowed the Company to supply its EU markets with certain motorcycles produced at its Thailand manufacturing facility at tariff rates of 6%. As a result of the revocation, products supplied by the Company's Thailand manufacturing facility to its EU markets are subject to the same tariff rates as products supplied by the Company's U.S. manufacturing facility to EU markets. The Company continues to pursue its appeal of the denial of its application for temporary extended reliance on the 6% tariff rate (for motorcycles produced in Thailand and ordered prior to April 19, 2021), although there is no assurance that the appeal will continue or be successful.

Given the uncertainty surrounding the current global tariff landscape, the Company's forward-looking guidance does not incorporate the impact of tariffs that have been or may be implemented, reinstated or adjusted in 2025. The Company plans to provide more information concerning tariffs and their impact in its earnings disclosures for the first quarter of 2025. The Company believes it has taken and it will continue to take all actions that it believes are appropriate to mitigate the potential impact of tariffs, and it plans to continue to take precautionary measures that it believes are appropriate. As it relates to tariffs that may be levied on imports into the U.S., the Company does not have production in Canada or Mexico, and all of the motorcycles in its core product families (Grand American Touring, Trike and Cruiser) sold in the U.S. are manufactured in the U.S. Additionally, the motorcycles manufactured in the U.S. in partnership with the Company's skilled union workforce account for the vast majority of its profit in North America, and most of its sourcing is also U.S. centric.

Guidance[1]

On February 5, 2025, the Company announced the following expectations for 2025:

The Company expects HDMC revenue to be flat to down 5% in 2025 compared to 2024 in line with its expectation that wholesale shipments of Harley-Davidson motorcycles to dealers will be flat to down 5% compared to 2024. In addition, the Company expects revenue in 2025 to be positively impacted by pricing, partially offset by a negative impact from foreign currency exchange rates. The Company also expects HDMC revenue in 2025 to exhibit a different seasonal cadence compared to 2024, when wholesale shipments in the first half of the year were favorably impacted by the introductory shipments of its all-new Grand American Touring motorcycles. As a result, the Company expects wholesale shipments in the first half of 2025 to be down double-digits on a percentage basis compared to the first half of 2024.

The Company expects worldwide dealer retail unit sales of Harley-Davidson motorcycles in 2025 to be flat compared to 2024. As a result, assuming 2025 wholesale shipments are in the middle of the Company's expected range, the Company expects a reduction of more than 10% in 2025 year-end dealer inventory of new Harley-Davidson motorcycles as compared to the end of 2024. The Company expects the reduction in dealer inventory levels to be most evident in the first half of 2025 when dealer inventory is expected to be down by more than 30% at the end of the first half of 2025 compared to the end of the first half of 2024.

The Company expects HDMC operating income margin as a percent of revenue to be 7.0% to 8.0% in 2025. The Company believes operating income margin in 2025 will be favorably impacted by pricing and lower operating expenses driven by lower headcount and anticipated savings related to warranty. The Company expects these favorable impacts to be partially offset by the unfavorable impacts of lower wholesale unit volumes and the resulting impact of higher costs per unit, unfavorable foreign currency exchange rates and unfavorable changes in shipment mix driven by the introduction of new model year Cruiser motorcycles, as compared to 2024.

The Company expects LiveWire motorcycle sales of 1,000 to 1,500 units and a LiveWire operating loss of $70 million to $80 million in 2025. This range represents approximately 35% improvement in operating results from 2024 while selling between 60% and 145% more motorcycle units. In addition, in 2025 the Company expects cash used by operating activities

related to the LiveWire segment to decrease approximately $45 million or 48% compared to 2024 and cash used by investing activities related to the LiveWire segment to increase approximately $2 million or 30% compared to 2024.

The Company expects HDFS operating income to be down 10% to 15% in 2025 compared to 2024. The Company expects HDFS interest income to be impacted by lower finance receivables as wholesale finance receivables are impacted by lower dealer inventory levels, which are expected to drive wholesale finance receivables down, and lower retail finance receivables due to lower retail originations in recent years. Additionally, the Company expects HDFS to incur higher borrowing costs compared to 2024 as it refinances a portion of its debt portfolio at higher interest rates given the expected interest rate environment in 2025. The Company also expects HDFS's provision for credit losses to stabilize as consumers adapt to the macroeconomic environment and the Company's mix of retail finance receivables, which is expected to include a higher mix of prime originations compared to 2024.

The Company expects diluted earnings per share to be flat to down 5% in 2025 compared to 2024. The Company expects diluted earnings per share to be impacted by operating results from its segments as noted above, lower other non-operating income related to pension plans and LiveWire warrants, lower investment income and a higher effective income tax rate given the benefit of certain discrete tax adjustments in 2024 not expected to recur in 2025. Additionally, the Company expects diluted earnings per share in 2025 to be favorably impacted by lower weighted average shares outstanding.

In 2022, the Company set a cost productivity target to eliminate $400 million of incremental cost incurred since 2020 by 2025. The Company's efforts are focused on production efficiency, logistics network optimization and supplier cost optimization. This target originally included a positive impact from manufacturing leverage of approximately $50 million to $70 million based on an anticipated reduction in the fixed cost per motorcycle associated with increasing production volumes. Given the decrease in production volumes in 2023 and 2024, the Company adjusted the target in 2024 by removing the impact of manufacturing leverage and increasing productivity objectives in other areas to maintain the original target. Excluding the impact of manufacturing leverage, the Company achieved approximately $24 million in productivity savings in 2022 and approximately $123 million in 2023. The previously reported productivity savings, which included the impact of manufacturing leverage (whether positive or negative), were approximately $50 million and $70 million in 2022 and 2023, respectively. The Company achieved approximately $110 million of cost productivity savings in 2024, resulting in total productivity savings of $257 million since the beginning of 2022. The Company expects to achieve $100 million in productivity savings in 2025 resulting in total estimated productivity savings of $357 million by the end of 2025, below its target of $400 million. The Company expects continued efforts in 2026 will result in $100 million of productivity savings in 2026, resulting in more than $400 million in total productivity savings by the end of 2026.

The Company expects capital investments in 2025 of between $225 and $250 million. The Company plans to continue to invest in product development and capability enhancements that support The Hardwire strategy. The Company's focus remains on core product innovation, investments in manufacturing to automate and reduce costs to improve productivity as well as planned investments for LiveWire.

The Company's capital allocation priorities are to fund profitable growth through The Hardwire initiatives, to pay dividends, and to execute share repurchases on a discretionary basis. The Company plans to repurchase approximately $1 billion of shares on a discretionary basis in aggregate from the third quarter of 2024 through the end of 2026. The Company purchased $250 million shares on a discretionary basis during the third and fourth quarters of 2024 and plans to repurchase $350 million shares on a discretionary basis in 2025.

Longer term, assuming some improvement in macroeconomic conditions in 2026, the Company expects to deliver solid HDMC operating income margin improvement in 2026. Based on actions the Company took in 2024 and its expectations for 2025, the Company expects to align production, wholesale shipment and retail sales volumes in 2026. The Company expects this will allow it to deliver low double-digit HDMC operating income margin in 2026 increasing to 15% in the years following 2026, based on a combination of factors, including expected slight volume growth supported by exciting product portfolio launches every year. This is a change from the Company's previous plan to deliver a 15% HDMC operating income margin by the end of 2025 which it would sustain for the full year 2026.

Results of Operations 2024 Compared to 2023

Consolidated Results

(in thousands, except earnings per share)		2024		2023		Increase (Decrease)
Operating income - HDMC	$	277,844	$	661,151	$	(383,307)
Operating loss - LiveWire		(109,639)		(116,809)		7,170
Operating income - HDFS		248,422		234,742		13,680
Operating income		416,627		779,084		(362,457)
Other income, net		72,295		71,808		487
Investment income		58,964		46,771		12,193
Interest expense		30,748		30,787		(39)
Income before income taxes		517,138		866,876		(349,738)
Income tax provision		71,963		171,830		(99,867)
Net income		445,175		695,046		(249,871)
Less: Loss attributable to noncontrolling interests		10,182		11,540		(1,358)
Net income attributable to Harley-Davidson, Inc.	$	455,357	$	706,586	$	(251,229)
Diluted earnings per share	$	3.44	$	4.87	$	(1.43)

The Company reported lower operating income of $416.6 million in 2024 compared to $779.1 million in 2023 due to lower operating income at the HDMC segment partially offset by improved operating results at the HDFS and LiveWire segments. The HDMC segment reported operating income of $277.8 million compared to $661.2 million in 2023. Operating loss from the LiveWire segment decreased $7.2 million compared to 2023. Operating income from the HDFS segment increased $13.7 million compared to 2023. Refer to the HDMC segment, LiveWire segment and HDFS segment discussions for a more detailed analysis of the factors affecting operating results.

Other income, net in 2024 was impacted by income related to a decrease in the fair value of LiveWire's warrant liabilities in 2024 compared to an increase in 2023, partially offset by lower non-operating income related to the Company's defined benefit plans. Investment income increased in 2024 as compared to 2023 driven by higher income from cash equivalents.

The Company's effective income tax rate for 2024 was a 13.9% expense compared to a 19.8% expense for 2023. The Company's 2024 effective tax rate was favorably impacted by the mix of earnings from certain non-US jurisdictions that have a lower statutory tax rate or have beneficial tax holidays and tax benefits related to continued investment in research and development. Refer to *Note 3 of the Notes to Consolidated financial statements* for further discussion regarding the Company's effective tax rate.

Diluted earnings per share was $3.44 in 2024 compared to $4.87 in 2023 with the decrease due to lower net income partially offset by the benefit of lower weighted average shares outstanding as compared to 2023. Diluted weighted average shares outstanding decreased from 145.1 million in 2023 to 132.3 million in 2024 primarily due to repurchases of common stock.

Harley-Davidson Motorcycle Retail Sales and Registration Data

Harley-Davidson Motorcycle Retail Sales[a]

Retail unit sales of new Harley-Davidson motorcycles were as follows:

	2024	2023	Increase (Decrease)	% Change
United States	94,930	98,468	(3,538)	(3.6)%
Canada	7,093	7,422	(329)	(4.4)
North America	102,023	105,890	(3,867)	(3.7)
Europe/Middle East/Africa (EMEA)	24,082	27,005	(2,923)	(10.8)
Asia Pacific	22,213	26,953	(4,740)	(17.6)
Latin America	2,911	2,923	(12)	(0.4)
	151,229	162,771	(11,542)	(7.1)%

(a) Data source for retail sales figures shown above is new sales warranty and registration information provided by dealers and compiled by the Company. The Company must rely on information that its dealers supply concerning new retail sales, and the Company does not regularly verify the information that its dealers supply. This information is subject to revision.

Worldwide retail sales of new Harley-Davidson motorcycles decreased 7.1% during 2024 compared to 2023 driven primarily by declines in North America, Europe and Asia Pacific.

The decline in North American retail sales was driven by lower retail sales in the United States, which were negatively impacted by a continued challenging macroeconomic environment that included high interest rates adversely impacting consumer discretionary spending. Retail sales in Asia Pacific and Europe were soft also primarily due to challenging macroeconomic conditions. In Asia Pacific, the decline in retail sales was primarily due to lower sales in Japan and China, while lower retail unit sales in Europe were driven by declines in Germany and the surrounding region.

Despite the overall decline in retail sales, North America retail sales of Grand American Touring motorcycles, including Trike motorcycles, increased more than 8% in 2024 compared to 2023 as the Company introduced updated Grand American Touring motorcycles and continued to focus on its most profitable products.

Worldwide retail inventory of new motorcycles was approximately 48,000 units at the end of 2024, which is down approximately 5% from the end of 2023. Retail inventory of new motorcycles is based on dealer inventory units at the end of each period.

Motorcycle Registration Data - 601+cc[a][d]

The Company's Harley-Davidson motorcycle U.S. market share of new 601+cc motorcycle registrations for 2024 was 37.3%, down 0.6 percentage points compared to 2023 (Source: Motorcycle Industry Council). The Company's Harley-Davidson motorcycle European market share of new 601+cc motorcycle registrations for 2024 was 5.0%, up 0.2 percentage points compared to 2023 (Source: Management Services Helwig Schmitt GmbH). Refer to *Item 1. Business* for additional market share information.

Industry registration data for new motorcycles was as follows:

	2024	2023	Increase	% Change
United States[b]	253,156	256,710	(3,554)	(1.4)%
Europe[c]	516,260	473,486	42,774	9.0 %

(a) Data includes on-road models with internal combustion engines with displacements greater than 600cc's and electric motorcycles with kilowatt peak power equivalents greater than 600cc's (601+cc). On-road 601+cc models include dual purpose models, three-wheeled motorcycles and autocycles.

(b) United States industry data is derived from information provided by Motorcycle Industry Council. This third-party data is subject to revision and update.

(c) Europe data includes Austria, Belgium, Denmark, Finland, France, Germany, Italy, Luxembourg, Netherlands, Norway, Spain, Sweden, Switzerland, and the United Kingdom. Industry data is derived from information provided by Management Services Helwig Schmitt GmbH. This third-party data is subject to revision and update.

(d)   New motorcycle registrations for the industry and Harley-Davidson are provided by or derived from third-party sources. New motorcycle registrations include consumer registrations (retail registrations) and to a lesser extent manufacturer, distributor and dealer registrations (non-retail registrations), for example, to register demonstration fleets. In the later part of 2024, manufacturers (including the Company), distributors and dealers registered some motorcycles through non-retail registrations to qualify the motorcycles under the new Euro 5+ emissions standard to allow for subsequent retail sale after December 31, 2024. As a result, Harley-Davidson new motorcycle registrations for Europe in 2024 included a higher proportion of non-retail registrations in 2024 compared to 2023 and 2022. While the Company believes industry registrations for Europe in 2024 were impacted in a similar manner, it does not have access to information necessary to confirm this.

HDMC Segment

Harley-Davidson Motorcycle Unit Shipments

Wholesale motorcycle unit shipments were as follows:

	2024		2023		Unit Increase (Decrease)	Unit % Change
	Units	Mix %	Units	Mix %		
Motorcycle Units:						
United States	94,075	63.2 %	113,867	63.3 %	(19,792)	(17.4)%
International	54,787	36.8 %	66,117	36.7 %	(11,330)	(17.1)
	148,862	100.0 %	179,984	100.0 %	(31,122)	(17.3)%
Motorcycle Units:						
Grand American Touring[a]	85,757	57.6 %	92,683	51.6 %	(6,926)	(7.5)%
Cruiser	46,235	31.1 %	63,945	35.5 %	(17,710)	(27.7)
Sport and Lightweight	12,335	8.3 %	18,228	10.1 %	(5,893)	(32.3)
Adventure Touring	4,535	3.0 %	5,128	2.8 %	(593)	(11.6)
	148,862	100.0 %	179,984	100.0 %	(31,122)	(17.3)%

(a)   Includes Trike

HDMC shipped 148,862 motorcycles worldwide during 2024, which was 17.3% lower than during 2023. The reduction in shipments was consistent with the Company's plan for 2024, which included aligning wholesale and retail sales as dealers and the Company acted to adjust dealer inventory levels for the current retail environment.

The motorcycles shipped during 2024 compared to 2023 included a higher mix of Grand American Touring motorcycles as a percent of total shipments to improve availability of models most desired by customers following the introduction of all-new Grand American Touring motorcycles.

Segment Results

Condensed statements of operations for the HDMC segment were as follows (in thousands):

	2024	2023	Increase (Decrease)	% Change
Revenue:				
Motorcycles	$ 3,137,331	$ 3,798,977	$ (661,646)	(17.4)%
Parts and accessories	651,964	698,095	(46,131)	(6.6)
Apparel	237,270	244,333	(7,063)	(2.9)
Licensing	22,748	28,599	(5,851)	(20.5)
Other	72,593	74,590	(1,997)	(2.7)
	4,121,906	4,844,594	(722,688)	(14.9)
Cost of goods sold	2,967,068	3,278,052	(310,984)	(9.5)
Gross profit	1,154,838	1,566,542	(411,704)	(26.3)
Operating expenses	876,994	905,391	(28,397)	(3.1)%
Operating income	$ 277,844	$ 661,151	$ (383,307)	(58.0)%
Operating margin	6.7 %	13.6 %	(6.9) pts.	

The estimated impacts of the significant factors affecting the changes in revenue, cost of goods sold and gross profit from 2023 to 2024 were as follows (in millions):

	Revenue	Cost of Goods Sold	Gross Profit
2023	$ 4,844.6	$ 3,278.1	$ 1,566.5
Volume	(736.5)	(495.7)	(240.8)
Price	(33.1)	—	(33.1)
Foreign currency exchange rates and hedging	(17.5)	(0.8)	(16.7)
Shipment mix	64.4	73.4	(9.0)
Raw material prices	—	(14.4)	14.4
Manufacturing and other costs	—	126.5	(126.5)
	(722.7)	(311.0)	(411.7)
2024	$ 4,121.9	$ 2,967.1	$ 1,154.8

The following factors affected the changes in net revenue, cost of goods sold and gross profit from 2023 to 2024:

- The decrease in volume was primarily due to lower wholesale motorcycle shipments.
- Revenue was adversely impacted by the elimination of the pricing surcharge late in 2023 and a fine-tuned pricing strategy for 2024 partially offset by higher promotional costs in the fourth quarter of 2023 that did not recur in 2024.
- Revenue and gross profit were negatively impacted by weaker foreign currency exchange rates relative to the U.S. dollar as well as less favorable net foreign currency impacts associated with balance sheet remeasurements recorded in cost of goods sold.
- Changes in the shipment mix of motorcycles had a favorable impact on revenue due primarily to a shift away from Cruiser models to higher priced Grand American Touring models during 2024 compared to 2023. The impact of shipment mix on gross profit was adversely impacted by incremental costs primarily within the Grand American Touring motorcycle family related to new product features and upgrades included on the Company's model year 2024 motorcycles. Shipment mix was also negatively impacted by unfavorable changes in mix within apparel and licensing.
- Raw material costs were lower than in the prior year.
- Manufacturing and other costs were negatively impacted by unfavorable manufacturing leverage related to higher fixed costs per unit resulting from lower production volumes, continued moderate inflation and payment of a ratification bonus related to new collective bargaining agreements with hourly employees in Wisconsin. These negative impacts were partially offset by supply-chain productivity gains.

Operating expenses were lower in 2024 compared to 2023 due to lower people costs, including the cost of compensation and benefits, and decreases in other discretionary spending as the Company continued to focus on cost discipline and increased productivity.

LiveWire Segment

Segment Results

Condensed statements of operations for the LiveWire segment were as follows (in thousands, except unit shipments):

	2024	2023	(Decrease) Increase	% Change
Revenue	26,358	38,298	(11,940)	(31.2)
Cost of goods sold	38,872	44,254	(5,382)	(12.2)
Gross profit	(12,514)	(5,956)	(6,558)	110.1
Selling, administrative and engineering expense	97,125	110,853	(13,728)	(12.4)
Operating loss	$ (109,639)	$ (116,809)	$ 7,170	(6.1)%
LiveWire motorcycle unit shipments	612	660	(48)	(7.3)%

During 2024, revenue decreased by $11.9 million, or 31.2%, compared to 2023. The decrease was primarily due to lower volumes of electric balance bikes and electric motorcycles as well as a lower average prices on electric motorcycles. Cost of

sales decreased by $5.4 million, or 12.2%, during 2024 compared to 2023 on lower volumes of electric balance bikes and electric motorcycles.

During 2024, selling, administrative and engineering expense decreased $13.7 million, or 12.4%, compared to 2023 largely as a result of lower product development costs and cost reduction initiatives.

HDFS Segment

Segment Results

Condensed statements of operations for the HDFS segment were as follows (in thousands):

	2024	2023	(Decrease) Increase	% Change
HDFS revenue:				
Interest income	$ 890,836	$ 802,078	$ 88,758	11.1 %
Other income	147,702	151,508	(3,806)	(2.5)
	1,038,538	953,586	84,952	8.9
HDFS expenses:				
Interest expense	371,766	332,380	39,386	11.8
Provision for credit losses	247,225	227,158	20,067	8.8
Operating expenses	171,125	159,306	11,819	7.4
	790,116	718,844	71,272	9.9
Operating income	$ 248,422	$ 234,742	$ 13,680	5.8 %

Interest income was higher in 2024 compared to 2023, primarily due to higher average outstanding finance receivables at a higher average yield. Other income decreased largely due to lower licensing revenue partially offset by higher insurance-related income. Interest expense increased due to higher average interest rates on higher outstanding debt and deposits.

The provision for credit losses increased $20.1 million compared to 2023 due to higher actual retail and wholesale credit losses partially offset by a favorable change in the allowance for credit losses. The favorable change in the allowance for credit losses was largely due to a decrease in retail receivables, partially offset by a larger increase in the wholesale reserve on increased portfolio risk, as compared to 2023. The allowance for credit losses considers current economic conditions and the Company's outlook on future conditions. At the end of 2024, the Company's outlook on economic conditions and its probability weighting of its economic forecast scenarios was weighted toward more pessimistic scenarios given continued challenging macro-economic conditions, including a persistently high interest rate environment and muted consumer confidence. The Company's expectations surrounding its economic forecasts may change in future periods as additional information becomes available.

Annual retail credit losses on the Company's retail motorcycle loans were 3.31% during 2024 compared to 3.00% in 2023. The 30-day delinquency rate for retail motorcycle loans at December 31, 2024 increased to 5.34% from 5.09% at December 31, 2023. The unfavorable retail credit loss and delinquency performance were driven by several factors connected to the macro-economic environment and the related customer and industry dynamics, including the impact of higher motorcycle payments and general inflationary pressures on retail customers. Additionally, the Company continues to experience downward pressure on recovery values at auction. Wholesale credit losses were $1.5 million higher than 2023 driven by the charge-off of finance receivables related to two troubled dealers.

Operating expenses were higher in 2024 compared to 2023 due in part to increased repossession costs, insurance-related expenses, and foreign currency losses, partially offset by lower employee-related costs.

Changes in the allowance for credit losses on finance receivables were as follows (in thousands):

	2024	2023
Balance, beginning of period	$ 381,966	$ 358,711
Provision for credit losses	247,225	227,158
Charge-offs, net of recoveries	(228,008)	(203,903)
Balance, end of period	$ 401,183	$ 381,966

At December 31, 2024, the allowance for credit losses on finance receivables was $378.4 million for retail receivables and $22.8 million for wholesale receivables. At December 31, 2023, the allowance for credit losses on finance receivables was $367.0 million for retail receivables and $14.9 million for wholesale receivables.

Refer to *Note 6 of the Notes to Consolidated financial statements* for further discussion regarding the Company's allowance for credit losses on finance receivables.

Results of Operations 2023 Compared to 2022

Consolidated Results

(in thousands, except earnings per share)	2023	2022	Increase (Decrease)
Operating income - HDMC	$ 661,151	$ 677,087	$ (15,936)
Operating loss - LiveWire	(116,809)	(85,315)	(31,494)
Operating income - HDFS	234,742	317,506	(82,764)
Operating income	779,084	909,278	(130,194)
Other income, net	71,808	48,652	23,156
Investment income	46,771	4,538	42,233
Interest expense	30,787	31,235	(448)
Income before income taxes	866,876	931,233	(64,357)
Income tax provision	171,830	192,019	(20,189)
Net income	695,046	739,214	(44,168)
Less: Loss attributable to noncontrolling interests	11,540	2,194	9,346
Net income attributable to Harley-Davidson, Inc.	$ 706,586	$ 741,408	$ (34,822)
Diluted earnings per share	$ 4.87	$ 4.96	$ (0.09)

The Company reported operating income of $779.1 million in 2023 compared to $909.3 million in 2022. The HDMC segment reported operating income of $661.2 million compared to $677.1 million in 2022. Operating loss from the LiveWire segment increased $31.5 million compared to 2022. Operating income from the HDFS segment decreased $82.8 million compared to 2022. Refer to the HDMC Segment, LiveWire Segment and HDFS Segment discussions for a more detailed analysis of the factors affecting operating results.

Other income, net in 2023 was impacted by higher non-operating income related to the Company's defined benefit plans, partially offset by a loss related to an increase in the fair value of LiveWire's warrants. Investment income increased in 2023 as compared to 2022 driven by higher income from cash equivalents and investments in marketable securities.

The Company's effective income tax rate for 2023 was a 19.8% expense compared to a 20.6% expense for 2022. The Company's 2023 effective tax rate was favorably impacted by discrete income tax benefits recorded during the year. Refer to *Note 3 of the Notes to Consolidated financial statements* for further discussion regarding the Company's effective tax rate.

Diluted earnings per share was $4.87 in 2023 compared to $4.96 in 2022. Diluted weighted average shares outstanding decreased from 149.4 million in 2022 to 145.1 million in 2023 primarily due to repurchases of common stock, which benefited diluted earnings per share.

Harley-Davidson Motorcycle Retail Sales and Registration Data

Harley-Davidson Motorcycle Retail Sales[a]

Retail unit sales of new Harley-Davidson motorcycles were as follows:

	2023	2022	Increase (Decrease)	% Change
United States	98,468	109,190	(10,722)	(9.8)%
Canada	7,422	7,924	(502)	(6.3)
North America	105,890	117,114	(11,224)	(9.6)
Europe/Middle East/Africa (EMEA)	27,005	30,510	(3,505)	(11.5)
Asia Pacific	26,953	27,905	(952)	(3.4)
Latin America	2,923	2,922	1	—
	162,771	178,451	(15,680)	(8.8)%

(a) Data source for retail sales figures shown above is new sales warranty and registration information provided by dealers and compiled by the Company. The Company must rely on information that its dealers supply concerning new retail sales, and the Company does not regularly verify the information that its dealers supply. This information is subject to revision.

Worldwide retail sales of new motorcycles decreased 8.8% during 2023 compared to 2022 driven primarily by a decline in North America.

North America retail sales were adversely impacted by macro-economic conditions and changes in product as the Company focused on more profitable models. During 2023, the Company believes high interest rates continued to impact consumer discretionary purchases. Additionally, retail sales were impacted by the discontinuation of legacy Sportster models at the end of 2022 as the Company shifted to the more profitable Sport models in 2023. The decline in EMEA was primarily driven by challenging economic conditions and a planned unit mix shift towards more profitable core motorcycle models. In Asia Pacific, retail sales growth was strong in the first half of the year, but slowed in the second half of the year, with modest annual growth in Japan offset by a decline in Australia and South Korea.

Worldwide retail inventory of new motorcycles was up approximately 55% at the end of the fourth quarter of 2023 compared to the end of the fourth quarter of 2022, but remained nearly 15% lower than levels experienced at the end of the fourth quarter of 2019. Changes in retail inventory of new motorcycles are calculated based on units at the end of each quarter.

The Company's Harley-Davidson motorcycle U.S. market share of new 601+cc motorcycles for 2023 was 37.9%, down 3.3 percentage points compared to 2022 (Source: Motorcycle Industry Council). The Company's Harley-Davidson motorcycle European market share of new 601+cc motorcycles for 2023 was 4.8%, down 1.3 percentage points compared to 2022 (Source: Management Services Helwig Schmitt GmbH).

Motorcycle Registration Data - 601+cc[a]

Industry registration data for new motorcycles was as follows:

	2023	2022	Increase	% Change
United States[b]	256,710	264,367	(7,657)	(2.9)%
Europe[c]	473,486	406,145	67,341	16.6 %

(a) Data includes on-road models with internal combustion engines with displacements greater than 600cc's and electric motorcycles with kilowatt peak power equivalents greater than 600cc's (601+cc). On-road 601+cc models include dual purpose models, three-wheeled motorcycles and autocycles.
(b) United States industry data is derived from information provided by Motorcycle Industry Council. This third-party data is subject to revision and update.
(c) Europe data includes Austria, Belgium, Denmark, Finland, France, Germany, Italy, Luxembourg, Netherlands, Norway, Spain, Sweden, Switzerland, and the United Kingdom. Industry data is derived from information provided by Management Services Helwig Schmitt GmbH. This third-party data is subject to revision and update.

HDMC Segment

Harley-Davidson Motorcycle Unit Shipments

Wholesale motorcycle unit shipments were as follows:

	2023		2022		Unit Increase (Decrease)	Unit % Change
	Units	Mix %	Units	Mix %		
Motorcycle Units:						
United States	113,867	63.3 %	118,836	61.4 %	(4,969)	(4.2)%
International	66,117	36.7 %	74,691	38.6 %	(8,574)	(11.5)
	179,984	100.0 %	193,527	100.0 %	(13,543)	(7.0)%
Motorcycle Units:						
Grand American Touring[a]	92,683	51.6 %	89,849	46.4 %	2,834	3.2 %
Cruiser	63,945	35.5 %	59,010	30.5 %	4,935	8.4
Sport and Lightweight	18,228	10.1 %	33,894	17.5 %	(15,666)	(46.2)
Adventure Touring	5,128	2.8 %	10,774	5.6 %	(5,646)	(52.4)
	179,984	100.0 %	193,527	100.0 %	(13,543)	(7.0)%

(a) Includes CVO™ and Trike

HDMC shipped 179,984 motorcycles worldwide during 2023, which was 7.0% lower than during 2022 and in line with the decrease in retail sales during 2023. HDMC's shipments during 2023 were adversely impacted by market conditions and the discontinuation of legacy Sportster models in North America at the end of 2022 as the Company shifted to more profitable Sport models in 2023.

The motorcycles shipped during 2023 compared to 2022 included a higher mix of Grand American Touring and Cruiser motorcycles as a percent of total shipments and a lower mix of Sport and Lightweight and Adventure Touring motorcycles reflecting the Company's focus on more profitable models. A limited number of select model year 2024 motorcycles, representing approximately 2% of total 2023 shipments, were shipped in late 2023 to better position Harley-Davidson dealers for the launch of the new 2024 model year motorcycles.

Segment Results

Condensed statements of operations for the HDMC segment were as follows (in thousands):

	2023	2022	Increase (Decrease)	% Change
Revenue:				
Motorcycles	$ 3,798,977	$ 3,787,484	$ 11,493	0.3 %
Parts and accessories	698,095	$ 731,645	(33,550)	(4.6)
Apparel	244,333	$ 271,107	(26,774)	(9.9)
Licensing	28,599	$ 39,423	(10,824)	(27.5)
Other	74,590	$ 58,013	16,577	28.6
	4,844,594	$ 4,887,672	(43,078)	(0.9)
Cost of goods sold	3,278,052	$ 3,359,799	(81,747)	(2.4)
Gross profit	1,566,542	$ 1,527,873	38,669	2.5
Operating expenses	905,391	$ 850,786	54,605	6.4 %
Operating income (loss)	$ 661,151	$ 677,087	$ (15,936)	(2.4)%
Operating margin	13.6 %	13.9 %	(0.3) pts.	

The estimated impacts of the significant factors affecting the change in revenue, cost of goods sold and gross profit from 2022 to 2023 were as follows (in millions):

	Revenue	Cost of Goods Sold	Gross Profit
2022	$ 4,887.7	$ 3,359.8	$ 1,527.9
Volume	(364.0)	(232.8)	(131.2)
Price	139.0	—	139.0
Foreign currency exchange rates and hedging	(26.7)	27.3	(54.0)
Shipment mix	208.6	75.6	133.0
Raw material prices	—	(38.2)	38.2
Manufacturing and other costs	—	86.4	(86.4)
	(43.1)	(81.7)	38.6
2023	$ 4,844.6	$ 3,278.1	$ 1,566.5

The following factors affected the change in net revenue, cost of goods sold and gross profit from 2022 to 2023:

- The decrease in volume was primarily due to lower wholesale motorcycle shipments.
- Revenue benefited from higher prices on new model year 2023 motorcycles partially offset by higher promotional costs in the fourth quarter of 2023. A portion of these promotional costs involved promotions that will continue into calendar year 2024 to promote the sale of model year 2023 carryover inventory at dealers.
- Revenue and gross profit were negatively impacted by weaker foreign currency exchange rates relative to the U.S. dollar as well as less favorable net foreign currency impacts associated with hedging and balance sheet remeasurements recorded in cost of goods sold.
- Changes in the shipment mix had a favorable impact on gross profit.
- Raw material costs benefited from a decline in prices, primarily related to metals.
- Manufacturing and other costs were negatively impacted by continued moderate inflation, higher costs associated with producing fewer units than in 2022 and supply challenges, partially offset by productivity savings, including a reduced reliance on expedited modes of freight.

Operating expenses were higher in 2023 compared to 2022 as the Company continued to execute Hardware strategic priorities and included higher spending related to marketing and advertising and employee-related costs.

LiveWire Segment

Segment Results

Condensed statements of operations for the LiveWire segment were as follows (in thousands, except unit shipments):

	2023	2022	(Decrease) Increase	% Change
Revenue	38,298	46,833	(8,535)	(18.2)
Cost of goods sold	44,254	43,929	325	0.7
Gross profit	(5,956)	2,904	(8,860)	(305.1)
Selling, administrative and engineering expense	110,853	88,219	22,634	25.7
Operating loss	(116,809)	(85,315)	$ (31,494)	36.9 %
LiveWire motorcycle unit shipments	660	597	63	10.6 %

During 2023, revenue decreased by $8.5 million, or 18.2%, compared to 2022. The decrease was primarily due to lower volumes of electric balance bikes and lower average prices on electric motorcycles, partially offset by higher volumes of electric motorcycles. Cost of sales increased by $0.3 million, or 0.7%, during 2023 compared to 2022 on higher volumes of electric motorcycles.

During 2023, selling, administrative and engineering expense increased $22.6 million, or 25.7%, compared to 2022 driven by higher product development costs as well as higher costs associated with standing up the new organization.

HDFS Segment

Segment Results

Condensed statements of operations for the HDFS segment were as follows (in thousands):

	2023	2022	(Decrease) Increase	% Change
HDFS revenue:				
Interest income	$ 802,078	$ 693,615	$ 108,463	15.6 %
Other income	151,508	127,010	24,498	19.3
	953,586	820,625	132,961	16.2
HDFS expenses:				
Interest expense	332,380	217,653	114,727	52.7
Provision for credit losses	227,158	145,133	82,025	56.5
Operating expenses	159,306	140,333	18,973	13.5
	718,844	503,119	215,725	42.9
Operating income	$ 234,742	$ 317,506	$ (82,764)	(26.1)%

Interest income was higher in 2023 compared to 2022, primarily due to higher average outstanding finance receivables at a higher average yield. Other income increased largely driven by higher investment and licensing income, partially offset by unfavorable insurance revenue. Interest expense increased due to higher average outstanding debt at higher average interest rates.

The provision for credit losses increased $82.0 million compared to 2022 on higher actual retail credit losses and an increase in the allowance for credit losses. The allowance for credit losses increased on a higher reserve rate resulting from unfavorable loss performance and the Company's outlook on economic conditions, partially offset by lower receivables growth. The Company's probability weighting of its economic forecast scenarios was weighted towards a near-term recession given continued challenging macro-economic conditions including a persistently high interest rate environment, ongoing elevated inflation levels and muted consumer confidence. The Company's expectations surrounding its economic forecasts may change in future periods as additional information becomes available.

Annual losses on the Company's retail motorcycle loans were 3.00% during 2023 compared to 1.88% in 2022. The 30-day delinquency rate for retail motorcycle loans at December 31, 2023 increased to 5.09% from 4.50% at December 31, 2022. The unfavorable retail credit loss and delinquency performance were driven by several factors connected to the macro-economic environment and the related customer and industry dynamics, including the impact of higher motorcycle payments and general inflationary pressures on customers. Additionally, the Company continued to experience downward pressure on recovery values at auction.

Operating expenses were higher in 2023 compared to 2022 due in part to higher employee-related and repossession costs combined with a loss resulting from a change in value of a securitization interest rate cap derivative.

Changes in the allowance for credit losses on finance receivables were as follows (in thousands):

	2023	2022
Balance, beginning of period	$ 358,711	$ 339,379
Provision for credit losses	227,158	145,133
Charge-offs, net of recoveries	(203,903)	(125,801)
Balance, end of period	$ 381,966	$ 358,711

At December 31, 2023, the allowance for credit losses on finance receivables was $367.0 million for retail receivables and $14.9 million for wholesale receivables. At December 31, 2022, the allowance for credit losses on finance receivables was $345.3 million for retail receivables and $13.4 million for wholesale receivables.

Refer to *Note 6 of the Notes to Consolidated financial statements* for further discussion regarding the Company's allowance for credit losses on finance receivables.

Other Matters

New Accounting Standards Issued But Not Yet Adopted

Refer to *Note 1 of the Notes to Consolidated financial statements* for a discussion of new accounting standards that will become effective for the Company in the future.

Critical Accounting Estimates

The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are the critical judgment areas in the application of accounting policies that currently affect the Company's financial condition and results of operations. Management has discussed the development and selection of these critical accounting estimates with the Audit and Finance Committee of the Company's Board of Directors.

Allowance for Credit Losses on Retail Finance Receivables – The allowance for credit losses on retail finance receivables represents the Company's estimate of lifetime losses for its retail finance receivables.

The retail portfolio primarily consists of a large number of small balance, homogeneous finance receivables. The Company performs a collective evaluation of the adequacy of the retail allowance for credit losses. The Company utilizes a vintage-based loss forecast methodology that includes decompositions for probability of default, exposure at default, attrition rate, and recovery balance rate. Reasonable and supportable economic forecasts for a two-year period are incorporated into the methodology to reflect the estimated impact of changes in future economic conditions, such as unemployment rates, household obligations or other relevant factors, over the two-year reasonable and supportable period. For periods beyond the Company's reasonable and supportable forecasts, the Company reverts to its average historical loss experience using a mean-reversion process over a three-year period. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, or term as well as other relevant factors.

Refer to *Note 6 of the Notes to Consolidated financial statements* for further discussion regarding the Company's allowance for credit losses on finance receivables.

Product Recalls – The estimated costs associated with voluntary recalls are recorded when the liability is both probable and estimable. The accrued cost of a recall is based on an estimate of the cost to repair each affected motorcycle and the number of motorcycles expected to be repaired based on historical data concerning the percentage of affected customers that take advantage of recall offers. As actual experience becomes available it is used to update the accruals.

The factors affecting actual recall costs can be volatile. As a result, actual recall costs may differ from estimates, which could lead to material changes in the Company's accrued recall costs. The Company's recall liabilities are discussed further in *Note 13 of the Notes to Consolidated financial statements*.

Pensions and Other Postretirement Healthcare Benefits – The Company has a defined benefit pension plan and postretirement healthcare benefit plans, which cover certain eligible employees and retirees. The Company also has unfunded supplemental employee retirement plan agreements (SERPA) with certain employees.

U.S. Generally Accepted Accounting Principles (GAAP) requires that companies recognize in their consolidated balance sheets a liability for defined benefit pension and postretirement plans that are underfunded or an asset for defined benefit pension and postretirement benefit plans that are overfunded.

Pension, SERPA and postretirement healthcare obligations and costs are calculated through actuarial valuations. The valuation of benefit obligations and net periodic benefit costs relies on key assumptions including discount rates, mortality, long-term expected return on plan assets, future compensation and healthcare cost trend rates.

The Company determines its discount rate assumptions by referencing high-quality long-term bond rates that are matched to the duration of its benefit obligations. Based on this analysis, the Company increased the weighted-average discount rate for pension and SERPA obligations from 5.31% as of December 31, 2023 to 5.65% as of December 31, 2024. The Company increased the weighted-average discount rate for postretirement healthcare obligations from 5.36% as of December 31, 2023 to 5.63% as of December 31, 2024. The Company determines its healthcare trend assumption for the postretirement healthcare obligation by considering factors such as estimated healthcare inflation, the utilization of healthcare benefits and changes in the health of plan participants. Based on the Company's assessment of this data as of December 31, 2024, the Company set its healthcare cost trend rate for the upcoming year at 6.89% as of December 31, 2024. The Company expects the healthcare cost trend rate to reach its ultimate rate of 5.00% by 2033.[1] These assumption changes were reflected immediately in the benefit obligation and will be amortized into net periodic benefit costs over future periods.

Plan assets are measured at fair value and are subject to market volatility. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted to reflect the current view of the long-term investment market.

Changes in the funded status of defined benefit pension and postretirement benefit plans resulting from the difference between assumptions and actual results are initially recognized in other comprehensive income and amortized to expense or income over future periods. Sensitivity to changes in major assumptions used in the pension and postretirement healthcare obligations and costs was as follows (in thousands):

	Amounts based on current assumptions	Impact of a 1% decrease in the discount rate	Impact of a 1% increase in the healthcare cost trend rate	Impact of a 1% decrease in the expected return on assets
2024 Net periodic benefit cost (income):				
Pension and SERPA	$ (47,297)	$ (771)	n/a	$ 21,390
Postretirement healthcare	$ (8,433)	$ 58	$ 635	$ 2,374
2024 Benefit obligations:				
Pension and SERPA	$ 1,506,747	$ 166,071	n/a	n/a
Postretirement healthcare	$ 191,747	$ 14,424	$ 4,720	n/a

The impact of a 1% decrease in the discount rate on net periodic benefit income includes a favorable impact on interest cost, an unfavorable impact on service cost and an unfavorable impact on the amortization of unrecognized net actuarial losses. The amounts based on current assumptions above exclude the impact of settlements and curtailments. This information should not be viewed as predictive of future amounts. The calculations of pension, SERPA and postretirement healthcare obligations and costs are based on many factors in addition to those discussed here. This information should be considered in combination with the information provided in *Note 14 of the Notes to Consolidated financial statements*.

Income Taxes – The Company accounts for income taxes in accordance with *Accounting Standards Codification Topic 740, Income Taxes* (Topic 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company reviews its deferred income tax asset valuation allowances on a quarterly basis or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred income tax asset is considered, along with any positive or negative evidence including tax law changes. Since future financial results and tax law may differ from previous estimates, periodic adjustments to the Company's valuation allowances may be necessary.

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. These tax laws and regulations are complex and significant judgment is required in determining the Company's worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

In the ordinary course of the Company's business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of Topic 740. An unrecognized tax benefit represents the difference between the recognition of benefits related to items for income tax reporting purposes and financial reporting purposes. The unrecognized tax benefit is included within *Other long-term liabilities* on the *Consolidated balance sheets*. The Company has a liability for interest and penalties on exposure items, if applicable, which is recorded as a component of the overall income tax provision. The Company is regularly audited by tax authorities as a normal course of business. Although the outcome of tax audits is always uncertain, the Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts

sufficient to pay any assessments[1]. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

Refer to *Note 3 of the Notes to Consolidated financial statements* for further discussion regarding the Company's income taxes.

Commitments and Contingencies

The Company is subject to lawsuits and other claims related to product, commercial, employee, environmental and other matters. In determining costs to accrue related to these items, the Company carefully analyzes cases and considers the likelihood of adverse judgments or outcomes, as well as the potential range of possible loss. Any amounts accrued for these matters are monitored on an ongoing basis and are updated based on new developments or new information as it becomes available for each matter. Refer to *Note 15 of the Notes to Consolidated financial statements* for a discussion of the Company's commitments and contingencies.

Liquidity and Capital Resources

The Company's strategy is to maintain a minimum of twelve months of its projected liquidity needs through a combination of cash and cash equivalents and availability under its credit facilities. The Company believes its current cash, cash equivalents and availability under its credit facilities are sufficient to meet its liquidity requirements, consistent with this strategy.

The Company expects to fund its on-going operations (excluding the origination of finance receivables) and its capital allocation priorities including capital expenditures, dividends and discretionary share repurchases primarily with cash flows from operating activities and cash and cash equivalents on hand.[1] The Company expects to fund the origination of finance receivables primarily with unsecured debt, unsecured commercial paper, asset-backed commercial paper conduit facilities, committed unsecured bank facilities, asset-backed securitizations and brokered certificates of deposit.[1]

The Company's cash and cash equivalents and availability under its credit and conduit facilities at December 31, 2024 were as follows (in thousands):

Cash and cash equivalents[a]	$	1,589,608
U.S. commercial paper conduit facility:		
Committed asset-backed U.S. commercial paper conduit facility[b]		1,500,000
Borrowings against committed facility		(431,846)
Net asset-backed U.S. commercial paper conduit committed facility availability		1,068,154
Availability under credit and conduit facilities:		
Credit facilities		1,420,000
Commercial paper outstanding		(640,204)
Net credit facility availability		779,796
	$	3,437,558

(a)   Includes $64.4 million of cash and cash equivalents held by LiveWire Group, Inc.
(b)   Includes facilities expiring in the next 12 months which the Company expects to renew prior to expiration.[1]

To access the debt capital markets, the Company relies on credit rating agencies to assign short-term and long-term credit ratings. Generally, lower credit ratings result in higher borrowing costs and reduced access to debt capital markets. A credit rating agency may change or withdraw the Company's ratings based on its assessment of the Company's current and future ability to meet interest and principal repayment obligations. The Company's short-term debt ratings affect its ability to issue unsecured commercial paper. The Company's short- and long-term debt ratings as of December 31, 2024 were as follows:

	Short-Term	Long-Term	Outlook
Moody's	P3	Baa3	Stable
Standard & Poor's	A3	BBB-	Stable
Fitch	F2	BBB+	Stable

The Company recognizes that it must continue to monitor and adjust its business to changes in the lending environment. The Company intends to continue with a diversified funding profile through a combination of short-term and long-term funding vehicles and to pursue a variety of sources to obtain cost-effective funding.[1] The HDFS segment results could be negatively affected by higher costs of funding and increased difficulty of raising, or potential unsuccessful efforts to raise, funding in the short-term and long-term capital markets.[1] These negative consequences could in turn adversely affect the Company's business and results of operations in various ways, including through higher costs of capital, reduced funds available through HDFS to provide loans to dealers and their retail customers, and dilution to existing shareholders through the use of alternative sources of capital.

Cash Flow Activity

Cash flow activities for the years ended December 31, were as follows (in thousands):

	2024	2023
Net cash provided by operating activities	$ 1,063,833	$ 754,887
Net cash used by investing activities	(383,330)	(512,304)
Net cash used by financing activities	(572,315)	(174,646)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(16,145)	1,697
Net decrease in cash, cash equivalents and restricted cash	$ 92,043	$ 69,634

Operating Activities

The increase in operating cash flow in 2024 compared to 2023 was primarily due to cash inflows related to the net change in wholesale finance receivables in 2024 compared to net cash outflows in 2023 as well as favorable changes in working capital driven by the reduction in inventory during 2024, partially offset by lower net income in 2024 compared to 2023.

Changes in wholesale finance receivables were driven by an increase in wholesale finance receivables from the end of 2022 to the end of 2023 as compared to a decrease in wholesale finance receivables from the end of 2023 to the end of 2024. The increase in wholesale receivables during 2023 was driven by shipments in late 2023 and the rate of dealer inventory turnover during 2023. The decrease in wholesale receivables during 2024 was driven by lower wholesale shipments compared to the prior year.

Changes in working capital were driven by a reduction in inventory from the end of 2023 to the end of 2024. The Company focused on reducing its inventory levels to align with expected demand.

The Company's ongoing operating cash requirements include those related to existing contractual commitments which it expects to fund with cash inflows from operating activities. The Company's purchase orders for inventory used in manufacturing generally do not become firm commitments until 90 days prior to expected delivery. The Company's material contractual operating cash commitments at December 31, 2024 relate to leases, retirement plan obligations and income taxes. The Company's long-term lease obligations and future payments are discussed further in *Note 9 of the Notes to Consolidated financial statements.* The Company's expected future contributions and benefit payments related to its defined benefit retirement plans are discussed further in *Note 14 of the Notes to Consolidated financial statements*. As described in *Note 3 of the Notes to Consolidated financial statements*, the Company has a liability for unrecognized tax benefits of $16.2 million and related accrued interest and penalties of $7.1 million as of December 31, 2024. The Company cannot reasonably estimate the period of cash settlement for either the liability for unrecognized tax benefits or accrued interest and penalties. The Company continues to expect that it will fund its ongoing operating cash requirements related to the origination of finance receivables with the issuance of debt.

Investing Activities

The Company's most significant investing activities consist of capital expenditures and retail finance receivable originations and collections. Capital expenditures were $196.6 million and $207.4 million during 2024 and 2023, respectively. The Company's 2024 plan includes estimated capital investments between $225 to $250 million, all of which the Company expects to fund with net cash flow generated by operations.[1]

Net cash outflows for finance receivables in 2024, which consisted primarily of retail finance receivables, were $103.8 million lower than in 2023 primarily due to lower retail finance receivable originations, partially offset by lower collections of finance receivables, during 2024. The Company funds its finance receivables net lending activity through the issuance of debt and brokered certificates of deposit as discussed in the Financing Activities section.

Financing Activities

The Company's financing activities consist primarily of dividend payments, share repurchases, deposits and debt activities.

The Company paid dividends of $0.69 per share totaling $91.2 million during 2024 and $0.66 per share totaling $96.3 million during 2023.

Cash outflows for shares repurchased on a discretionary basis were $450.0 million in 2024 and $350.0 million in 2023. Share repurchases of common stock that employees surrendered to satisfy withholding taxes in connection with the vesting of restricted stock units and performance shares were $9.8 million or 0.3 million shares and $14.0 million or 0.3 million shares during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, there were 21.5 million shares remaining on a board-approved share repurchase authorization.

On September 26, 2022, the Company's electric motorcycle subsidiary completed a merger with AEA-Bridges Impact Corp. (ABIC), a special purpose acquisition company, to create a new publicly traded company, LiveWire Group, Inc. LiveWire Group, Inc. received net proceeds of approximately $294 million, including a $180 million investment from the Company, net of transaction expenses, a $100 million investment from an independent investor, and a $14 million investment from ABIC.

Financing cash flows related to debt and brokered certificates of deposit activities resulted in net cash outflows of $21.3 million and inflows of $283.7 million in 2024 and 2023, respectively. The Company's total outstanding debt and liability for brokered certificates of deposit consisted of the following as of December 31 (in thousands):

	2024	2023
Outstanding debt:		
Unsecured commercial paper	$ 640,204	$ 878,935
Asset-backed Canadian commercial paper conduit facility	77,381	70,742
Asset-backed U.S. commercial paper conduit facility	431,846	233,258
Asset-backed securitization debt, net	1,950,138	1,877,368
Medium-term notes, net	3,114,013	3,319,138
Senior notes, net	746,800	746,079
	$ 6,960,382	$ 7,125,520
Deposits, net	$ 550,586	$ 447,782

Refer to *Note 10 of the Notes to Consolidated financial statements* for a summary of future principal payments on the Company's debt obligations. Refer to *Note 5 of the Notes to Consolidated financial statements* for a summary of future maturities on the Company's certificates of deposit.

Deposits – HDFS offers brokered certificates of deposit to customers indirectly through contractual arrangements with third-party banks and/or securities brokerage firms through its bank subsidiary. The Company had $550.6 million and $447.8 million, net of fees, of interest-bearing brokered certificates of deposit outstanding as of December 31, 2024 and 2023, respectively. The deposits are classified as short- and long-term liabilities based upon the term of each brokered certificate of deposit issued. Each separate brokered certificate of deposit is issued under a master certificate, and as such, all outstanding brokered certificates of deposit are considered below the Federal Deposit Insurance Corporation insurance coverage limits.

Credit Facilities – In April 2024, the Company extended its existing $710.0 million five-year credit facility that was due to mature in April 2025 so that it now matures in April 2029 and amended the language of its existing $710.0 million five-year credit facility that matures in April 2027 so that it conforms in all respects to the April 2029 credit facility other than maturity date. The five-year credit facilities (together, the Global Credit Facilities) bear interest at variable rates, which may be adjusted upward or downward depending on certain criteria, such as credit ratings. The Global Credit Facilities also require the Company to pay a fee based on the average daily unused portion of the aggregate commitments. The Global Credit Facilities are committed facilities primarily used to support the Company's unsecured commercial paper program.

Unsecured Commercial Paper – Subject to limitations, the Company could issue unsecured commercial paper of up to $1.42 billion as of December 31, 2024 supported by the Global Credit Facilities, as discussed above. Outstanding unsecured commercial paper may not exceed the unused portion of the Global Credit Facilities. Maturities may range up to 365 days from the issuance date. The Company intends to repay unsecured commercial paper as it matures with additional unsecured

commercial paper or through other means, such as borrowing under the Global Credit Facilities, borrowing under its asset-backed U.S. commercial paper conduit facility or through the use of operating cash flow and cash on hand.

Medium-Term Notes – The Company had the following unsecured medium-term notes issued and outstanding at December 31, 2024 (in thousands):

Principal Amount	Rate	Issue Date	Maturity Date
$700,000	3.35%	June 2020	June 2025
$727,104[(a)]	6.36%	April 2023	April 2026
$500,000	3.05%	February 2022	February 2027
$700,000	6.50%	March 2023	March 2028
$500,000	5.95%	June 2024	June 2029

(a)   €700.0 million par value remeasured to U.S. dollar at December 31, 2024

The U.S. dollar-denominated medium-term notes provide for semi-annual interest payments and the foreign currency-denominated medium-term notes provide for annual interest payments. Principal on the medium-term notes is due at maturity. Unamortized discounts and debt issuance costs on the medium-term notes reduced the outstanding balance by $13.1 million and $15.7 million at December 31, 2024 and 2023, respectively.

Senior Notes – In July 2015, the Company issued $750.0 million of unsecured senior notes in an underwritten offering. The senior notes provide for semi-annual interest payments and principal due at maturity. $450.0 million of the senior notes mature in July 2025 and have an interest rate of 3.50%, and $300.0 million of the senior notes mature in July 2045 and have an interest rate of 4.625%. The Company used the proceeds from the debt to repurchase shares of its common stock in 2015.

On-Balance Sheet Asset-Backed Canadian Commercial Paper Conduit Facility – In June 2024, the Company renewed and amended its revolving facility agreement (Canadian Conduit) with a Canadian bank-sponsored asset-backed commercial paper conduit. Under the renewed and amended agreement, the Canadian Conduit is contractually committed, at the Company's option, to purchase eligible Canadian retail motorcycle finance receivables for proceeds up to C$165.0 million which was a C$40.0 million increase in the total commitment. Availability under the Canadian Conduit is based on, among other things, the amount and credit performance of eligible Canadian retail motorcycle finance receivables held as collateral.

The terms for this debt provide for interest on the outstanding principal based on prevailing market interest rates plus a specified margin. The Canadian Conduit also provides for a program fee and an unused commitment fee based on the unused portion of the total aggregate commitment. There is no amortization schedule; however, the debt is reduced monthly as available collections on the related finance receivables are applied to outstanding principal. Upon expiration of the Canadian Conduit, any outstanding principal will continue to be reduced monthly through available collections. The expected remaining term of the related receivables is approximately 4 years. Unless earlier terminated or extended by mutual agreement between the Company and the lenders, as of December 31, 2024, the Canadian Conduit had an expiration date of June 30, 2025. Subsequent to the end of 2024, as a result of elevated credit losses on the Canadian retail motorcycle finance receivables held as collateral, the Company has been unable to draw on the Canadian Conduit. Access to the facility will resume once credit losses return to levels required by the Canadian Conduit. The Company plans to fund Canadian retail motorcycle originations with other existing funding sources until access resumes.

In 2024, the Company transferred $73.4 million of Canadian retail motorcycle finance receivables to the Canadian conduit for proceeds of $60.2 million. In 2023, the Company transferred $51.4 million of Canadian retail motorcycle finance receivables to the Canadian Conduit for proceeds of $42.4 million.

On-Balance Sheet Asset-Backed U.S. Commercial Paper Conduit Facilities VIE – In November 2024, the Company renewed its $1.50 billion revolving facility agreement (the U.S. Conduit Facility) with third-party banks and their asset-backed U.S. commercial paper conduits. Under the revolving facility agreement, the Company may transfer U.S. retail motorcycle finance receivables to an SPE, which in turn may issue debt to those third-party banks and their asset-backed U.S. commercial paper conduits. From November 2020 through November 2022, the U.S. Conduit Facility allowed for uncommitted additional borrowings of up to $300.0 million at the lenders' discretion. The Company drew against the uncommitted additional borrowings in 2022 and during 2023, the remaining balance of these uncommitted additional borrowings was paid in full. Availability under the U.S. Conduit Facility is based on, among other things, the amount and credit performance of eligible U.S. retail motorcycle finance receivables held by the SPE as collateral.

The terms for this debt provide for interest on the outstanding principal based on prevailing commercial paper rates if funded by a conduit lender through the issuance of commercial paper. The interest rate on all borrowings, if not funded by a conduit lender through the issuance of commercial paper, is based on the Secured Overnight Financing Rate (SOFR), with

provisions for a transition to other benchmark rates in the future, if necessary. In addition to interest, a program fee is assessed based on the outstanding debt principal balance. The U.S. Conduit Facility also provides for an unused commitment fee based on the unused portion of the total aggregate commitment. Prior to November 2022, when calculating the unused fee, the aggregate commitment did not include any unused portion of the $300.0 million uncommitted additional borrowings allowed. There is no amortization schedule; however, the debt is reduced monthly as available collections on the related finance receivables are applied to outstanding principal. Upon expiration of the U.S. Conduit Facility, any outstanding principal will continue to be reduced monthly through available collections. The expected remaining term of the related receivables held by the SPE is approximately 5 years. Unless earlier terminated or extended by mutual agreement of the Company and the lenders, as of December 31, 2024, the U.S. Conduit Facility has an expiration date of November 21, 2025.

In 2024, the Company transferred $472.3 million of U.S. retail motorcycle finance receivables to an SPE which, in turn, issued $409.8 million of debt under the U.S. Conduit Facility. In 2023, there were no finance receivable transfers under the U.S. Conduit Facility.

Asset-Backed Securitization VIEs – For all of its asset-backed securitization transactions, the Company transfers U.S. retail motorcycle finance receivables to separate VIEs, which in turn issue secured notes with various maturities and interest rates to investors. All of the notes held by the VIEs are secured by future collections of the purchased U.S. retail motorcycle finance receivables. The U.S. retail motorcycle finance receivables included in the asset-backed securitization transactions are not available to pay other obligations or claims of the Company's creditors until the associated debt and other obligations are satisfied. Restricted cash balances held by the VIEs are used only to support the asset-backed securitizations.

The accounting treatment for asset-backed securitizations depends on the terms of the related transaction and the Company's continuing involvement with the VIE. The Company's current outstanding asset-backed securitizations do not meet the criteria to be accounted for as a sale because, in addition to retaining servicing rights, the Company retains a financial interest in the VIE in the form of a debt security. These transactions are treated as secured borrowings, and as such, the retail motorcycle finance receivables remain on the balance sheet with a corresponding obligation reflected as debt. There is no amortization schedule for the secured notes; however, the debt is reduced monthly as available collections on the related retail motorcycle finance receivables are applied to outstanding principal. The secured notes currently have various contractual maturities ranging from 2025 to 2032.

In 2024, the Company transferred $1.27 billion of U.S. retail motorcycle finance receivables to two separate SPEs which, in turn, issued $1.15 billion, or $1.14 billion net of discount and issuance costs, of secured notes through two separate on-balance sheet asset- backed securitization transactions. In 2023, the Company transferred $1.20 billion of U.S. retail motorcycle finance receivables to two separate SPEs which, in turn, issued $1.05 billion, or $1.04 billion net of discount and issuance costs, of secured notes through two separate on-balance sheet asset-backed securitization transactions.

Intercompany Agreements – On January 27, 2023, Harley-Davidson, Inc. entered into a revolving line of credit with Harley-Davidson Financial Services, Inc. whereby Harley-Davidson Financial Services, Inc. could borrow up to $200.0 million at market interest rates. There were no borrowings by Harley-Davidson Financial Services, Inc. during the life of the agreement, which expired on July 27, 2024.

Harley Davidson, Inc. also has a support agreement with Harley-Davidson Financial Services Inc. whereby, if required, Harley-Davidson, Inc. agrees to provide Harley-Davidson Financial Services Inc. with financial support to maintain Harley-Davidson Financial Services Inc.'s fixed-charge coverage at 1.25 and minimum net worth of $40.0 million. Support may be provided at Harley-Davidson, Inc.'s option as capital contributions or loans. No amount has ever been provided to Harley-Davidson Financial Services Inc. under the support agreement.

On February 14, 2024, Harley-Davidson, Inc. entered into a Convertible Delayed Draw Term Loan Agreement (the "Convertible Term Loan") with LiveWire Group, Inc. and a wholly-owned subsidiary of LiveWire Group, Inc. whereby LiveWire may obtain term loans in one or more advances up to an aggregate principal amount of $100.0 million. The outstanding principal under the Convertible Term Loan bears interest at a floating rate per annum, as calculated on the date of each advance and as of each June 1 and December 1 thereafter. The interest rate is calculated based on the sum of (i) the forward-looking term rate based on SOFR for a six-month interest period, plus (ii) 4.00%. The Convertible Term Loan does not include affirmative covenants impacting the operations of LiveWire. The Convertible Term Loan includes negative covenants restricting the ability of LiveWire to incur indebtedness, create liens, sell assets, make investments, make fundamental changes, make dividends or other restricted payments and enter into affiliate transactions. The Convertible Term Loan has a maturity date of the earlier of (i) 24 months from the date of the first draw on the loan or (ii) October 31, 2026. In the event that the Convertible Term Loan cannot be settled in cash by LiveWire at maturity, unless otherwise agreed between Harley-Davidson, Inc. and LiveWire, the Convertible Term Loan will be converted to equity of LiveWire Group, Inc. at a conversion price per share of LiveWire Group, Inc. common stock equal to 90% of the volume weighted average price per share of

common stock for the 30 trading days immediately preceding the conversion date. As of December 31, 2024, there had been no draws and there was no outstanding balance under the Convertible Term Loan.

Operating and Financial Covenants – Harley-Davidson Financial Services Inc. and the Company are subject to various operating and financial covenants related to the credit facilities and various operating covenants under the medium-term and senior notes and the U.S. and Canadian asset-backed commercial paper conduit facilities. The more significant covenants are described below.

The operating covenants limit the Company's and Harley-Davidson Financial Services Inc.'s ability to:
• Assume or incur certain liens;
• Participate in certain mergers or consolidations; and
• Purchase or hold margin stock.

Under the current financial covenants of the Global Credit Facilities, the ratio of Harley-Davidson Financial Services Inc.'s consolidated debt, excluding secured debt, to Harley-Davidson Financial Services Inc.'s consolidated allowance for credit losses on finance receivables plus Harley-Davidson Financial Services Inc.'s consolidated shareholders' equity, excluding accumulated other comprehensive loss (AOCL), cannot exceed 10.0 to 1.0 as of the end of any fiscal quarter. In addition, the ratio of the Company's consolidated debt to the Company's consolidated debt and consolidated shareholders' equity (where the Company's consolidated debt in each case excludes that of Harley-Davidson Financial Services Inc. and its subsidiaries, and the Company's consolidated shareholders' equity excludes AOCL) cannot exceed 0.7 to 1.0 as of the end of any fiscal quarter. No financial covenants are required under the medium-term or senior notes or the U.S. or Canadian asset-backed commercial paper conduit facilities.

At December 31, 2024 and 2023, Harley-Davidson Financial Services Inc. and the Company remained in compliance with all of the then-existing covenants.

Cautionary Statements

The Company intends that certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "plans," "may," "will," "estimates," "targets," "intends," "forecasts," "sees," "feels," "commits," "assumes," "envisions," or words of similar meaning. Similarly, statements that describe or refer to future expectations, future plans, strategies, objectives, outlooks, targets, guidance, commitments or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, unfavorably or favorably, from those anticipated as of the date of this report. Certain of such risks and uncertainties are described below. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are only made as of the date of this report, and the Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Important factors that could affect future results and cause those results to differ materially from those expressed in the forward-looking statements include, among others, the Company's ability to: (a) execute its business plans and strategies, including The Hardwire, each of the pillars, and the evolution of LiveWire as a standalone brand, which includes the risks noted below; (b) manage supply chain and logistics issues, including quality issues, unexpected interruptions or price increases caused by supplier volatility, raw material shortages, inflation, war or other hostilities, including the conflict in Ukraine and the Red Sea conflict, or natural disasters and longer shipping times and increased logistics costs; (c) manage and predict the impact that new, reinstated or adjusted tariffs may have on the Company's ability to sell products domestically and internationally, and the cost of raw materials and components, including tariffs recently imposed or that may be imposed by the U.S. on foreign goods or rebalancing or other tariffs recently imposed or that may be imposed by foreign countries on U.S. goods; (d) accurately analyze, predict and react to changing market conditions, interest rates, and geopolitical environments, and successfully adjust to shifting global consumer needs and interests; (e) accurately predict the margins of its segments in light of, among other things, tariffs, rebalancing trade measures, inflation, foreign currency exchange rates, the cost associated with product development initiatives and the Company's complex global supply chain; (f) maintain and enhance the value of the Harley-Davidson brand, including detecting and mitigating or remediating the impact of activist collective actions, such as calls for boycotts and other brand-damaging behaviors that could harm the Company's brand or business; (g) manage through changes in general economic and business conditions, including changing capital, credit and retail markets, and the changing domestic and international political environments, including as a result of the conflict in Ukraine and the Red Sea conflict; (h) successfully access the capital and/or credit markets on terms that are acceptable to the

Company and within its expectations; (i) successfully carry out its global manufacturing and assembly operations; (j) develop and introduce products, services and experiences on a timely basis that the market accepts, that enable the Company to generate desired sales levels and that provide the desired financial returns, including successfully implementing and executing plans to strengthen and grow its leadership position in Grand American Touring, large Cruiser and Trike, and grow its complementary businesses; (k) perform in a manner that enables the Company to benefit from market opportunities while competing against existing and new competitors; (l) manage the impact that prices for and supply of used motorcycles may have on its business, including on retail sales of new motorcycles; (m) prevent, detect and remediate any issues with its motorcycles or any issues associated with the manufacturing processes to avoid delays in new model launches, recall campaigns, regulatory agency investigations, increased warranty costs or litigation and adverse effects on its reputation and brand strength, and carry out any product programs or recalls within expected costs and timing; (n) successfully manage and reduce costs throughout the business; (o) continue to develop the capabilities of its distributors and dealers, effectively implement changes relating to its dealers and distribution methods, including the Company's dealer footprint, and manage the risks that its dealers may have difficulty obtaining capital and managing through changing economic conditions and consumer demand; (p) realize the expected business benefits from LiveWire operating as a separate public company, which may be affected by, among other things: (i) the ability of LiveWire to execute its plans to develop, produce, market and sell its electric vehicles; (ii) the demand for and consumer willingness to adopt two- and three-wheeled electric vehicles; and (iii) other risks and uncertainties indicated in documents filed with the SEC by the Company or LiveWire Group, Inc., including those risks and uncertainties noted in *Risk Factors* under *Item 1.A* of LiveWire Group Inc.'s most recent Annual Report on Form 10-K; (q) manage the quality and regulatory non-compliance issues relating to the brake hose assemblies provided to the Company by Proterial Cable America, Inc. in a manner that avoids future quality or non-compliance issues and additional costs or recall expenses that are material; (r) maintain a productive relationship with Hero MotoCorp as a distributor and licensee of the Harley-Davidson brand name in India; (s) successfully maintain or achieve a manner in which to sell motorcycles in Europe, China, and the Company's Association of Southeast Asian Nations (ASEAN) countries that does not subject its motorcycles to incremental tariffs; (t) manage its Thailand corporate and manufacturing operation in a manner that allows the Company to avail itself of preferential free trade agreements and duty rates, and sufficiently lower prices of its motorcycles in certain markets; (u) retain and attract talented employees, and eliminate personnel duplication, inefficiencies and complexity throughout the organization; (v) accurately estimate and adjust to fluctuations in foreign currency exchange rates, interest rates and commodity prices; (w) manage the credit quality, the loan servicing and collection activities, and the recovery rates of Harley-Davidson Financial Services' loan portfolio; (x) prevent a ransomware attack or cybersecurity breach involving consumer, employee, dealer, supplier, or Company data and respond to evolving regulatory requirements regarding cybersecurity and data privacy; (y) adjust to tax reform, healthcare inflation and reform and pension reform, and successfully estimate the impact of any such reform on the Company's business; (z) manage through the effects inconsistent and unpredictable weather patterns may have on retail sales of motorcycles; (aa) implement and manage enterprise-wide information technology systems, including systems at its manufacturing facilities; (bb) manage changes, prepare for, and respond to evolving requirements in legislative and regulatory environments related to its products, services and operations, including increased environmental, safety, emissions or other regulations; (cc) manage risks related to a pandemic (like COVID-19), epidemic, disease outbreak or other public health crises, such as supply chain disruptions, its ability to carry out business as usual, and government actions and restrictive measures implemented in response; (dd) manage its exposure to product liability claims in a manner that avoids or successfully mitigates the impact of substantial jury verdicts, including the successful resolution or appeal of the verdict in the product lawsuit against the Company in which, in August 2024, a jury awarded approximately $288 million in damages to the plaintiffs, which was subsequently reduced to $81 million, and manage exposure in commercial or contractual disputes; (ee) continue to manage the relationships and agreements that the Company has with its labor unions to help drive long-term competitiveness; (ff) achieve anticipated results with respect to the Company's preowned motorcycle program, Harley-Davidson Certified, the Company's H-D1 Marketplace, and Apparel and Licensing; and (gg) optimize capital allocation in light of the Company's capital allocation priorities.

The Company's ability to sell its motorcycles and related products and services and to meet its financial expectations also depends on the ability of the Company's dealers to sell its motorcycles and related products and services to retail customers. The Company depends on the capability and financial capacity of its dealers to develop and implement effective retail sales plans to create demand for the motorcycles and related products and services they purchase from the Company. In addition, the Company's dealers and distributors may experience difficulties in operating their businesses and selling Harley-Davidson motorcycles and related products and services as a result of weather, economic conditions, or other factors.

HDFS' retail credit losses have normalized in recent quarters to higher levels after a period of historically low levels of credit losses. Further, the Company believes that HDFS's retail credit losses will continue to change over time due to changing consumer credit behavior, macroeconomic conditions including the impact of inflation and HDFS's efforts to increase prudently structured loan approvals to sub-prime borrowers. In addition, HDFS's efforts to adjust underwriting criteria based on market and economic conditions and the actions that the Company has taken and could take that impact motorcycle values may impact HDFS's retail credit losses.

The Company's operations, demand for its products, and its liquidity could be adversely impacted by tariff impacts, inflation, work stoppages, facility closures, strikes, natural causes, widespread infectious disease, terrorism, war or other hostilities, including the conflict in Ukraine and the Red Sea conflict, or other factors. Refer to "Risk Factors" under Item 1.A of this report for a discussion of additional risk factors and a more complete discussion of some of the cautionary statements noted above.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in foreign currency exchange rates, commodity prices and interest rates. To reduce such risks, the Company selectively uses derivative financial instruments. All hedging transactions are authorized and executed pursuant to regularly reviewed policies and procedures, which prohibit the use of financial instruments for speculative trading purposes. Sensitivity analysis is used to manage and monitor foreign currency exchange rate and interest rate risks. Further disclosure relating to the fair value of the Company's derivative financial instruments is included in *Note 8 of the Notes to Consolidated financial statements*.

HDMC Segment

The Company sells its motorcycles and related products internationally and in most markets those sales are made in the foreign country's local currency. As a result, the HDMC segment operating results are affected by fluctuations in the value of the U.S. dollar relative to foreign currencies. The Company's most significant foreign currency exchange rate risk resulting from the sale of motorcycles and related products relates to the Euro, Australian dollar, Japanese yen, Brazilian real, Canadian dollar, Mexican peso, Chinese yuan, Singapore dollar, Thai baht and Pound sterling. The Company utilizes foreign currency contracts to mitigate the effect of certain currencies' fluctuations on HDMC segment operating results. The foreign currency contracts are entered into with banks and allow the Company to exchange currencies at a future date, based on a fixed exchange rate. At December 31, 2024 and 2023, the notional U.S. dollar value of outstanding foreign currency contracts was $455.3 million and $540.1 million, respectively. The Company estimates that a uniform 10% weakening in the value of the U.S. dollar relative to the currencies underlying these contracts would result in a decrease in the fair value of the contracts of approximately $43.6 million and $54.6 million as of December 31, 2024 and 2023, respectively.

The Company purchases commodities for use in the production of motorcycles. As a result, HDMC segment operating income is affected by changes in commodity prices. The Company uses derivative financial instruments on a limited basis to hedge the prices of certain commodities. At December 31, 2024, the notional value of these instruments was $4.2 million and the fair value was a net liability of $0.1 million. As of December 31, 2023, the notional value of these instruments was $6.3 million and the fair value was a net liability of $0.5 million. The potential decrease in fair value of these contracts from a 10% adverse change in the underlying commodity prices would not be significant.

LiveWire Segment

LiveWire sells its electric motorcycles, electric balance bikes and related products internationally, and in most markets, those sales are made in the foreign country's local currency. As a result, LiveWire's operating results are affected by fluctuations in the values of the U.S. dollar relative to foreign currencies; however, the impact of such fluctuations on LiveWire's operations to date have not been material given the majority of LiveWire's sales are currently in the U.S. LiveWire plans to expand its business and operations internationally and expects its exposure to currency rate risk to increase as it grows its international presence.

HDFS Segment

The Company has interest rate-sensitive financial instruments including finance receivables, debt and interest rate derivative financial instruments. As a result, HDFS operating income is affected by changes in interest rates. The Company periodically utilizes interest rate caps to reduce the impact of fluctuations in interest rates on its floating-rate asset-backed securitization transactions. HDFS had an interest rate cap with a notional value of $273.0 million outstanding at December 31, 2024 and $617.9 million outstanding at December 31, 2023. At December 31, 2024 and 2023, HDFS estimated that a 10% decrease in interest rates would not result in a material change to the fair value of the interest rate cap agreements.

The Company also has short-term commercial paper and debt issued through the commercial paper conduit facilities that is subject to changes in interest rates that it does not hedge. The Company estimates that a one-percentage point increase in the interest rate on commercial paper and debt issued through the commercial paper conduit facilities as of December 31, 2024 would increase *Financial services interest expense* by approximately $12.5 million. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change in interest rates, the Company may take actions to mitigate its exposure to the change. However, due to the

uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis does not account for these impacts.

The Company has foreign denominated medium-term notes, and as a result, HDFS operating income is affected by fluctuations in the value of the U.S. dollar relative to foreign currencies and interest rates. At December 31, 2024, this exposure related to the Euro. The Company utilizes cross-currency swaps to mitigate the effect of the foreign currency exchange rate and interest rate fluctuations related to foreign denominated debt. The Company had cross-currency swaps outstanding with a notional value of $759.8 million at December 31, 2024 and cross-currency swaps outstanding with a notional value of $1.42 billion at December 31, 2023. The Company estimates that a 10% adverse change in the underlying foreign currency exchange rate and interest rate would result in a $73.7 million and $144.6 million decrease in the fair value of the swap agreements as of December 31, 2024 and 2023, respectively.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Harley-Davidson, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Harley-Davidson, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Harley-Davidson, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
February 26, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Harley-Davidson, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Harley-Davidson, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Allowance for Credit Losses - Retail Finance Receivables

Description of the Matter

The Company's retail receivable portfolio totaled $6.7 billion as of December 31, 2024, and the associated allowance for credit losses (ACL) was $378.4 million. As discussed in Note 6 to the consolidated financial statements, the Company utilizes a vintage-based loss forecast methodology to measure the expected lifetime credit losses of retail finance receivables. Economic forecasts for a two-year period are incorporated into the methodology to reflect the estimated impact of changes in future economic conditions. To establish the economic forecasts, management considers various third-party economic forecast scenarios and applies a probability-weighting to those economic forecast scenarios. For periods beyond the Company's incorporated economic forecasts, the Company reverts to its average historical loss experience using a mean-reversion process over a three-year period. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, or term as well as other relevant factors.

Auditing management's estimate of the ACL for retail finance receivables was especially challenging due to the complexity of management's retail receivables loss forecasting models and subjective management assumptions applied in determining the probability-weighting of its economic forecasts.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the ACL process. These procedures included testing controls over management's review of key assumptions such as the economic forecasts, the monitoring of the ACL models, and the completeness and accuracy of key inputs used in the ACL models.

To test the ACL, our audit procedures included, among others, evaluating the Company's loss forecasting models, the economic forecasts considered by management, and the underlying data used in the models. We involved our internal specialist to assist with our reperformance of targeted model loss calculations for a sample of loans. We evaluated management's judgments in probability-weighting third-party economic forecast scenarios and compared management's economic forecasts to other available information for contrary or corroborative evidence. In addition, we reviewed the Company's historical loss statistics, peer information, and subsequent events and considered whether this information corroborates or contradicts management's measurement of the ACL.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 1982.
Milwaukee, Wisconsin
February 26, 2025

HARLEY-DAVIDSON, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2024, 2023 and 2022
(In thousands, except per share amounts)

		2024		2023		2022
Revenue:						
Motorcycles and related products	$	4,148,264	$	4,882,892	$	4,934,505
Financial services		1,038,538		953,586		820,625
		5,186,802		5,836,478		5,755,130
Costs and expenses:						
Motorcycles and related products cost of goods sold		3,005,940		3,322,306		3,403,728
Financial services interest expense		371,766		332,380		217,653
Financial services provision for credit losses		247,225		227,158		145,133
Selling, administrative and engineering expense		1,145,244		1,175,550		1,079,338
		4,770,175		5,057,394		4,845,852
Operating income		416,627		779,084		909,278
Other income, net		72,295		71,808		48,652
Investment income		58,964		46,771		4,538
Interest expense		30,748		30,787		31,235
Income before income taxes		517,138		866,876		931,233
Income tax provision		71,963		171,830		192,019
Net income		445,175		695,046		739,214
Less: Loss attributable to noncontrolling interests		10,182		11,540		2,194
Net income attributable to Harley-Davidson, Inc.	$	455,357	$	706,586	$	741,408
Earnings per share:						
Basic	$	3.46	$	4.96	$	5.01
Diluted	$	3.44	$	4.87	$	4.96
Cash dividends per share	$	0.69	$	0.66	$	0.63

The accompanying notes are integral to the consolidated financial statements.

HARLEY-DAVIDSON, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2024, 2023 and 2022
(In thousands)

	2024	2023	2022
Net income	$ 445,175	$ 695,046	$ 739,214
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(22,363)	11,532	(35,870)
Derivative financial instruments	14,143	3,839	(8,435)
Pension and postretirement benefit plans	(19,524)	21,596	(56,705)
	(27,744)	36,967	(101,010)
Comprehensive income	417,431	732,013	638,204
Less: Comprehensive loss attributable to noncontrolling interests	$ 10,182	$ 11,540	$ 2,194
Comprehensive income attributable to Harley-Davidson, Inc.	$ 427,613	$ 743,553	$ 640,398

The accompanying notes are integral to the consolidated financial statements.

HARLEY-DAVIDSON, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(In thousands)

	2024	2023
ASSETS		
Cash and cash equivalents	$ 1,589,608	$ 1,533,806
Accounts receivable, net	234,315	267,200
Finance receivables, net of allowance of $72,244 and $67,035	2,031,496	2,113,729
Inventories, net	745,793	929,951
Restricted cash	135,661	104,642
Other current assets	259,764	214,401
Current assets	4,996,637	5,163,729
Finance receivables, net of allowance of $328,939 and $314,931	5,256,798	5,384,536
Property, plant and equipment, net	757,072	731,724
Pension and postretirement assets	440,825	413,107
Goodwill	61,655	62,696
Deferred income taxes	175,826	161,184
Lease assets	63,853	69,650
Other long-term assets	128,913	153,928
	$ 11,881,579	$ 12,140,554
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 298,718	$ 349,162
Accrued liabilities	593,960	646,859
Short-term deposits, net	173,099	253,309
Short-term debt	640,204	878,935
Current portion of long-term debt, net	1,851,513	1,255,999
Current liabilities	3,557,494	3,384,264
Long-term deposits, net	377,487	194,473
Long-term debt, net	4,468,665	4,990,586
Lease liabilities	47,420	51,848
Pension and postretirement liabilities	53,874	59,772
Deferred income taxes	16,889	33,514
Other long-term liabilities	201,250	173,802
Commitments and contingencies (Note 15)		
Shareholders' equity:		
Preferred stock, none issued	—	—
Common stock (Note 4)	1,720	1,712
Additional paid-in-capital	1,792,523	1,752,435
Retained earnings	3,465,058	3,100,925
Accumulated other comprehensive loss	(332,706)	(304,962)
Treasury stock, at cost (Note 4)	(1,760,548)	(1,297,302)
Total Harley-Davidson, Inc. shareholders' equity	3,166,047	3,252,808
Noncontrolling interest	(7,547)	(513)
Total equity	3,158,500	3,252,295
	$ 11,881,579	$ 12,140,554

HARLEY-DAVIDSON, INC.
CONSOLIDATED BALANCE SHEETS (continued)
December 31, 2024 and 2023
(In thousands)

	2024	2023
Balances held by consolidated variable interest entities (Note 11)		
Finance receivables, net - current	$ 618,231	$ 533,262
Other assets	$ 7,364	$ 8,785
Finance receivables, net - long-term	$ 2,174,160	$ 1,934,113
Restricted cash - current and long-term	$ 146,511	$ 110,580
Current portion of long-term debt, net	$ 683,272	$ 577,203
Long-term debt, net	$ 1,698,712	$ 1,533,423

The accompanying notes are integral to the consolidated financial statements.

HARLEY-DAVIDSON, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2024, 2023 and 2022
(In thousands)

	2024	2023	2022
Net cash provided by operating activities (Note 5)	$ 1,063,833	$ 754,887	$ 548,461
Cash flows from investing activities:			
Capital expenditures	(196,563)	(207,404)	(151,669)
Origination of finance receivables	(3,639,279)	(3,873,542)	(4,558,834)
Collections of finance receivables	3,440,340	3,570,822	3,935,001
Other investing activities	12,172	(2,180)	2,491
Net cash used by investing activities	(383,330)	(512,304)	(773,011)
Cash flows from financing activities:			
Proceeds from issuance of medium-term notes	495,856	1,446,304	495,785
Repayments of medium-term notes	(660,780)	(1,056,680)	(950,000)
Proceeds from securitization debt	1,145,211	1,045,547	1,826,891
Repayments of securitization debt	(1,078,248)	(1,193,526)	(1,442,860)
Borrowings of asset-backed commercial paper	469,986	42,429	448,255
Repayments of asset-backed commercial paper	(258,077)	(237,370)	(302,922)
Net (decrease) increase in unsecured commercial paper	(237,340)	107,146	16,003
Net increase in deposits	102,119	129,855	26,605
Dividends paid	(91,224)	(96,310)	(93,180)
Repurchase of common stock	(459,829)	(363,987)	(338,627)
Cash received from business combination	—	—	114,068
Other financing activities	11	1,946	(1,985)
Net cash used by financing activities	(572,315)	(174,646)	(201,967)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(16,145)	1,697	(19,525)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 92,043	$ 69,634	$ (446,042)
Cash, cash equivalents and restricted cash:			
Cash, cash equivalents and restricted cash, beginning of period	$ 1,648,811	$ 1,579,177	$ 2,025,219
Net increase (decrease) in cash, cash equivalents and restricted cash	92,043	69,634	(446,042)
Cash, cash equivalents and restricted cash, end of period	$ 1,740,854	$ 1,648,811	$ 1,579,177
Reconciliation of cash, cash equivalents and restricted cash on the Consolidated balance sheets to the Consolidated statements of cash flows:			
Cash and cash equivalents	$ 1,589,608	$ 1,533,806	$ 1,433,175
Restricted cash	135,661	104,642	135,424
Restricted cash included in Other long-term assets	15,585	10,363	10,578
Cash, cash equivalents and restricted cash per the Consolidated statements of cash flows	$ 1,740,854	$ 1,648,811	$ 1,579,177

The accompanying notes are integral to the consolidated financial statements.

HARLEY-DAVIDSON, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 2024, 2023 and 2022
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total	Equity Attributable to Noncontrolling Interests	Total Equity
	Issued Shares	Balance							
				Equity Attributable to Harley-Davidson, Inc.					
Balance, December 31, 2021	169,364,686	$ 1,694	$1,547,011	$ 1,842,421	$ (240,919)	$ (596,963)	$ 2,553,244	$ —	$ 2,553,244
Net income	—	—	—	741,408	—	—	741,408	(2,194)	739,214
Other comprehensive loss, net of tax (Note 17)	—	—	—	—	(101,010)	—	(101,010)	—	(101,010)
Dividends ($0.63 per share)	—	—	—	(93,180)	—	—	(93,180)	—	(93,180)
Repurchase of common stock	—	—	—	—	—	(338,627)	(338,627)	—	(338,627)
Share-based compensation	1,035,526	10	48,019	—	—	526	48,555	565	49,120
LiveWire business combination	—	—	93,129	—	—	—	93,129	4,918	98,047
Balance, December 31, 2022	170,400,212	1,704	1,688,159	2,490,649	(341,929)	(935,064)	2,903,519	3,289	2,906,808
Net income	—	—	—	706,586	—	—	706,586	(11,540)	695,046
Other comprehensive income, net of tax (Note 17)	—	—	—	—	36,967	—	36,967	—	36,967
Dividends ($0.66 per share)	—	—	—	(96,310)	—	—	(96,310)	—	(96,310)
Repurchase of common stock	—	—	—	—	—	(367,191)	(367,191)	—	(367,191)
Share-based compensation	818,428	8	64,276	—	—	4,953	69,237	7,738	76,975
Balance, December 31, 2023	171,218,640	1,712	1,752,435	3,100,925	(304,962)	(1,297,302)	3,252,808	(513)	3,252,295
Net income	—	—	—	455,357	—	—	455,357	(10,182)	445,175
Other comprehensive loss, net of tax (Note 17)	—	—	—	—	(27,744)	—	(27,744)	—	(27,744)
Dividends ($0.69 per share)	—	—	—	(91,224)	—	—	(91,224)	—	(91,224)
Repurchase of common stock	—	—	—	—	—	(464,140)	(464,140)	—	(464,140)
Share-based compensation	764,092	8	40,088	—	—	894	40,990	3,148	44,138
Balance, December 31, 2024	171,982,732	$ 1,720	$1,792,523	$ 3,465,058	$ (332,706)	$(1,760,548)	$ 3,166,047	$ (7,547)	$ 3,158,500

The accompanying notes are integral to the consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation – All references to the "Company" include Harley-Davidson, Inc. and all of its subsidiaries. The consolidated financial statements include the accounts of Harley-Davidson, Inc., its subsidiaries and certain variable interest entities (VIEs) related to secured financing as the Company is the primary beneficiary. All intercompany accounts and material intercompany transactions have been eliminated.

On September 26, 2022, the Company's electric motorcycle subsidiary completed a merger with AEA-Bridges Impact Corp. (ABIC), a special purpose acquisition company, to create a new publicly traded company, LiveWire Group, Inc. LiveWire Group, Inc. received net proceeds of approximately $294 million, including a $180 million investment from the Company, net of transaction expenses, a $100 million investment from an independent investor, and a $14 million investment from ABIC. The Company has a controlling equity interest in LiveWire Group, Inc. As the controlling shareholder, the Company consolidates LiveWire Group, Inc. results with additional adjustments to recognize non-controlling shareholder interests.

The Company operates in three reportable segments: Harley-Davidson Motor Company (HDMC), LiveWire and Harley-Davidson Financial Services (HDFS).

Substantially all of the Company's international subsidiaries use their respective local currency as their functional currency. Assets and liabilities of international subsidiaries have been translated at period-end exchange rates, and revenues and expenses have been translated using average exchange rates for the period. Monetary assets and liabilities denominated in a currency that is different from an entity's functional currency are remeasured from the transactional currency to the entity's functional currency on a monthly basis. The aggregate transaction loss resulting from foreign currency remeasurements was $9.4 million for the year ended December 31, 2024. The aggregate transaction gain resulting from foreign currency remeasurements was $14.7 million and $26.2 million for the years ended December 31, 2023 and 2022, respectively.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Accounts Receivable, net – The Company's motorcycles and related products are sold to independent dealers outside the U.S. and Canada generally on open account and the resulting receivables are included in *Accounts receivable, net* on the *Consolidated balance sheets*. The allowance for doubtful accounts deducted from total accounts receivable was $3.4 million and $2.1 million as of December 31, 2024 and 2023, respectively. The Company's evaluation of the allowance for doubtful accounts includes a review to identify non-performing accounts which are evaluated individually. The remaining accounts receivable balances are evaluated in the aggregate based on an aging analysis. The allowance for doubtful accounts is based on factors including past loss experience, the value of collateral, and if applicable, reasonable and supportable economic forecasts. Accounts receivable are written down once management determines that the specific customer does not have the ability to repay the balance in full. The Company's sales of motorcycles and related products in the U.S. and Canada are financed through HDFS by the purchasing dealers and the related receivables are included in *Finance receivables, net* on the *Consolidated balance sheets*.

Inventories, net – Substantially all inventories located in the U.S. are valued using the last-in, first-out (LIFO) method. Other inventories totaling $395.5 million and $447.5 million at December 31, 2024 and 2023, respectively, are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) method.

Repossessed Inventory – Repossessed inventory representing recovered collateral on impaired finance receivables is recorded at the lower of cost or net realizable value through a fair value remeasurement. In the period during which the collateral is repossessed, the related finance receivable is adjusted through a change to the allowance for credit losses and reclassified to repossessed inventory, included in *Other current assets* on the *Consolidated balance sheets*.

Property, Plant and Equipment, net – Property, plant and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of each class of property, plant and equipment generally consist of 30 years for buildings, 7 years for building and land improvements, 3 to 10 years for machinery and equipment, and 3 to 7 years for software. Accelerated methods of depreciation are used for income tax purposes.

Goodwill – Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Goodwill is tested for impairment, based on financial data related to the reporting unit to which it has been assigned, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value, limited to the total goodwill allocated to the reporting unit. During 2024 and 2023, the Company tested its goodwill balances for impairment and no adjustments were recorded to goodwill as a result of those reviews.

Long-lived Assets – The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such review. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset for assets to be held and used. The Company also reviews the useful life of its long-lived assets when events and circumstances indicate that the actual useful life may be shorter than originally estimated. In the event that the actual useful life is deemed to be shorter than the original useful life, depreciation is adjusted prospectively so that the remaining book value is depreciated over the revised useful life.

Asset groups classified as held for sale are measured at the lower of carrying amount or fair value less cost to sell, and a loss is recognized for any initial adjustment required to reduce the carrying amount to the fair value less cost to sell in the period the held for sale criteria are met. The fair value less cost to sell is assessed each reporting period that the asset group remains classified as held for sale. Gains or losses not previously recognized resulting from the sale of an asset group will be recognized on the date of sale.

Fair Value Measurements - The Company assesses the inputs used to measure fair value using a three-tier hierarchy.

Level 1 inputs include quoted prices for identical instruments and are the most observable.

Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity prices, and yield curves.

Level 3 inputs are not observable in the market and include the Company's judgments about the assumptions market participants would use in pricing the asset or liability.

Refer to Notes 12 and 14 for further discussion regarding the Company's assets measured at fair value.

Research and Development Expenses – Expenditures for research activities relating to product development and improvements are charged against income as incurred and included within *Selling, administrative and engineering expense* on the *Consolidated statements of operations*. Research and development expenses for HDMC were $161.0 million, $159.3 million and $158.6 million for 2024, 2023 and 2022, respectively. Research and development expenses for LiveWire were $41.7 million, $54.1 million and $35.6 million for 2024, 2023 and 2022, respectively. Research and development expenses for HDFS were not material in 2024, 2023 or 2022.

Advertising Costs – The Company expenses the production cost of advertising the first time the advertising takes place within *Selling, administrative and engineering expense*. Advertising costs relate to the Company's efforts to promote its products and brands through the use of media and other means. During 2024, 2023 and 2022, the Company incurred $136.7 million, $131.0 million and $105.6 million in advertising costs, respectively.

Shipping and Handling Costs – The Company classifies shipping and handling costs as a component of *Motorcycles and related products cost of goods sold*.

New Accounting Standards

Accounting Standards Recently Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07). ASU 2023-07 is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The main provisions of ASU 2023-07 require a public entity to disclose on an annual and interim basis: (i) significant segment expenses provided to the chief operating decision maker, (ii) an amount representing the difference between segment revenue less segment expenses disclosed under the significant segment expense principle and each reported measure of segment profit or loss and a description of its composition, (iii) provide all annual disclosures about a reportable segment's profit or loss and assets currently required under Topic 280 in interim periods, (iv) clarify that if the chief operating decision maker uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit, (v) the title and position of the chief operating decision maker and an explanation of how the chief operating decision maker uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (vi) all disclosures required by ASU 2023-07 and all existing segment disclosures under Topic 280 for an entity with a single reportable segment. The Company adopted ASU 2023-07 on December 31, 2024 on a retrospective basis. The adoption of ASU 2023-07 is reflected in Note 18 of the Company's consolidated financial statement disclosures.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The main provisions of ASU 2023-09 require a public entity to disclose on an annual basis (i) specific prescribed categories in the rate reconciliation, (ii) additional information for reconciling items that meet a quantitative threshold, (iii) the amount of income taxes paid, net of refunds received, disaggregated by federal, state, and foreign taxes, (iv) the amount of income taxes paid, net of refunds received, disaggregated by individual jurisdictions in which income taxes paid is equal to greater than 5 percent of total income taxes paid, (v) income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and (vi) income tax expense or benefit from continuing operations disaggregated by federal, state, and foreign. ASU 2023-09 also removes certain disclosure requirements related to unrecognized tax benefits and cumulative unrecognized temporary differences. The new guidance is effective for the fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is still evaluating the impact ASU 2023-09 will have on the Company's consolidated financial statement disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which is intended to improve the disclosures about a public business entity's expenses and provide more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The main provisions of ASU 2024-03 require a public entity at each interim and annual reporting period to (i) disclose the amounts of purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion included in each relevant expense caption presented on the face of the income statement within continuing operations, (ii) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements, (iii) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and (iv) disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) *Clarifying the Effective Date*, which is intended to clarify the effective date of ASU No. 2024-03. As clarified in ASU 2025-01, the new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is still evaluating the impact ASU 2024-03 will have on the Company's consolidated financial statement disclosures.

2. Revenue

The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or service to a customer. Revenue is measured based on the consideration that the Company expects to be entitled to in exchange for the goods or services transferred. Taxes that are collected from a customer concurrent with revenue-producing activities are excluded from revenue.

Disaggregated revenue by major source was as follows for the years ended December 31 (in thousands):

	2024	2023	2022
HDMC:			
Motorcycles	$ 3,137,331	$ 3,798,977	$ 3,787,484
Parts and accessories	651,964	698,095	731,645
Apparel	237,270	244,333	271,107
Licensing	22,748	28,599	39,423
Other	72,593	74,590	58,013
	4,121,906	4,844,594	4,887,672
LiveWire	26,358	38,298	46,833
Motorcycles and related products revenue	4,148,264	4,882,892	4,934,505
HDFS:			
Interest income	890,836	802,078	693,615
Other	147,702	151,508	127,010
Financial services revenue	1,038,538	953,586	820,625
	$ 5,186,802	$ 5,836,478	$ 5,755,130

Motorcycles and Related Products Revenue (HDMC and LiveWire Segments)

Motorcycles, Electric Balance Bikes, Parts and Accessories, and Apparel – Revenues from the sale of motorcycles, electric balance bikes, parts and accessories, and apparel are recorded when control is transferred to the customer, generally at the time of shipment to independent dealers and distributors or at the time of delivery to retail customers. The sale of products to independent dealers outside the U.S. and Canada is generally on open account with terms that approximate 30-120 days and the resulting receivables are included in *Accounts receivable, net* on the *Consolidated balance sheets*. The sale of products to independent dealers in the U.S. and Canada is financed through HDFS and the related receivables are included in *Finance receivables, net* on the *Consolidated balance sheets*.

The Company may offer sales incentive programs to dealers and retail customers designed to promote the sale of motorcycles, parts and accessories, and apparel. The Company estimates its variable consideration sold under its sales incentive programs using the expected value method. The Company accounts for consideration payable to a customer as part of its sales incentives as a reduction of revenue, which is accrued at the later of the date the related sale is recorded or the date the incentive program is both approved and communicated.

The Company offers the right to return eligible parts and accessories and apparel. When the Company offers a right to return, it estimates returns based on an analysis of historical trends and records revenue on the initial sale only in the amount that it expects to be entitled. The remaining consideration is deferred in a refund liability account. The refund liability is remeasured for changes in the estimate at each reporting date with a corresponding adjustment to revenue.

Variable consideration related to sales incentives and rights to return is adjusted at the earliest of when the amount of consideration the Company expects to receive changes or the consideration becomes fixed. Adjustments for variable consideration related to previously recognized sales were not material during any periods presented.

Shipping and handling costs associated with freight after control of a product has transferred to a customer are accounted for as fulfillment costs. The Company accrues for the shipping and handling in the same period that the related revenue is recognized.

The Company offers standard, limited warranties on its motorcycles, electric balance bikes and parts and accessories. These warranties provide assurance that the product will function as expected and are not separate performance obligations. The Company accounts for estimated warranty costs as a liability when control of the product transfers to the customer.

Licensing – The Company licenses the Harley-Davidson name and other trademarks owned by the Company and collects royalties from its licensees. The trademark licenses are considered symbolic intellectual property, which grant the licensees a right to access the Company's intellectual property. The Company satisfies its performance obligation over the license period, as the Company fulfills its promise to grant the licensees rights to use and benefit from the intellectual property as well as maintain the intellectual property.

Payment is typically due within thirty days of the end of each quarter for the royalties earned in that quarter. Revenue, in the form of sales-based royalties, is recognized when the licensees' subsequent sales occur. The Company applies the practical expedient in *Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers*, to recognize licensing revenues in the amount that the Company has the right to invoice because the royalties due each period correspond directly with the value of the Company's performance to date. Revenue will be recognized over the remaining contract terms which range up to 5 years.

Other – Other revenue consists primarily of revenue from membership sales, museum admissions and events, and other miscellaneous products and services.

Financial Services Revenue (HDFS Segment)

Interest Income – Interest income on finance receivables is recorded as earned and is based on the average outstanding daily balance for wholesale and retail receivables. Accrued and uncollected interest is classified with *Finance receivables, net*. Certain loan origination costs related to finance receivables, including payments made to dealers for certain retail loans, are deferred and recorded within *Finance receivables, net* and amortized over the life of the contract.

Other Income – Other income consists primarily of insurance and licensing revenues. HDFS works with certain unaffiliated third parties to offer motorcycle insurance and voluntary protection products through most dealers in the U.S. and Canada. HDFS also works with third-party financial institutions that issue credit cards or offer other financial products bearing the Harley-Davidson brand in the U.S. and internationally. For many of these contracts, the Company grants temporary rights to use the licensed trademarks owned by the Company and collects royalties from its customers in connection with sales of their products. The trademark licenses are considered symbolic intellectual property, which grant the customer a right to access the intellectual property. The Company satisfies its performance obligation over the license period, as it fulfills its promise to grant the customer rights to use and benefit from the intellectual property as well as maintain the intellectual property. Royalty and profit sharing amounts are received either quarterly or per annum, based upon the contract. Revenue, in the form of sales-based royalties, is recognized when the customers' subsequent sales occur. Revenue will be recognized over the remaining contract terms which range up to 3 years. The Company is the primary obligor for certain other voluntary protection product contracts and as a result, revenue is recognized over the life of the contract as the Company fulfills its performance obligation.

Contract Liabilities

The Company maintains certain contract liability balances related to payments received at contract inception in advance of the Company's performance under the contract and generally relates to the sale of memberships, loyalty points earned under membership programs and certain insurance-related contracts. Contract liabilities are recognized as revenue as the Company performs under the contract. Contract liabilities, included in *Accrued liabilities* and *Other long-term liabilities* on the *Consolidated balance sheets*, were as follows as of December 31 (in thousands):

	2024	2023
Balance, beginning of period	$ 47,091	$ 44,100
Balance, end of period	$ 56,753	$ 47,091

Previously deferred contract liabilities recognized as revenue in 2024 and 2023 were $29.1 million and $26.7 million, respectively. The Company expects to recognize approximately $23.1 million of the remaining unearned revenue in 2025 and $33.7 million thereafter.

3. Income Taxes

Income tax provision (benefit) for the years ended December 31, consists of the following (in thousands):

		2024		2023		2022
Current:						
Federal	$	66,505	$	125,875	$	139,423
State		8,368		22,340		20,367
Foreign		23,366		53,674		48,165
		98,239		201,889		207,955
Deferred:						
Federal		(27,938)		(18,781)		(12,313)
State		7,511		(6,209)		(7,761)
Foreign		(5,849)		(5,069)		4,138
		(26,276)		(30,059)		(15,936)
	$	71,963	$	171,830	$	192,019

The components of *Income before income taxes* for the years ended December 31, were as follows (in thousands):

		2024		2023		2022
Domestic	$	369,870	$	614,713	$	750,793
Foreign		147,268		252,163		180,440
	$	517,138	$	866,876	$	931,233

Income tax provision differs from the amount that would be provided by applying the statutory U.S. corporate income tax rate for the years ended December 31, due to the following items (in thousands):

		2024		2023		2022
Provision at statutory rate	$	108,599	$	182,044	$	195,553
State taxes, net of federal benefit		10,003		21,659		19,223
Foreign rate differential		2,196		7,887		3,620
Foreign derived intangible income		(1,744)		(8,669)		(8,187)
Research and development credit		(20,706)		(23,130)		(18,809)
Unrecognized tax benefits including interest and penalties		(2,026)		(9,210)		(11,793)
Valuation allowance adjustments		10,797		7,345		6,714
State credits		(4,526)		(8,035)		(6,954)
Global intangible low-taxed income		2,605		474		1,607
Return to provision adjustments		(5,421)		1,057		(6,318)
Executive compensation limitation		5,404		8,712		4,893
Other foreign inclusions		(13,601)		1,563		16,562
Tax incentives		(16,476)		(12,996)		(7,202)
Other		(3,141)		3,129		3,110
Income tax provision	$	71,963	$	171,830	$	192,019

The 2017 Tax Cuts and Jobs Act subjects U.S. shareholders to current tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries for which a company can elect to either recognize deferred taxes or to provide tax expense in the year incurred. The Company has elected to account for GILTI in the year the tax is incurred.

The Company qualifies for certain tax holidays in Thailand if certain employment and manufacturing criteria are met. The impact of the tax holiday decreased foreign taxes by $16.6 million, $13.0 million and $7.2 million in 2024, 2023 and 2022, respectively, and the tax holidays have expected expiration periods between 2025 and 2027. The benefit of the tax holiday on net income per share (diluted) was $0.12, $0.09 and $0.04 in 2024, 2023 and 2022, respectively.

The principal components of the Company's deferred income tax assets and liabilities as of December 31, include the following (in thousands):

		2024		2023
Deferred income tax assets:				
Accruals not yet tax deductible	$	144,331	$	152,288
Stock compensation		11,779		12,995
Net operating loss and research & development tax credit carryforwards		82,027		68,809
Amortization of research and experimental costs		100,880		78,169
Other		62,889		66,749
		401,906		379,010
Valuation allowance		(59,313)		(48,516)
		342,593		330,494
Deferred income tax liabilities:				
Depreciation, tax in excess of book		(51,107)		(57,641)
Pension and postretirement healthcare plan obligations		(90,589)		(82,682)
Withholding tax		(15,915)		(29,904)
Other		(26,045)		(32,597)
		(183,656)		(202,824)
	$	158,937	$	127,670

The Company reviews its deferred income tax asset valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred income tax asset is considered, along with any positive or negative evidence including tax law changes. Since future financial results and tax law may differ from previous estimates, periodic adjustments to the Company's valuation allowances may be necessary.

The Company's gross state net operating loss carryforwards were as follows at December 31 (in thousands):

Year of Expiration		2024		2023
2031	$	238,682	$	238,682
2032		12		12
2033		46		46
2034		108		108
2035		1,085		1,085
2036		60		60
2037		187		187
2038		824		824
2039		11,285		11,285
2040		34,354		34,354
2041		2,135		2,135
2042		347		347
Indefinite		7,280		7,280
	$	296,405	$	296,405

The Company also had Wisconsin research and development credit carryforwards of $56.9 million at December 31, 2024, expiring in 2025-2039.

At December 31, 2024, the Company had a deferred tax asset of $62.2 million related to its state net operating loss and Wisconsin research and development credit carryforwards and a deferred tax asset of $13.9 million related to foreign net operating losses.

The Company's valuation allowance was $59.3 million at December 31, 2024 and included $43.5 million related to state net operating loss and Wisconsin research and development credit carryforwards, $7.2 million related to foreign net operating loss carryforwards and $8.6 million related to other deferred tax assets. The change in the valuation allowance from prior year included an increase of $10.7 million related to state net operating loss and Wisconsin research and development credit carryforwards while the valuation allowance related to foreign operations did not change from December 31, 2023.

The Company recognizes interest and penalties related to unrecognized tax benefits in *Income tax provision (benefit)*. Changes in the Company's gross liability for unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

	2024	2023
Unrecognized tax benefits, beginning of period	$ 18,214	$ 32,029
Increase in unrecognized tax benefits for tax positions taken in a prior period	3,818	3,159
Decrease in unrecognized tax benefits for tax positions taken in a prior period	(3,773)	(10,444)
Increase in unrecognized tax benefits for tax positions taken in the current period	2,473	870
Statute lapses	(3,800)	—
Settlements with taxing authorities	(753)	(7,400)
Unrecognized tax benefits, end of period	$ 16,179	$ 18,214

The amount of unrecognized tax benefits as of December 31, 2024 and 2023 that, if recognized, would affect the effective tax rate was $10.3 million and $16.5 million, respectively.

The total gross amount of benefit related to interest and penalties associated with unrecognized tax benefits recognized in the *Consolidated statements of operations* was a net expense of $0.7 million during 2024 and a net benefit of $8.7 million and $5.6 million during 2023 and 2022, respectively.

The total gross amount of interest and penalties associated with unrecognized tax benefits recognized at December 31, 2024 and 2023 in the *Consolidated balance sheets* was $7.1 million and $8.6 million, respectively.

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits related to continuing operations during the fiscal year ending December 31, 2025. However, the Company is under regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Wisconsin state jurisdictions and various other state and foreign jurisdictions. The Company is no longer subject to income tax examinations for Wisconsin state income taxes before 2019 or for U.S. federal income taxes before 2019. In all other jurisdictions, tax periods prior to 2017 are closed.

4. Capital Stock and Earnings Per Share

Capital Stock – The Company is authorized to issue 2,000,000 shares of preferred stock of $1.00 par value, none of which is outstanding. The Company's common stock has a par value of $0.01 per share. Share information regarding the Company's common stock at December 31, was as follows:

	2024	2023
Common stock shares:		
Authorized	800,000,000	800,000,000
Issued	171,982,732	171,218,640
Outstanding	124,278,925	136,312,009
Treasury stock shares	47,703,807	34,906,631

Discretionary share repurchases were $450.0 million or 12.5 million shares, $350.0 million or 10.2 million shares and $324.5 million or 8.4 million shares during the years ended December 31, 2024, 2023 and 2022 respectively. Share repurchases of common stock that employees surrendered to satisfy withholding taxes in connection with the vesting of restricted stock units (RSUs) and performance shares were $9.8 million or 0.3 million shares, $14.0 million or 0.3 million

shares, and $14.2 million or 0.4 million shares during the years ended December 31, 2024, 2023 and 2022, respectively, as discussed further in Note 16.

The Company paid cash dividends of $0.69, $0.66, and $0.63 per share during the years ended December 31, 2024, 2023, and 2022, respectively.

Earnings Per Share – The computation of basic and diluted earnings per share for the years ended December 31, was as follows (in thousands except per share amounts):

	2024	2023	2022
Net income attributable to Harley-Davidson, Inc.	$ 455,357	$ 706,586	$ 741,408
Basic weighted-average shares outstanding	131,447	142,378	148,012
Effect of dilutive securities – employee stock compensation plan	841	2,725	1,339
Diluted weighted-average shares outstanding	132,288	145,103	149,351
Earnings per share:			
Basic	$ 3.46	$ 4.96	$ 5.01
Diluted	$ 3.44	$ 4.87	$ 4.96

Shares of common stock related to share-based compensation that were not included in the effect of dilutive securities because the effect would have been anti-dilutive include 0.8 million, 1.0 million and 1.9 million shares during 2024, 2023 and 2022, respectively.

5. Additional Balance Sheet and Cash Flow Information

Investments in marketable securities consisted of the following at December 31 (in thousands):

	2024	2023
Mutual funds	$ 32,070	$ 34,079

Mutual funds, included in *Other long-term assets* on the *Consolidated balance sheets*, are carried at fair value with gains and losses recorded in income. Mutual funds are held to support certain deferred compensation obligations.

Inventories, net consisted of the following as of December 31 (in thousands):

	2024	2023
Raw materials and work in process	$ 353,819	$ 389,221
Motorcycle finished goods	411,442	514,964
Parts and accessories and apparel	110,591	150,844
Inventory at lower of FIFO cost or net realizable value	875,852	1,055,029
Excess of FIFO over LIFO cost	(130,059)	(125,078)
	$ 745,793	$ 929,951

Inventory obsolescence reserves deducted from FIFO cost were $84.6 million and $110.2 million as of December 31, 2024 and 2023, respectively.

Property, plant and equipment, net consisted of the following as of December 31 (in thousands):

	2024	2023
Land and related improvements	$ 68,140	$ 66,939
Buildings and related improvements	450,890	431,215
Machinery and equipment	1,503,514	1,491,448
Software	627,161	722,213
Construction in progress	246,933	243,010
	2,896,638	2,954,825
Accumulated depreciation	(2,139,566)	(2,223,101)
	$ 757,072	$ 731,724

Software, net of accumulated amortization, included in *Property, plant and equipment, net,* was $57.8 million and $75.3 million as of December 31, 2024 and 2023, respectively.

Accrued liabilities consisted of the following as of December 31 (in thousands):

	2024	2023
Interest	$ 85,919	$ 84,313
Sales incentive programs	80,305	116,167
Payroll, employee benefits and related expenses	66,238	101,955
Warranty and recalls	46,260	41,375
Contract liability	23,083	23,357
Tax-related accruals	20,029	38,219
Leases	18,658	18,685
Fair value of derivative financial instruments	311	12,806
Other	253,157	209,982
	$ 593,960	$ 646,859

Deposits – HDFS offers brokered certificates of deposit to customers indirectly through contractual arrangements with third-party banks and/or securities brokerage firms through its bank subsidiary. The Company had $550.6 million and $447.8 million, net of fees, of interest-bearing brokered certificates of deposit outstanding as of December 31, 2024 and December 31, 2023, respectively. The liabilities for deposits are included in *Short-term deposits, net* or *Long-term deposits, net* on the *Consolidated balance sheets* based upon the term of each brokered certificate of deposit issued. Each separate brokered certificate of deposit is issued under a master certificate, and as such, all outstanding brokered certificates of deposit are considered below the Federal Deposit Insurance Corporation insurance coverage limits.

Future maturities of the Company's certificates of deposit as of December 31, 2024 were as follows (in thousands):

2025	$ 173,737
2026	243,489
2027	119,263
2028	—
2029	15,200
Future maturities	551,689
Unamortized fees	(1,103)
	$ 550,586

Operating Cash Flow – The reconciliation of *Net income* to *Net cash provided by operating activities* for the years ended December 31, was as follows (in thousands):

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 445,175	$ 695,046	$ 739,214
Adjustments to reconcile Net income to Net cash provided by operating activities:			
Depreciation and amortization	160,673	158,112	151,942
Amortization of deferred loan origination costs	70,745	85,018	94,914
Amortization of financing origination fees	13,963	13,208	15,105
Provision for long-term employee benefits	(54,008)	(67,624)	(21,891)
Employee benefit plan contributions and payments	(5,078)	(5,736)	(14,320)
Stock compensation expense	49,005	82,901	54,353
Net change in wholesale finance receivables related to sales	46,884	(387,743)	(198,623)
Provision for credit losses	247,225	227,158	145,133
Deferred income taxes	(26,276)	(30,059)	(15,936)
Other, net	17,070	(39,713)	(13,027)
Changes in current assets and liabilities:			
Accounts receivable, net	19,778	(11,443)	(82,385)
Finance receivables – accrued interest and other	36	(339)	414
Inventories, net	164,609	21,257	(254,170)
Accounts payable and accrued liabilities	(55,436)	28,570	4,503
Other current assets	(30,532)	(13,726)	(56,765)
	618,658	59,841	(190,753)
Net cash provided by operating activities	$ 1,063,833	$ 754,887	$ 548,461

Cash paid during the years ended December 31, for interest and income taxes was as follows (in thousands):

	2024	2023	2022
Interest	$ 358,996	$ 290,467	$ 231,651
Income taxes	$ 111,117	$ 237,658	$ 244,374

6. Finance Receivables

Finance receivables include both retail and wholesale finance receivables, including amounts held by consolidated VIEs. Finance receivables are recorded in the financial statements at amortized cost net of an allowance for credit losses.

The Company provides retail financial services to customers of its dealers in the U.S. and Canada. The origination of retail loans is a separate and distinct transaction between the Company and the retail customer, unrelated to the Company's sale of product to its dealers. Retail finance receivables consist of secured promissory notes and secured installment sales contracts and are primarily related to dealer sales of motorcycles to retail customers. The Company holds either titles or liens on titles to vehicles financed by promissory notes and installment sales contracts. As of December 31, 2024, approximately 11% of gross outstanding retail finance receivables were originated in Texas. As of December 31, 2023, approximately 11% and 10% of gross outstanding retail finance receivables were originated in Texas and California, respectively. There were no other states that accounted for more than 10% of gross outstanding retail finance receivables.

The Company offers wholesale financing to its dealers in the U.S. and Canada. Wholesale finance receivables are related primarily to the Company's sale of motorcycles, related parts and accessories, and apparel to dealers. Wholesale loans to dealers are generally secured by financed inventory or property.

Finance receivables, net at December 31, were as follows (in thousands):

	2024	2023
Retail finance receivables:		
United States	$ 6,548,550	$ 6,657,998
Canada	132,556	160,701
	6,681,106	6,818,699
Wholesale finance receivables:		
United States	952,301	1,016,815
Canada	56,070	44,717
	1,008,371	1,061,532
	7,689,477	7,880,231
Allowance for credit losses	(401,183)	(381,966)
	$ 7,288,294	$ 7,498,265

Approved but unfunded retail finance loans totaled $140.7 million and $223.2 million at December 31, 2024 and 2023, respectively. Unused lines of credit extended to the Company's wholesale finance customers totaled $1.25 billion and $1.34 billion at December 31, 2024 and 2023, respectively.

Wholesale finance receivables are generally contractually due within one year. As of December 31, 2024, contractual maturities of total finance receivables were as follows (in thousands):

	United States	Canada	Total
2025	$ 2,019,862	$ 83,878	$ 2,103,740
2026	1,235,417	29,648	1,265,065
2027	1,412,167	32,672	1,444,839
2028	1,552,946	36,006	1,588,952
2029	886,588	6,422	893,010
Thereafter	393,871	—	393,871
	$ 7,500,851	$ 188,626	$ 7,689,477

The Company's finance receivables are reported at amortized cost, net of the allowance for credit losses. Amortized cost includes the principal outstanding, accrued interest, and deferred loan fees and costs. The allowance for credit losses represents the Company's estimate of lifetime losses for its finance receivables. Based on differences in the nature of the finance receivables and the underlying methodology for calculating the allowance for credit losses, the Company segments its finance receivables into the retail and wholesale portfolios. The Company further disaggregates each portfolio by credit quality indicators. As the credit risk varies between the retail and wholesale portfolios, the Company utilizes different credit quality indicators for each portfolio.

The retail portfolio primarily consists of a large number of small balance, homogeneous finance receivables. The Company performs a collective evaluation of the adequacy of the retail allowance for credit losses. The Company utilizes a vintage-based loss forecast methodology that includes decompositions for probability of default, exposure at default, attrition rate, and recovery balance rate. Reasonable and supportable economic forecasts for a two-year period are incorporated into the methodology to reflect the estimated impact of changes in future economic conditions, such as unemployment rates, household obligations or other relevant factors, over the two-year reasonable and supportable period. For periods beyond the Company's reasonable and supportable forecasts, the Company reverts to its average historical loss experience using a mean-reversion process over a three-year period. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, or term as well as other relevant factors.

The wholesale portfolio is primarily composed of large balance, non-homogeneous loans. The Company's evaluation for the wholesale allowance for credit losses is first based on a loan-by-loan review to determine whether the loans share similar risk characteristics. The Company individually evaluates loans that do not share risk characteristics. Loans identified as those for which foreclosure is probable are classified as Non-Performing, and a specific allowance for credit losses is established when appropriate. The specific allowance is determined based on the amortized cost of the related finance receivable and the estimated fair value of the collateral, less selling costs and the cash that the Company expects to receive. Finance receivables in the wholesale portfolio not individually assessed are aggregated, based on similar risk characteristics, according to the Company's internal risk rating system and measured collectively. The related allowance for credit losses is based on factors such as the specific borrower's financial performance and ability to repay, the Company's past credit loss experience, reasonable and supportable economic forecasts, and the value of the underlying collateral and expected recoveries.

The Company considers various third-party economic forecast scenarios as part of estimating the allowance for expected credit losses and applies a probability-weighting to those economic forecast scenarios. Each quarter, the Company's outlook on economic conditions impacts the Company's retail and wholesale estimates for expected credit losses. At the end of 2024, the Company's probability weighting of its economic forecast scenarios was weighted towards more pessimistic scenarios given continued challenging macro-economic conditions including a persistently high interest rate environment, ongoing elevated inflation levels and muted consumer confidence.

Additionally, the historical experience incorporated into the portfolio-specific models does not fully reflect the Company's comprehensive expectations regarding the future. As such, the Company incorporated qualitative factors to establish an appropriate allowance for credit losses balance. These factors include motorcycle recovery value considerations, delinquency adjustments, specific problem loan trends, and changes in other portfolio-specific loan characteristics as well as current loss experience. During the year ended December 31, 2024, the Company experienced increased retail credit losses driven by several factors connected to the macro-economic environment and the related customer and industry dynamics, including the impact of higher motorcycle payments and general inflationary pressures on customers. Additionally, the Company experienced downward pressure on recovery values at auction during the year-ended December 31, 2024.

Due to the use of projections and assumptions in estimating the losses, the amount of losses actually incurred by the Company in either portfolio could differ from the amounts estimated. Further, the Company's allowance for credit losses incorporates known conditions at the balance sheet date and management's expectations surrounding the economic forecasts. The Company will continue to monitor future economic trends and conditions. Expectations surrounding the Company's economic forecasts may change in future periods as additional information becomes available.

The allowance for credit losses on finance receivables is comprised of individual components relating to wholesale and retail finance receivables. Changes in the allowance for credit losses on finance receivables by portfolio for the year ended December 31, were as follows (in thousands):

| | 2024 | | |
	Retail	Wholesale	Total
Balance, beginning of period	$ 367,037	$ 14,929	$ 381,966
Provision for credit losses	237,882	9,343	247,225
Charge-offs	(290,006)	(1,462)	(291,468)
Recoveries	63,460	—	63,460
Balance, end of period	$ 378,373	$ 22,810	$ 401,183

| | 2023 | | |
	Retail	Wholesale	Total
Balance, beginning of period	$ 345,275	$ 13,436	$ 358,711
Provision for credit losses	225,665	1,493	227,158
Charge-offs	(263,915)	—	(263,915)
Recoveries	60,012	—	60,012
Balance, end of period	$ 367,037	$ 14,929	$ 381,966

	2022		
	Retail	**Wholesale**	**Total**
Balance, beginning of period	$ 326,320	$ 13,059	$ 339,379
Provision for credit losses	144,756	377	145,133
Charge-offs	(176,718)	—	(176,718)
Recoveries	50,917	—	50,917
Balance, end of period	$ 345,275	$ 13,436	$ 358,711

The Company manages retail credit risk through its credit approval process and ongoing collection efforts. The Company uses FICO scores, a standard credit rating measurement, to differentiate the expected default rates of retail credit applicants, enabling the Company to better evaluate credit applicants for approval and to tailor pricing according to this assessment. For the Company's U.S. and Canadian retail finance receivables, the Company determines the credit quality indicator for each loan at origination and does not update the credit quality indicator subsequent to the loan origination date.

As loan performance by credit quality indicator differs between the U.S. and Canadian retail loans, the Company's credit quality indicators vary for the two portfolios. For U.S. retail finance receivables, those with a FICO score of 740 or above at origination are generally considered super prime, loans with a FICO score between 640 and 740 are generally categorized as prime, and loans with FICO score below 640 are generally considered sub-prime. For Canadian retail finance receivables, those with a FICO score of 700 or above at origination are generally considered super prime, loans with a FICO score between 620 and 700 are generally categorized as prime, and loans with FICO score below 620 are generally considered sub-prime.

The amortized cost of the Company's U.S. and Canadian retail finance receivables by vintage and credit quality indicator was as follows (in thousands):

	December 31, 2024						
	2024	**2023**	**2022**	**2021**	**2020**	**2019 & Prior**	**Total**
U.S. Retail:							
Super prime	$ 1,040,491	$ 694,941	$ 449,697	$ 206,974	$ 67,668	$ 28,606	$ 2,488,377
Prime	1,042,910	821,719	659,000	363,507	141,495	82,771	3,111,402
Sub-prime	318,689	224,656	180,048	119,457	58,297	47,624	948,771
	2,402,090	1,741,316	1,288,745	689,938	267,460	159,001	6,548,550
Canadian Retail:							
Super prime	36,011	29,098	17,468	8,330	3,179	1,096	95,182
Prime	9,111	8,687	6,724	4,033	2,212	1,524	32,291
Sub-prime	1,701	1,229	972	435	462	284	5,083
	46,823	39,014	25,164	12,798	5,853	2,904	132,556
	$ 2,448,913	$ 1,780,330	$ 1,313,909	$ 702,736	$ 273,313	$ 161,905	$ 6,681,106
Gross charge-offs for the year ended December 31, 2024:							
US Retail	$ 18,322	$ 92,489	$ 90,023	$ 47,678	$ 19,628	$ 17,143	$ 285,283
Canadian Retail	241	1,474	1,398	755	391	464	4,723
	$ 18,563	$ 93,963	$ 91,421	$ 48,433	$ 20,019	$ 17,607	$ 290,006

	2023	2022	2021	December 31, 2023 2020	2019	2018 & Prior	Total
U.S. Retail:							
Super prime	$ 1,066,321	$ 729,339	$ 376,474	$ 151,004	$ 70,627	$ 27,013	$ 2,420,778
Prime	1,173,463	993,417	584,305	259,995	139,011	78,880	3,229,071
Sub-prime	333,099	275,964	189,688	101,437	63,393	44,568	1,008,149
	2,572,883	1,998,720	1,150,467	512,436	273,031	150,461	6,657,998
Canadian Retail:							
Super prime	48,705	31,733	17,744	9,241	4,521	1,524	113,468
Prime	13,764	11,434	7,336	4,390	2,728	1,838	41,490
Sub-prime	1,846	1,546	739	817	525	270	5,743
	64,315	44,713	25,819	14,448	7,774	3,632	160,701
	$ 2,637,198	$ 2,043,433	$ 1,176,286	$ 526,884	$ 280,805	$ 154,093	$ 6,818,699
Gross charge-offs for the year ended December 31, 2023:							
US Retail	$ 20,047	$ 102,387	$ 74,212	$ 30,896	$ 18,088	$ 14,655	$ 260,285
Canadian Retail	527	1,004	866	472	278	483	3,630
	$ 20,574	$ 103,391	$ 75,078	$ 31,368	$ 18,366	$ 15,138	$ 263,915

The Company's credit risk on the wholesale portfolio is different from that of the retail portfolio. Whereas the retail portfolio represents a relatively homogeneous pool of retail finance receivables that exhibit more consistent loss patterns, the wholesale portfolio exposures are less consistent. The Company utilizes an internal credit risk rating system to manage credit risk exposure consistently across wholesale borrowers and individually evaluates credit risk factors for each borrower. The Company uses the following internal credit quality indicators, based on an internal risk rating system, listed from highest level of risk to lowest level of risk for the wholesale portfolio: Doubtful, Substandard, Special Mention, Medium Risk and Low Risk. Based upon the Company's review, the dealers classified in the Doubtful category are the dealers with the greatest likelihood of being charged-off, while the dealers classified as Low Risk are least likely to be charged-off. Additionally, the Company classifies dealers identified as those in which foreclosure is probable as Non-Performing. The internal rating system considers factors such as the specific borrower's ability to repay and the estimated value of any collateral. Dealer risk rating classifications are reviewed and updated on a quarterly basis.

The amortized cost of wholesale finance receivables, by vintage and credit quality indicator, was as follows (in thousands):

	2024	2023	2022	December 31, 2024 2021	2020	2019 & Prior	Total
Non-Performing	$ 6,430	$ 4,702	$ 129	$ —	$ —	$ 2	$ 11,263
Doubtful	25,827	3,869	139	—	—	8,196	38,031
Substandard	14,470	2,928	—	—	—	—	17,398
Special Mention	3,162	362	19	—	—	—	3,543
Medium Risk	1,471	271	—	—	—	—	1,742
Low Risk	808,771	83,611	38,815	1,702	3,358	137	936,394
	$ 860,131	$ 95,743	$ 39,102	$ 1,702	$ 3,358	$ 8,335	$ 1,008,371
Gross charge-offs for the year ended December 31, 2024:							
Wholesale	$ 709	$ 710	$ 42	$ —	$ —	$ 1	$ 1,462

	December 31, 2023						
	2023	2022	2021	2020	2019	2018 & Prior	Total
Non-Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Doubtful	—	—	—	—	—	—	—
Substandard	10,934	258	—	—	5	—	11,197
Special Mention	641	30	—	—	—	—	671
Medium Risk	2,905	—	—	—	—	—	2,905
Low Risk	961,519	66,757	5,107	4,962	7,786	628	1,046,759
	$ 975,999	$ 67,045	$ 5,107	$ 4,962	$ 7,791	$ 628	$ 1,061,532

Retail finance receivables are contractually delinquent if the minimum payment is not received by the specified due date. Retail finance receivables at amortized cost, excluding accrued interest, are generally charged-off when the receivable is 120 days or more delinquent, the related asset is repossessed, or the receivable is otherwise deemed uncollectible. All retail finance receivables accrue interest until either collected or charged-off. The Company reverses accrued interest related to charged-off accounts against HDFS interest income when the account is charged-off. The Company reversed $33.0 million and $27.5 million of accrued interest against HDFS interest income during the years ended December 31, 2024 and 2023, respectively. Due to the timely write-off of accrued interest, the Company made the election provided under *ASC Topic 326, Financial Instruments - Credit Losses* to exclude accrued interest from its allowance for credit losses. Accordingly, as of December 31, 2024 and 2023, all retail finance receivables were accounted for as interest-earning receivables, of which $64.7 million and $67.3 million, respectively, were 90 days or more past due.

Wholesale finance receivables are delinquent if the minimum payment is not received by the contractual due date. Wholesale finance receivables are written down once the Company determines that the specific borrower does not have the ability to repay the loan in full. Interest continues to accrue on past due finance receivables until the date the Company determines that foreclosure is probable, and the finance receivable is placed on non-accrual status. The Company will resume accruing interest on these accounts when payments are current according to the terms of the loans and future payments are reasonably assured. While on non-accrual status, all cash received is applied to principal or interest as appropriate. Once an account is charged-off, the Company will reverse the associated accrued interest against HDFS interest income. As the Company follows a non-accrual policy for interest, the allowance for credit losses excludes accrued interest for the wholesale portfolio. The Company reversed $0.2 million of accrued interest related to the charge-off of Non-Performing dealer loans during the year ended December, 31 2024. There were no charged-off accounts during 2023. As such, the Company did not reverse any wholesale accrued interest during the year ended December 31, 2023. At December 31, 2024, $0.5 million of wholesale finance receivables were over 90 days or more past due and on non-accrual status. There were no dealers on non-accrual status at December 31, 2023.

Additional information related to the wholesale finance receivables on non-accrual status was as follows (in thousands):

	Amortized Cost January 1, 2024	Amortized Cost December 31, 2024	Interest Income Recognized
Wholesale:			
No related allowance recorded	$ —	$ 7,510	$ 795
Related allowance recorded	—	3,753	416
	$ —	$ 11,263	$ 1,211

The aging analysis of finance receivables at December 31, was as follows (in thousands):

	2024					
	Current	31-60 Days Past Due	61-90 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Total Finance Receivables
Retail finance receivables	$ 6,368,447	$ 178,752	$ 69,257	$ 64,650	$ 312,659	$ 6,681,106
Wholesale finance receivables	1,002,584	3,463	718	1,606	5,787	1,008,371
	$ 7,371,031	$ 182,215	$ 69,975	$ 66,256	$ 318,446	$ 7,689,477

	2023					
	Current	31-60 Days Past Due	61-90 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Total Finance Receivables
Retail finance receivables	$ 6,516,342	$ 168,027	$ 67,033	$ 67,297	$ 302,357	$ 6,818,699
Wholesale finance receivables	1,060,561	763	25	183	971	1,061,532
	$ 7,576,903	$ 168,790	$ 67,058	$ 67,480	$ 303,328	$ 7,880,231

Retail and wholesale finance receivables, excluding non-accrual status finance receivables, that were contractually past due 90 days or more at December 31, was as follows (in thousands):

	2024	2023
United States	$ 63,702	$ 66,119
Canada	2,028	1,361
	$ 65,730	$ 67,480

Generally, it is the Company’s policy not to change the terms and conditions of finance receivables. However, to minimize economic loss, the Company may modify certain finance receivables as troubled loan modifications. Total finance receivables subject to troubled loan modifications were not significant as of December 31, 2024 and December 31, 2023. In accordance with its policies, in certain situations, the Company may offer short-term adjustments to customer payment due dates without affecting the associated interest rate or loan term.

7. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill in the HDMC and LiveWire segments for the years ended December 31, was as follows (in thousands):

	2024		
	HDMC	LiveWire	Total
Balance, beginning of period	$ 54,369	$ 8,327	$ 62,696
Currency translation	(1,041)	—	(1,041)
Balance, end of period	$ 53,328	$ 8,327	$ 61,655

	2023		
	HDMC	LiveWire	Total
Balance, beginning of period	$ 53,763	$ 8,327	$ 62,090
Currency translation	606	—	606
Balance, end of period	$ 54,369	$ 8,327	$ 62,696

The HDFS segment had no goodwill at December 31, 2024 or December 31, 2023.

Intangible assets, excluding goodwill, consist primarily of customer relationships and trademarks with useful lives ranging from 3 to 20 years. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Intangible assets are recorded in *Other long-term assets* on the *Consolidated balance sheets.* Intangible assets at December 31, were as

follows (in thousands):

	2024	2023
Gross carrying amount	$ 11,889	$ 12,475
Accumulated amortization	(6,315)	(5,447)
	$ 5,574	$ 7,028

Amortization of intangible assets, excluding goodwill, recorded in *Selling, administrative and engineering expense* on the *Consolidated statements of operations* was $1.1 million, $0.9 million and $0.8 million for 2024, 2023 and 2022, respectively. Future amortization of the Company's intangible assets as of December 31, 2024 is as follows (in thousands):

2025	$ 1,084
2026	1,003
2027	600
2028	600
2029	410
Thereafter	1,877
	$ 5,574

8. Derivative Financial Instruments and Hedging Activities

The Company is exposed to risks from fluctuations in foreign currency exchange rates, interest rates and commodity prices. To reduce its exposure to such risks, the Company selectively uses derivative financial instruments. All derivative transactions are authorized and executed pursuant to regularly reviewed policies and procedures which prohibit the use of financial instruments for speculative trading purposes.

The Company sells products in foreign currencies and utilizes foreign currency exchange contracts to mitigate the effects of foreign currency exchange rate fluctuations related to the Euro, Australian dollar, Japanese yen, Canadian dollar and Mexican peso. The Company's foreign currency exchange contracts generally have maturities of less than one year.

The Company utilizes commodity contracts to mitigate the effects of commodity price fluctuations related to metals and fuel consumed in its motorcycle operations. The Company's commodity contracts generally have maturities of less than one year.

The Company periodically utilizes treasury rate and swap rate lock contracts to fix the interest rate on a portion of the principal related to an anticipated issuance of long-term debt and cross-currency swaps to mitigate the effect of foreign currency exchange rate fluctuations on foreign currency-denominated debt. The Company also utilizes interest rate caps to facilitate certain asset-backed securitization transactions.

All derivative financial instruments are recognized on the *Consolidated balance sheets* at fair value. In accordance with *ASC Topic 815, Derivatives and Hedging* (ASC Topic 815), the accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship.

Changes in the fair value of derivative financial instruments that are designated as cash flow hedges are initially recorded in *Other comprehensive income* (OCI) and subsequently reclassified into income when the hedged item affects income. The Company assesses, both at the inception of each hedge and on an ongoing basis, whether the derivative financial instruments that are designated as cash flow hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. No component of a designated hedging derivative financial instrument's gain or loss is excluded from the assessment of hedge effectiveness. Derivative financial instruments not designated as hedges are not speculative and are used to manage the Company's exposure to foreign currency, commodity risks, and interest rate risks. Changes in the fair value of derivative financial instruments not designated as hedging instruments are recorded directly in income. Cash flow activity associated with the Company's derivative financial instruments is recorded in *Cash flows from operating activities* on the *Consolidated statement of cash flow.*

The notional and fair values of the Company's derivative financial instruments under ASC Topic 815, at December 31, were as follows (in thousands):

Derivative Financial Instruments Designated as Cash Flow Hedging Instruments

	2024			2023		
	Notional Value	Assets[a]	Liabilities[b]	Notional Value	Assets[a]	Liabilities[b]
Foreign currency contracts	$ 455,322	$ 19,778	$ 148	$ 540,088	$ 3,529	$ 9,194
Commodity contracts	663	59	—	642	—	134
Cross-currency swaps	759,780	—	34,709	1,420,560	15,080	3,160
	$ 1,215,765	$ 19,837	$ 34,857	$ 1,961,290	$ 18,609	$ 12,488

Derivative Financial Instruments Not Designated as Hedging Instruments

	2024			2023		
	Notional Value	Assets[c]	Liabilities[b]	Notional Value	Assets[c]	Liabilities[b]
Commodity contracts	$ 3,489	$ —	$ 163	$ 5,637	$ —	$ 318
Interest rate caps	272,997	2	—	617,859	464	—
	$ 276,486	$ 2	$ 163	$ 623,496	$ 464	$ 318

(a) Includes $15.1 million of cross-currency swaps recorded in *Other long-term assets* as of December 31, 2023, with all remaining amounts recorded in *Other current assets*.

(b) Includes $34.7 million of cross-currency swaps recorded in *Other long-term liabilities* as of December 31, 2024, with all remaining amounts recorded in *Accrued liabilities.*

(c) Includes $0.5 million of interest rate caps recorded in *Other Long-term assets* as of December 31, 2023, with all remaining amounts recorded in *Other current assets.*

The amount of gains and losses related to derivative financial instruments designated as cash flow hedges for the years ended December 31, were as follows (in thousands):

	Gain/(Loss) Recognized in OCI			Gain/(Loss) Reclassified from AOCL into Income		
	2024	2023	2022	2024	2023	2022
Foreign currency contracts	$ 39,985	$ 1,859	$ 26,093	$ 18,818	$ 1,301	$ 46,077
Commodity contracts	(147)	(654)	312	(339)	(930)	703
Cross-currency swaps	(46,629)	48,019	(71,172)	(46,966)	43,812	(79,952)
Treasury rate lock contracts	(4,293)	1,139	—	(367)	(53)	(426)
Swap rate lock contracts	—	(1,780)	—	(594)	(452)	—
	$ (11,084)	$ 48,583	$ (44,767)	$ (29,448)	$ 43,678	$ (33,598)

The location and amount of gains and losses recognized in income related to derivative financial instruments designated as cash flow hedges for the years ended December 31, were as follows (in thousands):

	Motorcycles and related products cost of goods sold		Selling, administrative & engineering expense		Interest expense		Financial services interest expense
	2024						
Line item on the Consolidated statements of operations in which the effects of cash flow hedges are recorded	$ 3,005,940	$	1,145,244	$	30,748	$	371,766
Gain/(loss) reclassified from AOCL into income:							
Foreign currency contracts	$ 18,818	$	—	$	—	$	—
Commodity contracts	$ (339)	$	—	$	—	$	—
Cross-currency swaps	$ —	$	(46,966)	$	—	$	—
Treasury rate lock contracts	$ —	$	—	$	(272)	$	(95)
Swap rate lock contracts	$ —	$	—	$	—	$	(594)
	2023						
Line item on the Consolidated statements of operations in which the effects of cash flow hedges are recorded	$ 3,322,306	$	1,175,550	$	30,787	$	332,380
Gain/(loss) reclassified from AOCL into income:							
Foreign currency contracts	$ 1,301	$	—	$	—	$	—
Commodity contracts	$ (930)	$	—	$	—	$	—
Cross-currency swaps	$ —	$	43,812	$	—	$	—
Treasury rate lock contracts	$ —	$	—	$	(363)	$	310
Swap rate lock contracts	$ —	$	—	$	—	$	(452)
	2022						
Line item on the Consolidated statements of operations in which the effects of cash flow hedges are recorded	$ 3,403,728	$	1,079,338	$	31,235	$	217,653
Gain/(loss) reclassified from AOCL into income:							
Foreign currency contracts	$ 46,077	$	—	$	—	$	—
Commodity contracts	$ 703	$	—	$	—	$	—
Cross-currency swaps	$ —	$	(79,952)	$	—	$	—
Treasury rate lock contracts	$ —	$	—	$	(363)	$	(63)

The amount of net loss included in *Accumulated other comprehensive loss* (AOCL) at December 31, 2024, estimated to be reclassified into income over the next 12 months was $3.8 million.

The amount of gains and losses recognized in income related to derivative financial instruments not designated as hedging instruments as of December 31 were as follows (in thousands). Gains and losses on foreign currency contracts and commodity contracts were recorded in *Motorcycles and related products cost of goods sold.* Gains and losses on interest rate caps were recorded in *Selling, administrative & engineering expense.*

	Amount of Gain/(Loss) Recognized in Income		
	2024	2023	2022
Foreign currency contracts	$ (342)	$ 125	$ 7,730
Commodity contracts	(507)	(1,426)	1,264
Interest rate caps	(462)	(1,908)	530
	$ (1,311)	$ (3,209)	$ 9,524

The Company is exposed to credit loss risk in the event of non-performance by counterparties to its derivative financial instruments. Although no assurances can be given, the Company does not expect any of the counterparties to its derivative financial instruments to fail to meet their obligations. To manage credit loss risk, the Company evaluates counterparties based on credit ratings and, on a quarterly basis, evaluates each hedge's net position relative to the counterparty's ability to cover their position.

9. Leases

The Company determines if an arrangement is or contains a lease at contract inception. Right-of-use (ROU) assets related to the Company's leases are recorded in *Lease assets* and lease liabilities are recorded in *Accrued liabilities* and *Lease liability* on the *Consolidated balance sheets*.

ROU assets represent the Company's right to use an underlying asset over the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. The ROU asset also includes prepaid lease payments and initial direct costs and is reduced for lease incentives paid by the lessor. The discount rate used to determine the present value is generally the Company's incremental borrowing rate because the implicit rate in the lease is not readily determinable. The lease term used to calculate the ROU asset and lease liabilities includes periods covered by options to extend or terminate when the Company is reasonably certain the lease term will include these optional periods.

In accordance with *ASC Topic 842, Leases* (ASC Topic 842), the Company elected the short-term lease practical expedient that allows entities to recognize lease payments on a straight-line basis over the lease term for leases with a term of 12 months or less. The Company has also elected the practical expedient under ASC Topic 842 allowing entities to not separate non-lease components from lease components, but instead account for such components as a single lease component for all leases except leases involving assets used in manufacturing and distribution processes.

The Company has operating lease arrangements for sales and administrative offices, manufacturing and distribution facilities, product testing facilities, equipment and vehicles. The Company's leases have remaining lease terms ranging from less than 1 year to 41 years, some of which include options to extend the lease term for periods generally not greater than 5 years and some of which include options to terminate the leases within 1 year. Certain leases also include options to purchase the leased asset. The Company's leases do not contain any material residual value guarantees or material restrictive covenants.

Operating lease expense for the years ended December 31, 2024, 2023, and 2022 was $28.1 million, $26.0 million, and $25.3 million, respectively. This includes variable lease costs related to assets used in manufacturing and distribution processes of approximately $1.8 million, $3.2 million, and $3.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. Other variable and short-term lease costs were not material.

Balance sheet information related to the Company's leases at December 31, was as follows (in thousands):

	2024	2023
Lease assets	$ 63,853	$ 69,650
Accrued liabilities	$ 18,658	$ 18,685
Lease liabilities	47,420	51,848
	$ 66,078	$ 70,533

Future maturities of the Company's operating lease liabilities as of December 31, 2024 were as follows (in thousands):

2025	$ 21,267
2026	16,406
2027	9,807
2028	7,957
2029	7,124
Thereafter	29,472
Future lease payments	92,033
Present value discount	(25,955)
Lease liabilities	$ 66,078

Other lease information surrounding the Company's operating leases as of December 31, was as follows (dollars in thousands):

	2024	2023
Cash outflows for amounts included in the measurement of lease liabilities	$ 24,661	$ 20,622
ROU assets obtained in exchange for lease obligations, net of modifications	$ 15,558	$ 45,703
Weighted-average remaining lease term (in years)	7.88	4.70
Weighted-average discount rate	5.6 %	5.0 %

10. Debt

Debt with a contractual term less than 12 months is generally classified as short-term and consisted of the following at December 31 (in thousands):

	2024	2023
Unsecured commercial paper	$ 640,204	$ 878,935

Debt with a contractual term greater than 12 months is generally classified as long-term and consisted of the following at December 31 (in thousands):

	2024	2023
Secured debt:		
Asset-backed Canadian commercial paper conduit facility	$ 77,381	$ 70,742
Asset-backed U.S. commercial paper conduit facility	431,846	233,258
Asset-backed securitization debt	1,956,383	1,884,629
Unamortized discounts and debt issuance costs	(6,245)	(7,261)
	2,459,365	2,181,368

		2024	**2023**
Unsecured notes (at par value):			
Medium-term notes:			
Due in 2024, issued November 2019[a]	3.14 %	—	662,238
Due in 2025, issued June 2020	3.35 %	700,000	700,000
Due in 2026, issued April 2023[b]	6.36 %	727,104	772,610
Due in 2027, issued February 2022	3.05 %	500,000	500,000
Due in 2028, issued March 2023	6.50 %	700,000	700,000
Due in 2029, issued June 2024	5.95 %	500,000	—
Unamortized discounts and debt issuance costs		(13,091)	(15,710)
		3,114,013	3,319,138
Senior notes:			
Due in 2025, issued July 2015	3.50%	450,000	450,000
Due in 2045, issued July 2015	4.625%	300,000	300,000
Unamortized discounts and debt issuance costs		(3,200)	(3,921)
		746,800	746,079
		3,860,813	4,065,217
Long-term debt		6,320,178	6,246,585
Current portion of long-term debt, net		(1,851,513)	(1,255,999)
Long-term debt, net		$ 4,468,665	$ 4,990,586

(a)   €600.0 million par value remeasured to U.S. dollar at December 31, 2023.
(b)   €700.0 million par value remeasured to U.S. dollar at December 31, 2024 and 2023, respectively.

Future principal payments of the Company's debt obligations as of December 31, 2024 were as follows (in thousands):

2025	$ 2,484,712
2026	1,411,448
2027	1,063,280
2028	1,112,258
2029	611,220
Thereafter	300,000
Future principal payments	$ 6,982,918
Unamortized discounts and debt issuances costs	(22,536)
	$ 6,960,382

Unsecured Commercial Paper – Commercial paper maturities may range up to 365 days from the issuance date. The weighted-average interest rate of outstanding commercial paper balances was 5.13% and 6.18% at December 31, 2024 and 2023, respectively.

Credit Facilities – In April 2024, the Company extended its existing $710.0 million five-year credit facility that was due to mature in April 2025 so that it now matures in April 2029 and amended the language of its existing $710.0 million five-year credit facility that matures in April 2027 so that it conforms in all respects to the April 2029 credit facility other than maturity date. The five-year credit facilities (together, the Global Credit Facilities) bear interest at variable rates, which may be adjusted upward or downward depending on certain criteria, such as credit ratings. The Global Credit Facilities also require the Company to pay a fee based on the average daily unused portion of the aggregate commitments. The Global Credit Facilities are committed facilities primarily used to support the Company's unsecured commercial paper program.

Unsecured Notes – The fixed-rate U.S. dollar-denominated unsecured notes provide for semi-annual interest payments and the fixed-rate foreign currency-dominated unsecured notes provide for annual interest payments. Principal on the unsecured notes is due at maturity.

During November 2024, €600.0 million of 3.14% medium-term notes matured, and the principal and accrued interest were paid in full. During February and May 2023, $350.0 million of 3.35% and €650.0 million of 4.94% medium-term notes matured, respectively, and the principal and accrued interest were paid in full.

Operating and Financial Covenants – Harley-Davidson Financial Services Inc. and the Company are subject to various operating and financial covenants related to the credit facilities and various operating covenants under the medium-term and senior notes and the U.S. and Canadian asset-backed commercial paper conduit facilities. The more significant covenants are described below.

The operating covenants limit the Company's and Harley-Davidson Financial Services Inc.'s ability to:
- Assume or incur certain liens;
- Participate in certain mergers or consolidations; and
- Purchase or hold margin stock.

Under the current financial covenants of the Global Credit Facilities, the ratio of Harley-Davidson Financial Services Inc.'s consolidated debt, excluding secured debt, to Harley-Davidson Financial Services' consolidated allowance for credit losses on finance receivables plus Harley-Davidson Financial Services Inc's consolidated shareholders' equity, excluding accumulated other comprehensive loss (AOCL), cannot exceed 10.0 to 1.0 as of the end of any fiscal quarter. In addition, the ratio of the Company's consolidated debt to the Company's consolidated debt and consolidated shareholders' equity (where the Company's consolidated debt in each case excludes that of Harley-Davidson Financial Services Inc. and its subsidiaries, and the Company's consolidated shareholders' equity excludes AOCL), cannot exceed 0.7 to 1.0 as of the end of any fiscal quarter. No financial covenants are required under the medium-term or senior notes or the U.S. or Canadian asset-backed commercial paper conduit facilities.

At December 31, 2024 and 2023, Harley-Davidson Financial Services, Inc. and the Company remained in compliance with all of the then existing covenants.

11. Asset-Backed Financing

The Company participates in asset-backed financing both through asset-backed securitization transactions and through asset-backed commercial paper conduit facilities. In the Company's asset-backed financing programs, the Company transfers retail motorcycle finance receivables to special purpose entities (SPEs), which are considered VIEs under U.S. GAAP. Each SPE then converts those assets into cash through the issuance of debt. The Company retains servicing rights for all of the retail motorcycle finance receivables transferred to SPEs as part of an asset-backed financing. The accounting treatment for asset-backed financings depends on the terms of the related transaction and the Company's continuing involvement with the VIE.

In transactions where the Company has power over the significant activities of the VIE and has an obligation to absorb losses or the right to receive benefits from the VIE that are potentially significant to the VIE, the Company is the primary beneficiary of the VIE and consolidates the VIE within its consolidated financial statements. On a consolidated basis, the asset-backed financing is treated as a secured borrowing in this type of transaction and is referred to as an on-balance sheet asset-backed financing.

In transactions where the Company is not the primary beneficiary of the VIE, the Company must determine whether it can achieve a sale for accounting purposes under *ASC Topic 860, Transfers and Servicing*. To achieve a sale for accounting purposes, the assets being transferred must be legally isolated, not be constrained by restrictions from further transfer, and be deemed to be beyond the Company's control. If the Company does not meet all of these criteria for sale accounting, then the transaction is accounted for as a secured borrowing and is referred to as an on-balance sheet asset-backed financing.

If the Company meets all three of the sale criteria above, the transaction is recorded as a sale for accounting purposes and is referred to as an off-balance sheet asset-backed financing. Upon sale, the retail motorcycle finance receivables are removed from the Company's *Consolidated balance sheets* and a gain or loss is recognized for the difference between the cash proceeds received, the assets derecognized, and the liabilities recognized as part of the transaction. The gain or loss on sale is recorded in *Financial services revenue* on the *Consolidated statements of operations*.

The Company is not required, and does not currently intend, to provide any additional financial support to the on- or off-balance sheet VIEs associated with these transactions. Investors and creditors in these transactions only have recourse to the assets held by the VIEs.

The assets and liabilities related to the on-balance sheet asset-backed financings included in the *Consolidated balance sheets* at December 31, were as follows (in thousands):

	2024					
	Finance receivables	Allowance for credit losses	Restricted cash	Other assets	Total assets	Asset-backed debt
On-balance sheet assets and liabilities:						
Consolidated VIEs:						
Asset-backed securitizations	$2,470,147	$ (140,632)	$ 118,310	$ 5,260	$2,453,085	$1,950,138
Asset-backed U.S. commercial paper conduit facility	490,766	(27,890)	28,201	2,104	493,181	431,846
Unconsolidated VIEs:						
Asset-backed Canadian commercial paper conduit facility	90,122	(4,215)	4,735	234	90,876	77,381
	$3,051,035	$ (172,737)	$ 151,246	$ 7,598	$3,037,142	$2,459,365

	2023					
	Finance receivables	Allowance for credit losses	Restricted cash	Other assets	Total assets	Asset-backed debt
On-balance sheet assets and liabilities:						
Consolidated VIEs:						
Asset-backed securitizations	$2,348,817	$ (126,882)	$ 94,137	$ 6,719	$2,322,791	$1,877,368
Asset-backed U.S. commercial paper conduit facility	259,441	(14,001)	16,443	2,066	263,949	233,258
Unconsolidated VIEs:						
Asset-backed Canadian commercial paper conduit facility	81,916	(3,667)	4,425	211	82,885	70,742
	$2,690,174	$ (144,550)	$ 115,005	$ 8,996	$2,669,625	$2,181,368

On-Balance Sheet Asset-Backed Securitization VIEs – The Company transfers U.S. retail motorcycle finance receivables to SPEs which in turn issue secured notes to investors, with various maturities and interest rates, secured by future collections of the purchased U.S. retail motorcycle finance receivables. Each on-balance sheet asset-backed securitization SPE is a separate legal entity, and the U.S. retail motorcycle finance receivables included in the asset-backed securitizations are only available for payment of the secured debt and other obligations arising from the asset-backed securitization transactions and are not available to pay other obligations or claims of the Company's creditors until the associated secured debt and other obligations are satisfied. Restricted cash balances held by the SPEs are used only to support the securitizations. There are no amortization schedules for the secured notes; however, the debt is reduced monthly as available collections on the related U.S. retail motorcycle finance receivables are applied to outstanding principal. The secured notes currently have various contractual maturities ranging from 2025 to 2032.

The Company is the primary beneficiary of its on-balance sheet asset-backed securitization VIEs because it retains servicing rights and a residual interest in the VIEs in the form of a debt security. As the servicer, the Company is the variable interest holder with the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. As a residual interest holder, the Company has the obligation to absorb losses and the right to receive benefits which could potentially be significant to the VIE.

In 2024, the Company transferred $1.27 billion of U.S. retail motorcycle finance receivables to two separate SPEs which, in turn, issued $1.15 billion, or $1.14 billion net of discount and issuance costs, of secured notes through two separate on-balance sheet asset- backed securitization transactions. In 2023, the Company transferred $1.20 billion of U.S. retail motorcycle finance receivables to two separate SPEs which, in turn, issued $1.05 billion, or $1.04 billion net of discount and issuance costs, of secured notes through two separate on-balance sheet asset-backed securitization transactions.

At December 31, 2024, the *Consolidated balance sheets* included outstanding balances related to the following secured notes with the related maturity dates and interest rates (in thousands):

Issue Date	Principal Amount at Date of Issuance	Weighted-Average Rate at Date of Issuance	Contractual Maturity Date at Date of Issuance
September 2024	$600,000	4.52%	October 2025 - April 2032
May 2024	$550,000	5.48%	May 2025 - December 2031
September 2023	$500,000	5.79%	October 2024 - April 2031
February 2023	$550,000	5.10%	March 2024 - June 2030
June 2022	$1,286,262	2.45%	April 2028
April 2022	$550,000	2.40%	April 2023 - January 2030
August 2021	$575,000	0.42%	August 2022 - May 2029
February 2021	$600,000	0.30%	February 2022 - September 2028

There were no secured notes included in the *Consolidated balance sheets* at December 31,2023 that were repaid in full during 2024. For the years ended December 31, 2024 and 2023, interest expense on the secured notes was $92.5 million and $91.8 million, respectively, which is included in *Financial services interest expense*. The weighted average interest rates of the outstanding on-balance sheet asset-backed securitization transactions at December 31, 2024 and 2023 were 4.85% and 4.97%, respectively.

On-Balance Sheet Asset-Backed U.S. Commercial Paper Conduit Facilities VIE – In November 2024, the Company renewed its $1.50 billion revolving credit facility agreement (the U.S. Conduit Facility) with third-party banks and their asset-backed U.S. commercial paper conduits. Under the revolving facility agreement, the Company may transfer U.S. retail motorcycle finance receivables to an SPE, which in turn may issue debt to those third-party banks and their asset-backed U.S. commercial paper conduits. From November 2020 through November 2022, the U.S. Conduit Facility allowed for uncommitted additional borrowings of up to $300.0 million at the lender's discretion. The Company drew against the uncommitted additional borrowings in 2022 and during 2023, the remaining balance of these uncommitted additional borrowings was paid in full. Availability under the U.S. Conduit Facility is based on, among other things, the amount and credit performance of eligible U.S. retail motorcycle finance receivables held by the SPE as collateral.

Under the U.S. Conduit Facility, the assets of the SPE are restricted as collateral for the payment of the debt or other obligations arising in the transaction and are not available to pay other obligations or claims of the Company's creditors. The terms for this debt provide for interest on the outstanding principal based on prevailing commercial paper rates if funded by a conduit lender through the issuance of commercial paper. The interest rate on all outstanding debt and future borrowings, if not funded by a conduit lender through the issuance of commercial paper, is based on the Secured Overnight Financing Rate (SOFR), with provisions for a transition to other benchmark rates in the future, if necessary. In addition to interest, a program fee is assessed based on the outstanding debt principal balance. The U.S. Conduit Facility also provides for an unused commitment fee based on the unused portion of the total aggregate commitment. Prior to November 2022, when calculating the unused fee, the aggregate commitment did not include any unused portion of the $300.0 million uncommitted additional borrowings allowed. There is no amortization schedule; however, the debt is reduced monthly as available collections on the related finance receivables are applied to outstanding principal. Upon expiration of the U.S. Conduit Facility, any outstanding principal will continue to be reduced monthly through available collections. The expected remaining term of the related receivables held by the SPE is approximately 5 years. Unless earlier terminated or extended by mutual agreement of the Company and the lenders, as of December 31, 2024, the U.S. Conduit Facility has an expiration date of November 21, 2025.

The Company is the primary beneficiary of its U.S. Conduit Facility VIE because it retains servicing rights and a residual interest in the VIE in the form of a debt security. As the servicer, the Company is the variable interest holder with the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. As a residual interest holder, the Company has the obligation to absorb losses and the right to receive benefits which could potentially be significant to the VIE.

In 2024, the Company transferred $472.3 million of U.S. retail motorcycle finance receivables to an SPE which, in turn, issued $409.8 million of debt under the U.S. Conduit Facility. In 2023, there were no finance receivable transfers under the U.S. Conduit Facility.

For the years ended December 31, 2024 and 2023 interest expense under the U.S. Conduit Facility was $25.4 million and $21.8 million, respectively, which is included in the *Financial services interest expense*. The weighted average interest rate of the outstanding U.S. Conduit Facility was 6.33% and 7.27% at December 31, 2024 and 2023, respectively.

On-Balance Sheet Asset-Backed Canadian Commercial Paper Conduit Facility – In June 2024, the Company renewed and amended its revolving facility agreement (Canadian Conduit) with a Canadian bank-sponsored asset-backed commercial paper conduit. Under the renewed and amended agreement, the Canadian Conduit is contractually committed, at the Company's option, to purchase eligible Canadian retail motorcycle finance receivables for proceeds up to C$165.0 million, which was a C$40.0 million increase in the total commitment. Availability under the Canadian Conduit is based on, among other things, the amount and credit performance of eligible Canadian retail motorcycle finance receivables held as collateral.

Under the Canadian Conduit Facility, the transferred assets are restricted as collateral for the payment of the associated debt. The terms for this debt provide for interest on the outstanding principal based on prevailing market interest rates plus a specified margin. The Canadian Conduit also provides for a program fee and an unused commitment fee based on the unused portion of the total aggregate commitment. There is no amortization schedule; however, the debt is reduced monthly as available collections on the related finance receivables are applied to outstanding principal. Upon expiration of the Canadian Conduit, any outstanding principal will continue to be reduced monthly through available collections. The expected remaining term of the related receivables is approximately 4 years. Unless earlier terminated or extended by mutual agreement of the Company and the lenders, as of December 31, 2024, the Canadian Conduit had an expiration date of June 30, 2025.

The Company is not the primary beneficiary of the Canadian bank-sponsored, multi-seller conduit VIE; therefore, the Company does not consolidate the VIE. However, the Company treats the conduit facility as a secured borrowing as it maintains effective control over the assets transferred to the VIE and therefore does not meet the requirements for sale accounting.

As the Company participates in and does not consolidate the Canadian bank-sponsored, multi-seller conduit VIE, the maximum exposure to loss associated with this VIE, which would only be incurred in the unlikely event that all the finance receivables and underlying collateral have no residual value, was $13.5 million at December 31, 2024. The maximum exposure is not an indication of the Company's expected loss exposure.

In 2024, the Company transferred $73.4 million of Canadian retail motorcycle finance receivables to the Canadian conduit for proceeds of $60.2 million. In 2023, the Company transferred $51.4 million of Canadian retail motorcycle finance receivables to the Canadian conduit for proceeds of $42.4 million.

For the years ended December 31, 2024 and 2023, interest expense on the Canadian Conduit was $4.0 million and $2.8 million, respectively, which is included in *Financial services interest expense*. The weighted average interest rate of the outstanding Canadian Conduit was 4.48% and 4.13% at December 31, 2024 and 2023, respectively.

12. Fair Value

The following tables present the fair values of certain of the Company's assets and liabilities within the fair value hierarchy as defined in Note 1. Refer to Note 14 for further discussion regarding the Company's pension plan assets measured at fair value.

Recurring Fair *Value Measurements* – The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, were as follows (in thousands):

| | 2024 | | |
	Balance	Level 1	Level 2
Assets:			
Cash equivalents	$ 1,275,561	$ 1,000,933	$ 274,628
Marketable securities	32,070	32,070	—
Derivative financial instruments	19,839	—	19,839
	$ 1,327,470	$ 1,033,003	$ 294,467
Liabilities:			
Derivative financial instruments	$ 35,020	$ —	$ 35,020
LiveWire warrants	1,549	1,013	536
	$ 36,569	$ 1,013	$ 35,556

	2023		
	Balance	**Level 1**	**Level 2**
Assets:			
Cash equivalents	$ 1,067,755	$ 898,000	$ 169,755
Marketable securities	34,079	34,079	—
Derivative financial instruments	19,073	—	19,073
	$ 1,120,907	$ 932,079	$ 188,828
Liabilities:			
Derivative financial instruments	$ 12,806	$ —	$ 12,806
LiveWire warrants	12,319	8,059	4,260
	$ 25,125	$ 8,059	$ 17,066

The Company uses the market approach to derive the fair value for its derivative financial instruments (Level 2). Foreign currency contracts, commodity contracts, and cross-currency swaps are valued using quoted forward rates and prices; interest rate caps are valued using quoted interest rates and yield curves.

LiveWire has outstanding warrants to purchase the common stock of LiveWire Group, Inc. comprised of public (Level 1) and private placement (Level 2) warrants. The private placement warrants have terms and provisions that are economically similar to those of the public warrants. The fair value of the public and private placement warrants is determined using the closing market price of the public warrants. The warrants entitle the registered warrant holder to purchase one share of LiveWire common stock at a price of $11.50 per share and expire five years from the completion of the LiveWire business combination that occurred in 2022.

Nonrecurring Fair Value Measurements – Repossessed inventory was $27.1 million and $28.0 million at December 31, 2024 and 2023, respectively, for which the fair value adjustment was a decrease of $18.4 million and $18.6 million, respectively. Fair value is estimated using Level 2 inputs based on the recent market values of repossessed inventory.

Fair Value of Financial Instruments Measured at Cost – The carrying value of the Company's *Cash and cash equivalents* and *Restricted cash* approximates their fair values. The fair value and carrying value of the Company's remaining financial instruments that are measured at cost or amortized cost at December 31, were as follows (in thousands):

	2024		2023	
	Fair Value	**Carrying Value**	**Fair Value**	**Carrying Value**
Assets:				
Finance receivables, net	$ 7,342,319	$ 7,288,294	$ 7,500,263	$ 7,498,265
Liabilities:				
Deposits, net	$ 555,902	$ 550,586	$ 460,766	$ 447,782
Debt:				
Unsecured commercial paper	$ 640,204	$ 640,204	$ 878,935	$ 878,935
Asset-backed U.S. commercial paper conduit facilities	$ 431,846	$ 431,846	$ 233,258	$ 233,258
Asset-backed Canadian commercial paper conduit facility	$ 77,381	$ 77,381	$ 70,742	$ 70,742
Asset-backed securitization debt	$ 1,955,006	$ 1,950,138	$ 1,872,215	$ 1,877,368
Medium-term notes	$ 3,127,710	$ 3,114,013	$ 3,308,952	$ 3,319,138
Senior notes	$ 683,624	$ 746,800	$ 674,787	$ 746,079

Finance Receivables, net – The carrying value of retail and wholesale finance receivables is amortized cost less an allowance for credit losses. The fair value of retail finance receivables is generally calculated by discounting future cash flows using an estimated discount rate that reflects current credit, interest rate and prepayment risks associated with similar types of instruments. Fair value is determined based on Level 3 inputs. The amortized cost basis of wholesale finance receivables approximates fair value because they are generally either short-term or have interest rates that adjust with changes in market interest rates.

Deposits, net – The carrying value of deposits is amortized cost, net of fees. The fair value of deposits is estimated based upon rates currently available for deposits with similar terms and maturities. Fair value is calculated using Level 3 inputs.

Debt – The carrying value of debt is generally cost, net of unamortized discounts and debt issuance costs. The fair value of unsecured commercial paper is calculated using Level 2 inputs and approximates carrying value due to its short maturity. The fair value of debt provided under the U.S. Conduit Facility and the Canadian Conduit Facility is calculated using Level 2 inputs and approximates carrying value since the interest rates charged under the facilities are tied directly to market rates and fluctuate as market rates change. The fair values of the medium-term notes and senior notes are estimated based upon rates currently available for debt with similar terms and remaining maturities (Level 2 inputs). The fair value of the fixed-rate debt related to on-balance sheet asset-backed securitization transactions is estimated based on pricing currently available for transactions with similar terms and maturities (Level 2 inputs). The fair value of the floating-rate debt related to on-balance sheet asset-backed securitization transactions is calculated using Level 2 inputs and approximates carrying value since the interest rates charged are tied directly to market rates and fluctuate as market rates change.

13. Product Warranty and Recall Campaigns

The Company currently provides a standard two-year limited warranty on all new motorcycles sold worldwide, except in Japan, where the Company currently provides a standard three-year limited warranty. The Company also provides a five-year unlimited warranty on the battery for electric motorcycles. In addition, the Company provides a one-year warranty for parts and accessories. The warranty coverage for the retail customer generally begins when the product is sold to a retail customer. The Company accrues for future warranty claims at the time of shipment using an estimated cost based primarily on historical Company claim information.

Additionally, the Company has from time to time initiated certain voluntary recall campaigns. The Company records estimated recall costs when the liability is both probable and estimable. This generally occurs when the Company's management approves and commits to a recall. The warranty and recall liabilities are included in *Accrued liabilities* and *Other long-term liabilities* on the *Consolidated balance sheets*. Changes in the Company's warranty and recall liability were as follows as of December 31 (in thousands):

	2024	2023	2022
Balance, beginning of period	$ 64,144	$ 75,960	$ 61,621
Warranties issued during the period	47,388	45,374	39,466
Settlements made during the period	(63,645)	(67,084)	(38,173)
Recalls and changes to pre-existing warranty liabilities	23,704	9,894	13,046
Balance, end of period	$ 71,591	$ 64,144	$ 75,960

The liability for recall campaigns was $21.0 million, $18.9 million and $29.7 million at December 31, 2024, 2023 and 2022, respectively.

14. Employee Benefit Plans and Other Postretirement Benefits

The Company has a qualified defined benefit pension plan and postretirement healthcare benefit plans. The plans cover certain eligible employees and retirees of the HDMC segment. The Company also has unfunded supplemental employee retirement plan agreements (SERPA) with certain employees.

Pension benefits are based primarily on years of service and, for certain participants, levels of compensation. Plan participants are generally eligible to receive postretirement healthcare benefits upon attaining age 55 after rendering at least 10 years of service to the Company. Some of the plans require participant contributions to partially offset benefit costs.

Obligations and Funded Status:

The changes in the benefit obligation, fair value of plan assets and the funded status of the Company's pension and SERPA plans and the postretirement healthcare plans as of the Company's measurement dates of December 31, were as follows (in thousands):

	Pension and SERPA Benefits		Postretirement Healthcare Benefits	
	2024	2023	2024	2023
Change in benefit obligation:				
Benefit obligation, beginning of period	$ 1,568,277	$ 1,553,912	$ 206,506	$ 210,811
Service cost	4,698	5,174	2,892	3,184

	Pension and SERPA Benefits		Postretirement Healthcare Benefits	
	2024	2023	2024	2023
Interest cost	80,478	81,911	10,775	11,089
Actuarial loss / (gains)	(41,748)	35,608	(15,269)	(18,350)
Plan participant contributions	—	—	564	1,790
Special early retirement benefits	1,722	—	—	—
Plan amendments	5,601	—	—	12,959
Benefits paid	(112,281)	(106,493)	(13,721)	(14,977)
Settlements	—	(1,835)	—	—
Benefit obligation, end of period	1,506,747	1,568,277	191,747	206,506
Change in plan assets:				
Fair value of plan assets, beginning of period	1,901,824	1,809,543	225,167	205,803
Return on plan assets	49,572	198,212	28,067	29,211
Plan participant contributions	—	—	564	1,790
Benefits paid	(111,617)	(105,931)	(9,308)	(11,637)
Fair value of plan assets, end of period	1,839,779	1,901,824	244,490	225,167
Funded status of the plan	$ 333,032	$ 333,547	$ 52,743	$ 18,661
Funded status as recognized on the Consolidated balance sheets:				
Pension and postretirement assets	$ 342,569	$ 343,619	$ 98,256	$ 69,489
Accrued liabilities	(1,176)	(1,129)	—	—
Pension and postretirement liabilities	(8,361)	(8,943)	(45,513)	(50,828)
	$ 333,032	$ 333,547	$ 52,743	$ 18,661
Amounts included in Accumulated other comprehensive loss, net of tax:				
Prior service credits	$ 6,597	$ 2,886	$ 8,087	$ 8,542
Actuarial losses (gains)	310,065	277,825	(75,603)	(59,631)
	$ 316,662	$ 280,711	$ (67,516)	$ (51,089)

During 2024, actuarial gains related to the obligation for pension and SERPA benefits were due primarily to an increase in the discount rate and changes in other demographic assumptions. During 2023, actuarial losses related to the obligation for pension and SERPA benefits were due primarily to a decrease in the discount rate and changes in other demographic assumptions.

During 2024, actuarial gains related to the obligation for postretirement healthcare benefits were due primarily to an increase in the discount rate and better than expected trends in claim costs and Retirement Health Care Account (RHCA) drawdowns, partially offset by changes in other demographic assumptions. During 2023, actuarial gains related to the obligation for postretirement healthcare benefits were due primarily to changes in benefit utilization assumptions and claims cost adjustments.

The funded status of the qualified pension plan and the SERPA plans are combined above. The SERPA plans had projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets at December 31, as presented below (in thousands):

	2024	2023
Plans with PBO in excess of fair value of plan assets:		
PBO	$ 9,537	$ 10,072
Fair value of plan assets	$ —	$ —
Plans with ABO in excess of fair value of plan assets:		
ABO	$ 9,516	$ 10,035
Fair value of plan assets	$ —	$ —

The total ABO for all the Company's pension and SERPA plans combined was $1.51 billion and $1.57 billion as of December 31, 2024 and 2023, respectively.

Benefit Costs:

Service cost is allocated among *Selling, administrative and engineering expense*, *Motorcycles and related products cost of goods sold* and *Inventories, net*. Amounts capitalized in inventory are not significant. Non-service cost components of net periodic benefit cost are presented in *Other income (expense), net*. Components of net periodic benefit costs for the Company's defined benefit plans for the years ended December 31, were as follows (in thousands):

	Pension and SERPA Benefits			Postretirement Healthcare Benefits		
	2024	2023	2022	2024	2023	2022
Service cost	$ 4,698	$ 5,174	$ 19,052	$ 2,892	$ 3,184	$ 4,642
Interest cost	80,478	81,911	61,890	10,775	11,089	7,617
Expected return on plan assets	(132,574)	(146,076)	(125,904)	(17,696)	(17,124)	(15,237)
Amortization of unrecognized:						
Prior service credit	751	751	(1,312)	595	(665)	(2,323)
Net loss	(650)	(722)	31,912	(4,999)	(4,388)	488
Settlement (gain) loss	1,722	(759)	(1,471)	—	—	(1,244)
Net periodic benefit cost	$ (45,575)	$ (59,721)	$ (15,833)	$ (8,433)	$ (7,904)	$ (6,057)

The expected return on plan assets is calculated based on the market related value of plan assets. The market related value of plan assets is different from the fair value in that asset gains and losses are smoothed over a five-year period.

Unrecognized gains and losses related to plan obligations and assets are initially recorded in other comprehensive income and result from actual experience that differs from assumed or expected results, and the impacts of changes in assumptions. Unrecognized plan asset gains and losses not yet reflected in the market related value of plan assets are not subject to amortization. Remaining unrecognized gains and losses that exceed 10% of the greater of the projected benefit obligation or the market related value of plan assets are amortized to earnings over the estimated future service period of active plan participants. The impacts of plan amendments, if any, are amortized over the estimated future service period of plan participants at the time of the amendment.

Assumptions:

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost at December 31, were as follows:

	Pension and SERPA Benefits			Postretirement Healthcare Benefits		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Assumptions for benefit obligations:						
Discount rate	5.65 %	5.31 %	5.45 %	5.63 %	5.36 %	5.42 %
Rate of compensation increase	4.00 %	4.00 %	4.00 %	n/a	n/a	n/a
Assumptions for net periodic benefit cost:						
Discount rate	5.31 %	5.45 %	2.89 %	5.36 %	5.42 %	2.72 %
Expected return on plan assets	6.20 %	6.80 %	5.60 %	7.46 %	7.48 %	6.77 %
Rate of compensation increase	4.00 %	4.00 %	3.49 %	n/a	n/a	n/a

Plan Assets:

Pension Plan Assets – The Company's investment objective is to ensure assets are sufficient to pay benefits while mitigating the volatility of retirement plan assets or liabilities recorded in the balance sheet. The Company mitigates volatility through asset diversification and partial asset/liability matching. The investment portfolio for the Company's pension plan assets contains a diversified blend of equity and fixed-income investments. The Company's current overall targeted asset allocation as a percentage of total market value was 30% equities and 70% fixed-income and cash. Assets are rebalanced regularly to keep the actual allocation in line with targets. Equity holdings primarily include investments in small-, medium- and large-cap companies in the U.S., investments in developed and emerging foreign markets and other investments such as private equity and real estate. Fixed-income holdings consist of U.S. government and agency securities, state and municipal bonds, corporate bonds from diversified industries and foreign obligations. In addition, cash equivalent balances are maintained at levels adequate to meet near-term plan expenses and benefit payments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews.

Postretirement Healthcare Plan Assets – The Company's investment objective is to maximize the return on assets to help pay benefits by prudently investing in equities, fixed income and alternative assets. The Company's current overall targeted asset allocation as a percentage of total market value was 68% equities and 32% fixed-income and cash. Equity holdings primarily include investments in small-, medium- and large-cap companies in the U.S., investments in developed and emerging foreign markets and other investments such as private equity and real estate. Fixed-income holdings consist of U.S. government and agency securities, state and municipal bonds, corporate bonds from diversified industries and foreign obligations. In addition, cash equivalent balances are maintained at levels adequate to meet near-term plan expenses and benefit payments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews.

The following tables present the fair values of the plan assets related to the Company's pension and postretirement healthcare plans within the fair value hierarchy as defined in Note 1. Equity holdings are primarily exchange-traded and are valued based on quoted prices for identical securities. Fixed income holdings are generally measured at fair value using quoted prices for identical or similar securities. Certain assets measured are valued at fair value using the net asset value practical expedient and are not classified in the fair value hierarchy. The fair values of the Company's pension plan assets at December 31, 2024 were as follows (in thousands):

	Balance	Level 1	Level 2
Cash and cash equivalents	$ 26,111	$ 26,111	$ —
Equity holdings:			
U.S. companies	190,113	190,058	55
Foreign companies	32	32	—
Pooled equity funds	237,473	135,631	101,842
	427,618	325,721	101,897
Fixed-income holdings:			
U.S. Treasuries	120,028	120,028	—
Federal agencies	11,271	—	11,271
Corporate bonds	694,002	—	694,002
Pooled fixed income funds	463,769	—	463,769
Foreign bonds	86,071	—	86,071
Municipal bonds	10,020	—	10,020
	1,385,161	120,028	1,265,133
Plan assets subject to fair value leveling	1,838,890	$ 471,860	$ 1,367,030
Plan assets measured at net asset value:			
Private equity investments	334		
Real estate investments	555		
	889		
	$ 1,839,779		

Included in the pension plan assets are 1,273,592 shares of the Company's common stock with a market value of $38.4 million at December 31, 2024.

The fair values of the Company's postretirement healthcare plan assets at December 31, 2024 were as follows (in thousands):

	Balance	Level 1	Level 2
Cash and cash equivalents	$ 1,824	$ 1,824	$ —
Equity holdings:			
U.S. companies	88,083	88,083	—
Foreign companies	27,430	27,430	—
Pooled equity funds	53,987	40,785	13,202
	169,500	156,298	13,202
Fixed-income holdings:			
U.S. Treasuries	415	415	—
Federal agencies	39	—	39
Corporate bonds	2,388	—	2,388
Pooled fixed income funds	55,119	14,720	40,399
Foreign bonds	296	—	296
Municipal bonds	34	—	34
	58,291	15,135	43,156
Plan assets subject to fair value leveling	229,615	$ 173,257	$ 56,358
Plan assets measured at net asset value:			
Limited partnership interests	$ 14,537		
Real estate investments	338		
	$ 244,490		

The fair values of the Company's pension plan assets at December 31, 2023 were as follows (in thousands):

	Balance	Level 1	Level 2
Cash and cash equivalents	$ 27,730	$ —	$ 27,730
Equity holdings:			
U.S. companies	346,895	346,844	51
Foreign companies	22,425	22,425	—
Pooled equity funds	124,853	124,853	—
Other	21	21	—
	494,194	494,143	51
Fixed-income holdings:			
U.S. Treasuries	110,767	110,767	—
Federal agencies	11,028	—	11,028
Corporate bonds	708,790	—	708,790
Pooled fixed income funds	442,409	55,487	386,922
Foreign bonds	93,034	462	92,572
Municipal bonds	11,486	—	11,486
	1,377,514	166,716	1,210,798
Plan assets subject to fair value leveling	1,899,438	$ 660,859	$ 1,238,579
Plan assets measured at net asset value:			
Private equity investments	794		
Real estate investments	1,592		
	2,386		
	$ 1,901,824		

Included in the pension plan assets were 1,273,592 shares of the Company's common stock with a market value of $46.9 million at December 31, 2023.

The fair values of the Company's postretirement healthcare plan assets at December 31, 2023 were as follows (in thousands):

	Balance	Level 1	Level 2
Cash and cash equivalents	$ 2,391	$ —	$ 2,391
Equity holdings:			
U.S. companies	113,135	113,135	—
Foreign companies	21,034	21,034	—
Pooled equity funds	26,355	26,355	—
Other	5	5	—
	160,529	160,529	—
Fixed-income holdings:			
U.S. Treasuries	359	359	—
Federal agencies	36	—	36
Corporate bonds	2,286	—	2,286
Pooled fixed income funds	44,512	43,248	1,264
Foreign bonds	300	2	298
Municipal bonds	37	—	37
	47,530	43,609	3,921
Plan assets subject to fair value leveling	210,450	$ 204,138	$ 6,312
Plan assets measured at net asset value:			
Limited partnership interests	$ 13,773		
Real estate investments	944		
	$ 225,167		

For 2025, the Company's overall expected long-term rate of return is 6.40% for pension assets and 7.70% for postretirement healthcare plan assets. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns adjusted to reflect the current view of the long-term investment market.

Postretirement Healthcare Cost:

The weighted-average healthcare cost trend rates used in determining the accumulated postretirement benefit obligation of the healthcare plans were as follows:

	2024	2023
Healthcare cost trend rate for next year	6.89 %	7.50 %
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	5.00 %	5.00 %
Year that the rate reaches the ultimate trend rate	2033	2032

Future Contributions and Benefit Payments:

Based on the funded status of the qualified pension plan, there is no requirement for the Company to make contributions to the qualified pension plan in 2025. The Company expects that 2025 postretirement healthcare plan benefits and benefits due under the SERPA plans will be paid by the Company or, in the case of postretirement healthcare plan benefits, partially funded with plan assets.

The Company's future expected benefit payments as of December 31, 2024 were as follows (in thousands):

	Pension Benefits	SERPA Benefits	Postretirement Healthcare Benefits
2025	$ 118,693	$ 1,209	$ 17,228
2026	$ 119,276	$ 1,129	$ 17,745
2027	$ 119,461	$ 999	$ 18,205
2028	$ 117,977	$ 892	$ 18,512
2029	$ 117,909	$ 809	$ 18,712
2030-2034	$ 579,375	$ 3,533	$ 90,946

Defined Contribution Plans:

The Company has various defined contribution benefit plans that in total cover substantially all full-time employees. Employees can make voluntary contributions in accordance with the provisions of their respective plan, which includes a 401(k) tax deferral option. The Company makes additional contributions to the plans on behalf of the employees and expensed $32.4 million, $30.5 million and $30.9 million during 2024, 2023 and 2022, respectively related to the contributions.

15. Commitments and Contingencies

Litigation and Other Claims – The Company is subject to lawsuits and other claims related to product, commercial, employee, environmental and other matters. In determining costs to accrue related to these items, the Company carefully analyzes cases and considers the likelihood of adverse judgments or outcomes, as well as the potential range of possible loss. The Company accrues for matters when losses are both probable and estimable. Any amounts accrued for these matters are monitored on an ongoing basis and are updated based on new developments or new information as it becomes available for each matter. The Company also maintains insurance coverage for product liability exposures. Except for the matters discussed separately below, the Company believes there are no material exposures to loss in excess of amounts accrued.

Product Liability Matter – In August 2024, a jury awarded approximately $288 million in damages to the plaintiffs in a product lawsuit against the Company. In November 2024, the award for damages was reduced to $81 million. The Company intends to appeal the matter and has recorded a liability for its estimated loss based on the Company's legal assessment of likely outcomes upon appeal. The Company has also recorded an asset reflecting its estimate of the insurance proceeds related to the estimated loss recognized for this matter. Given the remaining uncertainties associated with the resolution of this matter and the amount of the award for damages, it is reasonably possible that the Company could incur a loss in excess of the liability recorded to date. The Company will pursue insurance recoveries for the ultimate loss related to this matter, including any loss amounts incurred in excess of the liability recorded to date.

Supply Matters – During the second quarter of 2022, the Company received information from a Tier 2 supplier, Proterial Cable America, Inc. ("PCA" f/k/a Hitachi Cable America, Inc.), concerning a potential regulatory compliance matter relating to PCA's brake hose assemblies. As a result, out of an abundance of caution, the Company suspended all vehicle assembly and shipments for approximately two weeks during the second quarter of 2022. Since then, the Company has been working through the regulatory compliance matter with PCA, the Company's relevant Tier-1 suppliers, and the National Highway Traffic Safety Administration (NHTSA), the agency responsible for brake hose assembly compliance in the United States.

In connection with this matter, in July 2022, PCA notified NHTSA of a population of brake hose assemblies manufactured between May and July of 2022 that were non-compliant with select NHTSA laboratory test standards. Based on that filing, in August 2022, the Company notified NHTSA of the corresponding population of Harley-Davidson motorcycles containing those brake hose assemblies. In October 2022, PCA amended its original notification, expanding its population of non-compliant brake hose assemblies to include units produced by PCA for use in Harley-Davidson motorcycles beginning as early as model year 2008. In December 2022, the Company amended its August notification, expanding the population to also include Harley-Davidson motorcycles that contained PCA's newly identified brake hose assemblies. In March 2023, PCA again amended its NHTSA notification, identifying additional compliance issues with the previously identified brake hose assemblies. The Company followed PCA's March amendment with a derivative amended notification to NHTSA in May 2023.

In June 2023, the Company received a letter from PCA advising that PCA was investigating a new, separate potential quality issue with brake hose assemblies produced by PCA after the Company's 2022 production suspension. Due to this issue, the Company was forced to suspend production of most of the motorcycles manufactured at its York facility and run limited motorcycle manufacturing operations there for approximately two weeks. The Company continued to manufacture, among other motorcycles, the 2023 CVO Road Glide and Street Glide, which do not use PCA's brake hose assemblies. It also continued its normal motorcycle manufacturing operations at its international facilities. In connection with this matter, in late

June 2023, PCA filed a new and separate NHTSA notification, identifying certain brake hose assemblies produced between June of 2022 and June of 2023 as noncompliant with select NHTSA laboratory test standards. The Company followed PCA's June 2023 notification by filing a derivative notification with NHTSA in early July 2023.

As permitted by federal law, both PCA and the Company have utilized NHTSA's standard process to petition the agency to determine that these compliance issues are inconsequential to motor vehicle safety ("Inconsequentiality Determinations"). If NHTSA makes the Inconsequentiality Determinations requested, the Company will be exempt from conducting a field action or recall of its motorcycles related to these matters.

In its inconsequentiality petitions, the Company has presented NHTSA with: (1) extensive independent, third-party and internal testing demonstrating that the brake hose assemblies at issue are robust to extreme conditions - which far exceed maximum expected motorcycle lifetime demands - with no impact to brake performance; and (2) real-world field safety data showing no documented crashes or injuries attributable to the identified compliance issues for the relevant affected populations. The Company believes its petitions are closely comparable to inconsequentiality petitions that have resulted in successful inconsequentiality determinations in the past. The Company is also confident that its position that the compliance issues are inconsequential to motor vehicle safety is strong and, therefore, no field action or recall will be necessary.

Based on its expectation that NHTSA will make Inconsequentiality Determinations, the Company does not expect that these regulatory noncompliance matters will result in material costs in the future, and no costs have been accrued to date. However, it is possible that a field action or recall could be required that could cause the Company to incur material costs. There are several variables and uncertainties associated with any potential field action or recall that are not yet fully known including, but not limited to, the population of brake hose assemblies and motorcycles, the specific field action or recall required, the complexity and cost of the required repair, the need for and availability of replacement parts, the suppliers of replacement parts and the number of motorcycle owners that would participate. The Company estimates, based on its available information and assumptions, that the cost of a potential field action or recall in the aggregate, if any were to occur, could range from approximately $140 million to $450 million. The Company continues to evaluate and update its estimates as it learns more about these regulatory matters, including the variables and uncertainties discussed above. During 2024, the Company adjusted the estimated range to reflect changes in the estimated cost of replacement parts and labor. The estimated population of potentially impacted brake lines and motorcycles remains unchanged. The Company also continues to maintain its expectation that NHTSA will make the requested Inconsequentiality Determinations and that these regulatory matters will not result in any material field action or recall costs. If a material field action or recall were to result, the Company would seek full recovery of those amounts from its suppliers.

16. Share-Based Awards

The Company has share-based compensation plans which were approved by its shareholders in April 2020 and May 2021 (the Plans) under which its Board of Directors may grant to employees share-based awards including restricted stock units (RSUs), performance shares, aspirational performance shares and nonqualified stock options. RSUs generally vest ratably over a three-year period. Performance shares include a three-year performance period with vesting based on achievement of internal performance targets and, beginning with the 2021 grant, include a vesting component based on a Total Shareholder Return (TSR) relative to a peer group. Aspirational performance shares are earned only to the extent the aspirational share price goals for the Company's stock are achieved by December 31, 2025. If a share price goal is met, then 50% of the associated aspirational performance shares vest and the remaining 50% vest on the one-year anniversary of the date on which the share price goal was achieved. Dividend or dividend equivalents are paid on RSUs, performance shares and aspirational shares that ultimately vest. Stock options granted in 2021 include a service component to vest and a market condition to become exercisable. The 2021 stock options expire 10 years from the grant date. Stock options granted prior to 2021 expire 10 years from the date of grant. At December 31, 2024, there were 3.7 million shares of common stock available for future awards under the Plans.

The Company recognizes the cost of its share-based awards in the *Consolidated statements of operations*. The cost of each share-based equity award is based on the grant date fair value and the cost of each share-based cash-settled award is based on the settlement date fair value. Forfeitures for share-based awards are estimated at the grant date and adjusted when it is likely to change. Share-based award expense is recognized on a straight-line basis over the service period for RSUs. Expense for awards with performance conditions is recognized on a straight-line basis over the service period for each separately-vesting tranche, which results in accelerated recognition of expense. The expense recognized reflects the number of awards that are ultimately expected to vest based on the service and, if applicable, performance requirements of each award. Total share-based award compensation expense recognized by the Company during 2024, 2023 and 2022 was $49.0 million, $82.9 million and $54.4 million, respectively, or $37.5 million, $63.4 million and $41.6 million net of taxes, respectively.

Restricted Stock Units, Performance Shares and Aspirational Shares - Settled in Stock – The fair value of RSUs and performance shares settled in stock that do not contain a market condition was determined based on the market price of the Company's stock on the grant date. The fair value of performance shares with a relative TSR market condition and aspirational performance shares was determined using a Monte Carlo simulation. The Monte Carlo simulation uses historical volatility to determine the expected volatility and a risk-free interest rate based on U.S. Treasury rates at the time of grant. Assumptions used to calculate the grant date fair value of the performance shares with a relative TSR market condition and the aspirational performance shares, by grant date, were as follows:

Performance Share Grants:

	February 2024	February 2023	February 2022
Expected volatility	40.3 %	53.9 %	55.0 %
Risk-free interest rate	4.18 %	4.08 %	1.58 %

Aspirational Share Grants:

	August 2022
Expected volatility	54.5 %
Risk-free interest rate	3.23 %

The activity for these awards for the year ended December 31, 2024 was as follows (in thousands, except for per share amounts):

	Shares & Units	Weighted-Average Fair Value Per Share
Nonvested, beginning of period	4,104	$ 28
Granted	1,045	$ 34
Vested	(764)	$ 40
Forfeited	(411)	$ 30
Nonvested, end of period	3,974	$ 27

As of December 31, 2024, there was $20.5 million of unrecognized compensation cost related to RSUs, aspirational shares, performance shares and performance shares settled in stock, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 1.2 years.

Restricted Stock Units - Settled in Cash – RSUs settled in cash are recorded in the *Consolidated balance sheets* as a liability until vested. The fair value is determined based on the market price of the Company's stock and is remeasured at each balance sheet date. The activity for these awards for the year ended December 31, 2024 was as follows (in thousands, except for per share amounts):

	Units	Weighted-Average Fair Value Per Share
Nonvested, beginning of period	217	$ 36
Granted	150	$ 34
Vested	(122)	$ 36
Forfeited	(45)	$ 36
Nonvested, end of period	200	$ 32

Stock Options – There were no stock options granted in 2024, 2023 or 2022. The Company's policy is to issue new shares of common stock upon the exercise of employee stock options. The stock option transactions for the year ended December 31, 2024 were as follows (in thousands, except for per share amounts):

	Options		Weighted-Average Exercise Price
Outstanding, beginning of period	626	$	42
Options granted	—	$	—
Exercised	—	$	—
Forfeited	(98)	$	63
Outstanding, end of period	528	$	38
Exercisable, end of period	218	$	40

The aggregate intrinsic value related to stock options exercised, outstanding and exercisable as of and for the years ended December 31, was as follows (in thousands):

	2024		2023		2022
Exercised	$ —	$	—	$	—
Outstanding	$ —	$	105	$	2,485
Exercisable	$ —	$	—	$	—

Stock options outstanding at December 31, 2024 were as follows (options in thousands):

Price Range	Weighted-Average Contractual Life	Options		Weighted-Average Exercise Price
$30.01 to $40	6.9	500	$	37
$40.01 to $50	0.0	—	$	—
$50.01 to $60	0.0	—	$	—
$60.01 to $70	0.1	28	$	63
Options outstanding	6.6	528	$	38
Options exercisable	6.0	218	$	40

17. Accumulated Other Comprehensive Loss

Changes in *Accumulated other comprehensive loss* for the years ended December 31, were as follows (in thousands):

	2024			
	Foreign currency translation adjustments	Derivative financial instruments	Pension and postretirement benefit plans	Total
Balance, beginning of period	$ (68,739)	$ (6,601)	$ (229,622)	$ (304,962)
Other comprehensive loss, before reclassifications	(26,257)	(11,084)	(21,212)	(58,553)
Income tax benefit	3,894	2,816	4,981	11,691
	(22,363)	(8,268)	(16,231)	(46,862)
Reclassifications:				
Net losses on derivative financial instruments	—	29,448	—	29,448
Prior service credits[a]	—	—	1,346	1,346
Actuarial gains[a]	—	—	(5,649)	(5,649)
Reclassifications before tax	—	29,448	(4,303)	25,145
Income tax (expense) benefit	—	(7,037)	1,010	(6,027)
	—	22,411	(3,293)	19,118
Other comprehensive (loss) income	(22,363)	14,143	(19,524)	(27,744)
Balance, end of period	$ (91,102)	$ 7,542	$ (249,146)	$ (332,706)

	2023			
	Foreign currency translation adjustments	Derivative financial instruments	Pension and postretirement benefit plans	Total
Balance, beginning of period	$ (80,271)	$ (10,440)	$ (251,218)	$ (341,929)
Other comprehensive income, before reclassifications	11,845	48,583	34,005	94,433
Income tax expense	(313)	(11,322)	(7,984)	(19,619)
	11,532	37,261	26,021	74,814
Reclassifications:				
Net gains on derivative financial instruments	—	(43,678)	—	(43,678)
Prior service credits[a]	—	—	86	86
Actuarial gains[a]	—	—	(5,110)	(5,110)
Settlement gains[a]	—	—	(759)	(759)
Reclassifications before tax	—	(43,678)	(5,783)	(49,461)
Income tax benefit	—	10,256	1,358	11,614
	—	(33,422)	(4,425)	(37,847)
Other comprehensive income	11,532	3,839	21,596	36,967
Balance, end of period	$ (68,739)	$ (6,601)	$ (229,622)	$ (304,962)

	2022			
	Foreign currency translation adjustments	Derivative financial instruments	Pension and postretirement benefit plans	Total
Balance, beginning of period	$ (44,401)	$ (2,005)	$ (194,513)	$ (240,919)
Other comprehensive loss, before reclassifications	(32,769)	(44,767)	(100,154)	(177,690)
Income tax (expense) benefit	(3,101)	9,611	23,516	30,026
	(35,870)	(35,156)	(76,638)	(147,664)
Reclassifications:				
Net losses on derivative financial instruments	—	33,598	—	33,598
Prior service credits[a]	—	—	(3,635)	(3,635)
Actuarial losses[a]	—	—	32,400	32,400
Settlement gains[a]	—	—	(2,715)	(2,715)
Reclassifications before tax	—	33,598	26,050	59,648
Income tax expense	—	(6,877)	(6,117)	(12,994)
	—	26,721	19,933	46,654
Other comprehensive loss	(35,870)	(8,435)	(56,705)	(101,010)
Balance, end of period	$ (80,271)	$ (10,440)	$ (251,218)	$ (341,929)

(a) Amounts reclassified are included in the computation of net periodic benefit cost, discussed further in Note 14.

18. Reportable Segments and Geographic Information

The Company's reportable segments and significant segment expenses are determined based on how the Company's Chief Operating Decision Maker (CODM) assesses performance and decides how to allocate resources for the Company.

The Company's Chairman, President and Chief Executive Officer, is the Company's CODM. Operating income is the measure of profit and loss used by the CODM to assess performance and to decide how to allocate resources for each of the Company's reportable segments.

Operating income is used to monitor actual results versus planned and prior period results for each segment based on their respective profitability objectives and business models. Operating income is also used to allocate human and capital resources among the reportable segments and to other corporate actions for returning capital to shareholders such as repurchasing common stock or paying dividends. Operating income is also a key metric used to establish and pay variable compensation to employees at all levels.

Reportable Segments – The Company operates with three segments: Harley-Davidson Motor Company (HDMC), LiveWire, and Harley-Davidson Financial Services (HDFS). The Company's reportable segments are strategic business units that offer different products and services and are managed separately based on the fundamental differences in their operations.

HDMC designs, manufactures and sells motorcycles and also sells motorcycle parts, accessories, and apparel as well as licenses its trademarks. HDMC's products are sold to retail customers primarily through a network of independent dealers. HDMC conducts business on a global basis, with sales in the U.S., Canada, Europe/Middle East/Africa (EMEA), Asia Pacific, and Latin America.

LiveWire sells electric motorcycles, electric balance bikes for kids, parts and accessories and apparel in the United States and certain international markets. Electric motorcycles, related parts and accessories and apparel are sold at wholesale to a network of independent dealers and at retail through a company-owned dealer, through online sales and direct to customers through select international partners primarily in Europe. Electric balance bikes and related parts and accessories are sold through independent retail partners and distributors and direct to consumers online.

HDFS is engaged in the business of financing and servicing wholesale inventory receivables and retail consumer loans, primarily for the purchase of Harley-Davidson and LiveWire motorcycles. HDFS also works with certain unaffiliated third parties to provide motorcycle insurance and voluntary protection products to motorcycle owners. HDFS conducts business principally in the U.S. and Canada.

Selected segment information is set forth below for the years ended December 31 (in thousands):

	2024	2023	2022
HDMC:			
Revenue	$ 4,121,906	$ 4,844,594	$ 4,887,672
Motorcycles and related products cost of goods sold	2,967,068	3,278,052	3,359,799
Gross profit	1,154,838	1,566,542	1,527,873
Selling, administrative and engineering expense:			
People expenses[a]	364,416	417,109	358,105
Marketing and advertising expenses[b]	123,811	124,551	96,820
Other segment items[c]	388,767	363,731	395,861
Operating income	277,844	661,151	677,087
LiveWire:			
Revenue	26,358	38,298	46,833
Motorcycles and related products cost of goods sold	38,872	44,254	43,929
Gross profit	(12,514)	(5,956)	2,904
Selling, administrative and engineering expense	97,125	110,853	88,219
Operating loss	(109,639)	(116,809)	(85,315)
HDFS:			
Financial services revenue	1,038,538	953,586	820,625
Financial services interest expense	371,766	332,380	217,653
Financial services provision for credit losses	247,225	227,158	145,133
Selling and administrative expense	171,125	159,306	140,333
Operating income	248,422	234,742	317,506
Operating income	$ 416,627	$ 779,084	$ 909,278

(a) People expenses include salary and related fringe costs, including payroll tax and health and welfare costs, as well as short-term incentive compensation and long-term incentive compensation, primarily in the form of share-based awards.

(b) Marketing and advertising expenses include costs related to digital and print media, social media, website maintenance, consumer experiences, product placement, sponsorships and market research.

(c) Other segment items for HDMC include depreciation, warranty, maintenance and facilities costs, supplies and materials, and other professional services. These costs are all included in Selling, administrative and engineering expense.

Additional segment information is set forth below as of December 31 (in thousands):

	HDMC		LiveWire		HDFS		Consolidated	
2024:								
Assets	$	3,630,710	$	147,960	$	8,102,909	$	11,881,579
Depreciation and amortization	$	141,275	$	10,041	$	9,357	$	160,673
Capital expenditures	$	186,639	$	8,068	$	1,856	$	196,563
2023:								
Assets	$	3,644,016	$	266,404	$	8,230,134	$	12,140,554
Depreciation and amortization	$	143,355	$	5,832	$	8,925	$	158,112
Capital expenditures	$	188,863	$	13,462	$	5,079	$	207,404
2022:								
Assets	$	3,254,309	$	351,422	$	7,886,745	$	11,492,476
Depreciation and amortization	$	138,875	$	4,401	$	8,666	$	151,942
Capital expenditures	$	133,191	$	14,081	$	4,397	$	151,669

Geographic Information – Included in the *Consolidated financial statements* are the following amounts relating to geographic locations for the years ended December 31 (in thousands):

		2024		2023		2022
HDMC revenue[a]:						
United States	$	2,814,482	$	3,289,227	$	3,253,875
EMEA		584,490		637,492		693,073
Canada		210,526		220,158		216,389
Japan		128,432		200,539		175,292
Australia and New Zealand		119,949		127,352		147,551
Other countries		264,027		369,826		401,492
	$	4,121,906	$	4,844,594	$	4,887,672
LiveWire revenue[a]:						
United States		21,461		31,483		36,256
International		4,897		6,815		10,577
	$	26,358	$	38,298	$	46,833
HDFS revenue[a]:						
United States	$	1,006,574	$	922,758	$	794,912
Canada		21,167		18,220		16,276
Europe		6,503		7,343		6,071
Other countries		4,294		5,265		3,366
	$	1,038,538	$	953,586	$	820,625
Long-lived assets[b]:						
United States	$	640,837	$	644,620	$	611,421
Thailand		113,094		82,197		72,474
Other countries		3,141		4,907		5,991
		116,235		87,104		78,465
	$	757,072	$	731,724	$	689,886

(a) Revenue is attributed to geographic regions based on location of customer.
(b) Long-lived assets include all long-term assets except those specifically excluded under *ASC Topic 280, Segment Reporting*, such as deferred income taxes and finance receivables.

19. Supplemental Consolidating Data

The supplemental consolidating data includes separate legal entity data for the Company's financial services entities, including Harley-Davidson Financial Services, Inc. and its subsidiaries, (Financial Services Entities) and all other Harley-Davidson, Inc. entities (Non-Financial Services Entities). The supplemental consolidating data is presented to highlight the separate financial statement impacts of the Company's financial services entities and its non-financial services entities. The income statement information presented below differs from reportable segment income statement information due to the allocation of legal entity consolidating adjustments to income for reportable segments. Supplemental consolidating data for 2024 is as follows (in thousands):

	Year Ended December 31, 2024			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Revenue:				
Motorcycles and related products	$ 4,157,275	$ —	$ (9,011)	$ 4,148,264
Financial services	—	1,040,203	(1,665)	1,038,538
	4,157,275	1,040,203	(10,676)	5,186,802
Costs and expenses:				
Motorcycles and related products cost of goods sold	3,005,940	—	—	3,005,940
Financial services interest expense	—	371,766	—	371,766
Financial services provision for credit losses	—	247,225	—	247,225
Selling, administrative and engineering expense	976,028	180,137	(10,921)	1,145,244
	3,981,968	799,128	(10,921)	4,770,175
Operating income	175,307	241,075	245	416,627
Other income, net	72,295	—	—	72,295
Investment income	258,964	—	(200,000)	58,964
Interest expense	30,748	—	—	30,748
Income before income taxes	475,818	241,075	(199,755)	517,138
Income tax provision	15,197	56,766	—	71,963
Net income	460,621	184,309	(199,755)	445,175
Less: (income) loss attributable to noncontrolling interests	10,182	—	—	10,182
Net income attributable to Harley-Davidson, Inc.	$ 470,803	$ 184,309	$ (199,755)	$ 455,357

	Year Ended December 31, 2023			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Revenue:				
Motorcycles and related products	$ 4,891,449	$ —	$ (8,557)	$ 4,882,892
Financial services	—	955,810	(2,224)	953,586
	4,891,449	955,810	(10,781)	5,836,478
Costs and expenses:				
Motorcycles and related products cost of goods sold	3,322,306	—	—	3,322,306
Financial services interest expense	—	332,380	—	332,380
Financial services provision for credit losses	—	227,158	—	227,158
Selling, administrative and engineering expense	1,018,670	167,861	(10,981)	1,175,550
	4,340,976	727,399	(10,981)	5,057,394
Operating income	550,473	228,411	200	779,084
Other income, net	71,808	—	—	71,808
Investment income	246,771	—	(200,000)	46,771
Interest expense	30,787	—	—	30,787
Income before income taxes	838,265	228,411	(199,800)	866,876
Income tax provision	125,356	46,474	—	171,830
Net income	712,909	181,937	(199,800)	695,046
Less: (income) loss attributable to noncontrolling interests	11,540	—	—	11,540
Net income attributable to Harley-Davidson, Inc.	$ 724,449	$ 181,937	$ (199,800)	$ 706,586

	Year Ended December 31, 2022			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Revenue:				
Motorcycles and related products	$ 4,946,005	$ —	$ (11,500)	$ 4,934,505
Financial services	—	822,530	(1,905)	820,625
	4,946,005	822,530	(13,405)	5,755,130
Costs and expenses:				
Motorcycles and related products cost of goods sold	3,403,728	—	—	3,403,728
Financial services interest expense	—	217,653	—	217,653
Financial services provision for credit losses	—	145,133	—	145,133
Selling, administrative and engineering expense	941,312	151,833	(13,807)	1,079,338
	4,345,040	514,619	(13,807)	4,845,852
Operating income	600,965	307,911	402	909,278
Other income, net	48,652	—	—	48,652
Investment income	204,538	—	(200,000)	4,538
Interest expense	31,235	—	—	31,235
Income before income taxes	822,920	307,911	(199,598)	931,233
Income tax provision	125,820	66,199	—	192,019
Net income	697,100	241,712	(199,598)	739,214
Less: (income) loss attributable to noncontrolling interests	2,194	—	—	2,194
Net income attributable to Harley-Davidson, Inc.	$ 699,294	$ 241,712	$ (199,598)	$ 741,408

	Year Ended December 31, 2024			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Net income	$ 460,621	$ 184,309	$ (199,755)	$ 445,175
Other comprehensive income (loss), net of tax:				
Foreign currency translation adjustments	(13,039)	(9,324)	—	(22,363)
Derivative financial instruments	16,621	(2,478)	—	14,143
Pension and postretirement benefit plans	(19,524)	—	—	(19,524)
	(15,942)	(11,802)	—	(27,744)
Comprehensive income	444,679	172,507	(199,755)	417,431
Less: Comprehensive loss attributable to noncontrolling interests	10,182	—	—	10,182
Comprehensive income attributable to Harley-Davidson, Inc.	$ 454,861	$ 172,507	$ (199,755)	$ 427,613

	Year Ended December 31, 2023			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Net income	$ 712,909	$ 181,937	$ (199,800)	$ 695,046
Other comprehensive income (loss), net of tax:				
Foreign currency translation adjustments	9,619	1,913	—	11,532
Derivative financial instruments	919	2,920	—	3,839
Pension and postretirement benefit plans	21,596	—	—	21,596
	32,134	4,833	—	36,967
Comprehensive income	745,043	186,770	(199,800)	732,013
Less: Comprehensive loss attributable to noncontrolling interests	11,540	—	—	11,540
Comprehensive income attributable to Harley-Davidson, Inc.	$ 756,583	$ 186,770	$ (199,800)	$ 743,553

	Year Ended December 31, 2022			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Net income	$ 697,100	$ 241,712	$ (199,598)	$ 739,214
Other comprehensive income (loss), net of tax:				
Foreign currency translation adjustments	(27,198)	(8,672)	—	(35,870)
Derivative financial instruments	(15,312)	6,877	—	(8,435)
Pension and postretirement benefit plans	(56,705)	—	—	(56,705)
	(99,215)	(1,795)	—	(101,010)
Comprehensive income	597,885	239,917	(199,598)	638,204
Less: Comprehensive loss attributable to noncontrolling interests	2,194	—	—	2,194
Comprehensive income attributable to Harley-Davidson, Inc.	$ 600,079	$ 239,917	$ (199,598)	$ 640,398

	December 31, 2024			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
ASSETS				
Current assets:				
Cash and cash equivalents	$ 1,105,663	$ 483,945	$ —	$ 1,589,608
Accounts receivable, net	294,776	65	(60,526)	234,315
Finance receivables, net	—	2,031,496	—	2,031,496
Inventories, net	745,793	—	—	745,793
Restricted cash	—	135,661	—	135,661
Other current assets	273,791	63,608	(77,635)	259,764
	2,420,023	2,714,775	(138,161)	4,996,637
Finance receivables, net	—	5,256,798	—	5,256,798
Property, plant and equipment, net	743,875	13,197	—	757,072
Pension and postretirement assets	440,825	—	—	440,825
Goodwill	61,655	—	—	61,655
Deferred income taxes	88,734	88,109	(1,017)	175,826
Lease assets	60,628	3,225	—	63,853
Other long-term assets	221,694	26,805	(119,586)	128,913
	$ 4,037,434	$ 8,102,909	$ (258,764)	$ 11,881,579
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$ 275,314	$ 83,930	$ (60,526)	$ 298,718
Accrued liabilities	515,830	155,437	(77,307)	593,960
Short-term deposits, net	—	173,099	—	173,099
Short-term debt	—	640,204	—	640,204
Current portion of long-term debt, net	449,831	1,401,682	—	1,851,513
	1,240,975	2,454,352	(137,833)	3,557,494
Long-term deposits, net	—	377,487	—	377,487
Long-term debt, net	296,969	4,171,696	—	4,468,665
Lease liabilities	44,520	2,900	—	47,420
Pension and postretirement liabilities	53,874	—	—	53,874
Deferred income taxes	15,765	1,124	—	16,889
Other long-term liabilities	139,373	60,123	1,754	201,250
Commitments and contingencies (Note 15)				
Shareholders' equity	2,245,958	1,035,227	(122,685)	3,158,500
	$ 4,037,434	$ 8,102,909	$ (258,764)	$ 11,881,579

| | December 31, 2023 | | | |
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
ASSETS				
Current assets:				
Cash and cash equivalents	$ 1,127,400	$ 406,406	$ —	$ 1,533,806
Accounts receivable, net	415,004	32	(147,836)	267,200
Finance receivables, net	—	2,113,729	—	2,113,729
Inventories, net	929,951	—	—	929,951
Restricted cash	—	104,642	—	104,642
Other current assets	148,006	73,976	(7,581)	214,401
	2,620,361	2,698,785	(155,417)	5,163,729
Finance receivables, net	—	5,384,536	—	5,384,536
Property, plant and equipment, net	710,982	20,742	—	731,724
Pension and postretirement assets	413,107	—	—	413,107
Goodwill	62,696	—	—	62,696
Deferred income taxes	79,151	83,379	(1,346)	161,184
Lease assets	66,166	3,484	—	69,650
Other long-term assets	228,261	39,208	(113,541)	153,928
	$ 4,180,724	$ 8,230,134	$ (270,304)	$ 12,140,554
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$ 323,798	$ 173,200	$ (147,836)	$ 349,162
Accrued liabilities	509,725	144,622	(7,488)	646,859
Short-term deposits, net	—	253,309	—	253,309
Short-term debt	—	878,935	—	878,935
Current portion of long-term debt, net	—	1,255,999	—	1,255,999
	833,523	2,706,065	(155,324)	3,384,264
Long-term deposits, net	—	194,473	—	194,473
Long-term debt, net	746,077	4,244,509	—	4,990,586
Lease liabilities	48,433	3,415	—	51,848
Pension and postretirement liabilities	59,772	—	—	59,772
Deferred income taxes	30,266	3,248	—	33,514
Other long-term liabilities	150,171	21,725	1,906	173,802
Commitments and contingencies (Note 15)				
Shareholders' equity	2,312,482	1,056,699	(116,886)	3,252,295
	$ 4,180,724	$ 8,230,134	$ (270,304)	$ 12,140,554

	Year Ended December 31, 2024			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Cash flows from operating activities:				
Net income	$ 460,621	$ 184,309	$ (199,755)	$ 445,175
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	151,316	9,357	—	160,673
Amortization of deferred loan origination costs	—	70,745	—	70,745
Amortization of financing origination fees	721	13,242	—	13,963
Provision for long-term employee benefits	(54,008)	—	—	(54,008)
Employee benefit plan contributions and payments	(5,078)	—	—	(5,078)
Stock compensation expense	46,960	2,045	—	49,005
Net change in wholesale finance receivables related to sales	—	—	46,884	46,884
Provision for credit losses	—	247,225	—	247,225
Deferred income taxes	(21,136)	(4,811)	(329)	(26,276)
Other, net	17,289	25	(244)	17,070
Changes in current assets and liabilities:				
Accounts receivable, net	107,088	—	(87,310)	19,778
Finance receivables - accrued interest and other	—	36	—	36
Inventories, net	164,609	—	—	164,609
Accounts payable and accrued liabilities	(27,273)	(73,795)	45,632	(55,436)
Other current assets	(110,404)	9,818	70,054	(30,532)
	270,084	273,887	74,687	618,658
Net cash provided by operating activities	730,705	458,196	(125,068)	1,063,833
Cash flows from investing activities:				
Capital expenditures	(194,707)	(1,856)	—	(196,563)
Origination of finance receivables	—	(6,464,892)	2,825,613	(3,639,279)
Collections on finance receivables	—	6,340,885	(2,900,545)	3,440,340
Other investing activities	8,172	—	4,000	12,172
Net cash used by investing activities	(186,535)	(125,863)	(70,932)	(383,330)

	Year Ended December 31, 2024			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Cash flows from financing activities:				
Proceeds from issuance of medium-term notes	—	495,856	—	495,856
Repayments of medium-term notes	—	(660,780)	—	(660,780)
Proceeds from securitization debt	—	1,145,211	—	1,145,211
Repayments of securitization debt	—	(1,078,248)	—	(1,078,248)
Borrowings of asset-backed commercial paper	—	469,986	—	469,986
Repayments of asset-backed commercial paper	—	(258,077)	—	(258,077)
Net decrease in unsecured commercial paper	—	(237,340)	—	(237,340)
Net increase in deposits	—	102,119	—	102,119
Dividends paid	(91,224)	(200,000)	200,000	(91,224)
Repurchase of common stock	(459,829)	—	—	(459,829)
Other financing activities	11	4,000	(4,000)	11
Net cash used by financing activities	(551,042)	(217,273)	196,000	(572,315)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(14,865)	(1,280)	—	(16,145)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (21,737)	$ 113,780	$ —	$ 92,043
Cash, cash equivalents and restricted cash:				
Cash, cash equivalents and restricted cash, beginning of period	$ 1,127,400	$ 521,411	$ —	$ 1,648,811
Net (decrease) increase in cash, cash equivalents and restricted cash	(21,737)	113,780	—	92,043
Cash, cash equivalents and restricted cash, end of period	$ 1,105,663	$ 635,191	$ —	$ 1,740,854

	Year Ended December 31, 2023			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Cash flows from operating activities:				
Net income	$ 712,909	$ 181,937	$ (199,800)	$ 695,046
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	149,187	8,925	—	158,112
Amortization of deferred loan origination costs	—	85,018	—	85,018
Amortization of financing origination fees	709	12,499	—	13,208
Provision for long-term employee benefits	(67,624)	—	—	(67,624)
Employee benefit plan contributions and payments	(5,736)	—	—	(5,736)
Stock compensation expense	79,311	3,590	—	82,901
Net change in wholesale finance receivables related to sales	—	—	(387,743)	(387,743)
Provision for credit losses	—	227,158	—	227,158
Deferred income taxes	(26,720)	(3,663)	324	(30,059)
Other, net	(18,480)	(21,033)	(200)	(39,713)
Changes in current assets and liabilities:				
Accounts receivable, net	(42,312)	—	30,869	(11,443)
Finance receivables - accrued interest and other	—	(339)	—	(339)
Inventories, net	21,257	—	—	21,257
Accounts payable and accrued liabilities	(21,957)	67,635	(17,108)	28,570
Other current assets	(11,283)	(5,482)	3,039	(13,726)
	56,352	374,308	(370,819)	59,841
Net cash provided by operating activities	769,261	556,245	(570,619)	754,887
Cash flows from investing activities:				
Capital expenditures	(202,325)	(5,079)	—	(207,404)
Origination of finance receivables	—	(7,284,431)	3,410,889	(3,873,542)
Collections on finance receivables	—	6,611,092	(3,040,270)	3,570,822
Other investing activities	(4,680)	—	2,500	(2,180)
Net cash used by investing activities	(207,005)	(678,418)	373,119	(512,304)

	Year Ended December 31, 2023			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Cash flows from financing activities:				
Proceeds from issuance of medium-term notes	—	1,446,304	—	1,446,304
Repayments of medium-term notes	—	(1,056,680)	—	(1,056,680)
Proceeds from securitization debt	—	1,045,547	—	1,045,547
Repayments of securitization debt	—	(1,193,526)	—	(1,193,526)
Borrowings of asset-backed commercial paper	—	42,429	—	42,429
Repayments of asset-backed commercial paper	—	(237,370)	—	(237,370)
Net increase in unsecured commercial paper	—	107,146	—	107,146
Net increase in deposits	—	129,855	—	129,855
Dividends paid	(96,310)	(200,000)	200,000	(96,310)
Repurchase of common stock	(363,987)	—	—	(363,987)
Other financing activities	1,946	2,500	(2,500)	1,946
Net cash (used) provided by financing activities	(458,351)	86,205	197,500	(174,646)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,697	—	—	1,697
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 105,602	$ (35,968)	$ —	$ 69,634
Cash, cash equivalents and restricted cash:				
Cash, cash equivalents and restricted cash, beginning of period	$ 1,021,798	$ 557,379	$ —	$ 1,579,177
Net increase (decrease) in cash, cash equivalents and restricted cash	105,602	(35,968)	—	69,634
Cash, cash equivalents and restricted cash, end of period	$ 1,127,400	$ 521,411	$ —	$ 1,648,811

	Year Ended December 31, 2022			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Cash flows from operating activities:				
Net income	$ 697,100	$ 241,712	$ (199,598)	$ 739,214
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	143,276	8,666	—	151,942
Amortization of deferred loan origination costs	—	94,914	—	94,914
Amortization of financing origination fees	700	14,405	—	15,105
Provision for long-term employee benefits	(21,891)	—	—	(21,891)
Employee benefit plan contributions and payments	(14,320)	—	—	(14,320)
Stock compensation expense	50,954	3,399	—	54,353
Net change in wholesale finance receivables related to sales	—	—	(198,623)	(198,623)
Provision for credit losses	—	145,133	—	145,133
Deferred income taxes	(11,988)	(3,925)	(23)	(15,936)
Other, net	(5,745)	(6,880)	(402)	(13,027)
Changes in current assets and liabilities:				
Accounts receivable, net	(96,826)	—	14,441	(82,385)
Finance receivables - accrued interest and other	—	414	—	414
Inventories, net	(254,170)	—	—	(254,170)
Accounts payable and accrued liabilities	(6,840)	27,069	(15,726)	4,503
Other current assets	(54,516)	(3,559)	1,310	(56,765)
	(271,366)	279,636	(199,023)	(190,753)
Net cash provided by operating activities	425,734	521,348	(398,621)	548,461
Cash flows from investing activities:				
Capital expenditures	(147,272)	(4,397)	—	(151,669)
Origination of finance receivables	—	(7,960,123)	3,401,289	(4,558,834)
Collections on finance receivables	—	7,137,669	(3,202,668)	3,935,001
Other investing activities	2,491	—	—	2,491
Net cash used by investing activities	(144,781)	(826,851)	198,621	(773,011)

	Year Ended December 31, 2022			
	Non-Financial Services Entities	Financial Services Entities	Consolidating Adjustments	Consolidated
Cash flows from financing activities:				
Proceeds from issuance of medium-term notes	—	495,785	—	495,785
Repayments of medium-term notes	—	(950,000)	—	(950,000)
Proceeds from securitization debt	—	1,826,891	—	1,826,891
Repayments of securitization debt	—	(1,442,860)	—	(1,442,860)
Borrowings of asset-backed commercial paper	—	448,255	—	448,255
Repayments of asset-backed commercial paper	—	(302,922)	—	(302,922)
Net increase in unsecured commercial paper	—	16,003	—	16,003
Net increase in deposits	—	26,605	—	26,605
Dividends paid	(93,180)	(200,000)	200,000	(93,180)
Repurchase of common stock	(338,627)	—	—	(338,627)
Cash received from business combination	114,068	—	—	114,068
Other financing activities	(1,985)	—	—	(1,985)
Net cash (used) provided by financing activities	(319,724)	(82,243)	200,000	(201,967)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(17,636)	(1,889)	—	(19,525)
Net decrease in cash, cash equivalents and restricted cash	$ (56,407)	$ (389,635)	$ —	$ (446,042)
Cash, cash equivalents and restricted cash:				
Cash, cash equivalents and restricted cash, beginning of period	$ 1,078,205	$ 947,014	$ —	$ 2,025,219
Net decrease in cash, cash equivalents and restricted cash	(56,407)	(389,635)	—	(446,042)
Cash, cash equivalents and restricted cash, end of period	$ 1,021,798	$ 557,379	$ —	$ 1,579,177

20. Subsequent Event

In February 2025, the Company transferred $179.5 million of U.S. retail motorcycle finance receivables to an SPE which, in turn, issued $155.0 million of debt to the U.S. Conduit Facilities.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures – In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K, the Company's management evaluated, with the participation of the Company's President and Chief Executive Officer and the Chief Financial Officer and President, Commercial, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon their evaluation of these disclosure controls and procedures, the President and Chief Executive Officer and the Chief Financial Officer and President, Commercial have concluded that the disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission rules and forms, and to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Executive Officer and its Chief Financial Officer and President, Commercial, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting – The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria established in *Internal Control – Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation under the framework in *Internal Control – Integrated Framework,* management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2024. Ernst & Young LLP, an independent registered public accounting firm, has audited the *Consolidated financial statements* included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included herein, on the effectiveness of the Company's internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm – The attestation report required under this Item 9A is contained in *Item 8. Financial Statements and Supplementary Data* of this Annual Report on Form 10-K under the heading *Report of Independent Registered Public Accounting Firm*.

Changes in Internal Controls – There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2024, no director or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

The information to be included in the Company's definitive proxy statement for the 2025 annual meeting of shareholders (the Proxy Statement) under the captions *Questions and Answers about the Company – Who are our executive officers for SEC purposes?*, *Board Matters and Corporate Governance – Audit and Finance Committee, Proposal 1: Election of*

Directors, *Audit and Finance Committee Report*, and *Board Matters and Corporate Governance – Independence of Directors* is incorporated by reference herein.

The information on beneficial ownership reporting compliance will be contained under the caption *Section 16(A) Beneficial Ownership Reporting - Delinquent Section 16(A) Reports* in our 2025 proxy statement and is incorporated herein by reference.

The Company has adopted the Harley-Davidson, Inc. Financial Code of Ethics applicable to the Company's Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other persons performing similar finance functions. The Company has posted a copy of the Harley-Davidson, Inc. Financial Code of Ethics on the Company's website at http://investor.harley-davidson.com/. The Company intends to satisfy the disclosure requirements under Item 5.05 of the Securities and Exchange Commission's Current Report on Form 8-K regarding amendments to, or waivers from, the Harley-Davidson, Inc. Financial Code of Ethics by posting such information on its website at www.harley-davidson.com. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of its securities by the Company and its directors, officers, employees, and other designated individuals, which is designed to promote compliance with all applicable insider trading laws, rules and regulations and NYSE listing standards. A copy of this policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information to be included in the Proxy Statement under the captions *Executive Compensation* and *Human Resources Committee Report on Executive Compensation* is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information to be included in the Proxy Statement under the caption *Common Stock Ownership of Certain Beneficial Owners and Management* is incorporated by reference herein.

The following table provides information about the Company's equity compensation plans as of December 31, 2024:

Plan Category	Number of securities to be issued upon the exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Plan approved by shareholders:			
Management employees	528,173	$ 38.06	3,722,017
Plan not approved by shareholders:			
Non-employee Board of Directors	—	$ —	47,472
	528,173		3,769,489

Documents for the Company's equity compensation plans have been filed with the Securities and Exchange Commission on a timely basis and included in the list of exhibits to this Annual Report on Form 10-K.

Under the Company's management plan its Board of Directors may grant to employees share-based awards including restricted stock units (RSUs), performance shares, aspirational performance shares and nonqualified stock options. RSUs vest ratably over a three-year period. Performance shares include a three-year performance period with vesting based on achievement of internal performance targets and, beginning with the 2021 grant, include a vesting component based on a Total Shareholder Return (TSR) relative to a peer group. Aspirational performance shares are earned only to the extent the aspirational share price goals for the Company's stock are achieved by December 31, 2025. If a share price goal is met, then 50% of the associated aspirational performance shares vest and the remaining 50% vest on the one-year anniversary of the date on which the share price goal was achieved. Dividend or dividend equivalents are paid on RSUs, performance shares and aspirational shares that ultimately vest. Stock options granted under the Plan have an exercise price equal to the fair market value of the underlying stock at the date of grant and for grants made prior to 2021 vest ratably over a three-year period with the first one-third of the grant becoming exercisable one year after the date of grant. Stock options granted under the Plan in 2021 include a service component to vest and a market condition to become exercisable. The 2021 stock options expire 10 years from the grant date or, if the grantee's employment ceases prior to December 31, 2023, 6 years from the grant date. Stock options granted prior to 2021 expire 10 years from the date of grant.

The Company's Director Compensation Policy provides non-employee Directors with compensation that includes an annual retainer as well as a grant of share units. The payment of share units is deferred until a Director ceases to serve as a Director and the share units are payable at that time in actual shares of common stock. The Company's Director Compensation Policy also provides that a non-employee Director may elect to receive 50% or 100% of the annual retainer to be paid in each calendar year in the form of common stock based upon the fair market value of the common stock at the time of the annual meeting of shareholders. Each Director must receive a minimum of one-half of their annual retainer in common stock until the Director reaches the Director stock ownership guidelines defined below.

In May 2021, the Human Resources Committee of the Company's Board of Directors approved updated stock ownership guidelines (Ownership Guidelines). The Ownership Guidelines stipulate that all Directors hold five times their annual retainer in shares of common stock, the Chief Executive Officer hold six times his or her base salary in shares of common stock or certain rights to acquire common stock and Senior Management Leaders and other Senior leaders (Senior Executives) hold from one time to three times of their base salary in shares of common stock, or certain rights to acquire common stock, depending on their level. The Directors, the Chief Executive Officer and Senior Executives have five years from either: (i) the date they are elected a Director, become the Chief Executive Officer or become a Senior Executive; or (ii) May 20, 2021, whichever is longer, to accumulate the appropriate number of shares of common stock. Restricted stock, RSUs, shares held in 401(k) accounts, deferred stock units and shares of common stock held directly count toward satisfying the guidelines for common stock ownership.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information to be included in the Company's Proxy Statement under the captions *Certain Transactions* and *Board Matters and Corporate Governance – Independence of Directors* are incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

The information to be included in the Company's Proxy Statement under the caption *Proposal 3: Ratification of the Selection of Independent Registered Public Accounting Firm – Fees Paid to Ernst & Young LLP* is incorporated by reference herein.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Form 10-K:

Reference is made to the separate *Index to Exhibits* contained on the following pages filed herewith.

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules.

Item 16. Form 10-K Summary

None.

HARLEY-DAVIDSON, INC.
SCHEDULE II - CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2024, 2023 and 2022
(In thousands)

	2024	2023	2022
Accounts receivable - Allowance for doubtful accounts			
Balance, beginning of period	$ 2,082	$ 2,887	$ 2,440
Provision charged to expense	1,548	46	679
Reserve adjustments	(96)	54	(89)
Write-offs, net of recoveries	(180)	(905)	(143)
Balance, end of period	$ 3,354	$ 2,082	$ 2,887
Finance receivables - Allowance for credit losses			
Balance, beginning of period	$ 381,966	$ 358,711	$ 339,379
Provision for credit losses	247,225	227,158	145,133
Charge-offs, net of recoveries	(228,008)	(203,903)	(125,801)
Balance, end of period	$ 401,183	$ 381,966	$ 358,711
Inventories - Allowance for obsolescence[a]			
Balance, beginning of period	$ 110,246	$ 84,587	$ 62,969
Provision charged to expense	19,138	45,093	29,060
Reserve adjustments	(608)	519	(366)
Write-offs, net of recoveries	(44,148)	(19,953)	(7,076)
Balance, end of period	$ 84,628	$ 110,246	$ 84,587
Deferred tax assets - Valuation allowance			
Balance, beginning of period	$ 48,516	$ 40,878	$ 33,596
Adjustments	10,797	7,638	7,282
Balance, end of period	$ 59,313	$ 48,516	$ 40,878

(a)   Inventory obsolescence reserves deducted from cost determined on first-in, first-out (FIFO) basis, before deductions for last-in, first-out (LIFO) valuation reserves.

INDEX TO EXHIBITS
[Items 15(a)(3) and 15(c)]

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of December 12, 2021, by and among Harley-Davidson, Inc., AEA-Bridges Impact Corp., LW EV Holdings, Inc., LW EV Merger Sub, Inc. and LiveWire EV, LLC (incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated December 15, 2021 (File No. 1-9183))
3.1	Restated Articles of Incorporation of Harley-Davidson, Inc. as amended through May 28, 2020 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2021 (File No. 1-9183))
3.2	Amended and Restated By-Laws of Harley-Davidson, Inc., effective as of February 4, 2022 (incorporated herein by reference to Exhibit 3.01 to the Registrant's Current Report on Form 8-k dated February 8, 2022 (File No. 1-9183))
4.1	5-Year Credit Agreement, dated as of April 6, 2018, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto and JPMorgan Chase Bank, N.A., as among other things, global administrative agent 2020 (incorporated herein by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 2018 (File No. 1-9183))
4.2	Amendment No. 2 to 5-Year Credit Agreement, dated as of April 1, 2020, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto and JPMorgan Chase Bank, N.A., as, among other things, global administrative agent, relating to the 5-Year Credit Agreement, dated as of April 6, 2018, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto and JPMorgan Chase Bank, N.A., as among other things, global administrative agent (incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2020 (File No. 1-9183))
4.3	Officers' Certificate, dated February 9, 2018, pursuant to Sections 102 and 301 of the Indenture, dated March 4, 2011, with the form of 3.350% Medium-Term Notes due 2023 (incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 2018 (File No. 1-9183))
4.4	Fiscal Agency Agreement, dated November 19, 2019, relating to the 0.9% Medium Term Notes due November 2024, among certain subsidiaries of the Company, The Bank of New York Mellon Trust Company, N.A. and The Bank of New York Mellon, London Branch (incorporated herein by reference to Exhibit 4.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 1-9183))
4.5	Fiscal Agency Agreement, dated May 19, 2020, relating to the 3.875% Medium Term Notes due May 2023, among certain subsidiaries of the Company, The Bank of New York Mellon, London Branch and The Bank of New York Mellon SA/NV, Luxembourg Branch (incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2020 (File No. 1-9183))
4.6	Officers' Certificate, dated June 8, 2020, pursuant to Sections 102 and 301 of the Indenture, dated March 4, 2011, with the form of 3.350% Medium-Term Notes due 2025 (incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2020 (File No. 1-9183))
4.7	Officers' Certificate, dated July 28, 2015 establishing the form of 3.500% Senior Notes due 2025 and 4.625% Senior Notes due 2045 (incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on From 8-K dated July 28, 2015 (File No. 1-9183))
4.8	Indenture, dated as of March 4, 2011, among Harley-Davidson Financial Services, Inc., Issuer, Harley-Davidson Credit Corp., Guarantor, and Bank of New York Mellon Trust Company, N.A., Trustee (incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 1, 2011 (File No. 1-9183))
4.9	Indenture, dated July 28, 2015, by and between Harley-Davidson, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee. (incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated July 28, 2015 (File No. 1-9183))
4.10	Description of Registrant's Securities (incorporated herein by reference to Exhibit 4.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 1-9183))
4.11	Officers' Certificate, dated February 14, 2022, pursuant to Sections 102 and 301 of the Indenture, dated December 18, 2020, with the form of 3.050% Medium-Term Notes due 2027 (incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 27, 2022 (File No. 9183))
4.12	Second Amended and Restated 5-Year Credit Agreement, dated as of April 7, 2022, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto, and JPMorgan Chase Bank, N.A., as, among other things, global administrative agent, relating to the 5-year Credit Agreement, dated as of April 1, 2020, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto and JPMorgan Chase Bank, N.A., as among other things, global administrative agent (incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 27, 2022 (File No. 9183))

Various instruments relating to the Company's long-term debt described in this report need not be filed herewith pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The registrant, by signing this report, agrees to furnish the Securities and Exchange Commission, upon its request, with a copy of any such instrument.

* Represents a management contract or compensatory plan, contract or arrangement in which a Director or named executive officer of the Company participated.

INDEX TO EXHIBITS
[Items 15(a)(3) and 15(c)]

Exhibit No.	Description
4.13	Second Amended and 7-Year Restated Credit Agreement, dated as of April 7, 2022, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto, and JPMorgan Chase Bank, N.A., as, among other things, global administrative agent, relating to the 7-year Credit Agreement, dated as of April 1, 2020, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto and JPMorgan Chase Bank, N.A., as among other things, global administrative agent (incorporated herein by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 27, 2022 (File No. 1-9183))
4.14	Officers' Certificate, dated March 10, 2023, pursuant to Sections 102 and 301 of the Indenture, dated December 18, 2020, with the form of 6.50% Medium-Term Notes due 2028 (incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 1-9183))
4.15	Officers' Certificate, dated April 3, 2023, pursuant to a fiscal agency agreement dated April 5, 2023, with the form of 5.125% Guaranteed Notes due 2026 (incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 1-9183))
4.16	Third Amended and Restated 5-Year Credit Agreement, dated as of April 12, 2024, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto, and JP Morgan Chase Bank, N.A., as, among other things, global administrative agent, relating to the Second Amended and Restated 5-Year Credit Agreement, dated April 7, 2022, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto and JP Morgan Chase Bank, N.A., as among other things, global administrating agent (incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-09183))
4.17	Third Amended and Restated 7-Year Credit Agreement, dated as of April 12, 2024, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto, and JP Morgan Chase Bank, N.A., as, among other things, global administrative agent, relating to the Second Amended and Restated 7-Year Credit Agreement, dated April 7, 2022, among the Company, certain subsidiaries of the Company, the financial institutions parties thereto and JP Morgan Chase Bank, N.A., as among other things, global administrating agent (incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-09183))
4.18	Officers' Certificate, dated June 11, 2024, pursuant to Sections 2.02 and 3.01 of the Indenture, dated December 18, 2020, with the form of 5.950% Medium-Term Notes due 2029 (incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 001-09183))
10.1*	Harley-Davidson, Inc. 2009 Incentive Stock Plan (incorporated herein by reference to Appendix A to the Company's definitive proxy statement on Schedule 14A for the Company's Annual Meeting of Shareholders held on April 25, 2009 filed on April 3, 2009 (File No. 1-9183))
10.2*	Form of Notice of Grant of Stock Options and Option Agreement of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2009 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2010 (File No. 1-9183))
10.3*	Form of Notice of Grant of Stock Options and Option Agreement (Transition Agreement) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2009 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2010 (File No. 1-9183))
10.4*	Form of Notice of Special Grant of Stock Options and Option Agreement (Transition Agreement) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2009 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2010 (File No. 1-9183))
10.5*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2009 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2010 (File No. 1-9183))
10.6*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Transition Agreement) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2009 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2010 (File No. 1-9183))
10.7*	Amended and Restated Harley-Davidson, Inc. 2014 Incentive Stock Plan as amended effective January 25, 2019 (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 1-9183))
10.8*	Form of Notice of Grant of Stock Options and Stock Option Agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2014 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2015 (File No. 1-9183))
10.9*	Form of Notice of Grant of Stock Options and Stock Option Agreement (Transition Agreement) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2014 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2015 (File No. 1-9183))

*   Represents a management contract or compensatory plan, contract or arrangement in which a Director or named executive officer of the Company participated.

\#   Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Regulation S-K, Item 601(b)(10).

Exhibit No.	Description
10.10*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2024
10.11*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard International) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2024
10.12*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2025
10.13*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard International) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2025
10.14*	Form of Notice of Award of Performance Shares and Performance Shares Agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2025
10.15*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard), Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard International), Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Special), and Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Special Retention) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2014 Incentive Stock Plan first approved for use in February 2019 (incorporated herein by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 1-9183))
10.16*	Form of Notice of Award of Performance Shares and Performance Shares Agreement (Standard) and Form of Notice of Award of Performance Share Units and Performance Share Unit Agreement (Standard International) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2014 Incentive Stock Plan first approved for use in February 2019 (incorporated herein by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 1-9183))
10.17*	Form of Notice of Award of Performance Shares and Performance Shares Agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2024 (incorporated herein by reference to Exhibit 10.56 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-09183))
10.18*	Harley-Davidson, Inc. 2020 Incentive Stock Plan (incorporated herein by reference to Appendix A to the Company's definitive proxy statement on Schedule 14A for the Company's Annual Meeting of Shareholders held on May 21, 2020 filed on April 9, 2020 (File No. 1-9183))
10.19*	Form of Notice of Grant of Stock Options and Option Agreement of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan to Mr. Zeitz (incorporated herein by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 1-9183))
10.20*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard), Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard International), Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Special), Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Special Retention), Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Special International Retention), Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (All-US), and Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (All-International) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2021 (incorporated herein by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 1-9183))
10.21*	Form of Notice of Award of Performance Shares and Performance Shares Agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2021 (incorporated herein by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 1-9183))
10.22*	Amended and Restated Harley-Davidson, Inc. Director Stock Plan as amended effective May 19, 2023 (incorporated herein by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-09183))
10.23*	Director Compensation Policy approved April 29, 2016 (incorporated herein by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 2016 (File No. 1-9183))
10.24*	Harley-Davidson Retiree Insurance Allowance Plan, as amended and restated effective January 1, 2016 (incorporated herein by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 1-9183))
10.25*	Harley-Davidson Pension Benefit Restoration Plan as amended and restated effective January 1, 2009 (incorporated herein by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-9183))

*   Represents a management contract or compensatory plan, contract or arrangement in which a Director or named executive officer of the Company participated.

\#   Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Regulation S-K, Item 601(b)(10).

Exhibit No.	Description
10.26*	Deferred Compensation Plan for Nonemployee Directors as amended and restated effective January 1, 2009 (incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-9183))
10.27*	Harley-Davidson Management Deferred Compensation Plan as amended and restated effective January 1, 2017 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 25, 2016 (File No. 1-9183))
10.28*	Harley-Davidson, Inc. Short-Term Incentive Plan for Senior Executives (incorporated herein by reference to Appendix D to the Company's definitive proxy statement on Schedule 14A for the Company's Annual Meeting of Shareholders held April 30, 2011 (File No. 1-9183))
10.29*	Amended and Restated Harley-Davidson, Inc. Employee Incentive Plan as amended effective January 1, 2021 (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 26, 2021 (File No. 1-9183))
10.30*	Executive Severance Plan amendments through May 31, 2021 (incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 1-9183))
10.31*	Form of Transition Agreement between the Registrant and each of Messrs. Zeitz, Krause, Root, Koval, and Krishnan and Ms. Termaat (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2020 (File No. 1-9183))
10.32*	Acting President and Chief Executive Officer offer letter (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2020 (File No. 1-9183))
10.33*	President and Chief Executive Officer letter agreement dated December 1, 2021 (incorporated herein by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 1-9183))
10.34	Settlement Agreement, dated March 27, 2020, by and among Harley-Davidson, Inc., and Impala Master Fund Ltd. and Impala Asset Management LLC (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 30, 2020 (File No. 1-9183))
10.35	Long Term Collaboration Agreement, dated as of December 12, 2021, by and between LiveWire EV, LLC and Kwang Yang Motor Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 15, 2021 (File No. 1-9183))
10.36	Form of Investment Agreement (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed December 15, 2021 (File No. 1-9183))
10.37	Cooperation Agreement, dated as of February 2, 2022, by and among Harley-Davidson, Inc. and H Management and certain of its affiliates (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 3, 2021 (File No. 1-9183))
10.38*	Amended and restated Harley-Davidson, Inc. 2020 Incentive Stock Plan (incorporated herein by reference to Appendix A to the Company's definitive proxy statement on Schedule 14A for the Company's Annual Meeting of Shareholders held on May 12, 2022 filed on April 1, 2022 (File No. 1-9183))
10.39*	Harley-Davidson, Inc. 2022 Aspirational Incentive Stock Plan (incorporated herein by reference to Appendix B to the Company's definitive proxy statement on Schedule 14A for the Company's Annual Meeting of Shareholders held on May 12, 2022 filed on April 1, 2022 (File No. 1-9183))
10.40*	Form of Notice of Award of Performance Shares and Performance Shares Agreement (Aspirational Incentive Stock Plan - Non-CEO Award), Form of Notice of Award of Performance Shares and Performance Shares Agreement (Aspirational Incentive Stock Plan - CEO Award) (incorporated herein by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-Q for the quarter ended September 25, 2022 (File No. 1-9183))
10.41*	Form of Notice of Award of Performance Shares and Performance Shares Agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2023 (incorporated herein by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 1-9183))
10.42*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2023 (incorporated herein by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-09183))
10.43*	Form of Notice of Award of Restricted Stock Units and Restricted Stock Unit Agreement (Standard International) of Harley-Davidson, Inc. under the Harley-Davidson, Inc. 2020 Incentive Stock Plan first approved for use in February 2023 (incorporated herein by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 1-9183))

*   Represents a management contract or compensatory plan, contract or arrangement in which a Director or named executive officer of the Company participated.

\#   Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Regulation S-K, Item 601(b)(10).

Exhibit No.	Description
10.44	Form of Investment Agreements (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 (File No. 333-262573) filed on February 7, 2022).
10.45	Registration Rights Agreement, dated as of September 26, 2022 by and among LiveWire EV, LLC and the holders party thereto (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.46#	Separation Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.47	Tax Matters Agreement, dated as of September 26, 2022, by and among LiveWire Group, Inc. and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.48#	Contract Manufacturing Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC and Harley-Davidson Motor Company Group, LLC. (incorporated herein by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.49#	Transition Services Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC. and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.50#	Master Services Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.51#	Intellectual Property License Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.52#	Trademark License Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.53#	Joint Development Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.54*	Employee Matters Agreement, dated as of September 26, 2022, by and among LiveWire EV, LLC and Harley-Davidson, Inc. (incorporated herein by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K filed September 26, 2022 (File No. 1-9183))
10.55	Investor Support Agreement, dated as of December 12, 2021, by and among AEA-Bridges Sponsor LLC, LiveWire EV, LLC, LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), Harley-Davidson, Inc., John Garcia, John Replogle, and George Serafeim (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 (File No. 333-262573), filed on May 20, 2022).
19	Harley-Davidson, Inc. Insider Trading Policy
21	Harley-Davidson, Inc. Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Chief Executive Officer Certification pursuant to Rule 13a-14(a)
31.2	Chief Financial Officer Certification pursuant to Rule 13a-14(a)
32	Written Statement of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. §1350
97	Financial Statement Compensation Recoupment Policy
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Represents a management contract or compensatory plan, contract or arrangement in which a Director or named executive officer of the Company participated.

\# Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Regulation S-K, Item 601(b)(10).

INDEX TO EXHIBITS
[Items 15(a)(3) and 15(c)]

Exhibit No.	Description
104	Cover Page Interactive Data File - formatted in Inline XBRL and contained in Exhibit 101

*   Represents a management contract or compensatory plan, contract or arrangement in which a Director or named executive officer of the Company participated.

\#   Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Regulation S-K, Item 601(b)(10).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2025.

HARLEY-DAVIDSON, INC.

By: /s/ Jochen Zeitz
                Jochen Zeitz
                President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2025.

Name	Title
/s/ Jochen Zeitz Jochen Zeitz	Chairman, President and Chief Executive Officer (Principal executive officer)
/s/ Jonathan R. Root Jonathan R. Root	Chief Financial Officer and President, Commercial (Principal financial officer)
/s/ Mark R. Kornetzke Mark R. Kornetzke	Chief Accounting Officer (Principal accounting officer)
/s/ Troy Alstead Troy Alstead	Director
/s/ Jared D. Dourdeville Jared D. Dourdeville	Director
/s/ James Duncan Farley, Jr. James Duncan Farley, Jr.	Director
/s/ Allan Golston Allan Golston	Director
/s/ Sara Levinson Sara Levinson	Director
/s/ Norman Thomas Linebarger Norman Thomas Linebarger	Presiding Director
/s/ Rafeh Masood Rafeh Masood	Director
/s/ Maryrose Sylvester Maryrose Sylvester	Director

**Notice of Award of Restricted Stock Units
And Restricted Stock Unit Agreement
(Standard)**

Harley-Davidson, Inc.
ID:39-1805420
3700 West Juneau Avenue
Milwaukee, WI 53208

<first_name><Last_name
ID: <emp_id>

Restricted Stock Units
Plan: 2020 Incencitve Stock Plans

_____

Effective **<award_date>** (the "Grant Date"), you have been granted Restricted Stock Units with respect to **<shares_awarded>** shares of Common Stock of Harley-Davidson, Inc. ("HDI") under HDI's 2020 Incentive Stock Plan (the "Plan").

Subject to accelerated vesting and forfeiture as described in Exhibit A, a portion of the Restricted Stock Units (Restricted Stock Units with the same scheduled vesting date are referred to as a "Tranche") shall vest in accordance with the following schedule:

Restricted Stock Units Tranche	Vesting Date
One-third of the Restricted Stock Units (Tranche #1)	The first anniversary of the Grant Date
An additional one-third of the Restricted Stock Units (Tranche #2)	The second anniversary of the Grant Date
The final one-third of the Restricted Stock Units (Tranche #3)	The third anniversary of the Grant Date

If application of the above schedule on the first vesting date or the second vesting date would produce vesting in a fraction of a Restricted Stock Unit, then the number of Restricted Stock Units that become vested on that vesting date shall be rounded down to the next lower whole number of Restricted Stock Units, and the fractional Restricted Stock Unit shall be carried forward into the next Tranche of Restricted Stock Units.

You may not sell, transfer or otherwise convey an interest in or pledge any of your Restricted Stock Units.

The Restricted Stock Units are granted under and governed by the terms and conditions of the Plan and this Restricted Stock Unit Agreement including Exhibit A. Additional provisions regarding your Restricted Stock Units and definitions of capitalized terms used and not defined in this Restricted Stock Unit Agreement can be found in the Plan.

HARLEY-DAVIDSON, INC.

Tori Termaat
Chief Human Resources Officer

Exhibit A to Restricted Stock Unit Agreement

Confidential Information: In consideration of your agreement to the terms of this Restricted Stock Unit Agreement by your acceptance of this Restricted Stock Unit Agreement, the Company promises to disclose to you from time to time confidential and competitively sensitive information concerning, among other things, the Company and its strategies, objectives, performance and business prospects. You may use this information to perform your duties to the Company as well as in determining whether to accept an equity award. You shall not use and/or disclose this information for any purpose prohibited by the Company's policies and guidelines concerning insider trading and/or as otherwise prohibited by this Restricted Stock Unit Agreement.

Certain Definitions: The following definitions apply in this Restricted Stock Unit Agreement:

(1) "Company" or "the Company" means HDI and all of its subsidiaries and affiliates engaged in the development, manufacture, procurement, marketing, financing, or selling of two- or three-wheeled motorcycles; motorcycle parts, accessories, and clothing; or other motorcycle-related or motorcycle brand-identified products or services including financial services.

(2) "Competitive Business" as used in this Restricted Stock Unit Agreement means any person, firm, corporation, or entity of any type other than the Company that: (a) is engaged in developing, making, marketing or selling: (i) two- or three-wheeled motorcycles; (ii) motorcycle parts, motorcycle accessories, and/or motorcycle clothing; or (iii) other motorcycle-related or motorcycle brand-identified products or services; and (b) markets or sells, or is reasonably expected to market or sell, directly or indirectly, such as through a dealer or dealer network, any of these products or services in any Prohibited Territory. Examples of a Competitive Business provided for your convenience and subject to change in an evolving marketplace include, but is not limited to the following: KTM AG; Husqvarna Motorcycles GmbH; Royal Enfield; Erik Buell Racing LLC; MV AGUSTA Motor S.p.A.; Parts Unlimited; Tucker Rocky Distributing; Polaris Industries, Inc.; Victory Motorcycles; Indian Motorcycle Company; Triumph Motorcycles Ltd.; Honda Racing Corporation; Yamaha Motor Co., Ltd.; Suzuki Motor Corporation; Kawasaki Motorcycle & Engine Company; Zero Motorcycles, Inc.; Brammo, Inc.; BMW Motorrad; Bombardier Recreational Products Inc.; Bajaj Auto Limited; TVS Motor Company Ltd.; The Hero Group, Ltd.; and Ural Motorcycles. Tesla, Inc. would be another example of a Competitive Business if Tesla is engaged in developing, manufacturing, marketing or selling a two- or three-wheeled motorcycle and/or related products or services.

(3) "Confidential Information" means any and all non-public information, ideas, and materials, other than Trade Secrets, in whatever form, tangible or intangible, related to Company's business (including, without limitation, the business of any entity owned by, controlled by, or affiliated with the Company) that provides Company with a competitive business advantage by virtue of the information, idea, or material not being generally known to Company's competitors, Company's customers, and/or the general public. Confidential Information includes, but is not limited to: project files, product designs, drawings, sketches and processes; production characteristics; testing procedures and results thereof; manufacturing methods, processes, techniques and test results; plant layouts, tooling, engineering evaluations and reports; business plans, financial statements and projections; operating forms (including contracts) and procedures; payroll and personnel records; non-public marketing materials, plans and proposals; customer lists and information, and target lists for new clients and information relating to potential clients; software codes and computer programs; training manuals; policy and procedure manuals; raw materials sources, price and cost information; administrative techniques and documents; and information received by the Company under an obligation of confidentiality to a third party. Confidential Information does not include any information, idea, or material (i) that is disclosed to you without confidential or proprietary restriction by a third party who rightfully possesses the information, idea, or material (likewise without confidential or proprietary restriction) prior to or independent of your employment, (ii) that is rightfully in your possession or part of your general knowledge prior to or independent of your employment, or (iii) that is or becomes publicly known or is legitimately in the public domain through lawful means and without breach of this Restricted Stock Unit Agreement by you, or breach of a similar agreement by others.

(4) "Prohibited Territory" shall mean any country in which the Company, at any time during the time period from the date of this Restricted Stock Unit Agreement through the last day of your employment with the Company, (a) directly or indirectly, such as through a dealer network, marketed or sold its motorcycles or motorcycle-related products or services, or (b) had documented plans to market or sell, directly or indirectly, its motorcycles or motorcycle-related products or services (unless such plans had been abandoned).

(5) "Trade Secrets" means any information, including any data, plan, drawing, specification, pattern, procedure, method, computer data, system, program or design, device, list, tool, or compilation, that relates to the present or planned business of the Company and which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means to, other persons who can obtain economic value from their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of "trade secret" under applicable law, the latter definition shall control.

(6) Neither Confidential Information nor Trade Secrets include general skills or knowledge or skills that you obtained prior to your employment with the Company.

Confidentiality:

(1) During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not use or disclose any Confidential Information except for the benefit of the Company in the course of your employment by the Company and shall not use or disclose any Confidential Information in competition with or to the detriment of the Company, or for your benefit or the benefit of anyone else other than the Company.

(2) During the time period from the date of this Restricted Stock Unit Agreement and for so long thereafter as such information is not generally known to, and not readily ascertainable by proper means to, other persons who can obtain economic value from its disclosure or use, you will maintain all Trade Secrets to which you have received access while employed by the Company as confidential and as the property of the Company. Nothing in this Agreement shall limit Company's remedies with respect to your unauthorized use and/or disclosure of Trade Secrets. You understand and acknowledge that you are hereby being provided notice that under the 2016 Defend Trade Secrets Act (DTSA): (i) No individual will be held criminally or civilly liable under federal or state trade secret law for the disclosure of a trade secret (as defined under the DTSA) that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) An individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

(3) Upon termination of your employment with the Company, you will turn over immediately to the Company all Confidential Information and Trade Secrets (including all paper and electronic copies), and you shall retain no copies thereof. You shall attend an exit interview at or around the time of termination and sign a written statement certifying your compliance with the terms of this Restricted Stock Unit Agreement. This Restricted Stock Unit Agreement, including, but not limited to, this confidentiality provision, does <u>not</u> restrict or prevent you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, the National Labor Relations Board, the Securities and Exchange Commission, or any other federal, state, or local agency charged with the enforcement of any laws, including providing documents or other information, or exercising your rights under Section 7 of the NLRA to engage in protected, concerted activity with other employees.

Competitive Employment: During the time period from the date of this Restricted Stock Unit Agreement through the date that is one year after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not substantially participate in, supervise, or manage, any activities or services, which are the same as, or substantially similar in function or purpose to, those you performed for the Company during the last twelve (12) months of your employment, or that are likely to result in the unauthorized use or disclosure of Confidential Information or Trade Secrets, for any Competitive Business in the Prohibited Territory. This restriction applies whether Employee is engaged to substantially participate in, supervise, or manage such activities or services as an employee, independent contractor, or consultant under the terms of any agreement, whether verbal, implied, or written.

No Solicitation of Certain Employees: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any employee of the Company who was subject to your direct supervision or about whom you received any Confidential Information, in either event during any part of the last two years of your employment with the Company, to accept any employment, consulting, contracting or other confidential relationship with a Competitive Business. You understand, acknowledge, and agree that such solicitation will disrupt, damage, impair, and interfere with the Company's business and have a substantial negative impact on the Company's ability to compete.

No Solicitation of Certain Customers: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not on behalf of or in connection with any Competitive Business, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any customer, distributor or dealer of the Company's products or services to terminate its relationship with the Company or to purchase or deal in products or services competitive with the Company's products or services, if you had any material contact with or learned

any Confidential Information about the customer, distributor or dealer, in either event through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company during any part of the last two years of your employment with the Company.

Termination of Employment:

(1) If you cease to be employed by the Company for reasons other than Cause (as defined in the Plan) on or after age fifty-five (55) and if such cessation of employment occurred after the first anniversary of the Grant Date, then, effective immediately prior to the time of cessation of employment, any Restricted Stock Units that were not previously vested will become vested.

(2) Subject to clause (1), if your employment with the Company is terminated for any reason other than death, Disability or Retirement (based solely on clause (ii) of the definition of such term in the Plan, which requires the consent of the Committee), then you will forfeit any Restricted Stock Units that are not vested as of the date your employment is terminated.

(3) Subject to clause (1), if you cease to be employed by the Company by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), then, effective immediately prior to the time of cessation of employment, a portion of the unvested Restricted Stock Units in each Tranche will vest, which portion will be equal to the number of unvested Restricted Stock Units in that Tranche multiplied by a fraction the numerator of which is the number of Months (counting a partial Month as a full Month) from the Grant Date until the date your employment is terminated by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), and the denominator of which is the number of Months from the Grant Date to the anniversary date on which such Tranche would otherwise have become unrestricted if your employment had continued, and you will forfeit the remaining Restricted Stock Units that are not vested. For purposes of this Agreement, a "Month" shall mean the period that begins on the first calendar day after the Grant Date, or the anniversary of the Grant Date that occurs in each calendar month and ends on the anniversary of the Grant Date that occurs in the following calendar month.

Voting Rights and Dividends: You are not entitled to exercise any voting rights with respect to the Shares underlying your Restricted Stock Units. You will be credited with cash amounts equivalent to any dividends and other distributions paid with respect to the Shares underlying your Restricted Stock Units, so long as the applicable record date occurs before you forfeit such Restricted Stock Units, and such dividend equivalents will remain subject to the same risk of forfeiture and other terms as, and be paid at the time of settlement of, the Restricted Stock Units with respect to which they were credited. If, however, any dividends or distributions with respect to the Shares underlying your Restricted Stock Units are paid in Shares rather than cash, you will be credited with additional Restricted Stock Units equal to the number of shares that you would have received had your Restricted Stock Units been actual Shares, and such Restricted Stock Units will be subject to the same risk of forfeiture and other terms of this Restricted Stock Unit Agreement as are the Restricted Stock Units with respect to which they were credited. Amounts credited to you in the form of additional Restricted Stock Units will be settled (if vested) at the same time as the Restricted Stock Units with respect to which they were credited.

Settlement: Your Restricted Stock Units will be settled at the following times, to the extent then vested, by delivery to you of Shares on a one-for-one basis, with one Share being delivered for each Restricted Stock Unit:

- The Tranche #1 Restricted Stock Units will be settled as soon as practicable, and by no later than 2 ½ months, following the first anniversary of the Grant Date;

- The Tranche #2 Restricted Stock Units will be settled as soon as practicable, and by no later than 2 ½ months, following the second anniversary of the Grant Date; and

- The Tranche #3 Restricted Stock Units will be settled as soon as practicable, and by no later than 2 ½ months, following the third anniversary of the Grant Date;

provided that all then-vested Restricted Stock Units that have not previously been settled will be settled upon your "separation from service" within the meaning of Code Section 409A; provided further that, if you are a "specified employee" within the meaning of Code Section 409A at the time or your separation from service, then, to the extent required to avoid the income inclusion, interest and additional tax imposed by Code Section 409A, settlement of your Restricted Stock Units on account of such separation from service shall be made on the first date that is six (6) months after the date of the separation from service. Cash will be paid in satisfaction of any fractional Restricted Stock Unit settled pursuant to this paragraph.

Issuance of Share Certificates: In lieu of issuing in your name certificate(s) evidencing your Shares, HDI may cause its transfer agent or other agent to reflect on its records your ownership of such Shares.

Tax Withholding: To the extent that your receipt of Restricted Stock Units, the vesting of Restricted Stock Units, your receipt of payments in respect of Restricted Stock Units or the delivery of Shares to you in respect of Restricted Stock Units results in a withholding obligation to the Company with respect to federal, state or local taxes, the Company has the right and authority to deduct or withhold from any compensation it would pay to you (including payments in respect of Restricted Stock Units) an amount, and/or to treat you as having surrendered vested Restricted Stock Units having a value, sufficient to satisfy its withholding obligations. In its discretion, the Company may require you to deliver to the Company or to such other person as the Company may designate at the time the Company is obligated to withhold taxes that arise from such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations.

When income results from the delivery of Shares to you in respect of Restricted Stock Units, to the extent the Company permits you to do so, you may satisfy the withholding requirement, in whole or in part, by electing to have the Company accept that number of Shares having an aggregate Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that the Company must withhold in connection with the delivery of such Shares. If you would be left with a fractional share after satisfying the withholding obligation, the fair market value of that fractional share will be applied to your general federal tax withholding. If the Company does not allow you to elect to have the Company accept Shares, or if you want to keep all of the Shares that will be delivered, you will have to deliver to the Company or to such other person as the Company may designate funds in an amount sufficient to cover the withholding tax obligation on a date advised by the Company. Where you may elect to deliver funds to satisfy the withholding tax obligation, your election to deliver funds must be irrevocable, in writing, and submitted to the Secretary or to such other person as the Company may designate on or before the date that the Company specifies, which will be before the date of delivery of the Shares, and if you fail to deliver such election then you will be deemed to have elected to have the Company accept Shares as described above.

Rejection/Acceptance: You have ninety (90) days following the Grant Date to accept this Award through your equity account. If you have not accepted this Award within ninety (90) days following the Grant Date, the Restricted Stock Units granted herein shall be automatically forfeited. If you choose to accept this Restricted Stock Unit Agreement, then you accept the terms of this Award and acknowledge these tax implications and agree and consent to all amendments to the Plan through the Grant Date as they apply to this Award and any prior awards to you of any kind under such plans.

Notice of Award of Restricted Stock Units
And Restricted Stock Unit Agreement
(Standard International)

Harley-Davidson, Inc.
or Subsidiaries
ID:39-1805420

<first_name><Last_name
ID: <emp_id>

Restricted Stock Units
Plan: 2020 Incencitve Stock Plans

_____

Effective **<award_date>** (the "Grant Date"), you have been granted Restricted Stock Units with respect to **<shares_awarded>** shares of Common Stock of Harley-Davidson, Inc. ("HDI"). This grant is made under HDI's 2020 Incentive Stock Plan (the "Plan").

Subject to accelerated vesting and forfeiture as described in Exhibit A, a portion of the Restricted Stock Units (Restricted Stock Units with the same scheduled vesting date are referred to as a "Tranche") shall become fully unrestricted (or "vest") in accordance with the following schedule:

Restricted Stock Units Tranche	Vesting Date
One-third of the Restricted Stock Units (Tranche #1)	The first anniversary of the Grant Date
An additional one-third of the Restricted Stock Units (Tranche #2)	The second anniversary of the Grant Date
The final one-third of the Restricted Stock Units (Tranche #3)	The third anniversary of the Grant Date

As soon as practicable following the date on which the Restricted Stock Units vest, the Company will make a cash payment to you in your local currency using the spot rate on the vesting date, less applicable withholding, equal to the product obtained by multiplying the Fair Market Value of a share of Common Stock of HDI on the vesting date by the number of Restricted Stock Units that have become vested on such date.

The Restricted Stock Units are granted under and governed by the terms and conditions of the Plan and this Restricted Stock Unit Agreement including Exhibit A. Additional provisions regarding your Restricted Stock Units and definitions of capitalized terms used and not defined in this Restricted Stock Unit Agreement can be found in the Plan. Without limitation, "Committee" means the Human Resources Committee of the Board or its delegate in accordance with the Plan.

HARLEY-DAVIDSON, INC. and Subsidiaries

Tori Termaat
Chief Human Resources Officer

Exhibit A to Restricted Stock Unit Agreement

Confidential Information: In consideration of your agreement to the terms of this Restricted Stock Unit Agreement by your acceptance of this Restricted Stock Unit Agreement, the Company promises to disclose to you from time to time confidential and competitively sensitive information concerning, among other things, the Company and its strategies, objectives, performance and business prospects. You may use this information to perform your duties to the Company as well as in determining whether to accept an equity award. You shall not use and/or disclose this information for any purpose prohibited by the Company's policies and guidelines concerning insider trading and/or as otherwise prohibited by this Restricted Stock Unit Agreement.

Certain Definitions: The following definitions apply in this Restricted Stock Unit Agreement:

(1) "Company" or "the Company" means HDI and all of its subsidiaries and affiliates engaged in the development, manufacture, procurement, marketing, financing, or selling of two- or three-wheeled motorcycles; motorcycle parts, accessories, and clothing; or other motorcycle-related or motorcycle brand-identified products or services including financial services.

(2) "Competitive Business" as used in this Restricted Stock Unit Agreement means any person, firm, corporation, or entity of any type other than the Company that: (a) is engaged in developing, making, marketing or selling: (i) two- or three-wheeled motorcycles; (ii) motorcycle parts, motorcycle accessories, and/or motorcycle clothing; or (iii) other motorcycle-related or motorcycle brand-identified products or services; and (b) markets or sells, or is reasonably expected to market or sell, directly or indirectly, such as through a dealer or dealer network, any of these products or services in any Prohibited Territory. Examples of a Competitive Business provided for your convenience and subject to change in an evolving marketplace include, but is not limited to the following: KTM AG; Husqvarna Motorcycles GmbH; Royal Enfield; Erik Buell Racing LLC; MV AGUSTA Motor S.p.A.; Parts Unlimited; Tucker Rocky Distributing; Polaris Industries, Inc.; Victory Motorcycles; Indian Motorcycle Company; Triumph Motorcycles Ltd.; Honda Racing Corporation; Yamaha Motor Co., Ltd.; Suzuki Motor Corporation; Kawasaki Motorcycle & Engine Company; Zero Motorcycles, Inc.; Brammo, Inc.; BMW Motorrad; Bombardier Recreational Products Inc.; Bajaj Auto Limited; TVS Motor Company Ltd.; The Hero Group, Ltd.; and Ural Motorcycles. Tesla, Inc. would be another example of a Competitive Business if Tesla is engaged in developing, manufacturing, marketing or selling a two- or three-wheeled motorcycle and/or related products or services.

(3) "Confidential Information" means any and all non-public information, ideas, and materials, other than Trade Secrets, in whatever form, tangible or intangible, related to Company's business (including, without limitation, the business of any entity owned by, controlled by, or affiliated with the Company) that provides Company with a competitive business advantage by virtue of the information, idea, or material not being generally known to Company's competitors, Company's customers, and/or the general public. Confidential Information includes, but is not limited to: project files, product designs, drawings, sketches and processes; production characteristics; testing procedures and results thereof; manufacturing methods, processes, techniques and test results; plant layouts, tooling, engineering evaluations and reports; business plans, financial statements and projections; operating forms (including contracts) and procedures; payroll and personnel records; non-public marketing materials, plans and proposals; customer lists and information, and target lists for new clients and information relating to potential clients; software codes and computer programs; training manuals; policy and procedure manuals; raw materials sources, price and cost information; administrative techniques and documents; and information received by the Company under an obligation of confidentiality to a third party. Confidential Information does not include any information, idea, or material (i) that is disclosed to you without confidential or proprietary restriction by a third party who rightfully possesses the information, idea, or material (likewise without confidential or proprietary restriction) prior to or independent of your employment, (ii) that is rightfully in your possession or part of your general knowledge prior to or independent of your employment, or (iii) that is or becomes publicly known or is legitimately in the public domain through lawful means and without breach of this Restricted Stock Unit Agreement by you, or breach of a similar agreement by others.

(4) "Prohibited Territory" shall mean any country in which the Company, at any time during the time period from the date of this Restricted Stock Unit Agreement through the last day of your employment with the Company, (a) directly or indirectly, such as through a dealer network, marketed or sold its motorcycles or motorcycle-related products or services, or (b) had documented plans to market or sell, directly or indirectly, its motorcycles or motorcycle-related products or services (unless such plans had been abandoned).

(5) "Trade Secrets" means any information, including any data, plan, drawing, specification, pattern, procedure, method, computer data, system, program or design, device, list, tool, or compilation, that relates to the present or planned business of the Company and which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means to, other persons who can obtain economic value from their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of "trade secret" under applicable law, the latter definition shall control.

(6) Neither Confidential Information nor Trade Secrets include general skills or knowledge or skills that you obtained prior to your employment with the Company.

Confidentiality:

(1) During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not use or disclose any Confidential Information except for the benefit of the Company in the course of your employment by the Company and shall not use or disclose any Confidential Information in competition with or to the detriment of the Company, or for your benefit or the benefit of anyone else other than the Company.

(2) During the time period from the date of this Restricted Stock Unit Agreement and for so long thereafter as such information is not generally known to, and not readily ascertainable by proper means to, other persons who can obtain economic value from its disclosure or use, you will maintain all Trade Secrets to which you have received access while employed by the Company as confidential and as the property of the Company. Nothing in this Agreement shall limit Company's remedies with respect to your unauthorized use and/or disclosure of Trade Secrets. You understand and acknowledge that you are hereby being provided notice that under the 2016 Defend Trade Secrets Act (DTSA): (i) No individual will be held criminally or civilly liable under federal or state trade secret law for the disclosure of a trade secret (as defined under the DTSA) that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) An individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

(3) Upon termination of your employment with the Company, you will turn over immediately to the Company all Confidential Information and Trade Secrets (including all paper and electronic copies), and you shall retain no copies thereof. You shall attend an exit interview at or around the time of termination and sign a written statement certifying your compliance with the terms of this Restricted Stock Unit Agreement. This Restricted Stock Unit Agreement, including, but not limited to, this confidentiality provision, does <u>not</u> restrict or prevent you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, the National Labor Relations Board, the Securities and Exchange Commission, or any other federal, state, or local agency charged with the enforcement of any laws, including providing documents or other information, or exercising your rights under Section 7 of the NLRA to engage in protected, concerted activity with other employees.

Competitive Employment: During the time period from the date of this Restricted Stock Unit Agreement through the date that is one year after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not substantially participate in, supervise, or manage, any activities or services, which are the same as, or substantially similar in function or purpose to, those you performed for the Company during the last twelve (12) months of your employment, or that are likely to result in the unauthorized use or disclosure of Confidential Information or Trade Secrets, for any Competitive Business in the Prohibited Territory. This restriction applies whether Employee is engaged to substantially participate in, supervise, or manage such activities or services as an employee, independent contractor, or consultant under the terms of any agreement, whether verbal, implied, or written.

No Solicitation of Certain Employees: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any employee of the Company who was subject to your direct supervision or about whom you received any Confidential Information, in either event during any part of the last two years of your employment with the Company, to accept any employment, consulting, contracting or other confidential relationship with a Competitive Business. You understand, acknowledge, and agree that such solicitation will disrupt, damage, impair, and interfere with the Company's business and have a substantial negative impact on the Company's ability to compete.

No Solicitation of Certain Customers: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not on behalf of or in connection with any Competitive Business, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any customer, distributor or dealer of the Company's products or services to terminate its relationship with the Company or to purchase or deal in products or services competitive with the Company's products or services, if you had any material contact with or learned

any Confidential Information about the customer, distributor or dealer, in either event through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company during any part of the last two years of your employment with the Company.

Termination of Employment:

(1) If you cease to be employed by the Company for reasons other than Cause (as defined in the Plan) on or after age fifty-five (55) and if such cessation of employment occurred after the first anniversary of the Grant Date, then, effective immediately prior to the time of cessation of employment, any Restricted Stock Units that were not previously vested will become vested.

(2) Subject to clause (1), if your employment with the Company is terminated for any reason other than death, Disability or Retirement (based solely on clause (ii) of the definition of such term in the Plan, which requires the consent of the Committee), then you will forfeit any Restricted Stock Units that are not vested as of the date your employment is terminated.

(3) Subject to clause (1), if you cease to be employed by the Company by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), then, effective immediately prior to the time of cessation of employment, a portion of the unvested Restricted Stock Units in each Tranche will vest, which portion will be equal to the number of unvested Restricted Stock Units in that Tranche multiplied by a fraction the numerator of which is the number of Months (counting a partial Month as a full Month) from the Grant Date until the date your employment is terminated by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), and the denominator of which is the number of Months from the Grant Date to the anniversary date on which such Tranche would otherwise have become unrestricted if your employment had continued, and you will forfeit the remaining Restricted Stock Units that are not vested. For purposes of this Agreement, a "Month" shall mean the period that begins on the first calendar day after the Grant Date, or the anniversary of the Grant Date that occurs in each calendar month, and ends on the anniversary of the Grant Date that occurs in the following calendar month.

Voting Rights and Dividends: You are not entitled to exercise any voting rights with respect to the Common Stock of HDI underlying your Restricted Stock Units. You will be credited with a cash amounts equivalent to any dividends and other distributions paid with respect to the Common Stock of HDI underlying your Restricted Stock Units (reduced for any tax withholding due), so long as the applicable record date occurs before you forfeit such Restricted Stock Units, and such dividend equivalents will remain subject to the same risk of forfeiture and other terms as the Restricted Stock Units with respect to which they were credited. If, however, any dividends or distributions with respect to the Common Stock of HDI underlying your Restricted Stock Units are paid in Shares rather than cash, you will be credited with additional Restricted Stock Units equal to the number of shares that you would have received had your Restricted Stock Units been actual Shares, and such Restricted Stock Units will be subject to the same risk of forfeiture and other terms of this Restricted Stock Unit Agreement as are the Restricted Stock Units that are granted contemporaneously with this Restricted Stock Unit Agreement. Any amounts due to you under this provision shall be paid to you, in cash in your local currency (using the spot rate then in effect), at the same time as payment is made in respect of the Restricted Stock Units with respect to which the dividend equivalents relate.

Tax Withholding: To the extent that your receipt of Restricted Stock Units, the vesting of Restricted Stock Units or your receipt of payments in respect of Restricted Stock Units results in income to you for federal or local taxes, the Company has the right and authority to deduct or withhold from any compensation it would pay to you (including payments in respect of Restricted Stock Units) an amount, and/or to treat you as having surrendered vested Restricted Stock Units having a value, sufficient to satisfy its withholding obligations. In its discretion, the Company may require you to deliver to the Company or to such other person as the Company may designate at the time the Company is obligated to withhold taxes that arise from such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations.

Rejection/Acceptance: You have ninety (90) days following the Grant Date to accept this Award through your Fidelity account. If you have not accepted this Award within ninety (90) days following the Grant Date, the Restricted Stock Units granted herein shall be automatically forfeited. If you choose to accept this Restricted Stock Unit Agreement, then you accept the terms of this Award, acknowledge these tax implications and agree and consent to all amendments to the Plan, the Harley-Davidson, Inc. 2009 Incentive Stock Plan and the Harley-Davidson, Inc. 2014 Incentive Stock Plan through the Grant Date as they apply to this Award and any prior awards to you of any kind under such plans.

**Notice of Award of Restricted Stock Units
And Restricted Stock Unit Agreement
(Standard)**

Harley-Davidson, Inc.
ID:39-1805420
3700 West Juneau Avenue
Milwaukee, WI 53208

<first_name><Last_name
ID: <emp_id>

Restricted Stock Units
Plan: 2020 Incencitve Stock Plans

_____

Effective **<award_date>** (the "Grant Date"), you have been granted Restricted Stock Units with respect to **<shares_awarded>** shares of Common Stock of Harley-Davidson, Inc. ("HDI") under HDI's 2020 Incentive Stock Plan (the "Plan").

Subject to accelerated vesting and forfeiture as described in Exhibit A, a portion of the Restricted Stock Units (Restricted Stock Units with the same scheduled vesting date are referred to as a "Tranche") shall vest in accordance with the following schedule:

Restricted Stock Units Tranche	Vesting Date
One-third of the Restricted Stock Units (Tranche #1)	The first anniversary of the Grant Date
An additional one-third of the Restricted Stock Units (Tranche #2)	The second anniversary of the Grant Date
The final one-third of the Restricted Stock Units (Tranche #3)	The third anniversary of the Grant Date

If application of the above schedule on the first vesting date or the second vesting date would produce vesting in a fraction of a Restricted Stock Unit, then the number of Restricted Stock Units that become vested on that vesting date shall be rounded down to the next lower whole number of Restricted Stock Units, and the fractional Restricted Stock Unit shall be carried forward into the next Tranche of Restricted Stock Units.

You may not sell, transfer or otherwise convey an interest in or pledge any of your Restricted Stock Units.

The Restricted Stock Units are granted under and governed by the terms and conditions of the Plan and this Restricted Stock Unit Agreement including Exhibit A. Additional provisions regarding your Restricted Stock Units and definitions of capitalized terms used and not defined in this Restricted Stock Unit Agreement can be found in the Plan.

HARLEY-DAVIDSON, INC.

Tori Termaat
Chief Human Resources Officer

Exhibit A to Restricted Stock Unit Agreement

Confidential Information: In consideration of your agreement to the terms of this Restricted Stock Unit Agreement by your acceptance of this Restricted Stock Unit Agreement, the Company promises to disclose to you from time to time confidential and competitively sensitive information concerning, among other things, the Company and its strategies, objectives, performance and business prospects. You may use this information to perform your duties to the Company as well as in determining whether to accept an equity award. You shall not use and/or disclose this information for any purpose prohibited by the Company's policies and guidelines concerning insider trading and/or as otherwise prohibited by this Restricted Stock Unit Agreement.

Certain Definitions: The following definitions apply in this Restricted Stock Unit Agreement:

(1) "Company" or "the Company" means HDI and all of its subsidiaries and affiliates engaged in the development, manufacture, procurement, marketing, financing, or selling of two- or three-wheeled motorcycles; motorcycle parts, accessories, and clothing; or other motorcycle-related or motorcycle brand-identified products or services including financial services.

(2) "Competitive Business" as used in this Restricted Stock Unit Agreement means any person, firm, corporation, or entity of any type other than the Company that: (a) is engaged in developing, making, marketing or selling: (i) two- or three-wheeled motorcycles; (ii) motorcycle parts, motorcycle accessories, and/or motorcycle clothing; or (iii) other motorcycle-related or motorcycle brand-identified products or services; and (b) markets or sells, or is reasonably expected to market or sell, directly or indirectly, such as through a dealer or dealer network, any of these products or services in any Prohibited Territory. Examples of a Competitive Business provided for your convenience and subject to change in an evolving marketplace include, but is not limited to the following: KTM AG; Husqvarna Motorcycles GmbH; Royal Enfield; Erik Buell Racing LLC; MV AGUSTA Motor S.p.A.; Parts Unlimited; Tucker Rocky Distributing; Polaris Industries, Inc.; Victory Motorcycles; Indian Motorcycle Company; Triumph Motorcycles Ltd.; Honda Racing Corporation; Yamaha Motor Co., Ltd.; Suzuki Motor Corporation; Kawasaki Motorcycle & Engine Company; Zero Motorcycles, Inc.; Brammo, Inc.; BMW Motorrad; Bombardier Recreational Products Inc.; Bajaj Auto Limited; TVS Motor Company Ltd.; The Hero Group, Ltd.; and Ural Motorcycles. Tesla, Inc. would be another example of a Competitive Business if Tesla is engaged in developing, manufacturing, marketing or selling a two- or three-wheeled motorcycle and/or related products or services.

(3) "Confidential Information" means any and all non-public information, ideas, and materials, other than Trade Secrets, in whatever form, tangible or intangible, related to Company's business (including, without limitation, the business of any entity owned by, controlled by, or affiliated with the Company) that provides Company with a competitive business advantage by virtue of the information, idea, or material not being generally known to Company's competitors, Company's customers, and/or the general public. Confidential Information includes, but is not limited to: project files, product designs, drawings, sketches and processes; production characteristics; testing procedures and results thereof; manufacturing methods, processes, techniques and test results; plant layouts, tooling, engineering evaluations and reports; business plans, financial statements and projections; operating forms (including contracts) and procedures; payroll and personnel records; non-public marketing materials, plans and proposals; customer lists and information, and target lists for new clients and information relating to potential clients; software codes and computer programs; training manuals; policy and procedure manuals; raw materials sources, price and cost information; administrative techniques and documents; and information received by the Company under an obligation of confidentiality to a third party. Confidential Information does not include any information, idea, or material (i) that is disclosed to you without confidential or proprietary restriction by a third party who rightfully possesses the information, idea, or material (likewise without confidential or proprietary restriction) prior to or independent of your employment, (ii) that is rightfully in your possession or part of your general knowledge prior to or independent of your employment, or (iii) that is or becomes publicly known or is legitimately in the public domain through lawful means and without breach of this Restricted Stock Unit Agreement by you, or breach of a similar agreement by others.

(4) "Prohibited Territory" shall mean any country in which the Company, at any time during the time period from the date of this Restricted Stock Unit Agreement through the last day of your employment with the Company, (a) directly or indirectly, such as through a dealer network, marketed or sold its motorcycles or motorcycle-related products or services, or (b) had documented plans to market or sell, directly or indirectly, its motorcycles or motorcycle-related products or services (unless such plans had been abandoned).

(5) "Trade Secrets" means any information, including any data, plan, drawing, specification, pattern, procedure, method, computer data, system, program or design, device, list, tool, or compilation, that relates to the present or planned business of the Company and which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means to, other persons who can obtain economic value from their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of "trade secret" under applicable law, the latter definition shall control.

(6) Neither Confidential Information nor Trade Secrets include general skills or knowledge or skills that you obtained prior to your employment with the Company.

Confidentiality:

(1) During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not use or disclose any Confidential Information except for the benefit of the Company in the course of your employment by the Company and shall not use or disclose any Confidential Information in competition with or to the detriment of the Company, or for your benefit or the benefit of anyone else other than the Company.

(2) During the time period from the date of this Restricted Stock Unit Agreement and for so long thereafter as such information is not generally known to, and not readily ascertainable by proper means to, other persons who can obtain economic value from its disclosure or use, you will maintain all Trade Secrets to which you have received access while employed by the Company as confidential and as the property of the Company. Nothing in this Agreement shall limit Company's remedies with respect to your unauthorized use and/or disclosure of Trade Secrets. You understand and acknowledge that you are hereby being provided notice that under the 2016 Defend Trade Secrets Act (DTSA): (i) No individual will be held criminally or civilly liable under federal or state trade secret law for the disclosure of a trade secret (as defined under the DTSA) that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) An individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

(3) Upon termination of your employment with the Company, you will turn over immediately to the Company all Confidential Information and Trade Secrets (including all paper and electronic copies), and you shall retain no copies thereof. You shall attend an exit interview at or around the time of termination and sign a written statement certifying your compliance with the terms of this Restricted Stock Unit Agreement. This Restricted Stock Unit Agreement, including, but not limited to, this confidentiality provision, does <u>not</u> restrict or prevent you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, the National Labor Relations Board, the Securities and Exchange Commission, or any other federal, state, or local agency charged with the enforcement of any laws, including providing documents or other information, or exercising your rights under Section 7 of the NLRA to engage in protected, concerted activity with other employees.

Competitive Employment: During the time period from the date of this Restricted Stock Unit Agreement through the date that is one year after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not substantially participate in, supervise, or manage, any activities or services, which are the same as, or substantially similar in function or purpose to, those you performed for the Company during the last twelve (12) months of your employment, or that are likely to result in the unauthorized use or disclosure of Confidential Information or Trade Secrets, for any Competitive Business in the Prohibited Territory. This restriction applies whether Employee is engaged to substantially participate in, supervise, or manage such activities or services as an employee, independent contractor, or consultant under the terms of any agreement, whether verbal, implied, or written.

No Solicitation of Certain Employees: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any employee of the Company who was subject to your direct supervision or about whom you received any Confidential Information, in either event during any part of the last two years of your employment with the Company, to accept any employment, consulting, contracting or other confidential relationship with a Competitive Business. You understand, acknowledge, and agree that such solicitation will disrupt, damage, impair, and interfere with the Company's business and have a substantial negative impact on the Company's ability to compete.

No Solicitation of Certain Customers: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not on behalf of or in connection with any Competitive Business, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any customer, distributor or dealer of the Company's products or services to terminate its relationship with the Company or to purchase or deal in products or services competitive with the Company's products or services, if you had any material contact with or learned

any Confidential Information about the customer, distributor or dealer, in either event through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company during any part of the last two years of your employment with the Company.
Termination of Employment:

(1) If you cease to be employed by the Company for reasons other than Cause (as defined in the Plan) on or after age fifty-five (55) and if such cessation of employment occurred after the first anniversary of the Grant Date, then, effective immediately prior to the time of cessation of employment, any Restricted Stock Units that were not previously vested will become vested.

(2) Subject to clause (1), if your employment with the Company is terminated for any reason other than death, Disability or Retirement (based solely on clause (ii) of the definition of such term in the Plan, which requires the consent of the Committee), then you will forfeit any Restricted Stock Units that are not vested as of the date your employment is terminated.

(3) Subject to clause (1), if you cease to be employed by the Company by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), then, effective immediately prior to the time of cessation of employment, a portion of the unvested Restricted Stock Units in each Tranche will vest, which portion will be equal to the number of unvested Restricted Stock Units in that Tranche multiplied by a fraction the numerator of which is the number of Months (counting a partial Month as a full Month) from the Grant Date until the date your employment is terminated by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), and the denominator of which is the number of Months from the Grant Date to the anniversary date on which such Tranche would otherwise have become unrestricted if your employment had continued, and you will forfeit the remaining Restricted Stock Units that are not vested. For purposes of this Agreement, a "Month" shall mean the period that begins on the first calendar day after the Grant Date, or the anniversary of the Grant Date that occurs in each calendar month and ends on the anniversary of the Grant Date that occurs in the following calendar month.

Voting Rights and Dividends: You are not entitled to exercise any voting rights with respect to the Shares underlying your Restricted Stock Units. You will be credited with cash amounts equivalent to any dividends and other distributions paid with respect to the Shares underlying your Restricted Stock Units, so long as the applicable record date occurs before you forfeit such Restricted Stock Units, and such dividend equivalents will remain subject to the same risk of forfeiture and other terms as, and be paid at the time of settlement of, the Restricted Stock Units with respect to which they were credited. If, however, any dividends or distributions with respect to the Shares underlying your Restricted Stock Units are paid in Shares rather than cash, you will be credited with additional Restricted Stock Units equal to the number of shares that you would have received had your Restricted Stock Units been actual Shares, and such Restricted Stock Units will be subject to the same risk of forfeiture and other terms of this Restricted Stock Unit Agreement as are the Restricted Stock Units with respect to which they were credited. Amounts credited to you in the form of additional Restricted Stock Units will be settled (if vested) at the same time as the Restricted Stock Units with respect to which they were credited.

Settlement: Your Restricted Stock Units will be settled at the following times, to the extent then vested, by delivery to you of Shares on a one-for-one basis, with one Share being delivered for each Restricted Stock Unit:

- The Tranche #1 Restricted Stock Units will be settled as soon as practicable, and by no later than 2 ½ months, following the first anniversary of the Grant Date;

- The Tranche #2 Restricted Stock Units will be settled as soon as practicable, and by no later than 2 ½ months, following the second anniversary of the Grant Date; and

- The Tranche #3 Restricted Stock Units will be settled as soon as practicable, and by no later than 2 ½ months, following the third anniversary of the Grant Date;

provided that all then-vested Restricted Stock Units that have not previously been settled will be settled upon your "separation from service" within the meaning of Code Section 409A; provided further that, if you are a "specified employee" within the meaning of Code Section 409A at the time or your separation from service, then, to the extent required to avoid the income inclusion, interest and additional tax imposed by Code Section 409A, settlement of your Restricted Stock Units on account of such separation from service shall be made on the first date that is six (6) months after the date of the separation from service. Cash will be paid in satisfaction of any fractional Restricted Stock Unit settled pursuant to this paragraph.

Issuance of Share Certificates: In lieu of issuing in your name certificate(s) evidencing your Shares, HDI may cause its transfer agent or other agent to reflect on its records your ownership of such Shares.

Tax Withholding: To the extent that your receipt of Restricted Stock Units, the vesting of Restricted Stock Units, your receipt of payments in respect of Restricted Stock Units or the delivery of Shares to you in respect of Restricted Stock Units results in a withholding obligation to the Company with respect to federal, state or local taxes, the Company has the right and authority to deduct or withhold from any compensation it would pay to you (including payments in respect of Restricted Stock Units) an amount, and/or to treat you as having surrendered vested Restricted Stock Units having a value, sufficient to satisfy its withholding obligations. In its discretion, the Company may require you to deliver to the Company or to such other person as the Company may designate at the time the Company is obligated to withhold taxes that arise from such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations.

When income results from the delivery of Shares to you in respect of Restricted Stock Units, to the extent the Company permits you to do so, you may satisfy the withholding requirement, in whole or in part, by electing to have the Company accept that number of Shares having an aggregate Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that the Company must withhold in connection with the delivery of such Shares. If you would be left with a fractional share after satisfying the withholding obligation, the fair market value of that fractional share will be applied to your general federal tax withholding. If the Company does not allow you to elect to have the Company accept Shares, or if you want to keep all of the Shares that will be delivered, you will have to deliver to the Company or to such other person as the Company may designate funds in an amount sufficient to cover the withholding tax obligation on a date advised by the Company. Where you may elect to deliver funds to satisfy the withholding tax obligation, your election to deliver funds must be irrevocable, in writing, and submitted to the Secretary or to such other person as the Company may designate on or before the date that the Company specifies, which will be before the date of delivery of the Shares, and if you fail to deliver such election then you will be deemed to have elected to have the Company accept Shares as described above.

Rejection/Acceptance: You have ninety (90) days following the Grant Date to accept this Award through your equity account. If you have not accepted this Award within ninety (90) days following the Grant Date, the Restricted Stock Units granted herein shall be automatically forfeited. If you choose to accept this Restricted Stock Unit Agreement, then you accept the terms of this Award and acknowledge these tax implications and agree and consent to all amendments to the Plan through the Grant Date as they apply to this Award and any prior awards to you of any kind under such plans.

Notice of Award of Restricted Stock Units
And Restricted Stock Unit Agreement
(Standard International)

Harley-Davidson, Inc.
or Subsidiaries
ID:39-1805420

<first_name><Last_name
ID: <emp_id>

Restricted Stock Units
Plan: 2020 Incencitve Stock Plans

_____

Effective **<award_date>** (the "Grant Date"), you have been granted Restricted Stock Units with respect to **<shares_awarded>** shares of Common Stock of Harley-Davidson, Inc. ("HDI"). This grant is made under HDI's 2020 Incentive Stock Plan (the "Plan").

Subject to accelerated vesting and forfeiture as described in Exhibit A, a portion of the Restricted Stock Units (Restricted Stock Units with the same scheduled vesting date are referred to as a "Tranche") shall become fully unrestricted (or "vest") in accordance with the following schedule:

Restricted Stock Units Tranche	Vesting Date
One-third of the Restricted Stock Units (Tranche #1)	The first anniversary of the Grant Date
An additional one-third of the Restricted Stock Units (Tranche #2)	The second anniversary of the Grant Date
The final one-third of the Restricted Stock Units (Tranche #3)	The third anniversary of the Grant Date

As soon as practicable following the date on which the Restricted Stock Units vest, the Company will make a cash payment to you in your local currency using the spot rate on the vesting date, less applicable withholding, equal to the product obtained by multiplying the Fair Market Value of a share of Common Stock of HDI on the vesting date by the number of Restricted Stock Units that have become vested on such date.

The Restricted Stock Units are granted under and governed by the terms and conditions of the Plan and this Restricted Stock Unit Agreement including Exhibit A. Additional provisions regarding your Restricted Stock Units and definitions of capitalized terms used and not defined in this Restricted Stock Unit Agreement can be found in the Plan. Without limitation, "Committee" means the Human Resources Committee of the Board or its delegate in accordance with the Plan.

HARLEY-DAVIDSON, INC. and Subsidiaries

Tori Termaat
Chief Human Resources Officer

Exhibit A to Restricted Stock Unit Agreement

Confidential Information: In consideration of your agreement to the terms of this Restricted Stock Unit Agreement by your acceptance of this Restricted Stock Unit Agreement, the Company promises to disclose to you from time to time confidential and competitively sensitive information concerning, among other things, the Company and its strategies, objectives, performance and business prospects. You may use this information to perform your duties to the Company as well as in determining whether to accept an equity award. You shall not use and/or disclose this information for any purpose prohibited by the Company's policies and guidelines concerning insider trading and/or as otherwise prohibited by this Restricted Stock Unit Agreement.

Certain Definitions: The following definitions apply in this Restricted Stock Unit Agreement:

(1) "Company" or "the Company" means HDI and all of its subsidiaries and affiliates engaged in the development, manufacture, procurement, marketing, financing, or selling of two- or three-wheeled motorcycles; motorcycle parts, accessories, and clothing; or other motorcycle-related or motorcycle brand-identified products or services including financial services.

(2) "Competitive Business" as used in this Restricted Stock Unit Agreement means any person, firm, corporation, or entity of any type other than the Company that: (a) is engaged in developing, making, marketing or selling: (i) two- or three-wheeled motorcycles; (ii) motorcycle parts, motorcycle accessories, and/or motorcycle clothing; or (iii) other motorcycle-related or motorcycle brand-identified products or services; and (b) markets or sells, or is reasonably expected to market or sell, directly or indirectly, such as through a dealer or dealer network, any of these products or services in any Prohibited Territory. Examples of a Competitive Business provided for your convenience and subject to change in an evolving marketplace include, but is not limited to the following: KTM AG; Husqvarna Motorcycles GmbH; Royal Enfield; Erik Buell Racing LLC; MV AGUSTA Motor S.p.A.; Parts Unlimited; Tucker Rocky Distributing; Polaris Industries, Inc.; Victory Motorcycles; Indian Motorcycle Company; Triumph Motorcycles Ltd.; Honda Racing Corporation; Yamaha Motor Co., Ltd.; Suzuki Motor Corporation; Kawasaki Motorcycle & Engine Company; Zero Motorcycles, Inc.; Brammo, Inc.; BMW Motorrad; Bombardier Recreational Products Inc.; Bajaj Auto Limited; TVS Motor Company Ltd.; The Hero Group, Ltd.; and Ural Motorcycles. Tesla, Inc. would be another example of a Competitive Business if Tesla is engaged in developing, manufacturing, marketing or selling a two- or three-wheeled motorcycle and/or related products or services.

(3) "Confidential Information" means any and all non-public information, ideas, and materials, other than Trade Secrets, in whatever form, tangible or intangible, related to Company's business (including, without limitation, the business of any entity owned by, controlled by, or affiliated with the Company) that provides Company with a competitive business advantage by virtue of the information, idea, or material not being generally known to Company's competitors, Company's customers, and/or the general public. Confidential Information includes, but is not limited to: project files, product designs, drawings, sketches and processes; production characteristics; testing procedures and results thereof; manufacturing methods, processes, techniques and test results; plant layouts, tooling, engineering evaluations and reports; business plans, financial statements and projections; operating forms (including contracts) and procedures; payroll and personnel records; non-public marketing materials, plans and proposals; customer lists and information, and target lists for new clients and information relating to potential clients; software codes and computer programs; training manuals; policy and procedure manuals; raw materials sources, price and cost information; administrative techniques and documents; and information received by the Company under an obligation of confidentiality to a third party. Confidential Information does not include any information, idea, or material (i) that is disclosed to you without confidential or proprietary restriction by a third party who rightfully possesses the information, idea, or material (likewise without confidential or proprietary restriction) prior to or independent of your employment, (ii) that is rightfully in your possession or part of your general knowledge prior to or independent of your employment, or (iii) that is or becomes publicly known or is legitimately in the public domain through lawful means and without breach of this Restricted Stock Unit Agreement by you, or breach of a similar agreement by others.

(4) "Prohibited Territory" shall mean any country in which the Company, at any time during the time period from the date of this Restricted Stock Unit Agreement through the last day of your employment with the Company, (a) directly or indirectly, such as through a dealer network, marketed or sold its motorcycles or motorcycle-related products or services, or (b) had documented plans to market or sell, directly or indirectly, its motorcycles or motorcycle-related products or services (unless such plans had been abandoned).

(5) "Trade Secrets" means any information, including any data, plan, drawing, specification, pattern, procedure, method, computer data, system, program or design, device, list, tool, or compilation, that relates to the present or planned business of the Company and which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means to, other persons who can obtain economic value from their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of "trade secret" under applicable law, the latter definition shall control.

(6) Neither Confidential Information nor Trade Secrets include general skills or knowledge or skills that you obtained prior to your employment with the Company.

Confidentiality:

(1) During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not use or disclose any Confidential Information except for the benefit of the Company in the course of your employment by the Company and shall not use or disclose any Confidential Information in competition with or to the detriment of the Company, or for your benefit or the benefit of anyone else other than the Company.

(2) During the time period from the date of this Restricted Stock Unit Agreement and for so long thereafter as such information is not generally known to, and not readily ascertainable by proper means to, other persons who can obtain economic value from its disclosure or use, you will maintain all Trade Secrets to which you have received access while employed by the Company as confidential and as the property of the Company. Nothing in this Agreement shall limit Company's remedies with respect to your unauthorized use and/or disclosure of Trade Secrets. You understand and acknowledge that you are hereby being provided notice that under the 2016 Defend Trade Secrets Act (DTSA): (i) No individual will be held criminally or civilly liable under federal or state trade secret law for the disclosure of a trade secret (as defined under the DTSA) that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) An individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

(3) Upon termination of your employment with the Company, you will turn over immediately to the Company all Confidential Information and Trade Secrets (including all paper and electronic copies), and you shall retain no copies thereof. You shall attend an exit interview at or around the time of termination and sign a written statement certifying your compliance with the terms of this Restricted Stock Unit Agreement. This Restricted Stock Unit Agreement, including, but not limited to, this confidentiality provision, does <u>not</u> restrict or prevent you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, the National Labor Relations Board, the Securities and Exchange Commission, or any other federal, state, or local agency charged with the enforcement of any laws, including providing documents or other information, or exercising your rights under Section 7 of the NLRA to engage in protected, concerted activity with other employees.

Competitive Employment: During the time period from the date of this Restricted Stock Unit Agreement through the date that is one year after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not substantially participate in, supervise, or manage, any activities or services, which are the same as, or substantially similar in function or purpose to, those you performed for the Company during the last twelve (12) months of your employment, or that are likely to result in the unauthorized use or disclosure of Confidential Information or Trade Secrets, for any Competitive Business in the Prohibited Territory. This restriction applies whether Employee is engaged to substantially participate in, supervise, or manage such activities or services as an employee, independent contractor, or consultant under the terms of any agreement, whether verbal, implied, or written.

No Solicitation of Certain Employees: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any employee of the Company who was subject to your direct supervision or about whom you received any Confidential Information, in either event during any part of the last two years of your employment with the Company, to accept any employment, consulting, contracting or other confidential relationship with a Competitive Business. You understand, acknowledge, and agree that such solicitation will disrupt, damage, impair, and interfere with the Company's business and have a substantial negative impact on the Company's ability to compete.

No Solicitation of Certain Customers: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not on behalf of or in connection with any Competitive Business, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any customer, distributor or dealer of the Company's products or services to terminate its relationship with the Company or to purchase or deal in products or services competitive with the Company's products or services, if you had any material contact with or learned

any Confidential Information about the customer, distributor or dealer, in either event through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company during any part of the last two years of your employment with the Company.

Termination of Employment:

(1) If you cease to be employed by the Company for reasons other than Cause (as defined in the Plan) on or after age fifty-five (55) and if such cessation of employment occurred after the first anniversary of the Grant Date, then, effective immediately prior to the time of cessation of employment, any Restricted Stock Units that were not previously vested will become vested.

(2) Subject to clause (1), if your employment with the Company is terminated for any reason other than death, Disability or Retirement (based solely on clause (ii) of the definition of such term in the Plan, which requires the consent of the Committee), then you will forfeit any Restricted Stock Units that are not vested as of the date your employment is terminated.

(3) Subject to clause (1), if you cease to be employed by the Company by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), then, effective immediately prior to the time of cessation of employment, a portion of the unvested Restricted Stock Units in each Tranche will vest, which portion will be equal to the number of unvested Restricted Stock Units in that Tranche multiplied by a fraction the numerator of which is the number of Months (counting a partial Month as a full Month) from the Grant Date until the date your employment is terminated by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), and the denominator of which is the number of Months from the Grant Date to the anniversary date on which such Tranche would otherwise have become unrestricted if your employment had continued, and you will forfeit the remaining Restricted Stock Units that are not vested. For purposes of this Agreement, a "Month" shall mean the period that begins on the first calendar day after the Grant Date, or the anniversary of the Grant Date that occurs in each calendar month, and ends on the anniversary of the Grant Date that occurs in the following calendar month.

Voting Rights and Dividends: You are not entitled to exercise any voting rights with respect to the Common Stock of HDI underlying your Restricted Stock Units. You will be credited with a cash amounts equivalent to any dividends and other distributions paid with respect to the Common Stock of HDI underlying your Restricted Stock Units (reduced for any tax withholding due), so long as the applicable record date occurs before you forfeit such Restricted Stock Units, and such dividend equivalents will remain subject to the same risk of forfeiture and other terms as the Restricted Stock Units with respect to which they were credited. If, however, any dividends or distributions with respect to the Common Stock of HDI underlying your Restricted Stock Units are paid in Shares rather than cash, you will be credited with additional Restricted Stock Units equal to the number of shares that you would have received had your Restricted Stock Units been actual Shares, and such Restricted Stock Units will be subject to the same risk of forfeiture and other terms of this Restricted Stock Unit Agreement as are the Restricted Stock Units that are granted contemporaneously with this Restricted Stock Unit Agreement. Any amounts due to you under this provision shall be paid to you, in cash in your local currency (using the spot rate then in effect), at the same time as payment is made in respect of the Restricted Stock Units with respect to which the dividend equivalents relate.

Tax Withholding: To the extent that your receipt of Restricted Stock Units, the vesting of Restricted Stock Units or your receipt of payments in respect of Restricted Stock Units results in income to you for federal or local taxes, the Company has the right and authority to deduct or withhold from any compensation it would pay to you (including payments in respect of Restricted Stock Units) an amount, and/or to treat you as having surrendered vested Restricted Stock Units having a value, sufficient to satisfy its withholding obligations. In its discretion, the Company may require you to deliver to the Company or to such other person as the Company may designate at the time the Company is obligated to withhold taxes that arise from such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations.

Rejection/Acceptance: You have ninety (90) days following the Grant Date to accept this Award through your Fidelity account. If you have not accepted this Award within ninety (90) days following the Grant Date, the Restricted Stock Units granted herein shall be automatically forfeited. If you choose to accept this Restricted Stock Unit Agreement, then you accept the terms of this Award, acknowledge these tax implications and agree and consent to all amendments to the Plan, the Harley-Davidson, Inc. 2009 Incentive Stock Plan and the Harley-Davidson, Inc. 2014 Incentive Stock Plan through the Grant Date as they apply to this Award and any prior awards to you of any kind under such plans.

Effective **<award_date>** (the "Grant Date"), you have been granted Restricted Stock Units with respect to **<shares_awarded>** shares of Common Stock of Harley-Davidson, Inc. ("HDI"). This grant is made under HDI's 2020 Incentive Stock Plan (the "Plan").

Subject to accelerated vesting and forfeiture as described in Exhibit A, a portion of the Restricted Stock Units (Restricted Stock Units with the same scheduled vesting date are referred to as a "Tranche") shall become fully unrestricted (or "vest") in accordance with the following schedule:

Restricted Stock Units Tranche	Vesting Date
One-third of the Restricted Stock Units (Tranche #1)	The first anniversary of the Grant Date
An additional one-third of the Restricted Stock Units (Tranche #2)	The second anniversary of the Grant Date
The final one-third of the Restricted Stock Units (Tranche #3)	The third anniversary of the Grant Date

As soon as practicable following the date on which the Restricted Stock Units vest, the Company will make a cash payment to you in your local currency using the spot rate on the vesting date, less applicable withholding, equal to the product obtained by multiplying the Fair Market Value of a share of Common Stock of HDI on the vesting date by the number of Restricted Stock Units that have become vested on such date.

The Restricted Stock Units are granted under and governed by the terms and conditions of the Plan and this Restricted Stock Unit Agreement including Exhibit A. Additional provisions regarding your Restricted Stock Units and definitions of capitalized terms used and not defined in this Restricted Stock Unit Agreement can be found in the Plan. Without limitation, "Committee" means the Human Resources Committee of the Board or its delegate in accordance with the Plan.

HARLEY-DAVIDSON, INC. and Subsidiaries

Tori Termaat
Chief Human Resources Officer

Exhibit A to Restricted Stock Unit Agreement

Confidential Information: In consideration of your agreement to the terms of this Restricted Stock Unit Agreement by your acceptance of this Restricted Stock Unit Agreement, the Company promises to disclose to you from time to time confidential and competitively sensitive information concerning, among other things, the Company and its strategies, objectives, performance and business prospects. You may use this information to perform your duties to the Company as well as in determining whether to accept an equity award. You shall not use and/or disclose this information for any purpose prohibited by the Company's policies and guidelines concerning insider trading and/or as otherwise prohibited by this Restricted Stock Unit Agreement.

Certain Definitions: The following definitions apply in this Restricted Stock Unit Agreement:

(1)   "Company" or "the Company" means HDI and all of its subsidiaries and affiliates engaged in the development, manufacture, procurement, marketing, financing, or selling of two- or three-wheeled motorcycles; motorcycle parts, accessories, and clothing; or other motorcycle-related or motorcycle brand-identified products or services including financial services.

(2)   "Competitive Business" as used in this Restricted Stock Unit Agreement means any person, firm, corporation, or entity of any type other than the Company that: (a) is engaged in developing, making, marketing or selling: (i) two- or three-wheeled motorcycles; (ii) motorcycle parts, motorcycle accessories, and/or

motorcycle clothing; or (iii) other motorcycle-related or motorcycle brand-identified products or services; and (b) markets or sells, or is reasonably expected to market or sell, directly or indirectly, such as through a dealer or dealer network, any of these products or services in any Prohibited Territory. Examples of a Competitive Business provided for your convenience and subject to change in an evolving marketplace include, but is not limited to the following: KTM AG; Husqvarna Motorcycles GmbH; Royal Enfield; Erik Buell Racing LLC; MV AGUSTA Motor S.p.A.; Parts Unlimited; Tucker Rocky Distributing; Polaris Industries, Inc.; Victory Motorcycles; Indian Motorcycle Company; Triumph Motorcycles Ltd.; Honda Racing Corporation; Yamaha Motor Co., Ltd.; Suzuki Motor Corporation; Kawasaki Motorcycle & Engine Company; Zero Motorcycles, Inc.; Brammo, Inc.; BMW Motorrad; Bombardier Recreational Products Inc.; Bajaj Auto Limited; TVS Motor Company Ltd.; The Hero Group, Ltd.; and Ural Motorcycles. Tesla, Inc. would be another example of a Competitive Business if Tesla is engaged in developing, manufacturing, marketing or selling a two- or three-wheeled motorcycle and/or related products or services.

(3) "Confidential Information" means any and all non-public information, ideas, and materials, other than Trade Secrets, in whatever form, tangible or intangible, related to Company's business (including, without limitation, the business of any entity owned by, controlled by, or affiliated with the Company) that provides Company with a competitive business advantage by virtue of the information, idea, or material not being generally known to Company's competitors, Company's customers, and/or the general public. Confidential Information includes, but is not limited to: project files, product designs, drawings, sketches and processes; production characteristics; testing procedures and results thereof; manufacturing methods, processes, techniques and test results; plant layouts, tooling, engineering evaluations and reports; business plans, financial statements and projections; operating forms (including contracts) and procedures; payroll and personnel records; non-public marketing materials, plans and proposals; customer lists and information, and target lists for new clients and information relating to potential clients; software codes and computer programs; training manuals; policy and procedure manuals; raw materials sources, price and cost information; administrative techniques and documents; and information received by the Company under an obligation of confidentiality to a third party. Confidential Information does not include any information, idea, or material (i) that is disclosed to you without confidential or proprietary restriction by a third party who rightfully possesses the information, idea, or material (likewise without confidential or proprietary restriction) prior to or independent of your employment, (ii) that is rightfully in your possession or part of your general knowledge prior to or independent of your employment, or (iii) that is or becomes publicly known or is legitimately in the public domain through lawful means and without breach of this Restricted Stock Unit Agreement by you, or breach of a similar agreement by others.

(4) "Prohibited Territory" shall mean any country in which the Company, at any time during the time period from the date of this Restricted Stock Unit Agreement through the last day of your employment with the Company, (a) directly or indirectly, such as through a dealer network, marketed or sold its motorcycles or motorcycle-related products or services, or (b) had documented plans to market or sell, directly or indirectly, its motorcycles or motorcycle-related products or services (unless such plans had been abandoned).

(5) "Trade Secrets" means any information, including any data, plan, drawing, specification, pattern, procedure, method, computer data, system, program or design, device, list, tool, or compilation, that relates to the present or planned business of the Company and which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means to, other persons who can obtain economic value from their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of "trade secret" under applicable law, the latter definition shall control.

(6) Neither Confidential Information nor Trade Secrets include general skills or knowledge or skills that you obtained prior to your employment with the Company.

Confidentiality:

(1) During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not use or disclose any Confidential Information except for the benefit of the Company in the course of your employment by the Company and shall not use or disclose any Confidential Information in competition with or to the detriment of the Company, or for your benefit or the benefit of anyone else other than the Company.

(2) During the time period from the date of this Restricted Stock Unit Agreement and for so long thereafter as such information is not generally known to, and not readily ascertainable by proper means to, other persons who can obtain economic value from its disclosure or use, you will maintain all Trade Secrets to which you have received access while employed by the Company as confidential and as the property of the Company. Nothing in this Agreement shall limit Company's remedies with respect to your unauthorized use and/or disclosure of Trade Secrets. You understand and acknowledge that you are hereby being provided notice that under the 2016 Defend Trade Secrets Act (DTSA): (i) No individual will be held criminally or civilly liable under federal or state trade secret law for the disclosure of a trade secret (as defined under the DTSA) that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and

made solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) An individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

(3) Upon termination of your employment with the Company, you will turn over immediately to the Company all Confidential Information and Trade Secrets (including all paper and electronic copies), and you shall retain no copies thereof. You shall attend an exit interview at or around the time of termination and sign a written statement certifying your compliance with the terms of this Restricted Stock Unit Agreement. This Restricted Stock Unit Agreement, including, but not limited to, this confidentiality provision, does not restrict or prevent you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, the National Labor Relations Board, the Securities and Exchange Commission, or any other federal, state, or local agency charged with the enforcement of any laws, including providing documents or other information, or exercising your rights under Section 7 of the NLRA to engage in protected, concerted activity with other employees.

Competitive Employment: During the time period from the date of this Restricted Stock Unit Agreement through the date that is one year after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not substantially participate in, supervise, or manage, any activities or services, which are the same as, or substantially similar in function or purpose to, those you performed for the Company during the last twelve (12) months of your employment, or that are likely to result in the unauthorized use or disclosure of Confidential Information or Trade Secrets, for any Competitive Business in the Prohibited Territory. This restriction applies whether Employee is engaged to substantially participate in, supervise, or manage such activities or services as an employee, independent contractor, or consultant under the terms of any agreement, whether verbal, implied, or written.

No Solicitation of Certain Employees: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any employee of the Company who was subject to your direct supervision or about whom you received any Confidential Information, in either event during any part of the last two years of your employment with the Company, to accept any employment, consulting, contracting or other confidential relationship with a Competitive Business. You understand, acknowledge, and agree that such solicitation will disrupt, damage, impair, and interfere with the Company's business and have a substantial negative impact on the Company's ability to compete.

No Solicitation of Certain Customers: During the time period from the date of this Restricted Stock Unit Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not on behalf of or in connection with any Competitive Business, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any customer, distributor or dealer of the Company's products or services to terminate its relationship with the Company or to purchase or deal in products or services competitive with the Company's products or services, if you had any material contact with or learned any Confidential Information about the customer, distributor or dealer, in either event through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company during any part of the last two years of your employment with the Company.

Termination of Employment:

(1) If you cease to be employed by the Company for reasons other than Cause (as defined in the Plan) on or after age fifty-five (55) and if such cessation of employment occurred after the first anniversary of the Grant Date, then, effective immediately prior to the time of cessation of employment, any Restricted Stock Units that were not previously vested will become vested.

(2) Subject to clause (1), if your employment with the Company is terminated for any reason other than death, Disability or Retirement (based solely on clause (ii) of the definition of such term in the Plan, which requires the consent of the Committee), then you will forfeit any Restricted Stock Units that are not vested as of the date your employment is terminated.

(3) Subject to clause (1), if you cease to be employed by the Company by reason of death, Disability or Retirement (based solely on clause (ii) of the definition of such term), then, effective immediately prior to the time of cessation of employment, a portion of the unvested Restricted Stock Units in each Tranche will vest, which portion will be equal to the number of unvested Restricted Stock Units in that Tranche multiplied by a fraction the numerator of which is the number of Months (counting a partial Month as a full Month) from the Grant Date until the date your employment is terminated by reason of death, Disability or Retirement (based

solely on clause (ii) of the definition of such term), and the denominator of which is the number of Months from the Grant Date to the anniversary date on which such Tranche would otherwise have become unrestricted if your employment had continued, and you will forfeit the remaining Restricted Stock Units that are not vested. For purposes of this Agreement, a "Month" shall mean the period that begins on the first calendar day after the Grant Date, or the anniversary of the Grant Date that occurs in each calendar month, and ends on the anniversary of the Grant Date that occurs in the following calendar month.

Voting Rights and Dividends: You are not entitled to exercise any voting rights with respect to the Common Stock of HDI underlying your Restricted Stock Units. You will be credited with a cash amounts equivalent to any dividends and other distributions paid with respect to the Common Stock of HDI underlying your Restricted Stock Units (reduced for any tax withholding due), so long as the applicable record date occurs before you forfeit such Restricted Stock Units, and such dividend equivalents will remain subject to the same risk of forfeiture and other terms as the Restricted Stock Units with respect to which they were credited. If, however, any dividends or distributions with respect to the Common Stock of HDI underlying your Restricted Stock Units are paid in Shares rather than cash, you will be credited with additional Restricted Stock Units equal to the number of shares that you would have received had your Restricted Stock Units been actual Shares, and such Restricted Stock Units will be subject to the same risk of forfeiture and other terms of this Restricted Stock Unit Agreement as are the Restricted Stock Units that are granted contemporaneously with this Restricted Stock Unit Agreement. Any amounts due to you under this provision shall be paid to you, in cash in your local currency (using the spot rate then in effect), at the same time as payment is made in respect of the Restricted Stock Units with respect to which the dividend equivalents relate.

Tax Withholding: To the extent that your receipt of Restricted Stock Units, the vesting of Restricted Stock Units or your receipt of payments in respect of Restricted Stock Units results in income to you for federal or local taxes, the Company has the right and authority to deduct or withhold from any compensation it would pay to you (including payments in respect of Restricted Stock Units) an amount, and/or to treat you as having surrendered vested Restricted Stock Units having a value, sufficient to satisfy its withholding obligations. In its discretion, the Company may require you to deliver to the Company or to such other person as the Company may designate at the time the Company is obligated to withhold taxes that arise from such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations.

Rejection/Acceptance: You have ninety (90) days following the Grant Date to accept this Award through your Fidelity account. If you have not accepted this Award within ninety (90) days following the Grant Date, the Restricted Stock Units granted herein shall be automatically forfeited. If you choose to accept this Restricted Stock Unit Agreement, then you accept the terms of this Award, acknowledge these tax implications and agree and consent to all amendments to the Plan, the Harley-Davidson, Inc. 2009 Incentive Stock Plan and the Harley-Davidson, Inc. 2014 Incentive Stock Plan through the Grant Date as they apply to this Award and any prior awards to you of any kind under such plans.

**Notice of Award of Performance Shares
And Performance Shares Agreement
(Standard)**

Harley-Davidson, Inc.
ID:39-1805420
3700 West Juneau Avenue
Milwaukee, WI 53208

<first_name><Last_name
ID: <emp_id>

Performance Shares
Plan: 2020 Incencitve Stock Plans

_____

Effective **<award_date>** (the "Grant Date"), you have been granted **<shares_awarded>** Performance Shares (the "Target Performance Shares") with respect to shares of Common Stock of Harley-Davidson, Inc. ("HDI") under HDI's 2020 Incentive Stock Plan (the "Plan").

The number of Performance Shares you earn will be based on HDI's average achievement of performance goals for the three-year performance period of fiscal years 2025-2027 (the "Performance Period"), modified by HDI's relative total shareholder return ("TSR") performance compared to a predetermined peer group, measured over the Performance Period, as described below.

Performance Goals. The performance goals for the Performance Period and their respective weightings will be approved by the Human Resources Committee (the "Committee") of HDI's Board of Directors will be communicated to you by the end of first quarter of the Performance Period. The level of performance will be expressed as a percentage of target from 0% to 200%. Following the end of the Performance Period, the level of performance determined by the Committee for Performance Period will yield the score applicable to the Performance Shares (the "Score").

TSR Modifier. The Score will be modified by HDI's relative TSR during the Performance Period as follows:

- The Committee will approve a peer group of companies against which HDI's TSR will be measured during the course of the Performance Period. The Committee will determine in its sole and absolute discretion how to address any changes in the peer group of companies that occur during the Performance Period.
- The Committee will assign to each potential TSR ranking a TSR modifier, expressed as a percentage ranging from -15% for the lowest ranking to +15% for the highest ranking.
- Following the end of the Performance Period, the Committee will determine HDI's TSR ranking for the Performance Period relative to the TSRs of each company in the peer group of companies for the Performance Period.
- The calculation of TSR for HDI and each company in the peer group of companies shall in each case reflect the average of the closing stock prices of the stock in question over the ten consecutive trading days preceding the beginning of the performance period and the last ten consecutive trading days of the performance period.
- HDI's TSR ranking will determine the actual TSR modifier percentage applicable to the Award.
- That percentage will be applied to the Score to yield a modified Score (the "Modified Score").

The number of Performance Shares earned will be equal to the product of the Target Performance Shares multiplied by the Modified Score, provided that the maximum number of Performance Shares earned cannot exceed 200% of the Target Performance Shares.

Any Performance Shares that are earned based on performance will be earned on the date that the Committee determines the achievement of the applicable level of performance following the Performance Period. Any Performance Shares that are not earned on such date shall be forfeited.

You may not sell, transfer or otherwise convey an interest in or pledge any of your Performance Shares.

The Performance Shares are granted under and governed by the terms and conditions of the Plan and this Performance Shares Agreement including Exhibit A. Additional provisions regarding your Performance Shares and definitions of capitalized terms used and not defined in this Performance Shares Agreement can be found in the Plan.


HARLEY-DAVIDSON, INC.


Tori Termaat
Chief Human Resources Officer


Exhibit A to Performance Shares Agreement


Confidential Information: In consideration of your agreement to the terms of this Performance Share Agreement by your acceptance of this Performance Share Agreement, the Company promises to disclose to you from time to time confidential and competitively sensitive information concerning, among other things, the Company and its strategies, objectives, performance and business prospects. You may use this information to perform your duties to the Company as well as in determining whether to accept an equity award. You shall not use and/or disclose this information for any purpose prohibited by the Company's policies and guidelines concerning insider trading and/or as otherwise prohibited by this Performance Share Agreement.

Certain Definitions: The following definitions apply in this Performance Share Agreement:

(1) "Company" or "the Company" means HDI and all of its subsidiaries and affiliates engaged in the development, manufacture, procurement, marketing, financing, or selling of two- or three-wheeled motorcycles; motorcycle parts, accessories, and clothing; or other motorcycle-related or motorcycle brand-identified products or services including financial services.

(2) "Competitive Business" as used in this Performance Share Agreement means any person, firm, corporation, or entity of any type other than the Company that: (a) is engaged in developing, making, marketing or selling: (i) two- or three-wheeled motorcycles; (ii) motorcycle parts, motorcycle accessories, and/or motorcycle clothing; or (iii) other motorcycle-related or motorcycle brand-identified products or services; and (b) markets or sells, or is reasonably expected to market or sell, directly or indirectly, such as through a dealer or dealer network, any of these products or services in any Prohibited Territory. Examples of a Competitive Business provided for your convenience and subject to change in an evolving marketplace include, but is not limited to the following: KTM AG; Husqvarna Motorcycles GmbH; Royal Enfield; Erik Buell Racing LLC; MV AGUSTA Motor S.p.A.; Parts Unlimited; Tucker Rocky Distributing; Polaris Industries, Inc.; Victory Motorcycles; Indian Motorcycle Company; Triumph Motorcycles Ltd.; Honda Racing Corporation; Yamaha Motor Co., Ltd.;

Suzuki Motor Corporation; Kawasaki Motorcycle & Engine Company; Zero Motorcycles, Inc.; Brammo, Inc.; BMW Motorrad; Bombardier Recreational Products Inc.; Bajaj Auto Limited; TVS Motor Company Ltd.; The Hero Group, Ltd.; and Ural Motorcycles. Tesla, Inc. would be another example of a Competitive Business if Tesla is engaged in developing, manufacturing, marketing or selling a two- or three-wheeled motorcycle and/or related products or services.

(3) "Confidential Information" means any and all non-public information, ideas, and materials, other than Trade Secrets, in whatever form, tangible or intangible, related to Company's business (including, without limitation, the business of any entity owned by, controlled by, or affiliated with the Company) that provides Company with a competitive business advantage by virtue of the information, idea, or material not being generally known to Company's competitors, Company's customers, and/or the general public. Confidential Information includes, but is not limited to: project files, product designs, drawings, sketches and processes; production characteristics; testing procedures and results thereof; manufacturing methods, processes, techniques and test results; plant layouts, tooling, engineering evaluations and reports; business plans, financial statements and projections; operating forms (including contracts) and procedures; payroll and personnel records; non-public marketing materials, plans and proposals; customer lists and information, and target lists for new clients and information relating to potential clients; software codes and computer programs; training manuals; policy and procedure manuals; raw materials sources, price and cost information; administrative techniques and documents; and information received by the Company under an obligation of confidentiality to a third party. Confidential Information does not include any information, idea, or material (i) that is disclosed to you without confidential or proprietary restriction by a third party who rightfully possesses the information, idea, or material (likewise without confidential or proprietary restriction) prior to or independent of your employment, (ii) that is rightfully in your possession or part of your general knowledge prior to or independent of your employment, or (iii) that is or becomes publicly known or is legitimately in the public domain through lawful means and without breach of this Performance Share Agreement by you, or breach of a similar agreement by others.

(4) "Prohibited Territory" shall mean any country in which the Company, at any time during the time period from the date of this Performance Share Agreement through the last day of your employment with the Company, (a) directly or indirectly, such as through a dealer network, marketed or sold its motorcycles or motorcycle-related products or services, or (b) had documented plans to market or sell, directly or indirectly, its motorcycles or motorcycle-related products or services (unless such plans had been abandoned).

(5) "Trade Secrets" means any information, including any data, plan, drawing, specification, pattern, procedure, method, computer data, system, program or design, device, list, tool, or compilation, that relates to the present or planned business of the Company and which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means to, other persons who can obtain economic value from their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of "trade secret" under applicable law, the latter definition shall control.

(6) Neither Confidential Information nor Trade Secrets include general skills or knowledge or skills that you obtained prior to your employment with the Company.

Confidentiality:

(1) During the time period from the date of this Performance Share Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not use or disclose any Confidential Information except for the benefit of the Company in the course of your employment by the Company and shall not use or disclose any Confidential Information in competition with or to the detriment of the Company, or for your benefit or the benefit of anyone else other than the Company.

(2) During the time period from the date of this Performance Share Agreement and for so long thereafter as such information is not generally known to, and not readily ascertainable by proper means to, other persons who can obtain economic value from its disclosure or use, you will maintain all Trade Secrets to which you have received access while employed by the Company as confidential and as the property of the Company. Nothing in this Agreement shall limit Company's remedies with respect to your unauthorized use and/or disclosure of Trade Secrets. You understand and acknowledge that you are hereby being provided notice that under the 2016 Defend Trade Secrets Act (DTSA): (i) No individual will be held criminally or civilly liable under federal or state trade secret law for the disclosure of a trade secret (as defined under the DTSA) that: (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) An individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade

secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

(3) Upon termination of your employment with the Company, you will turn over immediately to the Company all Confidential Information and Trade Secrets (including all paper and electronic copies), and you shall retain no copies thereof. You shall attend an exit interview at or around the time of termination and sign a written statement certifying your compliance with the terms of this Performance Share Agreement. This Performance Share Agreement, including, but not limited to, this confidentiality provision, does <u>not</u> restrict or prevent you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, the National Labor Relations Board, the Securities and Exchange Commission, or any other federal, state, or local agency charged with the enforcement of any laws, including providing documents or other information, or exercising your rights under Section 7 of the NLRA to engage in protected, concerted activity with other employees.

Competitive Employment: During the time period from the date of this Performance Share Agreement through the date that is one year after the last day of your employment with the Company, regardless of whether your termination of employment is voluntary or involuntary or the reason therefor, you shall not substantially participate in, supervise, or manage, any activities or services, which are the same as, or substantially similar in function or purpose to, those you performed for the Company during the last twelve (12) months of your employment, or that are likely to result in the unauthorized use or disclosure of Confidential Information or Trade Secrets, for any Competitive Business in the Prohibited Territory. This restriction applies whether Employee is engaged to substantially participate in, supervise, or manage such activities or services as an employee, independent contractor, or consultant under the terms of any agreement, whether verbal, implied, or written.

No Solicitation of Certain Employees: During the time period from the date of this Performance Share Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any employee of the Company who was subject to your direct supervision or about whom you received any Confidential Information, in either event during any part of the last two years of your employment with the Company, to accept any employment, consulting, contracting or other confidential relationship with a Competitive Business. You understand, acknowledge, and agree that such solicitation will disrupt, damage, impair, and interfere with the Company's business and have a substantial negative impact on the Company's ability to compete.

No Solicitation of Certain Customers: During the time period from the date of this Performance Share Agreement through the date that is two years after the last day of your employment with the Company, regardless of whether the termination of your employment is voluntary or involuntary or the reason therefor, you shall not on behalf of or in connection with any Competitive Business, directly or indirectly, solicit or induce, or assist in any manner in the solicitation or inducement of any customer, distributor or dealer of the Company's products or services to terminate its relationship with the Company or to purchase or deal in products or services competitive with the Company's products or services, if you had any material contact with or learned any Confidential Information about the customer, distributor or dealer, in either event through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company during any part of the last two years of your employment with the Company.

Termination of Employment:

(1) If your employment with the Company is terminated prior to the third December 31 following the Grant Date for any reason other than death, Disability or Retirement (based on clause (ii) of the definition of such term in the Plan, which requires the consent of the Committee, or, if such termination occurred after the first anniversary of the Grant Date, based on clause (i) of the definition of such term in the Plan), then you will forfeit any Performance Shares as of the date your employment is terminated.

(2) If you cease to be employed by the Company prior to the third December 31 following the Grant Date by reason of death, Disability or Retirement (based on clause (ii) of the definition of such term in the Plan, or, if such termination occurred after the first anniversary of the Grant Date, based on clause (i) of the definition of such term in the Plan), then you will receive a portion of the number of Performance Shares that you would

have received had you not ceased to be employed by the Company, which portion will be equal to such number of Performance Shares multiplied by a fraction the numerator of which is the number of Months (counting a partial Month as a full Month) from the Grant Date until the date your employment is terminated by reason of death, Disability or Retirement (based on clause (ii) of the definition of such term in the Plan, or, if such termination occurred after the first anniversary of the Grant Date, based on clause (i) of the definition of such term in the Plan), and the denominator of which is the number of Months from the Grant Date to the third December 31 following the Grant Date, and you will forfeit any remaining Performance Shares. For purposes of this Agreement, a "Month" shall mean the period that begins on the first calendar day after the Grant Date or the applicable anniversary of the Grant Date that occurs in each calendar month, and ends on the anniversary of the Grant Date that occurs in the following calendar month.

Voting Rights and Dividends: You are not entitled to exercise any voting rights with respect to the Shares underlying your Performance Shares. You will not receive cash payments relating to any dividends and other distributions paid with respect to the Shares underlying your Performance Shares at the time of the payment date of the dividend or other distribution. If, however, any dividends or distributions with respect to the Shares underlying your Performance Shares are paid in Shares rather than cash, you will be credited with additional Performance Shares equal to the number of shares that you would have received had your Performance Shares been actual Shares, and such Performance Shares will be subject to the same risk of forfeiture and other terms of this Performance Shares Agreement as are the Performance Shares with respect to which they were credited. Amounts credited to you in the form of additional Performance Shares will be settled (if vested) at the same time as the Performance Shares with respect to which they were credited. Further, at the time Performance Shares are settled, you will receive a dividend equivalent cash payment in respect of any dividends and other distributions paid in cash with respect to Shares for which the record date is on or after the Grant Date and before the settlement date which payment will be in an amount equal to the product of the number of Shares payable to you on settlement of your Performance Shares and the total amount of dividends and other distributions paid in cash with respect to a Share during such period.

Settlement: Your Performance Shares will be settled by delivery to you of Shares on a one-for-one basis, with one Share being delivered for each Performance Share that you earn. The Performance Shares will be settled (and any dividend equivalent cash payment will be paid to you) as soon as practicable following the third December 31 following the Grant Date and no later than March 15 of the third year after the year in which the Grant Date occurs. Cash will be paid in satisfaction of any fractional Performance Share settled pursuant to this paragraph.

Issuance of Share Certificates: In lieu of issuing in your name certificate(s) evidencing your Shares, HDI may cause its transfer agent or other agent to reflect on its records your ownership of such Shares.

Tax Withholding: To the extent that your receipt of Performance Shares, the vesting of Performance Shares, your receipt of payments in respect of Performance Shares or the delivery of Shares to you in respect of Performance Shares results in a withholding obligation to the Company with respect to federal, state or local taxes, the Company has the right and authority to deduct or withhold from any compensation it would pay to you (including payments in respect of Performance Shares) an amount, and/or to treat you as having surrendered vested Performance Shares having a value, sufficient to satisfy its withholding obligations. In its discretion, the Company may require you to deliver to the Company or to such other person as the Company may designate at the time the Company is obligated to withhold taxes that arise from such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations.

When income results from the delivery of Shares to you in respect of Performance Shares, to the extent the Company permits you to do so, you may satisfy the withholding requirement, in whole or in part, by electing to have the Company accept that number of Shares having an aggregate Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that the Company must withhold in connection with the delivery of such Shares. If you would be left with a fractional share after satisfying the withholding obligation, the fair market value of that fractional share will be applied to your general federal tax withholding. If the Company does not allow you to elect to have the Company accept Shares, or if you want to keep all of the Shares that will be delivered, you will have to deliver to the Company or to such other person as the Company may designate funds in an amount sufficient to cover the withholding tax obligation on a date advised by the Company. Where you may elect to deliver funds to satisfy the withholding tax obligation, your election to

deliver funds must be irrevocable, in writing, and submitted to the Secretary or to such other person as the Company may designate on or before the date that the Company specifies, which will be before the date of delivery of the Shares, and if you fail to deliver such election then you will be deemed to have elected to have the Company accept Shares as described above.

Rejection/Acceptance: You have ninety (90) days following the Grant Date to accept this Award through your equity account. If you have not accepted this Award within ninety (90) days following the Grant Date, the Performance Shares granted herein shall be automatically forfeited. If you choose to accept this Performance Shares Agreement, then you accept the terms of this Award, acknowledge these tax implications and agree and consent to all amendments to the Plan, the Harley-Davidson, Inc. 2009 Incentive Stock Plan and the Harley-Davidson, Inc. 2014 Incentive Stock Plan through the Grant Date as they apply to this Award and any prior awards to you of any kind under such plans.

Policy Name:	INSIDER TRADING POLICY	Policy No.:	705-005
Segment:	GLOBAL AFFILIATES OF Harley-davidson, INC.	Pages:	5
Function:	LEGAL	Approval Date:	February 1994
Policy Owner:	CHIEF COMPLIANCE OFFICER	Effective Date:	February 1994
Approved By:	BOARD OF DIRECTORS	Version:	3. February 4, 2015 2. January 1, 2013 1. February 1994
Attachments or References:	INSIDER TRADING POLICY COMMONLY ASKED QUESTIONS		

I. Purpose and Objectives

The purpose of this Policy is to promote compliance with securities laws and to remind employees and the officers and directors of the Company of the legal restrictions on trading Company Securities (and securities of other companies) while in possession of Material Nonpublic Information and under certain other circumstances. In light of the severity of the possible sanctions, both to you and to the Company, we have established this Policy to assist all of us in complying with our obligations. Any violation of this (or any other Company policy) could subject you to disciplinary action and/or serious criminal and civil liabilities and sanctions.

II. Policy Statement

Because the Company Securities are publicly traded, there are certain important restrictions and limitations that United States federal securities laws impose on you relating to trading in Company Securities and disclosing information regarding the Company.

PROHIBITION AGAINST TRADING ON OR DISCLOSING MATERIAL NONPUBLIC INFORMATION. It is Illegal Insider Trading and against our Company policy, for any person to engage in any transaction in Company Securities at a time when possessing knowledge of Material Nonpublic Information. You cannot trade while in possession of Material Nonpublic Information even if it will cause negative consequences (e.g., you will lose money) or if your securities transaction was planned prior to having knowledge of Material Nonpublic Information.

It is also illegal, and against our Company policy, to do any of the following:

1. Tip Immediate Family Members, relatives, friends and other outsiders whom you have a pattern of sharing confidences with, such as financial and personal counselors, members of the investment community and /or news media, by relaying Material Nonpublic Information to them for use in trading in securities.
2. Trade in the securities of another company, on the basis of material nonpublic information about that company, obtained as a result of your affiliation with the Company. Examples of such information would include knowledge that the Company proposes to enter (or not enter) into a major commercial transaction with such company or is evaluating an acquisition of such company.
3. Engage in any other action to take personal advantage of Material Nonpublic Information.
   Before you make a transaction involving Company Securities, always carefully consider how the transaction may be construed by securities enforcement authorities who will have the benefit of hindsight.

<u>VIOLATION OF THIS POLICY AND INSIDER TRADING LAWS</u>. Violations of this Policy and the insider trading laws are taken very seriously and may result in disciplinary action, including, depending upon the circumstances, your dismissal from the Company. Illegal Insider Trading may subject you and the Company to serious criminal and civil liabilities and sanctions. You could be subject to up to US$5 million in criminal fines, up to 20 years in jail and civil penalties up to three times the illegal profit gained or loss avoided by you and any tippees. (for the purposes of imposing criminal and civil liabilities, "tippers" are subject to the same penalties as "tippees" even if they do not trade or profit from the sale of securities). Further, courts may require you to disgorge any profit gained or loss avoided. The consequences for the Company could include civil penalties of up to US$1 million or three times profit gained/loss avoided as a result of the traders violation and/or criminal penalties up to US$25 million. A violation or the appearance of a violation would also severely damage the Company"s reputation and business relationship. It is important to note that having independent motives (such as tax reasons or an emergency need for funds) for trading in Company Securities while in possession of Material Nonpublic Information will not prevent your liability.

<u>PROHIBITION OF CERTAIN TRANSACTIONS</u>. You may not engage in short-term or speculative transactions in Company Securities. Therefore you may not engage in:

1. Short-sales of Company stock, including a "sale against the box" (a sale with delayed delivery)
2. Puts, calls, or other derivative instruments in connection Company Securities, on an exchange or in any other organized market
3. Hedging transactions against Company Securities, including zero-cost collars, forward sale contracts or other transactions
4. Holding Company Securities in margin accounts or pledging company securities as collateral for a loan

<u>ADDITIONAL RESTRICTIONS FOR PERSONS SUBJECT TO TRADING BLACKOUTS</u>. In addition to the foregoing restrictions on trading, the Company may from time to time prior to the release of Material Nonpublic Information, impose a Trading Blackout on certain employees by virtue of their knowledge of Material Nonpublic Information from their jobs or their involvement in a specific project. Whether or not they actually possess Material Nonpublic Information, employees deemed by the Company to have such access are subject to additional procedures and restrictions and may need to consult the Office of the General Counsel to "pre-clear" transactions prior to engaging in any transaction in Company Securities. Any individuals who are subject to a Trading Blackout or who are required to obtain pre-clearance for transactions in Company Securities will receive notification by the Office of the General Counsel that they are subject to these additional trading restrictions.The imposition of an event-specific Trading Blackout or the extension of a Trading Blackout will not be announced to the Company as a whole and the persons subject to an event-specific Trading Blackout should not communicate the event-specific Trading Blackout to any other person.

If you have been determined to be an employee who is likely to have access to Material Nonpublic Information relating to the Company's quarterly earnings that is generally not disseminated to all employees, the Office of the General Counsel will send you a memorandum reminding you of your obligations prior to the release of the Company's quarterly earnings. The memorandum will include a reminder of any applicable Trading Blackout and provide details relating to the applicable responsibilities and procedures relating to trading Company Securities during the Open Window Period. In addition, a separate memorandum will be sent to the Company's executive officers, members of the Board of Directors and certain other employees prior to the release of the Company's quarterly earnings that details the additional reporting requirements and responsibilities applicable under SEC and NYSE laws and regulations. Regardless of an Open Window Period or whether an employee is designated as subject to a Trading Blackout or other trading restrictions, no one can trade with knowledge of Material Nonpublic Information.

POST-TERMINATION TRANSACTIONS. Many of the provisions of this Policy continue to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of Material Nonpublic Information when his or her service with the Company terminates, that individual may not trade in Company Securities until that Material Nonpublic Information has become public or is no longer material.   The Trading Blackouts and "pre-clearance procedures" specified above will generally cease to apply to transactions in Company Securities at the time an employee's service with the Company terminates. Executive officers and directors may be subject to additional securities laws restrictions for up to six months from the termination of their insider status.

CONFIDENTIALITY. Serious problems could be caused for the Company and you by any unauthorized disclosure of Material Nonpublic Information, whether or not the unauthorized disclosure is for the purpose of facilitating Illegal Insider Trading. You should not discuss Material Nonpublic Information with anyone within the Company who does not have a business need to know or with anyone outside of the Company, except as required in your performance of regular employment duties. Please refer to our Everyday Values—Code of Business Conduct and our other relevant Company policies for further guidance concerning Confidential Company Information.

RULE 10B5-1 PLANS. A Rule 10b5-1 Plan may be available to an employee, officer or directors only upon the prior written approval of the General Counsel of the Company. A Rule 10b5-1 Plan may be established only during those periods when the employee, officer or director is otherwise eligible to engage in transactions in Company Securities.

Subsequent authorization or pre-clearance will not be required for actual purchases and sales of securities under an approved Rule 10b5-1 Plan so long as: (1) the timing of such purchase or sale is outside the control of the employee, officer or director; and (2) such employee, officer or director has no actual knowledge of the terms of the transaction prior to execution. Once a Rule 10b5-1 Plan is established, the employee, officer or director cannot alter or deviate from such Plan or alter a corresponding or hedging transaction or position with respect to the securities subject to the Plan.

A Rule 10b5-1 Plan may be terminated at any time. However, an employee, officer or director who terminates a Rule 10b5-1 Plan may not establish another Rule 10b5-1 Plan for a period of ninety (90) days. An employee, officer or director may amend a Rule 10b5-1 Plan at any time that such person is not aware of Material Nonpublic Information. However, such an amendment must: (1) be approved in advance by the General Counsel in writing, and (2) provide that no transaction is to be initiated under the amended Rule 10b5-1 Plan for a period of at least ten (10) business days following the date of the amendment.

The Company reserves the right to limit the amount of Company Securities that can be sold each day by any employee, officer or director pursuant to a Rule 10b5-1 Plan. The General Counsel has the right to require any employee, officer or director to amend an existing Rule 10b5-1 Plan, in compliance with Rule 10b5-1, to effectuate such trading limitations when necessary. No employee, officer or director will have any cause of action against the Company or its directors or officers as a result of any losses sustained due to restrictions imposed on the amount of Company Securities such person is permitted to sell on any trading day pursuant to a Rule 10b5-1 Plan.

ASSISTANCE. You should feel free to consult with the Office of the General Counsel if you have any questions or need clarification relating to this Policy, the relevant laws, or any of the restrictions set forth above. Please do not try to resolve uncertainties on your own.

III.   **Scope**

This Policy applies to all officers, members of the board of directors of Harley-Davidson, Inc., to all employees of Harley-Davidson, Inc. and to its subsidiaries and affiliates; and, similar to all policies, including the Code of Business Conduct, will be enforced consistent with applicable local law and collective bargaining agreements. This Policy is also applicable to Immediate Family Members residing with employees, officers or directors, and non-employee insiders that include independent contractors, consultants, contingents, external auditors, outside legal counsel and others.

IV. Responsibility

The Chief Compliance Officer is the Policy Owner. The Compliance and Ethics Committee of the Company is responsible for monitoring this policy.

The Office of the General Counsel is authorized to summarize this Policy in whole or in part and to disseminate it to employees, officers or directors from time to time. The Office of the General Counsel is also authorized to create memoranda and guidelines regarding the obligations of employees, officers or directors prior to the release of the Company's quarterly earnings, to amend such memoranda from time to time and to disseminate such memoranda to employees, officers or directors from time to time.

V. Exceptions

This Policy does not apply to:

A. Purchases of Company Securities by means of periodic contributions to a retirement (401(k)) plan or Employee Stock Purchase Plan pursuant to a scheduled payroll deduction. Any discretionary changes to contributions would be subject to this Policy.

A. Transactions in Company Securities under a Rule 10b5-1 Plan that an employee, officer or director has established in accordance with this Policy.

B. Exercise of a tax withholding right pursuant to which you elect to have shares withheld to satisfy tax withholding requirements.

C. Receipt of Company Securities upon the "vesting" (i.e., lapsing of restrictions) of restricted stock or restricted stock units. Any subsequent disposition of the Company Securities received would, however, be subject to this Policy.

D. Exercise of vested stock options within 30 days of the expiration of the options. Any subsequent disposition of the Company Securities received would, however, be subject to this Policy.

E. Bona fide gifts of Company Securities are generally exempt from this Policy; however, individuals who are subject to pre-clearance requirements must obtain pre-clearance prior to making a bona fide gift of Company Securities. Individuals who are subject to pre-clearance requirements can request pre-clearance of a bona fide gift of Company Securities during a Trading Blackout.

The Chief Compliance Officer / General Counsel and the Chief Financial Officer can also jointly provide waivers from the application of this Policy prior to specific transactions.

II. Definitions

TERM	DEFINITION
Company	Harley-Davidson, Inc. and its subsidiaries and affiliates
Company Securities	The Company's common stock and any Company debt securities.

Confidential Company Information	Information about the Company that is not available to the public or that has limited disclosure within the Company or that is treated or designated as confidential information by the Company. Confidential Company Information includes things like trade secrets, pricing, business plans, new products and services, inventions, designs, methods, systems, improvements and other legally protected informatio
Immediate Family Member	Your spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, step-children, step-parents and anyone (other than a tenant or a domestic employee) who shares your home.
Illegal Insider Trading	Trading in securities based on Material Nonpublic Information.
Material Nonpublic Information	Any information about the Company that has not been widely disseminated to the public that would reasonably affect an investor's decision to buy, sell or hold Company Securities.
NYSE	The New York Stock Exchange, Inc.
Rule 10b5-1 Plan	A written plan established by an employee, officer or director pursuant to SEC Rule 10b5-1 and approved by the Company setting forth the number, price and timing of future purchases or sales of Company Securities by that person.
SEC	The United States Securities and Exchange Commission.
Tipping	Making recommendations or giving trading advice while you are aware of Material Nonpublic Information (apart from advising others not to trade if by trading they might violate the law or this Policy).
Trading Blackout	A periodic ban on trading in Company Securities by employees who are likely to have access to Material Nonpublic Information.
Open Window Period	The time period when those employees who are subject to Trading Blackouts may trade.

Exhibit 21

HARLEY-DAVIDSON, INC. SUBSIDIARIES

Name	Jurisdiction of Incorporation
Harley-Davidson Motor Company, Inc.	Wisconsin
Harley-Davidson Museum, LLC	Wisconsin
Harley-Davidson Retail, LLC	Wisconsin
HDWA, LLC	Wisconsin
HDWA, LLC Trust	Wisconsin
ElectricSoul, LLC	Delaware
LiveWire EV, LLC	Delaware
LiveWire Motorcycles Canada, Inc.	Canada
LiveWire U.K. Ltd.	United Kingdom
LiveWire Group, Inc.	Delaware
LiveWire Netherlands BV	Netherlands
LiveWire Motorcycles Alberta, Inc.	Canada
LiveWire France SAS	France
Livewire Germany GMBH	Germany
LiveWire Switzerland GmbH	Switzerland
StaCyc, LLC	Delaware
LiveWire Labs, LLC	Wisconsin
H-D International Holding Co., Inc.	Wisconsin
Harley-Davidson Holding Co., Inc.	Delaware
Harley-Davidson Benelux B.V.	Netherlands
Harley-Davidson Retail B.V.	Netherlands
Harley-Davidson Holland Operations B.V.	Netherlands
Harley-Davidson France SAS	France
Harley-Davidson Germany GmbH	Germany
Harley-Davidson Italia S.r.l.	Italy
Harley-Davidson Japan KK	Japan
Harley-Davidson Europe Ltd.	United Kingdom
Harley-Davidson do Brazil Ltda.	Brazil
Harley-Davidson Australia Pty. Limited	Australia
Harley-Davidson (Shanghai) Commercial and Trading Co., Ltd.	China
H-D Hong Kong Ltd.	Hong Kong
Harley-Davidson España S.L.	Spain
Harley-Davidson Switzerland GmbH	Switzerland
Harley-Davidson De Mexico, S. De R.L. De C.V.	Mexico
Harley-Davidson De Mexico Management, S. De R.L. De C.V.	Mexico
Harley-Davidson Africa (Pty) Ltd.	Africa
Harley-Davidson Asia Pacific Pte. Ltd.	Singapore
Harley-Davidson Central and Eastern Europe s.r.o.	Czech Republic
H-D Motor Company India Private Limited	India
Harley-Davidson Austria GmbH	Austria
Harley-Davidson Russia LLC	Russia
Harley-Davidson MENA DMCC	Dubai
Harley-Davidson South East Europe Single Member E.P.E.	Greece
Harley-Davidson (Thailand) Company Limited	Thailand

Name	Jurisdiction of Incorporation
HDMC (Thailand) Limited	Thailand
H-D Motor (Thailand) Limited	Thailand
H-D Motorcycle (Thailand) Limited	Thailand
Harley-Davidson Indonesia PT	Indonesia
Harley-Davidson Canada GP Inc.	Canada
Harley-Davidson Canada Inc.	Canada
Harley-Davidson Financial Services, Inc.	Delaware
Harley-Davidson Insurance Services, Inc.	Nevada
Harley-Davidson Credit Corp.	Nevada
Harley-Davidson Insurance Services of Illinois, Inc.	Illinois
Harley-Davidson Customer Funding Corp	Nevada
Harley-Davidson Motorcycle Trust 2020-M	Delaware
Harley-Davidson Motorcycle Trust 2020-M-2	Delaware
Harley-Davidson Motorcycle Trust 2021-A	Delaware
Harley-Davidson Motorcycle Trust 2021-B	Delaware
Harley-Davidson Motorcycle Trust 2022-A	Delaware
Harley-Davidson Motorcycle Trust 2023-A	Delaware
Harley-Davidson Motorcycle Trust 2023-B	Delaware
Harley-Davidson Motorcycle Trust 2024-A	Delaware
Eaglemark Savings Bank	Nevada
Eaglemark Insurance Company Ltd.	Bermuda
Harley-Davidson Leasing, Inc.	Nevada
Harley-Davidson Warehouse Funding Corp.	Nevada
Harley-Davidson Financial Services International, Inc.	Delaware
Harley-Davidson Financial Services Europe Limited	United Kingdom
Harley-Davidson Financial Services Canada, Inc.	Canada

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-51741) pertaining to the Harley-Davidson, Inc. 1998 Director Stock Plan,
(2) Registration Statement (Form S-8 No. 333-123405) pertaining to the Harley-Davidson, Inc. 2004 Incentive Stock Plan,
(3) Registration Statement (Form S-8 No. 333-166549) pertaining to the Harley-Davidson, Inc. 2009 Incentive Stock Plan,
(4) Registration Statement (Form S-8 No. 333-181761) of Harley-Davidson, Inc. pertaining to the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees,
(5) Registration Statement (Form S-8 No. 333-199972) pertaining to the Harley-Davidson, Inc. 2014 Incentive Stock Plan,
(6) Registration Statement (Form S-8 No. 333-231340) of Harley-Davidson, Inc. pertaining to the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees,
(7) Registration Statement (Form S-3 No. 333-238110) of Harley-Davidson, Inc. and the related Prospectus,
(8) Registration Statement (Form S-8 No. 333-263074) pertaining to the Harley-Davidson, Inc. 2020 Incentive Stock Plan,
(9) Registration Statement (Form S-8 No. 333-275453) pertaining to the Harley-Davidson, Inc. 2020 Incentive Stock Plan Amendment,
(10) Registration Statement (Form S-8 No. 333-275454) pertaining to the Harley-Davidson, Inc. Aspirational Incentive Plan,
(11) Registration Statement (Form S-3 No. 333-275462) of Harley-Davidson, Inc. and the related Prospectus, and
(12) Registration Statement (Form S-3ASR No. 333-275544) of Harley-Davidson, Inc. and the related Prospectus;

of our reports dated February 26, 2025, with respect to the consolidated financial statements and schedule of Harley-Davidson, Inc. and the effectiveness of internal control over financial reporting of Harley-Davidson, Inc. included in this Annual Report (Form 10-K) of Harley-Davidson, Inc. for the year ended December 31, 2024.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
February 26, 2025

Exhibit 31.1

Chief Executive Officer Certification
Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

I, Jochen Zeitz, certify that:

1. I have reviewed this annual report on Form 10-K of Harley-Davidson, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2025   /s/ Jochen Zeitz
                                           Jochen Zeitz
                                           President and Chief Executive Officer

Exhibit 31.2

Chief Financial Officer Certification
Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

I, Jonathan R. Root, certify that:

1. I have reviewed this annual report on Form 10-K of Harley-Davidson, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2025   /s/ Jonathan R. Root
_____

Jonathan R. Root
Chief Financial Officer and President, Commercial

Exhibit 32

Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. sec. 1350

Solely for the purpose of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned President and Chief Executive Officer and the Chief Financial Officer and President, Commercial of Harley-Davidson, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2024 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: February 26, 2025

/s/ Jochen Zeitz
_____
Jochen Zeitz
President and Chief Executive Officer

/s/ Jonathan R. Root
_____
Jonathan R. Root
Chief Financial Officer and President, Commercial

Exhibit 97

WHY THIS IS IMPORTANT

To comply with the U.S. Securities and Exchange Commission (SEC) clawback rules and disclosure requirements, Harley-Davidson may be required to recover certain compensation paid to certain employees and independent contractors. This Policy ensures that in the event of an Accounting Restatement due to material noncompliance with financial reporting requirements, the Company (Harley-Davidson, Inc.) can recover excessive Incentive-Based Compensation received by certain Covered Officers as required by the SEC.

Additionally, if the Criminal Division of the United States Department of Justice (the "DOJ") decides to enter into criminal resolutions with the Company, the Company has the right, but not the obligation, to recover from a Culpable Individual the Recoupment Amount.

This Policy applies to all employees, including Covered Officers, of Harley-Davidson. This Policy shall be administered and interpreted, and may be amended from time to time, by the Company's Board of Directors ("Board") or any committee to which the Board may lawfully delegate its authority.

HOW WE DO IT

The triggering event for a clawback is an Accounting Restatement resulting from material noncompliance with financial reporting requirements, either due to misconduct or error.

If the Company is required to prepare an Accounting Restatement, the Company shall promptly recover the amount of Erroneously Awarded Compensation. The Company will calculate the recoverable amount for each covered individual based on the excess Incentive-Based Compensation received.

In addition to any other actions permitted by law or contract, the Company may take any or all of the following actions to recover any Erroneously Awarded Compensation and any Recoupment Amount: (a) require the Covered Officer or Culpable Individual to repay such amount; (b) offset such amount from any other compensation owed by the Company or any of its affiliates to the Covered Officer or Culpable Individual, regardless of whether the contract or other documentation governing such other compensation specifically permits or specifically prohibits such offsets; and (c) subject to maintaining compliance with regulations for tax-qualified retirement plans, to the extent the Erroneously Awarded Compensation or the Recoupment Amount was deferred into a plan of deferred compensation, whether or not qualified, forfeit such amount (as well as the earnings on such amounts) from the Covered Officer's or Culpable Individual's balance in such plan, regardless of whether the plan specifically permits or specifically prohibits such forfeiture.

If the Erroneously Awarded Compensation or Recoupment Amount consists of shares of the Company's common stock, and the Covered Officer or Culpable Individual still owns such shares, then the Company may satisfy its recovery obligations by requiring the Covered Officer or Culpable Individual to transfer such shares back to the Company.

Any right to recovery under this Policy shall be in addition to, and not in lieu of, any other rights of recovery that may be available to the Company.

WE DO NOT:

a. Recover Erroneously Awarded Compensation where the Company's Human Resources Committee of the Board of Directors decides that recovery would be impracticable and one of the following conditions has been satisfied:

i. After making a reasonable attempt to recover Erroneously Awarded Compensation, which efforts are documented and provided to the national exchange, the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered.

ii. Recovery would violate the laws of the country where a subsidiary of the Company is incorporated that were adopted prior to November 28, 2022, based upon an opinion from counsel located in the applicable jurisdiction.

iii. Recovery would likely cause an otherwise tax-qualified retirement plan that is broadly available to employees of the Company to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and related regulations.

b. Indemnify Covered Officers or Culpable Individuals for loss of Erroneously Awarded Compensation or any Recoupment Amount.

WE DO:

a. Comply with SEC requirements for listed issuers of securities and related disclosure requirements.

b. File all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including disclosure required by SEC regulations.

c. Maintain documentation of the determination of any reasonable estimates required for Recalculated Compensation and provide such documentation to the SEC or national exchange, as required.

HAVE A QUESTION?

If you have any questions relating to this policy, please contact the Legal Department.

WHERE THE RUBBER MEETS THE ROAD

Q. What types of compensation are subject to recovery under the Policy?

A. This Policy applies to excess Incentive-Based Compensation received by Covered Officers. This includes certain bonuses, performance stock options, and other equity-based awards that were granted or vested during the three fiscal years preceding an Accounting Restatement.

Q. When is Incentive-Based Compensation deemed "received"?

A. Incentive-Based Compensation is deemed "received" in the Company's fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

Q. Is the Company required to seek recovery of Erroneously Awarded Compensation?

A. Yes, the Company must take steps towards recovery promptly, with limited exceptions.

DEFINITIONS

Accounting Restatement refers to any accounting restatement required due to material noncompliance of the Company with any financial reporting requirement under securities law.

Covered Officer means Harley-Davidson's CEO, CFO, Controller, any employee at a level equivalent to vice-president or higher in charge of a principal business unit, division, or function, and any person who performs significant policy-making functions.

Culpable Individual means any employee of the Company, including any subsidiary, who engaged in misconduct under investigation by the DOJ or any person who had both supervisory authority over the employee(s) or business area engaged in the misconduct and knew of, or were willfully blind to, the misconduct.

Erroneously Awarded Compensation is the amount of Incentive-Based Compensation received by a Covered Officer during a Recovery Period where they served as a Covered Officer while the Company had a class of securities listed on a national exchange that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed pre-tax.

Incentive-Based Compensation means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

Recalculated Compensation is the amount of Incentive-Based Compensation that would have been received based on the restated amounts in an Accounting Restatement, excluding any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, the amount of the Recalculated Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return on the compensation received.

Recoupment Amount means the gross amount of all compensation, in any form (including but not limited to shares of common stock of the Company or deferred compensation, whether or not such deferral was made at the election of such individual), excluding base salary or base fees paid to a Culpable Individual during the period of misconduct as determined by the DOJ or reflected in a resolution between the DOJ and the Company, up to the amount of the applicable fine imposed on the Company by the DOJ with respect to such misconduct.

Recovery Period is the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare an Accounting Restatement. The Company is "required to prepare an Accounting Restatement" on the earlier of: (i) the date the Company's Board of Directors, an authorized Committee, of the Company's Board of Directors, or the Company's authorized officers conclude, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court or legally authorized body directs the Company to prepare an Accounting Restatement.

BOARD OF DIRECTORS



Troy Alstead

DIRECTOR

Owner and CEO of Harbor O5 LLC
Former COO & Former CFO of Starbucks Corporation



Jared D. Dourdeville

DIRECTOR

Partner at H Management, LLC a/k/a H Partners



James Duncan Farley, Jr.

DIRECTOR

President and Chief Executive Officer of Ford Motor Company



Allan Golston

DIRECTOR

President, United States Program for the Bill & Melinda Gates Foundation



Sara Levinson

DIRECTOR

Co-founder and Former Director of Katapult Studio
Former President of NFL Properties, Inc.



Norman Thomas Linebarger

DIRECTOR

Former Executive Chairman, Cummins Inc.
Former Chairman and Chief Executive Officer, Cummins Inc.



Rafeh Masood

DIRECTOR

Chief Growth and Digital Officer of Royal Caribbean Group
Former Executive Vice President and Chief Customer Officer of Bed, Bath & Beyond Inc.



Maryrose Sylvester

DIRECTOR

Former U.S. Head of Electrification and U.S. Managing Director of ABB Group
Former President and CEO of Current, powered by GE



Jochen Zeitz

DIRECTOR

Chairman of the Board, President, and Chief Executive Officer of Harley-Davidson, Inc.

EXECUTIVE OFFICERS



Jochen Zeitz   OFFICER

Chairman of the Board, President, and Chief Executive Officer of Harley-Davidson, Inc.



Charles Do   OFFICER

Senior Vice President, Harley-Davidson Financial Services



Glen Koval   OFFICER

Senior Vice President of Global Motorcycle Development,
Harley-Davidson Motor Company



Paul J. Krause   OFFICER

Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary,
Harley-Davidson, Inc.



Jagdish Krishnan   OFFICER

Chief Digital and Operations Officer, Harley-Davidson, Inc.



Luke Mansfield   OFFICER

Chief Commercial Officer, Harley-Davidson Motor Company



Jonathan Root

Chief Financial Officer, Harley-Davidson, Inc. and President, Commercial, Harley-Davidson Motor Company



Tori Termaat

Chief Human Resources Officer, Harley-Davidson, Inc.